Registration No. 333-
-------------------------------------------------------------------------------


                   -----------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                       ----------------------------------

                                    FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933               [X]


        Pre-Effective Amendment No.                                   [ ]
                                   ----

        Post-Effective Amendment No.                                  [ ]
                                     ----


                                 AND/OR

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940       [ ]

        Amendment No.                                                 [ ]
                     ----

                        (Check appropriate box or boxes)

                        --------------------------------

                      AXA EQUITABLE LIFE INSURANCE COMPANY
                           (Exact Name of Registrant)

                        --------------------------------

                      AXA EQUITABLE LIFE INSURANCE COMPANY
                              (Name of Depositor)
             1290 Avenue of the Americas, New York, New York 10104
              (Address of Depositor's Principal Executive Offices)

       Depositor's Telephone Number, including Area Code: (212) 554-1234


                                   DODIE KENT
                           Vice President and Counsel

                      AXA Equitable Life Insurance Company
             1290 Avenue of the Americas, New York, New York 10104
            (Names and Addresses of Agents for Service (212)554-1234)

                  Please send copies of all communications to:
                           CHRISTOPHER E. PALMER, ESQ.
                              Goodwin Procter LLP
                         901 New York Avenue, Northwest
                             Washington, D.C. 20001
                              --------------------

                     CALCULATION OF REGISTRATION FEE UNDER
                           THE SECURITIES ACT OF 1933

----------------------------------------------------------------------------------------------------------------------------
Title of Securities Being    Amount Being       Proposed Maximum            Proposed Maximum         Amount of Registration
       Registered             Registered     Offering Price per Unit*   Aggregate Offering Price*               Fee
----------------------------------------------------------------------------------------------------------------------------
    Units of Interest
   Under Group Annuity
       Contract              $60,000,000           $.0001177(1)             $60,000,000(1)                  $7,062(2)
----------------------------------------------------------------------------------------------------------------------------

* Estimated solely for purpose of determining the registration fee.

(1)  The Contract does not provide for a predetermined amount or number of units

(2) Of the $60,000,000 of units of interest under group annuity contracts registered under Registration Statement File No. 333-114881, for which a filing fee of $7,602 was paid; and of the $40,000,000 of units of interest registered under Registration Statement File No. 333-86526, for which a filing fee of $3,680 was paid; and of the $200,000,000 of units of interest registered under Registration Statement File No. 333-59606 for which a filing fee of $50,000 was paid; and of the $60,000,000 of units of interest registered under Registration Statement File No. 333-114883, for which a filing fee of $7,602 was paid; and of the $40,000,000 of units of interest registered under Registration Statement File No. 333-104775, for which a filing fee of $3,236 was paid; and of the $60,000,000 of units of interest registered under Registration Statement 333-35596, for which a filing fee of $15,840 was paid, $220,742,849 (for an aggregate filing fee of $27,366) are being carried forward.



Pursuant to Rule 429 promulgated under the Securities Act of 1933, as amended, the prospectus contained in this Registration Statement is also made part of Registration Statement File No. 333-114881 of the Registrant.

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this registration statement.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

American Dental Association
Members Retirement Program


PROSPECTUS DATED MAY 1, 2005


--------------------------------------------------------------------------------

Please read this prospectus and keep it for future reference. It contains important information you should know before participating in the Program or allocating amounts under the contract.

ABOUT THE ADA PROGRAM

The Program provides members of the American Dental Association and their eligible employees several plans for the accumulation of retirement savings on a tax-deferred basis. Through trusts ("trusts") maintained under these plans, you can allocate contributions among the investment options offered under the Program. There are currently thirteen investment options under the Program including: 3-year and 5-year Guaranteed Rate Accounts, and, through the American Dental Association Members Retirement Program contract, ten investment funds and the Money Market Guarantee Account.

WHAT IS THE AMERICAN DENTAL ASSOCIATION MEMBERS RETIREMENT PROGRAM CONTRACT?


The American Dental Association Members Retirement Program contract is a deferred group annuity contract issued by AXA Equitable Life Insurance Company. Contributions to the trusts maintained under the plans will be allocated among our investment funds, the Guaranteed Rate Accounts, and our Money Market Guarantee Account, in accordance with participant instructions.



------------------------------------------------------------------------
 Investment options
------------------------------------------------------------------------
 Principal Protection
------------------------------------------------------------------------
o Money Market Guarantee Account   o Guaranteed Rate Accounts
------------------------------------------------------------------------
 Large Company Stocks
------------------------------------------------------------------------
o Large Cap Growth Fund            o Equity Index Fund
o Equity Income Fund               o Growth Equity Fund(1)
------------------------------------------------------------------------
 Small/Mid Company Stocks
------------------------------------------------------------------------
o Small Cap Growth Fund            o Small Cap Value Fund
------------------------------------------------------------------------
 International Stocks
------------------------------------------------------------------------
o Foreign Fund
------------------------------------------------------------------------
 Balanced/Hybrid
------------------------------------------------------------------------
o LifeStrategy Income Fund         o LifeStrategy Moderate Growth Fund
------------------------------------------------------------------------
 Bond Fund
------------------------------------------------------------------------
o U.S. Bond Fund
------------------------------------------------------------------------



(1) There is no capitalization constraint on this Fund. The capitalization size of the Fund is driven by stock selection. Currently, the Fund may be considered to be large capitalization.

The Growth Equity Fund is managed by AXA Equitable and Alliance Capital Management L.P. does the day to day management of the Fund.

The Foreign Fund, Equity Index Fund, Equity Income Fund, Large Cap Growth Fund, LifeStrategy Income Fund, LifeStrategy Moderate Growth Fund, Small Cap Growth Fund, Small Cap Value Fund and U.S. Bond Fund, respectively invest in shares of the following mutual funds: Templeton Foreign Fund Advisor Class Z, Vanguard Institutional Index Fund, Putnam Equity Income Fund, Janus Adviser Forty Fund -- Class I, Vanguard LifeStrategy Income Fund, Vanguard LifeStrategy Moderate Growth Fund, Fidelity Small Cap Stock Fund, Wells Fargo Advantage Small Cap Value Fund Class Z and Western Asset Core Bond Portfolio -- Institutional Class ("Underlying Mutual Funds"). You should also read the prospectuses for the Underlying Mutual Funds, which you have previously received or accompany this Prospectus, and keep them for future reference. You may obtain a copy of any Underlying Mutual Fund prospectus, by writing or calling us toll-free. See "How to reach us" on the back cover.

We have filed registration statements relating to this offering with the Securities and Exchange Commission. A Statement of Additional Information ("SAI"), dated May 1, 2005, which is part of the registration statements, is available free of charge upon request by writing to us or calling us toll-free. The SAI has been incorporated by reference into this prospectus. The table of contents for the SAI and a request form to obtain the SAI appear at the end of this prospectus. You may also obtain a copy of this prospectus and the SAI through the SEC website at www.sec.gov.


The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense. The securities are not insured by the FDIC or any other agency. They are not deposits or other obligations of any bank and are not bank guaranteed. They are subject to investment risks and possible loss of principal.

                                                                      x00902/ADA

Contents of this prospectus
--------------------------------------------------------------------


--------------------------------------------------------------------------------
ADA PROGRAM
--------------------------------------------------------------------------------

Index of key words and phrases                                               4
Who is AXA Equitable?                                                        5
How to reach us                                                              6
The Program at a glance -- key features                                      7
Employer choice of retirement plans                                          7
Plan features                                                                7
The Contract at a glance -- key features                                     8


--------------------------------------------------------------------------------

FEE TABLE                                                                    9
--------------------------------------------------------------------------------
Examples                                                                    11

Condensed financial information                                             12
Financial statements of investment funds                                    12




--------------------------------------------------------------------------------

1. PROGRAM INVESTMENT OPTIONS                                               13
--------------------------------------------------------------------------------
Investment options                                                          13

The Equity Funds                                                            13
Additional information about the Equity Funds                               16
The guaranteed options                                                      16


--------------------------------------------------------------------------------

2. HOW WE VALUE YOUR ACCOUNT BALANCE IN THE INVESTMENT FUNDS                18
--------------------------------------------------------------------------------
For amounts in the Equity Funds                                             18
How we determine the unit value                                             18
How we value the assets of the Funds                                        18


--------------------------------------------------------------------------------

3. TRANSFERS AND ACCESS TO YOUR ACCOUNT                                     20
--------------------------------------------------------------------------------
Transfers among investment options                                          20
Disruptive transfer activity                                                20
Our Account Investment Management System (AIMS) and
     our internet website                                                   21
Participant loans                                                           21
Choosing benefit payment options                                            21
Spousal consent                                                             22
Benefits payable after the death of a participant                           22


----------------------

When we use the words "we," "us" and "our," we mean AXA Equitable. Please see the index of key words and phrases used in this prospectus. The index will refer you to the page where particular terms are defined or explained.

When we address the reader of this prospectus with words such as "you" and "your," we generally mean the individual participant in one or more of the plans available in the Program unless otherwise explained. For example, "The Program" section of the prospectus is primarily directed at the employer.

"You" and "your" also can refer to the plan participant when the contract owner has instructed us to take participant in plan instructions as the contract owner's instructions under the contract, for example "Transfers and access to your account."

No person is authorized by AXA Equitable Life Insurance Company to give any information or make any representations other than those contained in this prospectus and the SAI, or in other printed or written materials issued by AXA Equitable. You should not rely on any other information or representation.


2  Contents of this prospectus

--------------------------------------------------------------------------------
4. THE PROGRAM                                                              23
--------------------------------------------------------------------------------
Eligible employers                                                          23

Summary of plan choices                                                     23
Getting started                                                             23
How to make Program contributions                                           23
Allocating Program contributions                                            24
Distributions from the investment options                                   24
Rules applicable to participant distributions                               24


--------------------------------------------------------------------------------

5. CHARGES AND EXPENSES                                                     25
--------------------------------------------------------------------------------
Charges based on amounts invested in the Program                            25

Other expenses borne by the investment funds and underlying
     mutual funds                                                           25
Plan and transaction expenses                                               26
Individual annuity charges                                                  26
Charges for state premium and other applicable taxes                        26
General information on fees and charges                                     26

--------------------------------------------------------------------------------

6. TAX INFORMATION                                                          27
--------------------------------------------------------------------------------
Buying a contract to fund a retirement arrangement                          27

Income taxation of distributions to qualified plan participants             27


--------------------------------------------------------------------------------

7. MORE INFORMATION                                                         29
--------------------------------------------------------------------------------
About program changes or terminations                                       29

IRS disqualification                                                        29
About the separate accounts                                                 29
Changes to certain investment options                                       29
About legal proceedings                                                     29
About our independent registered public accounting firm                     29
Distribution of the contracts                                               30
Reports we provide and available information                                30
Acceptance                                                                  30


--------------------------------------------------------------------------------
APPENDIX
--------------------------------------------------------------------------------
I -- Condensed financial information                                       A-1


--------------------------------------------------------------------------------

TABLE OF CONTENTS OF STATEMENT OF ADDITIONAL INFORMATION

--------------------------------------------------------------------------------

                                                  Contents of this prospectus  3

Index of key words and phrases


--------------------------------------------------------------------------------


This index should help you locate more information on the terms used in this prospectus.



                                                      Page
        ADA Trustees                                    23
        AIMS                                            21
        AXA Equitable                                cover
        beneficiary                                     22
        benefit payment options                         21
        business day                                    21
        contract                                  cover, 8
        contributions                                   23
        disruptive transfer activity                    20
        eligible rollover distributions                 27
        Equity Funds                                    13
        Fair valuation                                  19
        GRAs                                        13, 16
        guaranteed options                              16
        individually designed plan                      23
        IRA                                             27
        internet website                                21
        investment funds                             cover
        investment options                              13
        market timing                                   20
        Master Plan                                     23
        Master Trust                                    23
        Money Market Guarantee Account                  16
        Pooled Trust                                    23
        Program                                         23
        separate accounts                               29
        Underlying Mutual Funds                      cover
        unit value                                      18
        unit                                            18
        Volume Submitter Plan                           23
        Volume Submitter Retirement Trust               23
        3-year GRA                                      16
        5-year GRA                                      16


4  Index of key words and phrases

Who is AXA Equitable?


--------------------------------------------------------------------------------


AXA Equitable Life Insurance Company ("AXA Equitable") (previously, The Equitable Life Assurance Society of the United States) is the issuer of the group annuity contract that funds the Program. AXA Equitable also makes forms of plans and trusts available, and offers recordkeeping and participant services to facilitate the operation of the Program.

AXA Equitable is a New York stock life insurance corporation and has been doing business since 1859. We are a wholly-owned subsidiary of AXA Financial, Inc. The sole shareholder of AXA Financial, Inc. is AXA, a French holding company for an international group of insurance and related financial services companies. As the sole shareholder, and under its other arrangements with AXA Equitable and AXA Equitable's parent, AXA exercises significant influence over the operations and capital structure of AXA Equitable and its parent. No company other than AXA Equitable's related companies, however, has any legal responsibility to pay amounts that AXA Equitable owes under the contract.

AXA Financial, Inc. and its consolidated subsidiaries manage approximately $598 billion in assets as of December 31, 2004. For more than 100 years AXA Equitable has been among the largest insurance companies in the United States. We are licensed to sell life insurance and annuities in all fifty states, the District of Columbia, Puerto Rico, and the U.S. Virgin Islands. Our home office is located at 1290 Avenue of the Americas, New York, NY 10104.



                                                        Who is AXA Equitable?  5

HOW TO REACH US


You may communicate with our processing office as listed below for the purposes described. Certain methods of contacting us, such as by telephone or electronically may be unavailable or delayed (for example our facsimile service may not be available at all times and/or we may be unavailable due to emergency closing). In addition, the level and type of service available may be restricted based on criteria established by us.

You can reach us as indicated below to obtain:

o Copies of any plans, trusts, adoption agreements, or enrollment or other forms used in the Program.

o Unit values and other account information under your plan,

o Any other information or materials that we provide in connection with the Program.

INFORMATION ON JOINING THE PROGRAM

--------------------------------------------------------------------------------
 BY PHONE:
--------------------------------------------------------------------------------
1-800-523-1125
(Retirement Program Specialists
available weekdays 9am to 5pm
Eastern Time)

--------------------------------------------------------------------------------
 BY REGULAR MAIL:
--------------------------------------------------------------------------------

The ADA Members Retirement Program
c/o AXA Equitable, Box 2011

Secaucus, NJ 07096

--------------------------------------------------------------------------------
 BY REGISTERED, CERTIFIED, OR OVERNIGHT DELIVERY:
--------------------------------------------------------------------------------
The ADA Members Retirement Program

c/o AXA Equitable

200 Plaza Drive, Second Floor
Secaucus, NJ 07094

--------------------------------------------------------------------------------
 BY INTERNET:
--------------------------------------------------------------------------------

The ADA Members Retirement Program Website www.axa-equitable.com/ada, provides information about the Program, as well as several interactive tools and resources that can help answer some of your retirement planning questions. The website also provides an e-mail feature that can be accessed by clicking on either "Contact us" or "Send E-Mail to AXA Equitable."


INFORMATION ONCE YOU JOIN THE PROGRAM

--------------------------------------------------------------------------------
 BY PHONE:
--------------------------------------------------------------------------------
1-800-223-5790 (U.S.) or 1-800-223-5790-0 from France, Israel, Italy, Republic of Korea, Switzerland, and the United Kingdom.
(Account Executives available weekdays 9am to 5pm
Eastern Time)

--------------------------------------------------------------------------------
 TOLL-FREE AIMS FOR AMOUNTS IN THE TRUST:
--------------------------------------------------------------------------------

By calling 1-800-223-5790 or 1-800-223-5790-0 you may, with your assigned personal security code, use our Account Investment Management System ("AIMS") to:


o Transfer assets between investment options and obtain account information.

o Change the allocation of future contributions and maturing guaranteed options.

o Hear investment performance information, including investment fund unit values and current guaranteed option interest rates.

AIMS operates 24 hours a day. You may speak with our Account Executives during regular business hours.

--------------------------------------------------------------------------------
 BY INTERNET FOR AMOUNTS IN THE TRUST:
--------------------------------------------------------------------------------

By logging on to www.axa-equitable.com/ada, Participant Log In you may, with your social security number and your personal security code, use the Internet to access certain retirement account information such as:


o Investment performance, current and historical investment fund unit values, and current guaranteed option interest rates.

o Transfer assets between investment options and obtain account balance information

o Change the allocation of future contributions and maturing Guaranteed Rate Accounts.

--------------------------------------------------------------------------------
 BY REGULAR MAIL:
--------------------------------------------------------------------------------
(correspondence): The ADA Members
                  Retirement Program
                  Box 2486 G.P.O.
                  New York, NY 10116

--------------------------------------------------------------------------------
 FOR CONTRIBUTION CHECKS ONLY:
--------------------------------------------------------------------------------
The Association Members
Retirement Program
P.O. Box 1599
Newark, NJ 07101-9764

--------------------------------------------------------------------------------
 FOR REGISTERED, CERTIFIED, OR OVERNIGHT DELIVERY:
--------------------------------------------------------------------------------
The ADA Members Retirement Program

c/o AXA Equitable

200 Plaza Drive, 2B-55
Secaucus, NJ 07094
--------------------------------------------------------------------------------
 BY E-MAIL:
--------------------------------------------------------------------------------

We welcome your comments and questions regarding the ADA Members Retirement Program. If you have a comment or suggestion about the ADA Website we would appreciate hearing from you. Go to www.axa-equitable.com/ada, Participant Services and click on "Contact Us" or click on "email the ADA Members Retirement Program."

No person is authorized by AXA Equitable Life Insurance Company to give any information or make any representations other than those contained in this prospectus and the SAI, or in the other printed or written material issued by AXA Equitable. You should not rely on any other information or representation.



6  Who is AXA Equitable?

The Program at a glance -- key features

--------------------------------------------------------------------------------


EMPLOYER CHOICE OF RETIREMENT PLANS

Our Master Plan is a defined contribution master plan that can be adopted as a profit-sharing plan (401(k), SIMPLE 401(k) and safe harbor 401(k) features are available) and a defined contribution pension plan, or both. The Program's investment options are the only investment choices under the Master Plan.

Our Volume Submitter Plan is a defined contribution plan that can be adopted as a profit-sharing plan (new comparability or age weighted) with or without 401(k) features. The Program's investment options are the only investment choices under the Volume Submitter Plan.

If you maintain your own individually-designed plan, which invests through our Investment Only arrangement, you may use the investment options in the Program through our Pooled Trust.



PLAN FEATURES



MASTER PLAN:

o Program investment options used as the only investment choices.

o Plan-level and participant-level recordkeeping, benefit payments, tax withholding and reporting provided.

o Use of our Master Trust.

o No minimum amount must be invested.

o 5500 reporting.

o Automatic updates for law changes.


VOLUME SUBMITTER PLAN:

o Program investment options used as the only investment choices.

o Plan-level and participant-level recordkeeping, benefit payments, tax withholding and reporting provided.

o Use of our Volume Submitter Retirement Trust.

o No minimum amount must be invested.

o 5500 reporting.

o Automatic updates for law changes, requires employer adoption.

INVESTMENT ONLY:

o Our Pooled Trust is adopted for investment use only.

o Recordkeeping services provided for plan assets in Pooled Trust.

TAX ADVANTAGES:

o On earnings
  No tax on investment earnings until withdrawn.

o On transfers
  No tax on internal transfers.

ADDITIONAL FEATURES FOR AMOUNTS HELD IN THE TRUSTS:

o Toll-free number available for transfers and account information.


o Internet website access to account information and transactions.


o Participant loans (if elected by your employer; some restrictions apply; not applicable to Investment Only).

o Regular statements of account.

o Retirement Program Specialist and Account Executive support.

o Daily valuation of accounts.

PLAN CHARGES AND EXPENSES:

o Plan and transaction charges vary by type of plan adopted, or by specific transaction.


                                      The Program at a glance -- key features  7

The Contract at a glance -- key features

--------------------------------------------------------------------------------


PROFESSIONAL INVESTMENT MANAGEMENT:

These professional investment managers advise or sponsor the ten different Equity Funds:

o Alliance Capital Management L.P.


o AXA Equitable


o Fidelity Management Research Company (FMR Co.)


o Janus Capital Management LLC


o Putnam Investment Management, LLC


o The Vanguard Group


o Templeton Global Advisors Ltd.


o Wells Capital Management, Inc.


o Western Asset Management Company

GUARANTEED OPTIONS:

The three guaranteed options include two Guaranteed Rate Accounts ("GRAs") and a Money Market Guarantee Account (the GRAs are offered by another insurance carrier).


TAX NOTE:

Because you are purchasing an annuity contract to fund a qualified employer sponsored retirement arrangement, you should be aware that such annuities do not provide tax deferral benefits beyond those already provided by the Internal Revenue Code (the "Code"). Before purchasing one of these annuities, you should consider whether its features and benefits beyond tax deferral meet your needs and goals. You may also want to consider the relative features, benefits and costs of these annuities with any other investment that you may use in connection with your retirement plan or arrangement. (For more information, see "Tax information" later in this prospectus).

CONTRACT CHARGES AND EXPENSES:

o Program expense charge assessed against combined value of Program assets in the Trust.

o Investment management and administration fees and other expenses charged on an investment fund-by-fund basis, as applicable.

o Record maintenance and report fee.

o Enrollment fee.

o Investment accounting fee (applicable to GRAs only).

o Annuity administrative fee.

o Indirectly, charges of underlying investment vehicles for investment management, administrative fees, 12b-1 fees and other expenses.

o Redemption charge on redeemed amounts held for less than 90 days (applicable to the Small Cap Growth Fund).


o Redemption charge on redeemed amounts held for 5 days or less (applicable to the Equity Income Fund).


BENEFIT PAYMENT OPTIONS:

o Lump sum.

o Installments on a time certain or dollar certain basis.

o Variety of annuity (fixed or variable) benefit payout options as available under your employer's plan.


8  The Contract at a glance -- key features

Fee table

--------------------------------------------------------------------------------


The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the contract. Each of the charges and expenses is more fully described in "Charges and expenses" later in this Prospectus.


The first table describes fees and expenses that you will pay if you purchase a variable annuity payout option. Charges designed to approximate certain taxes that may be imposed on us, such as premium taxes in your state, may apply. Charges for certain features shown in the fee table are mutually exclusive.

--------------------------------------------------------------------------------
 Charges we deduct from your account value at the time you request certain transactions
--------------------------------------------------------------------------------
Charge if you purchase a variable annuity payout option           $350
--------------------------------------------------------------------------------
Redemption charge on redeemed amounts held less than a specified
period (as a % of amount redeemed)(1)                             2.00%
--------------------------------------------------------------------------------

The next table describes the fees and expenses that you will pay periodically during the time that you own the contract, not including the Underlying Mutual Fund or Trust fees and expenses.


--------------------------------------------------------------------------------
 Charges we deduct from your investment funds expressed as an annual percentage of daily net assets
--------------------------------------------------------------------------------
Maximum program expense charge(2)               0.65%
--------------------------------------------------------------------------------
Maximum program-related administration fee      0.15%
--------------------------------------------------------------------------------
Maximum program-related other expenses(3)       0.38%
--------------------------------------------------------------------------------
Program-related investment management fees(4)   0.23%
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
 Charges we deduct from your account value at the end of each calendar quarter
--------------------------------------------------------------------------------
Record maintenance and report fee(5):          $ 3.00
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
 Charges we may deduct from your account value
--------------------------------------------------------------------------------
Enrollment fee(6)                              $25 per participant


--------------------------------------------------------------------------------
 Charges we deduct from amounts in the GRAs and
 the Money Market Guarantee Account
--------------------------------------------------------------------------------
Investment accounting fee(7)                   0.02%
--------------------------------------------------------------------------------
Maximum program expense charge(2)              0.65%
--------------------------------------------------------------------------------



(1) The Fidelity Small Cap Stock Fund and the Putnam Equity Income Fund impose a redemption charge when AXA Equitable redeems shares of either Fund in order to effect distributions, withdrawals, or transfers out of the applicable Fund. This redemption charge only applies to redeemed amounts held for less than 90 days (in the case of Fidelity Small Cap Stock Fund) or 5 days or less (in the case of Putnam Equity Income Fund) and will be deducted from the amount redeemed from the participant's account value and remitted to the applicable Fund.



(2) This charge will fluctuate from year to year based on assets in the Trust and the number of plans enrolled in the Program. For the 12 month period beginning May 1, 2005, the total program expense charge currently is 0.635%. This charge is also deducted from amounts in the GRAs and the Money Market Guarantee Account. For a description of how it is calculated for amounts in the investment funds, GRAs and the Money Market Guarantee Account, see "Charges based on amounts in the Program" in "Charges and expenses" later in this prospectus.



(3) These expenses vary by investment fund and will fluctuate from year to year based on actual expenses. See the tables that provide the expenses of each individual investment fund later in this section. The percentage set forth in the table represents the highest other expenses incurred by an investment fund during the fiscal year ended December 31, 2004.


(4) These fees apply only to the Growth Equity fund and will fluctuate from year to year based on assets in each fund. See the tables that provide the expenses of each individual investment fund later in this section.

(5)  For Investment Only retirement arrangements, the fee is $1.00 per quarter.

(6) This fee is charged to the employer. If the employer fails to pay this charge, we may deduct it from participant's account value or from subsequent contributions.

(7) We charge an annual investment accounting fee of 0.02% on all amounts of Program assets invested in GRAs only. This fee is reflected in the interest rates credited to the GRAs.

                                                                     Fee table 9

A proportionate share of all fees and expenses paid by an Underlying Mutual Fund that corresponds to any investment fund to which monies are allocated also applies. The table below shows the lowest and highest total operating expenses (as of December 31, 2004) charged by any of the Underlying Mutual Funds that you will pay periodically during the time that you own the Policy.



---------------------------------------------------------------------------------------------------
 Portfolio operating expenses expressed as an annual percentage of daily net assets
---------------------------------------------------------------------------------------------------
Total Annual Portfolio Operating Expenses for 2004 (expenses that are deducted   Lowest     Highest
from Underlying Mutual Fund or Trust assets including management fees, 12b-1     ----       ----
fees, service fees, and/or other expenses)                                       0.05%      1.63%
---------------------------------------------------------------------------------------------------



The following tables show the operating expenses of each available Underlying Mutual Fund and separate account expenses that are also applicable to certain investment funds. These fees and expenses are reflected in the investment fund net asset value each day. Therefore, they reduce the investment return of a Portfolio and its related investment fund. They do not include other charges which are specific to the various plans, such as enrollment fees or record maintenance and report fees. The expenses shown for the investment funds are based on average Program assets in each of the investment funds during the year ended December 31, 2004, and reflect applicable fees. Actual fees and expenses are likely to fluctuate from year to year.

UNDERLYING MUTUAL FUND OPERATING EXPENSES AND SEPARATE ACCOUNT EXPENSES EXPRESSED AS AN ANNUAL PERCENTAGE OF AVERAGE DAILY NET ASSETS FOR THE FOREIGN, EQUITY INDEX, EQUITY INCOME, LARGE CAP GROWTH, LIFESTRATEGY INCOME, LIFESTRATEGY MODERATE GROWTH, SMALL CAP GROWTH, SMALL CAP VALUE AND U.S. BOND FUNDS.

The Foreign, Equity Index, Equity Income, Large Cap Growth, LifeStrategy Income, LifeStrategy Moderate Growth, Small Cap Growth, Small Cap Value and U.S. Bond Funds each invest in shares of an Underlying Mutual Fund. The following table shows, at annual percentage rates, the charges and fees which are deducted from each of these investment funds and the Underlying Mutual Fund. No transaction charges are incurred by the investment funds when shares of the Underlying Mutual Fund are purchased or redeemed, but operating expenses of the Underlying Mutual Funds are indirectly incurred. For a detailed description of charges and expenses incurred by the Underlying Mutual Funds, please see their prospectuses. THE EXPENSES SHOWN FOR THE UNDERLYING MUTUAL FUNDS ARE EXPRESSED AS A PERCENTAGE OF THEIR RESPECTIVE AVERAGE DAILY NET ASSETS.



--------------------------------------------------------------------------------------
                                             Program      Administra-    Investment
                                             Expense         tion        Management
                                             Charge          Fee             Fee
--------------------------------------------------------------------------------------
Foreign Fund                                 0.65%      0.15%(2)          None
Templeton Foreign Fund Advisor Class Z (1)   None       None              0.61%
                                             -----------------------------------------
TOTAL                                        0.65%      0.15%(2)          0.61%
--------------------------------------------------------------------------------------
Equity Index Fund                            0.65%      0.15%             None
Vanguard Institutional Index Fund (4)        None       None              0.05%
                                             -----------------------------------------
TOTAL                                        0.65%      0.15%             0.05%
--------------------------------------------------------------------------------------
Equity Income Fund                           0.65%      0.15%(3)          None
Putnam Equity Income Fund (5)                  None     None              0.50%
                                             -----------------------------------------
TOTAL                                        0.65%      0.15%(3)          0.50%
--------------------------------------------------------------------------------------
Large Cap Growth Fund                        0.65%      0.15%(3)          None
Janus Adviser Forty Fund -- Class I (6)        None     None              0.64%
                                             -----------------------------------------
TOTAL                                        0.65%      0.15%(3)          0.64%
--------------------------------------------------------------------------------------
LifeStrategy Income Fund                     0.65%      0.15%             None
Vanguard LifeStrategy Income Fund(7)         None       None              None
                                             -----------------------------------------
TOTAL                                        0.65%      0.15%             0.00%
--------------------------------------------------------------------------------------
LifeStrategy Moderate Growth Fund            0.65%      0.15%             None
Vanguard LifeStrategy Moderate Growth
Fund(8)                                      None       None              None
                                             -----------------------------------------
TOTAL                                        0.65%      0.15%             0.00%
--------------------------------------------------------------------------------------
Small Cap Growth Fund                        0.65%      0.15%(11)         None
Fidelity Small Cap Stock Fund (10)           None       None              0.83%
                                             -----------------------------------------
TOTAL                                        0.65%      0.15%(11)         0.83%
--------------------------------------------------------------------------------------



---------------------------------------------------------------------------------------------------
                                                              Underlying
                                                Other       Portfolio Fees
                                              Expenses        & Expenses     12b-1 Fee        Total
---------------------------------------------------------------------------------------------------
Foreign Fund                                   0.12%           --             None        0.92%(2)
Templeton Foreign Fund Advisor Class Z (1)     0.37%           --             None        0.98%
                                             ------------------------------------------------------
TOTAL                                          0.49%         0.00%           0.00%        1.90%(2)
---------------------------------------------------------------------------------------------------
Equity Index Fund                              0.14%           --             None        0.94%
Vanguard Institutional Index Fund (4)          0.00%           --             None        0.05%
                                             ------------------------------------------------------
TOTAL                                          0.14%         0.00%           0.00%        0.99%
---------------------------------------------------------------------------------------------------
Equity Income Fund                             0.19%           --             None        0.99%(3)
Putnam Equity Income Fund (5)                  0.32%           --            0.25%        1.07%
                                             ------------------------------------------------------
TOTAL                                          0.51%         0.00%           0.25%        2.06%(3)
---------------------------------------------------------------------------------------------------
Large Cap Growth Fund                          0.22%           --             None        1.02%(3)
Janus Adviser Forty Fund -- Class I (6)        0.27%(18)       --            0.25%        1.16%
                                             ------------------------------------------------------
TOTAL                                          0.49%         0.00%           0.25%        2.18%(3)
---------------------------------------------------------------------------------------------------
LifeStrategy Income Fund                       0.38%           --             None        1.18%
Vanguard LifeStrategy Income Fund(7)           None          0.25%(9)         None        0.25%
                                             ------------------------------------------------------
TOTAL                                          0.38%         0.25%(9)        0.00%        1.43%
---------------------------------------------------------------------------------------------------
LifeStrategy Moderate Growth Fund              0.18%           --             None        0.98%
Vanguard LifeStrategy Moderate Growth
Fund(8)                                        None          0.26%(9)         None        0.26%
                                             ------------------------------------------------------
TOTAL                                          0.18%         0.26%(9)        0.00%        1.24%
---------------------------------------------------------------------------------------------------
Small Cap Growth Fund                          0.09%           --             None        0.89%
Fidelity Small Cap Stock Fund (10)             0.30%           --             None        1.13%
                                             ------------------------------------------------------
TOTAL                                          0.39%         0.00%           0.00%        2.02%
---------------------------------------------------------------------------------------------------


10 Fee table

--------------------------------------------------------------------------------------
                                        Program      Administra-    Investment
                                        Expense         tion        Management
                                        Charge          Fee             Fee
--------------------------------------------------------------------------------------
Small Cap Value Fund                    0.65%        0.15%(13)         None
Wells Fargo Advantage
Small Cap Value Fund Class Z (12)       None         None              0.83%
                                        ----------------------------------------------
TOTAL                                   0.65%        0.15%(13)         0.83%
--------------------------------------------------------------------------------------
U.S. Bond Fund                          0.65%        0.15%             None
Western Asset Core Bond
Portfolio -- Institutional Class (15)   None         None              0.42%
                                        ----------------------------------------------
TOTAL                                   0.65%        0.15%             0.42%
--------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------------
                                                          Underlying
                                            Other       Portfolio Fees
                                          Expenses        & Expenses     12b-1 Fee         Total
--------------------------------------------------------------------------------------------------------
Small Cap Value Fund                      0.22%             --              None         1.02%
Wells Fargo Advantage
Small Cap Value Fund Class Z (12)         0.80%(13)         --              None         1.63%(14)
                                          --------------------------------------------------------------
TOTAL                                     1.02%(17)       0.00%             0.00%        2.65%
--------------------------------------------------------------------------------------------------------
U.S. Bond Fund                            0.28%             --              None         1.08%
Western Asset Core Bond
Portfolio -- Institutional Class (15)     0.07%             --              None         0.49%(16)
                                          --------------------------------------------------------------
TOTAL                                     0.35%(17)       0.00%             0.00%        1.57%(16)
--------------------------------------------------------------------------------------------------------



(1)  Source: Templeton Foreign Fund prospectus dated January 1, 2005.

(2) AXA Equitable receives a sub-TA fee of 0.15% from the Templeton Foreign Fund and currently continues to waive the 0.15% administrative fee applicable to the program's Foreign Fund.

(3) Except for the Vanguard Institutional Index Fund, Vanguard LifeStrategy Income Fund, Vanguard LifeStrategy Moderate Growth Fund, Fidelity Small Cap Stock Fund, Wells Fargo Advantage Small Cap Value Fund Class Z, and Western Asset Core Bond Portfolio -- Institutional Class, the Class A Rule 12b-1 plan for each of the Underlying Mutual Funds is described in each Underlying Mutual Fund's prospectus. The Putnam Equity Income Fund and the Janus Adviser Forty Fund pay AXA Equitable an amount equal to the 0.25% Rule 12b-1 fee for services AXA Equitable performs. AXA Equitable has waived the 0.15% administration fee applicable to respective corresponding investment funds and will use any excess 12b-1 payment from each related Underlying Mutual Fund to defray administrative expenses associated with the Program's operations and to fund Program enhancements. The agreement and waiver are expected to be in effect for an indefinite period, but these arrangements are subject to termination by any party upon notice.

(4)  Source: Vanguard Institutional Index Fund prospectus dated April 29, 2005.

(5)  Source: Putnam Equity Income Fund prospectus dated March 30, 2005.

(6) Source: Janus Adviser Capital Appreciation Fund prospectus dated September 30, 2004. Effective February 28, 2005, Janus Adviser Capital Appreciation Fund's name changed to Janus Adviser Forty Fund. The Fund continues to be managed with the same investment strategy. Janus Adviser Forty Fund pursues its objective by investing primarily in a core group of 20-40 common stocks selected for their growth potential.

(7)  Source: Vanguard LifeStrategy Income Fund prospectus dated February 25,
     2005.

(8) Source: Vanguard LifeStrategy Moderate Growth Fund prospectus dated February 25, 2005.

(9) Although the LifeStrategy Funds are not expected to incur any net expenses directly, the Funds' shareholders indirectly bear the expenses of the underlying Vanguard funds in which the Fund invests. The Fund's annualized indirect expense ratio, based on its underlying investments, as of October 31, 2004 is shown.

(10) Source: Fidelity Small Cap Stock Fund prospectus dated June 29, 2004. A portion of the brokerage commissions that Fund pays may be reimbursed and used to reduce the Fund's expenses. In addition, through an arrangement with the Fund's custodian and transfer agent, credits realized as a result of uninvested cash balances are used to reduce custodian and transfer agent expenses. Including these reductions, the total Fund operating expenses would be 1.08%.

(11) A Plan expense reimbursement fee of up to 0.25% (currently 0.20%) of the average daily net assets of the Program invested in the Fidelity Small Cap Stock Fund (the "Fund") is paid by Fidelity Investments Tax Exempt Services Company ("FITSCo") to AXA Equitable (indirectly through the ADA). AXA Equitable has waived the 0.15% administration fee applicable to the Small Cap Growth Fund and will use the payment from FITSCo to defray administrative expenses associated with the Program's operations and to fund Program enhancements. The agreement and waiver are expected to be in effect for an indefinite period, but these arrangements are subject to termination by either party upon notice.

(12) Source: Wells Fargo Advantage Small Cap Value Fund prospectus dated April 11, 2005.

(13) An administration fee of up to 0.25% of the average daily net assets of the Program invested in the Wells Fargo Advantage Small Cap Value Fund (the "Fund") is paid to AXA Equitable by Wells Fargo Funds Management, LLC; Wells Fargo Funds Management, LLC, in turn, charges the Fund an amount for administrative services, which is included in the "Other Expenses" for the Fund. AXA Equitable has waived the 0.15% administration fee applicable to the Wells Fargo Advantage Small Cap Value Fund and will use the payment from Wells Fargo Funds Management, LLC to defray administrative expenses associated with the Program's operations and to fund Program enhancements. The agreement and waiver are expected to be in effect for an indefinite period, but these arrangements are subject to termination by either party upon notice.

(14) Funds Management has committed through at least April 30, 2007 to waive fees and/or reimburse expenses to the extent necessary to maintain the Fund's Net Annual Fund Operating Expenses shown. Wells Fargo Funds Management, LLC is currently waiving and/or absorbing expenses of 0.27%. With these waivers and absorptions, the expense ratio is 1.36%. We can modify or terminate voluntary waivers and/or absorptions at any time.

(15) Source: Western Asset Core Bond Portfolio -- Institutional Class prospectus dated August 1, 2004.

(16) The manager is contractually obligated to limit Portfolio expenses to 0.50% through August 1, 2005. The total expenses shown do not reflect this limitation.

(17) Includes expenses incurred in connection with the organization of the U.S. Bond Fund and Small Cap Value Fund, which will initially be paid by AXA Equitable and will be reim bursed from the U.S. Bond Fund and Small Cap Value Fund, respectively, over a five year period ending July 2007.

(18) Included in other expenses is an administrative services fee of 0.25% of the average daily net assets of Class I Shares to compensate Janus Services for providing, or arranging for the provision of, recordkeeping, subaccounting and administrative services to retirement or pension plan participants or other underlying investors through institutional channels.





--------------------------------------------------------------------------------------------------------------------
Pooled trust operating expenses expressed as an annual percentage of average daily net assets for Growth Equity Fund
--------------------------------------------------------------------------------------------------------------------
                                                                          Program-
                          Program                         Investment      related
                         Expense    Administration       Management        Other
 Fund                     Charge         Fee                 Fee         Expenses    12b-1 Fee   Total
--------------------------------------------------------------------------------------------------------------------
Growth Equity             0.65%         0.15%               0.23%(1)       0.07%       --         1.10%
--------------------------------------------------------------------------------------------------------------------



(1) The actual fee charged is computed using the following investment management fee schedule: 0.29% of the first $100 million of program assets allocated to the investment fund and 0.20% of program assets allocated to the investment fund in excess of $100 million.


EXAMPLES


These examples are intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include contract owner transaction expenses, contract fees, separate account annual expenses, and underlying fund fees and expenses.


                                                                    Fee table 11

The examples below show the expenses that a hypothetical contract owner would pay in the situations illustrated and assumes the maximum charges applicable under the contract, including the record maintenance and report fee and the enrollment fee. For purposes of these examples, the program expense charge has been rounded to .65%. Since under the example assumptions no surrender charge or redemption charge would apply in connection with amounts invested in the Funds, the expenses are the same whether or not the participant withdraws amounts held in any of the Funds.

The charges used in the examples are the maximum expenses. The guarantee rate accounts and money market guarantee account are not covered by the fee table and examples. However, the ongoing expenses do apply to the guarantee rate accounts and money market guarantee account. These examples should not be considered a representation of past or future expenses for each option. Actual expenses may be greater or less than those shown. Similarly the annual rate of return assumed in the examples is not an estimate or guarantee of future investment performance.


These examples assume that you invest $10,000 or $1,000, as applicable, in the indicated options under the contract for the time periods shown. The examples also assume that your investment has a 5% return each year and assumes the fees and expenses of each of the available Underlying Mutual Funds in addition to the expenses described above. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:



--------------------------------------------------------------------------------------
                                 If you do not surrender your contract at the end of
                                             the applicable time period:
                               -------------------------------------------------------
                                 1 year      3 years       5 years        10 years
--------------------------------------------------------------------------------------
Foreign                        $ 229.87     $ 656.45     $ 1,106.75     $ 2,346.03
Equity Index                   $ 137.92     $ 375.49     $   629.81     $ 1,348.08
Equity Income                  $ 245.96     $ 705.06     $ 1,188.33     $ 2,511.54
Large Cap Growth               $ 258.00     $ 741.37     $ 1,249.07     $ 2,633.79
LifeStrategy Income            $ 182.47     $ 512.30     $   863.21     $ 1,842.89
LifeStrategy Moderate Growth   $ 163.26     $ 453.44     $   763.07     $ 1,632.10
Small Cap Growth               $ 241.94     $ 692.93     $ 1,168.00     $ 2,470.43
Small Cap Value                $ 305.07     $ 882.32     $ 1,483.40     $ 3,097.55
U.S. Bond Fund                 $ 196.61     $ 555.45     $   936.37     $ 1,995.45
--------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------

                                 If you annuitize at the end of the applicable
                                                 time period:*
                               -------------------------------------------------------
                                 1 year      3 years       5 years        10 years
--------------------------------------------------------------------------------------
Foreign                        $ 579.87     $ 1,006.45    $ 1,456.75    $ 2,696.03
Equity Index                   $ 487.92     $   725.49    $   979.81    $ 1,698.08
Equity Income                  $ 595.96     $ 1,055.06    $ 1,538.33    $ 2,861.54
Large Cap Growth               $ 608.00     $ 1,091.37    $ 1,599.07    $ 2,983.79
LifeStrategy Income            $ 532.47     $   862.30    $ 1,213.21    $ 2,192.89
LifeStrategy Moderate Growth   $ 513.26     $   803.44    $ 1,113.07    $ 1,982.10
Small Cap Growth               $ 591.94     $ 1,042.93    $ 1,518.00    $ 2,820.43
Small Cap Value                $ 655.07     $ 1,232.32    $ 1,833.40    $ 3,447.55
U.S. Bond Fund                 $ 546.61     $   905.45    $ 1,286.37    $ 2,345.45
--------------------------------------------------------------------------------------


POOLED SEPARATE ACCOUNT EXAMPLE:

This example assumes that you invest $1,000 in the indicated options under the contract for the time periods indicated. All other information and assumptions stated above apply. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:


------------------------------------------------------------------------------------------------------------------------------------
                      If you do not surrender your contract at the      If you annuitize at the end of the applicable
                            end of the applicable time period:                           time period:*
                    ----------------------------------------------------------------------------------------------------------------
                        1 year      3 years    5 years      10 years    1 year       3 years      5 years      10 years
------------------------------------------------------------------------------------------------------------------------------------
Growth Equity Fund    $ 47.93     $ 94.61    $ 142.52     $ 268.32    $ 397.93     $ 444.61     $ 492.52     $ 618.32
------------------------------------------------------------------------------------------------------------------------------------


* Assuming an annuity payout option could be issued. Generally, the minimum amount that can be used to purchase any type of annuity is $5,000 (see "Individual annuity charges" in "Charges and expenses" later in this Prospectus).



CONDENSED FINANCIAL INFORMATION

Please see Appendix I at the end of this prospectus for condensed financial information concerning the Growth Equity Fund, and unit values and number of units outstanding information for the Foreign Fund, Equity Income Fund, Large Cap Growth Fund, Small Cap Growth Fund, Small Cap Value Fund and the U.S. Bond Fund.


FINANCIAL STATEMENTS OF INVESTMENT FUNDS

Each of the investment funds is, or is part of, one of our separate accounts as described in "About the separate accounts" under "More information" later in this prospectus. The financial statements for the Growth Equity Fund (Separate Account No. 4 (Pooled)), Small Cap Growth Fund (Separate Account No. 200), Foreign Fund (Separate Account No. 191) Equity Income Fund, Large Cap Growth Fund, Small Cap Value Fund and U.S. Bond Fund (all Separate Account No. 206) may be found in the SAI for this prospectus.



12 Fee table

1. Program investment options

--------------------------------------------------------------------------------


INVESTMENT OPTIONS
You may choose from thirteen investment options under the Program. These are the ten investment funds we call the "Equity Funds." You can also choose from three guaranteed options: a 3-year Guaranteed Rate Account and a 5-year Guaranteed Rate Account ("GRAs"), and our Money Market Guarantee Account. The Equity Funds and the Money Market Guarantee Account are available under the contract issued by us. The GRAs are available under annuity contracts issued by other major insurance companies. The guaranteed options are referred to in this prospectus solely for the purpose of providing a more complete understanding of how the investment funds operate with other investment options available under the Program.


You should consider the investment objectives, risks and charges and expenses of the Funds carefully before investing. The prospectuses for the underlying mutual funds contain this and other important information about those funds. The prospectuses should be read carefully before investing. In order to obtain copies of Underlying Mutual Fund prospectuses that do not accompany this prospectus, you may call one of our customer service representatives at 1 (800) 223-5790.



THE EQUITY FUNDS


Each Equity Fund has a different investment objective. The Equity Funds try to meet their investment objectives by investing either in a portfolio of securities or by holding mutual fund shares or units in a group trust. We cannot assure you that any of the Equity Funds will meet their investment objectives.


THE GROWTH EQUITY FUND

OBJECTIVE

The Growth Equity Fund seeks to achieve long-term growth of capital by investing in the securities of companies that we believe will share in the growth of the U.S. economy -- and those of other leading industrialized countries -- over a long period.


INVESTMENT MANAGER


We manage the Growth Equity Fund. We currently use the personnel and facilities of Alliance Capital Management L.P. ("Alliance") for portfolio management, securities selection and transaction services. We are the indirect majority-owners of Alliance, a limited partnership. We and Alliance are each registered investment advisers under the Investment Advisers Act of 1940.

Alliance acts as investment adviser to various separate accounts and general accounts of AXA Equitable and other affiliated insurance companies. Alliance also provides investment management and advisory services to mutual funds, endowment funds, insurance companies, foreign entities, qualified and non-tax qualified corporate funds, public and private pension and profit-sharing plans, foundations and tax-exempt organizations. Alan Levi is primarily responsible for the day-to-day management of the Growth Equity Fund. Mr. Levi has been a portfolio manager at Alliance since 1993. The SAI provides additional information about the portfolio manager's compensation, other accounts managed and ownership of securities of the Fund.

As of December 31, 2004, Alliance had total assets under management of $539 billion. Alliance's main office is located at 1345 Avenue of the Americas, New York, New York 10105.



INVESTMENT STRATEGIES

The Fund maintains its own portfolio of securities. The Growth Equity Fund invests primarily in common stocks. The Fund generally invests in securities of intermediate and large sized companies, but may invest in stocks of companies of any size. At times the Fund may invest its equity holdings in a relatively small number of issuers, provided that no investment when made causes more than 10% of the Growth Equity Fund's assets to be invested in the securities of one issuer.

The Growth Equity Fund also may invest smaller amounts in other equity-type securities, such as convertible preferred stocks or convertible debt instruments. The Fund also may invest in non-equity investments, including non-participating and non-convertible preferred stocks, bonds and debentures. The Fund also may invest up to 15% of its total assets in foreign securities (securities of established foreign companies without substantial business in the United States.)

The Growth Equity Fund may make temporary investments in government obligations, short-term commercial paper and other money market instruments.


A description of the policies and procedures with respect to disclosure of the portfolio securities of the Growth Equity Fund is available in the SAI.


RISKS OF INVESTMENT STRATEGIES

Investing in common stocks and other securities involves the risk that the value of the stocks or securities purchased will fluctuate. These fluctuations could occur for a single company, an industry, a sector of the economy, or the stock market as a whole. These fluctuations could cause the value of the Growth Equity Fund's investments - and, therefore, the value of the Fund's units - to fluctuate, and you could lose money.

Market and financial risks are inherent in any securities investment. By market risks, we mean factors which do not necessarily relate to a particular issuer, but affect the way markets, and securities within those markets, perform. Market risks can be described in terms of volatility, that is, the range and frequency of market value changes. Market risks include such things as changes in interest rates, general economic conditions and investor perceptions regarding the value of debt and equity securities. By financial risks we mean factors associated with a particular issuer which may affect the price of its securities, such as its


                                                  Program investment options  13
competitive posture, its earnings and its ability to meet its debt obligations. Important factors associated with the Growth Equity Fund are discussed below.

In addition to large sized companies, the Growth Equity Fund may invest in securities of medium and small sized companies. The securities of small and medium sized, less mature, lesser known companies involve greater risks than those normally associated with larger, more mature, well-known companies. Therefore, consistent earnings may not be as likely in small companies as in large companies.

The Growth Equity Fund runs a risk of increased and more rapid fluctuations in the value of its investments in securities of small or medium sized companies. This is due to the greater business risks of small size and limited product lines, markets, distribution channels, and financial and managerial resources. Historically, the prices of small (less than $5 billion) and medium (between $5 and $25 billion) capitalization stocks and stocks of recently organized companies have fluctuated more than the larger capitalization stocks and the overall stock market. One reason is that small- and medium-sized companies have a lower degree of liquidity in the markets for their stocks, and greater sensitivity to changing economic conditions.


Finally, concentrating the Growth Equity Fund's equity holdings in the stocks of a few companies also increases the risk of loss because a decline in the value of one of these stocks would have a greater impact on the Fund. As of December 31, 2004, the Fund held 17.48% of its net assets in the stocks of four issuers. See Separate Account No. 4 (Pooled) Statement of Investments and Net Assets in the SAI.


Investing in non-equity securities, such as bonds and debentures, involves the risk that the value of these securities held by the Growth Equity Fund - and, therefore, the value of the Fund's units - will fluctuate with changes in interest rates (interest rate risk) and the perceived ability of the issuer to make interest or principal payments on time (credit risk). Moreover, convertible securities, such as convertible preferred stocks or convertible debt instruments, contain both debt and equity features, and may lose significant value in periods of extreme market volatility.


Investing in securities of foreign companies involves additional risks, including risk of loss from changes in the political or economic climate of the countries in which these companies do business. Foreign currency fluctuations, exchange controls or financial instability could cause the value of the Growth Equity Fund's foreign investments to fluctuate. Additionally, foreign accounting, auditing and disclosure standards may differ from domestic standards, and there may be less regulation in foreign countries of stock exchanges, brokers, banks, and listed companies than in the United States. As a result, the Fund's foreign investments may be less liquid and their prices may be subject to greater fluctuations than comparable investments in securities of U.S. issuers.

PORTFOLIO HOLDINGS POLICY FOR THE GROWTH EQUITY FUND

A description of the policies and procedures with respect to disclosure of the portfolio securities of the Alliance Growth Equity Fund is available in the SAI. Generally, portfolio information is available 15 days after the month end free of charge by calling 1 (866) 642-3127.



14  Program investment options

THE FOREIGN, EQUITY INDEX, EQUITY INCOME, LARGE CAP GROWTH, SMALL CAP GROWTH, SMALL CAP VALUE AND U.S. BOND FUNDS

The Foreign, Equity Index, Equity Income, Large Cap Growth, LifeStrategy Income, LifeStrategy Moderate Growth, Small Cap Growth, Small Cap Value and U.S. Bond Funds each invest in shares of an Underlying Mutual Fund. The investment results you will experience in any one of those investment funds will depend on the investment performance of the Underlying Mutual Funds. The table below shows the names of the Underlying Mutual Funds, their investment objectives, and their advisers.



--------------------------------------------------------------------------------
 [To be updated by Hon Wong]   Underlying Mutual Fund
                               -------------------------------------------------
 Investment Fund               Name
--------------------------------------------------------------------------------
Foreign Fund                   Templeton
                               Foreign Fund
--------------------------------------------------------------------------------
Equity Index Fund              Vanguard Institutional Index Fund
--------------------------------------------------------------------------------
Equity Income Fund             Putnam
                               Equity Income
                               Fund
--------------------------------------------------------------------------------
Large Cap Growth Fund          Janus Adviser Forty Fund
--------------------------------------------------------------------------------
LifeStrategy Income Fund       Vanguard LifeStrategy Income
                               Fund
--------------------------------------------------------------------------------
LifeStrategy Moderate Growth   Vanguard LifeStrategy Moderate
 Fund                          Growth Fund
--------------------------------------------------------------------------------
Small Cap                      Fidelity Small
 Growth Fund                   Cap Stock Fund
--------------------------------------------------------------------------------
Small Cap Value Fund           Wells Fargo Advantage Small Cap
                               Value Fund
--------------------------------------------------------------------------------
U.S. Bond Fund                 Western Asset Core Bond
                               Portfolio --
                               Institutional Class
--------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------
 [To be updated by Hon Wong]   Underlying Mutual Fund
                               --------------------------------------------------------------------------
 Investment Fund               Objective                            Adviser
---------------------------------------------------------------------------------------------------------
Foreign Fund                   Long-term                            Templeton Global Advisors Limited
                               growth of capital
---------------------------------------------------------------------------------------------------------
Equity Index Fund              Track performance of benchmark       The Vanguard Group
                               index that measures investment
                               return of the overall stock market.
---------------------------------------------------------------------------------------------------------
Equity Income Fund             Growth and                           Putnam Investment
                               income                               Management, LLC
---------------------------------------------------------------------------------------------------------
Large Cap Growth Fund          Long-term growth                     Janus Capital Management LLC
                               of capital
---------------------------------------------------------------------------------------------------------
LifeStrategy Income Fund       Provide current income and some      The Vanguard Group*
                               capital appreciation.                Mellon Capital Management
                                                                    Corporation*
---------------------------------------------------------------------------------------------------------
LifeStrategy Moderate Growth   Provide capital appreciation and a   The Vanguard Group*
 Fund                          low to moderate level of current     Mellon Capital Management
                               income.                              Corporation*
---------------------------------------------------------------------------------------------------------
Small Cap                      Long-term                            Fidelity Management &
 Growth Fund                   growth of capital                    Research Company (FMR Co.)
---------------------------------------------------------------------------------------------------------
Small Cap Value Fund           Seeks capital growth                 Wells Capital Management, Inc.
---------------------------------------------------------------------------------------------------------
U.S. Bond Fund                 Maximum total return,                Western Asset Management
                               consistent with prudent              Company
                               investment management
                               and liquidity needs
---------------------------------------------------------------------------------------------------------



* The Fund benefits from the Investment advisory services provided to the underlying Vanguard funds in which it invests.

Each of the Underlying Mutual Funds has been selected by the ADA Trustees. We have no investment management responsibilities for the Foreign, Equity Index, Equity Income, Large Cap Growth, LifeStrategy Income, LifeStrategy Moderate Growth, Small Cap Growth, Small Cap Value or U.S. Bond Funds. As to those Funds, we act in accordance with the investment policies established by the ADA Trustees. PLEASE REFER TO THE PROSPECTUSES AND SAIS OF THE UNDERLYING MUTUAL FUNDS FOR A MORE DETAILED DISCUSSION OF INVESTMENT OBJECTIVES AND STRATEGIES, ADVISERS, RISK FACTORS AND OTHER INFORMATION CONCERNING THE UNDERLYING MUTUAL FUNDS.



                                                   Program investment options 15

ADDITIONAL INFORMATION ABOUT THE EQUITY FUNDS


CHANGE OF INVESTMENT OBJECTIVES


We may change the investment objectives of the Foreign, Equity Index, Equity Income, Large Cap Growth, LifeStrategy Income, LifeStrategy Moderate Growth, Small Cap Growth, Small Cap Value, U.S. Bond and the Lifecycle Funds in consultation with the ADA Trustees and if the New York State Insurance Department approves the change. We may also change the mutual fund or collective investment fund in which any one of these Equity Funds invests in consultation with the Trustees. We can change the investment objectives of the Growth Equity Fund, if the New York State Insurance Department approves the change.


VOTING RIGHTS


If the Fidelity Small Cap Stock Fund, Templeton Foreign Fund, Vanguard Institutional Index Fund, Janus Adviser Forty Fund, Putnam Equity Income Fund, Strong Advisor Small Cap Fund, Vanguard LifeStrategy Income Fund, Vanguard LifeStrategy Moderate Growth Fund or the Western Asset Core Bond Portfolio Fund--Institutional Class holds a meeting of shareholders, we will vote shares held in the corresponding Equity Fund in accordance with instructions received from employers, participants or trustees, as the case may be. Shares will be voted in proportion to the voter's interest in the Equity Fund holding the shares as of the record date for the shareholders meeting. We abstain from voting shares if we receive no instructions. Employers, participants or trustees will receive: (1) periodic reports relating to the Underlying Mutual Funds and (2) proxy materials, together with a voting instruction form, in connection with shareholder meetings.

THE GUARANTEED OPTIONS


You can choose from among three different guaranteed options:


o    two GRAs guaranteed by major insurance companies, or


o our Money Market Guarantee Account held in one of our separate accounts and guaranteed by us.

Your investment in a guaranteed option is not regulated by the Securities and Exchange Commission, and the following discussion about the guaranteed options has not been reviewed by the staff of the SEC. The discussion, however, is subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of the statements made.

GUARANTEED RATE ACCOUNTS


You can choose from a GRA that matures in three years (3-year GRA) or a GRA that matures in five years (5-year GRA). Your contributions to the GRAs earn the guaranteed interest rate then in effect when your contribution is credited to your plan account. The interest rate is expressed as an effective annual rate, reflecting daily compounding and the deduction of applicable asset-based fees. See "Charges and expenses."


You can make new contributions or transfer amounts from other investment options to a GRA at the current guaranteed rate at any time. New guaranteed rates are offered each Wednesday and are available for a seven-day period. You may call the AIMS or access the Website on the Internet to obtain the current GRA rates. You earn interest from the day after your contribution or transfer is credited through the maturity date of the GRA. See "Maturing GRAs" in the SAI for more information. The amount of your contribution and interest that is guaranteed is subject to any penalties applicable upon premature withdrawal. See "Premature Withdrawals and Transfers from a GRA" in the SAI.

RESTRICTIONS ON WITHDRAWALS AND TRANSFERS

As a general matter, prior to a GRA's maturity you may not:

o    remove amounts from a GRA;

o    make transfers from one GRA to another investment option; or

o use GRA amounts to obtain a plan loan, for hardship or in-service withdrawals, to receive benefits from a terminated plan or to transfer amounts to a new plan.

Withdrawals from a GRA may be made before maturity if you are disabled, you attain age 70-1/2, or you die. Certain other withdrawals from a GRA prior to maturity are permitted, but may be subject to a penalty. See "Premature Withdrawals and Transfers from a GRA" in the SAI.

THE GRA GUARANTEES


The Principal Financial Group ("The Principal") guarantees all contributions allocated to GRAs during a one year period beginning July 21, 2004. These contributions are invested until maturity through two group annuity contracts that The Principal issued to the ADA Trustees. The Principal's home office is at 1711 High Street, Des Moines, Iowa 50392. Founded in 1879, The Principal had assets of approximately $49.9 billion in its general account as of December 31, 2004. The Principal and its subsidiaries had assets under management as of December 31, 2004 of approximately $168.7 billion.

The ADA Trustees may arrange for other carriers to provide GRAs at any time. All references in this prospectus and the SAI to the "Guaranteed Rate Accounts" or to a "GRA" or "GRAs" shall be deemed to refer to the GRAs provided by Principal or any other carrier which previously provided or may in the future provide Program GRAs, as appropriate. All GRAs invested in prior to July 21, 2004, remain invested through maturity with the insurance company that provided that GRA.

Withdrawals, transfers, reallocations on maturity and benefit distributions from GRAs provided by other carriers are subject to AXA Equitable's receipt of the proceeds of such GRA from the other carriers.

MONEY MARKET GUARANTEE ACCOUNT


All contributions to the Money Market Guarantee Account earn the same rate of interest. The rate changes monthly and is expressed as an effective annual rate, reflecting daily compounding and the deduction of applicable asset-based fees. Contributions may be made at any time and will earn the current rate from the day after the contribution is credited through the end of the month or, if earlier, the day of transfer or withdrawal. Your balance in the Money Market Guarantee Account at the end of the month automatically begins receiving interest at the


16  Program investment options
new rate until transferred or withdrawn. You may call AIMS or access the website on the internet to obtain the current monthly rate.


DISTRIBUTIONS, WITHDRAWALS, AND TRANSFERS

You may effect distributions, withdrawals and transfers, without penalty, at any time permitted under your plan. We do not impose penalties on distributions, withdrawals or transfers.

THE MONEY MARKET GUARANTEE ACCOUNT GUARANTEE


We guarantee the amount of your contributions to the Money Market Guarantee Account and the interest credited. We hold assets in our Separate Account No. 43 sufficient to pay all principal and accrued interest under the Money Market Guarantee Account option, less applicable fees, as required by law. Assets we hold in Separate Account No. 43 attributable to ADA participants are available to Program participants who have allocated amounts to the Money Market Guarantee Account. We may not use these amounts to satisfy obligations that may arise out of any other business we conduct. If the assets in Separate Account No. 43 are insufficient to provide for payment of all principal and accrued interest under the Money Market Guarantee Account, we will transfer additional assets into Separate Account No. 43 from AXA Equitable's general account, to make up for any shortfall. We may remove assets from Separate Account No. 43 that are in excess of those attributable to the combined account values of all ADA participants.



CALCULATION OF OUR RATES

The interest rate we credit to the Money Market Guarantee Account approximates:


(1) the average over each calendar year of "domestic prime" money market funds (funds with the highest quality investments); plus

(2) an amount which approximates the average expenses deducted from such funds; less

(3) 0.15% (Administration Fee) and the applicable Program Expense Charge. See "Charges and expenses" later in this prospectus.


On January 1 each year we set an annual minimum interest rate for the Money Market Guarantee Account. The minimum guaranteed interest rate for 2005 is 1.50% (before applicable asset-based fees).



                                                  Program investment options  17

2. How we value your account balance in the Investment Funds


--------------------------------------------------------------------------------

FOR AMOUNTS IN THE EQUITY FUNDS
When you invest in an Equity Fund, your contribution or transfer purchases "units" of that Fund. The unit value on any day reflects the value of the Fund's investments for the day and the charges and expenses we deduct from the Fund. We calculate the number of units you purchase by dividing the amount you invest by the unit value of the Fund as of the close of business on the day we receive your contribution or transfer instruction.

On any given day, your account value in any Equity Fund equals the number of the Fund's units credited to your account, multiplied by that day's value for one Fund unit. In order to take deductions from any Equity Fund, we cancel units having a value equal to the amount we need to deduct. Otherwise, the number of your Fund units of any Equity Fund does not change unless you make additional contributions, make a withdrawal, effect a transfer, or request some other transaction that involves moving assets into or out of that Fund option.

HOW WE DETERMINE UNIT VALUE

THE EQUITY FUNDS. We determine the unit value for each Equity Fund at the end of each business day. The unit value for each Fund is calculated by first determining a gross unit value, which reflects only investment performance, and then adjusting it for Fund expenses to obtain the Fund unit value. We determine the gross unit value by multiplying the gross unit value for the preceding business day by the net investment factor for that subsequent business day (for the Growth Equity Fund we also subtract any audit and custodial fees). We calculate the net investment factor as follows:

o First, we take the value of the Fund's assets at the close of business on the preceding business day.

o Next, we add the investment income and capital gains, realized and unrealized, that are credited to the assets of the Fund during the business day for which we are calculating the net investment factor.

o Then we subtract the capital losses, realized and unrealized, charged to the Fund during that business day.

o Finally, we divide this amount by the value of the Fund's assets at the close of the preceding business day.

The Fund unit value is calculated on every business day by multiplying the Fund unit value for the last business day of the previous month by the net change factor for that business day. The net change factor for each business day is equal to (a) minus (b) where:

(a) is the gross unit value for that business day divided by the gross unit value for the last business day of the previous month; and

(b) is the charge to the Fund for that month for the daily accrual of fees and other expenses times the number of days since the end of the preceding month.

HOW WE VALUE THE ASSETS OF THE FUNDS

THE GROWTH EQUITY FUND. The assets of the Growth Equity Fund are valued as follows:

o Common stocks listed on national securities exchanges or traded on the NASDAQ national market system are valued at the last sale price. If on a particular day there is no sale, the stocks are valued at the latest available bid price reported on a composite tape. Other unlisted securities reported on the NASDAQ system are valued at inside (highest) quoted bid prices.

o Foreign securities not traded directly, or in ADR form, in the United States, are valued at the last sale price in the local currency on an exchange in the country of origin. Foreign currency is converted into dollars at current exchange rates.

o United States Treasury securities and other obligations issued or guaranteed by the United States Government, its agencies or instrumentalities are valued at representative quoted prices.

o Long-term publicly traded corporate bonds (i.e., maturing in more than one year) are valued at prices obtained from a bond pricing service of a major dealer in bonds when such prices are available; however, in circumstances where it is deemed appropriate to do so, an over-the-counter or exchange quotation may be used.

o Convertible preferred stocks listed on national securities exchanges are valued at their last sale price or, if there is no sale, at the latest available bid price.

o Convertible bonds and unlisted convertible preferred stocks are valued at bid prices obtained from one or more major dealers in such securities; where there is a discrepancy between dealers, values may be adjusted based on recent premium spreads to the underlying common stock.

o Short-term debt securities that mature in more than 60 days are valued at representative quoted prices. Short-term debt securities that mature in 60 days or less are valued at amortized cost, which approximates market value.

o Option contracts listed on organized exchanges are valued at last sale prices or closing asked prices, in the case of calls, and at quoted bid prices, in the case of puts. The market value of a put or call will usually reflect, among other factors, the market price of the underlying security. When the Fund writes a call option, an amount equal to the premium received by the Fund is included in the Fund's financial statements as an asset and an equivalent liability. The amount of the liability is subsequently marked-to-market to reflect the current market value of the option written. The current market value of a traded option is the last sale price or, in the absence of a sale, the last offering price. When an option expires on its stipulated expiration date or the Fund enters into a closing purchase or sales transaction, the Fund realizes a gain or loss without regard to any unrealized gain or loss on the underlying security, and the liability



18 How we value your account balance in the Investment Funds related to such option is extinguished. When an option is exercised, the Fund realizes a gain or loss from the sale of the underlying security, and the proceeds of the sale are increased by the premium originally received, or reduced by the price paid for the option.

OTHER EQUITY FUNDS. The Foreign Fund, Equity Index Fund, Equity Income Fund, Large Cap Growth Fund, LifeStrategy Income Fund, LifeStrategy Moderate Growth Fund, Small Cap Growth Fund, Small Cap Value Fund and U.S. Bond Fund, invest all of their assets in the Templeton Foreign Fund, Vanguard Institutional Index Fund, Putnam Equity Income Fund, Janus Adviser Forty Fund, Vanguard LifeStrategy Income Fund, Vanguard LifeStrategy Moderate Growth Fund, Fidelity Small Cap Stock Fund, Wells Fargo Advantage Small Cap Value Fund and the Western Asset Core Bond Portfolio, respectively.

The asset value of the Templeton Foreign Fund Advisor Class Z, the Vanguard Institutional Index Fund, the Putnam Equity Income Fund, the Janus Adviser Forty Fund--Class I, the Vanguard LifeStrategy Income Fund, the Vanguard LifeStrategy Moderate Growth Fund, the Fidelity Small Cap Stock Fund, the Wells Fargo Advantage Small Cap Value Fund Class Z and the Western Asset Core Bond, Portfolio--Institutional Class is computed on a daily basis by each of these funds. See the prospectus for each of these Underlying Mutual Funds for information on valuation methodology.


FAIR VALUATION

For the Growth Equity Fund, securities and other assets for which market quotations are not readily available (or for which market quotations may not be reliable) are valued at their fair value under the direction of our investment officers in accordance with accepted accounting practices and applicable laws and regulations. Market quotations may not be readily available if, for example, trading has been halted in the particular security; the security does not trade for an extended period of time; or a trading limit has been imposed.

For the other Funds offered under the Contract which invest in underlying mutual funds, securities and other assets for which market quotations are not readily available (or for which market quotations may not be reliable) are valued at their fair value under policies and procedures established by the applicable underlying mutual fund. For more information, please see each underlying mutual fund prospectus.

The effect of fair value pricing is that securities may not be priced on the basis of quotations from the primary market in which they are traded, but rather may be priced by another method deemed to reflect fair value. Such a policy is intended to assure that the net asset value of a fund fairly reflects security values as of the time of pricing.



                   How we value your account balance in the Investment Funds  19

3. Transfers and access to your account

--------------------------------------------------------------------------------


TRANSFERS AMONG INVESTMENT OPTIONS

You may transfer some or all of your amounts among the investment options if you participate in the Master Plan or the Volume Submitter Plan (together, the "Plans"). Participants in other plans may make transfers as allowed by the plan.


No transfers from the GRAs to other investment options are permitted prior to maturity. Transfers to the GRAs, and to and from the Money Market Guarantee Account and the Growth Equity Fund, are permitted at any time. Transfers to and from the Small Cap Growth Fund, Foreign Fund, Equity Index Fund, Equity Income Fund, Large Cap Growth Fund, LifeStrategy Income Fund, LifeStrategy Moderate Growth Fund, Small Cap Value Fund and U.S. Bond Fund are permitted at any time except if there is any delay in redemptions from the Underlying Mutual Fund. A redemption charge of 2.00% of the amount exchanged will be imposed on amounts held less than a specified period if transferred out of either the Small Cap Growth Fund or the Equity Income Fund. See "Redemption charge" in "Charges and expenses" later in this prospectus. In addition, we reserve the right to restrict transfers among variable investment funds as described in your contract including limitations on the number, frequency or dollar amount of transfers.


DISRUPTIVE TRANSFER ACTIVITY

You should note that the contract is not designed for professional "market timing" organizations, or other organizations or individuals engaging in a market timing strategy. The contract is not designed for programmed transfers, frequent transfers or transfers that are large in relation to the total assets of the Fund or the underlying portfolio.

Frequent transfers, including market timing and other program trading or short-term trading strategies, may be disruptive to the Funds or the underlying portfolios. Disruptive transfer activity may adversely affect performance and the interests of long-term investors by requiring a Fund or portfolio to maintain larger amounts of cash or to liquidate portfolio holdings at a disadvantageous time or price. For example, when market timing occurs, a Fund or portfolio may have to sell its holdings to have the cash necessary to redeem the market timer's investment. This can happen when it is not advantageous to sell any securities, so investment performance may be hurt. When large dollar amounts are involved, market timing can also make it difficult to use long-term investment strategies because a Fund or portfolio cannot predict how much cash it will have to invest. In addition, disruptive transfers or purchases and redemptions of portfolio investments may impede efficient portfolio management and impose increased transaction costs, such as brokerage costs, by requiring the portfolio manager to effect more frequent purchases and sales of portfolio securities. Similarly, a Fund or portfolio may bear increased administrative costs as a result of the asset level and investment volatility that accompanies patterns of excessive or short-term trading. Funds or portfolios that invest a significant portion of their assets in foreign securities or the securities of small- and mid-capitalization companies tend to be subject to the risks associated with market timing and short-term trading strategies to a greater extent than Funds or portfolios that do not. Securities trading in overseas markets present time zone arbitrage opportunities when events affecting portfolio securities values occur after the close of the overseas market but prior to the close of the U.S. markets. Securities of small- and mid-capitalization companies present arbitrage opportunities because the market for such securities may be less liquid than the market for securities of larger companies, which could result in pricing inefficiencies.

We currently use the procedures described below to discourage disruptive transfer activity. You should understand, however, that these procedures are subject to the following limitations: (1) they rely on the policies and procedures implemented by the underlying portfolios; (2) they do not eliminate the possibility that disruptive transfer activity, including market timing, will occur or that performance will be affected by such activity; and (3) the design of market timing procedures involves inherently subjective judgments, which we seek to make in a fair and reasonable manner consistent with the interests of all policy and contract owners.

For the Fund established as a pooled separate account, the portfolio managers review aggregate cash flows on a daily basis. If the portfolio managers consider transfer activity with respect to the account to be disruptive, AXA Equitable reviews contract owner trading activity to identify any potentially disruptive transfer activity. When a contract owner is identified as having engaged in a potentially disruptive transfer for the first time, a letter is sent to the contract owner explaining that there is a policy against disruptive transfer activity and that if such activity continues certain transfer privileges may be eliminated. If and when the contract owner is identified a second time as engaged in potential disruptive transfer activity, we currently prohibit the use of voice, fax and automated transaction services. We currently apply such action for the remaining life of each affected contract. We may change the definition of potentially disruptive transfer activity, the monitoring procedures and thresholds, any notification procedures, and the procedures to restrict this activity. Any new or revised policies and procedures will apply to all contract owners uniformly. We do not permit exceptions to our policies restricting disruptive transfer activity.

For the Funds that invest in an Underlying Mutual Fund not affiliated with AXA Equitable, the Underlying Mutual Fund may have its own policies and procedures regarding disruptive transfer activity, which may be different than those applied by AXA Equitable. In most cases, the Underlying Mutual Fund reserves the right to reject a transfer that it believes, in its sole discretion, is disruptive (or potentially disruptive) to the management of that Fund. Please see the prospectus for the Underlying Mutual Fund for information regarding the policies and procedures, if any, employed by that Underlying Mutual Fund and any associated risks of investing in that Fund. If an Underlying Mutual Fund advises us that there may be disruptive transfer activity from our contract owners, we will work with the Underlying Mutual Fund to



20 Transfers and access to your account review contract owner trading activity. If the Fund determines that the trading activity of a particular contract owner is disruptive, we will take action to limit the disruptive trading activity of that contract owner as discussed above.

Contract owners should note that it is not always possible for us and the Underlying Mutual Funds to identify and prevent disruptive transfer activity. Our ability to monitor potentially disruptive transfer activity is limited in particular with respect to certain group contracts. Group annuity contracts may be owned by retirement plans that provide transfer instructions on an omnibus (aggregate) basis, which may mask the disruptive transfer activity of individual plan participants, and/or interfere with our ability to restrict communication services. In addition, because we do not monitor for all frequent trading in the Underlying Mutual Funds at the separate account level, contract owners may engage in frequent trading which may not be detected. Therefore, no assurance can be given that we or the Underlying Mutual Funds will successfully impose restrictions on all disruptive transfers. Because there is no guarantee that disruptive trading will be stopped, some contract owners/participants may be treated differently than others, resulting in the risk that some contract owners/ participants may be able to engage in frequent transfer activity while others will bear the effect of that frequent transfer activity. The potential effects of frequent transfer activity are discussed above.

OUR ACCOUNT INVESTMENT MANAGEMENT SYSTEM ("AIMS") AND OUR INTERNET WEBSITE

Participants may use our automated AIMS, or our internet website to transfer between investment options, obtain account information, change the allocation of future contributions and maturing GRAs and hear investment performance information. To use AIMS, you must have a touch-tone telephone. Our internet website can be accessed at www.axa-equitable.com/ada.

We have established procedures to reasonably confirm the genuineness of instructions communicated to us by telephone when using AIMS and by the internet website. The procedures require personal identification information, including your personal security code ("PSC") number, prior to acting on telephone instructions or accessing information on the internet website, and providing written confirmation of the transfers. We assign a PSC number to you after we receive your completed enrollment form. Thus, we will not be liable for following telephone instructions, or internet instructions, we reasonably believe to be genuine.


We reserve the right to limit access to this service if we determine that you are engaged in a market timing strategy (see "Disruptive transfer activity" above).

A transfer request will be effective on the business day we receive the request. Transfer requests received after the end of a business day will be credited the next business day. We will confirm all transfers in writing.

--------------------------------------------------------------------------------

Generally our business day is any day the New York Stock Exchange is open for trading, and generally ends at 4:00 p.m. Eastern Time. A business day does not include a day we choose not to open due to emergency conditions. We may also close early due to emergency conditions.

--------------------------------------------------------------------------------

PARTICIPANT LOANS



Participant loans are available if the employer plan permits them. Participants must apply for a plan loan through the employer. Loan packages containing all necessary forms, along with an explanation of how interest rates are set, are available from our Account Executives.

Loans are subject to restrictions under Federal tax laws and ERISA. A loan may not be taken from the Guaranteed Rate Accounts prior to maturity. If a participant is married, written spousal consent may be required for a loan.

Generally, the loan amount will be transferred from the investment options into a loan account. The participant must pay the interest as required by Federal income tax rules. If you fail to repay the loan when due, the amount of the unpaid balance may be taxable and subject to additional penalty taxes. Interest paid on a retirement plan loan is not deductible.



CHOOSING BENEFIT PAYMENT OPTIONS


Benefit payments are subject to plan provisions.

The Program offers a variety of benefit payment options for participants in the Plans. (If you are a participant in an individually designed plan, ask your employer for information on benefit payment options under your Plan). Your plan may allow you a choice of one or more of the following forms of distribution:

o Qualified Joint and Survivor Annuity

o Lump Sum Payment

o Installment Payments

o Life Annuity

o Life Annuity -- Period Certain

o Joint and Survivor Annuity

o Joint and Survivor Annuity -- Period Certain

o Cash Refund Annuity

                                        Transfers and access to your account  21

All of these options can be either fixed or variable except for the Cash Refund Annuity and the Qualified Joint and Survivor Annuity which are fixed options only.

--------------------------------------------------------------------------------
The amount of each payment in a fixed option remains the same. Variable option payments change to reflect the investment performance of the Growth Equity
Fund.
--------------------------------------------------------------------------------
See "Types of benefits" in the SAI for detailed information regarding each of the benefit payout options, and "Procedures for withdrawals, distributions and transfers" in the SAI.

Fixed annuities are available from insurance companies selected by the Trustees. Upon request, we will provide fixed annuity rate quotes available from one or more such companies. Participants may instruct us to withdraw all or part of their account balance and forward it to the annuity provider selected. Once we have distributed that amount to the company selected, we will have no further responsibility to the extent of the distribution.

We provide the variable annuity options. Payments under variable annuity options reflect investment performance of the Growth Equity Fund.


The minimum amount that can be used to purchase any type of annuity is $5,000. In most cases a variable annuity administrative charge of $350 will be deducted from the amount used to purchase an annuity from AXA Equitable. Annuities purchased from other providers may also be subject to fees and charges.


If you are a participant in an individually-designed plan, ask your employer for information on benefit payment options under your Plan.



SPOUSAL CONSENT


If a participant is married and has an account balance greater than $5,000 (except for amounts contributed to the Rollover Account), federal law generally requires payment (subject to plan rules) of a Qualified Joint and Survivor Annuity payable to the participant for life and then to the surviving spouse for life, unless you and your spouse have properly waived that form of payment in advance. Please see "Spousal consent requirements" under "Types of benefits" in the SAI.



BENEFITS PAYABLE AFTER THE DEATH OF A PARTICIPANT

Regardless of whether a participant's death occurs before or after your Required Beginning Date, an individual death beneficiary calculates annual post-death required minimum distribution payments based on the beneficiary's life expectancy using the "term certain method." That is, he or she determines his or her life expectancy using the IRS-provided life expectancy tables as of the calendar year after the participant's death and reduces that number by one each subsequent year.


If a participant dies before the entire benefit has been paid, the remaining benefits will be paid to the participant's beneficiary. If a participant dies before he or she is required to begin receiving benefits, the law generally requires the entire benefit to be distributed no more than five years after death. There are exceptions: (1) a beneficiary who is not the participant's spouse may elect payments over his or her life or a fixed period which does not exceed the beneficiary's life expectancy, provided payments begin within one year of death, (2) if the benefit is payable to the spouse, the spouse may elect to receive benefits over his or her life or a fixed period which does not exceed his/her life expectancy beginning any time up to the date the participant would have attained age 70-1/2 or, if later, one year after the participant's death, or (3) the spouse may be able to roll over all or part of the death benefit to a traditional individual retirement arrangement, an annuity under Section 403(b) of the Code or a retirement plan under Section 457 of the Code. If, at death, a participant was already receiving benefits, the beneficiary must continue to receive benefits, subject to the Federal income tax minimum distribution rules. To designate a beneficiary or to change an earlier designation, a participant must have the employer send us a beneficiary designation form. In some cases, the spouse must consent in writing to a designation of any non-spouse beneficiary, as explained in "Spousal Consent Requirements" under "Types of benefits" in the SAI.


Under the Plans, on the day we receive proof of death, we automatically transfer the participant's account balance in the Equity Funds to the Money Market Guarantee Account unless the beneficiary gives us other written instructions. The balance in the Guaranteed Rate Accounts will remain in the Guaranteed Rate Accounts.



22  Transfers and access to your account

4. The Program

--------------------------------------------------------------------------------


This section explains the ADA Program in further detail. It is intended for employers who wish to enroll in the Program, but contains information of interest to participants as well. You should, of course, understand the provisions of your plan and the Adoption Agreement that define the scope of the Program in more specific terms. References to "you" and "your" in this section are to you in your capacity as an employer. The Program is described in the prospectus solely to provide a more complete understanding of how the investment funds operate within the Program.

The American Dental Association Members Retirement Program consists of several types of retirement plans and three retirement plan Trusts: the Master Trust, the Volume Submitter Retirement Trust and the Pooled Trust. Each of the Trusts invests exclusively in the group annuity contract described in this prospectus and in the group annuity contract funding the GRAs. The Program is sponsored by the ADA, and the Trustees under the Master, Volume Submitter Retirement and Pooled Trusts are the members of the Council on Member Insurance and Retirement Programs of the ADA (the "Trustees" or "ADA Trustees"). The Program had 24,947 participants and $1.33 billion in assets at December 31, 2004.


ELIGIBLE EMPLOYERS


You can adopt the Program if you or at least one of your partners or other shareholders is a member of: (1) the ADA, (2) a constituent or component society of the ADA, or (3) an ADA-affiliated organization. Participation by an affiliated organization must first be approved by the ADA's Council on Insurance.

Our Retirement Program Specialists are available to answer your questions about joining the Program. Please contact us by using the telephone number or addresses listed under "How to reach us -- Information on joining the Program" on the back cover of the prospectus.



SUMMARY OF PLAN CHOICES


You have a choice of three retirement plan arrangements under the Program. You can:


o Choose the Master Plan -- which automatically gives you a full range of services from AXA Equitable. These include your choice of the Program investment options, plan-level and participant-level recordkeeping, benefit payments and tax withholding and reporting. Under the Master Plan employers adopt our Master Trust and your only investment choices are from the Investment Options.


--------------------------------------------------------------------------------
The Master Plan is a defined contribution master plan that can be adopted as a profit sharing plan, a defined contribution pension plan, or both. Traditional 401(k), SIMPLE 401(k), and Safe Harbor 401(k) are also available.
--------------------------------------------------------------------------------

o Choose the Volume Submitter Plan -- which automatically gives you a full range of services from AXA Equitable and offers the opportunity to utilize a cross-tested plan option. The services include your choice of the Program's investment options, plan-level and participant-level recordkeeping, benefit payments and tax withholding and reporting. Under the Volume Submitter Plan, employers adopt the Volume Submitter Retirement Trust and your only investment choices are from the Investment Options.


--------------------------------------------------------------------------------
The Volume Submitter Plan is a defined contribution plan that can be adopted as a profit sharing plan (new comparability or age weighted) with or without
401(k) features.
--------------------------------------------------------------------------------

o Maintain your own INDIVIDUALLY DESIGNED PLAN -- and use the Pooled Trust for investment options in the Program and your own individual investments. The Pooled Trust is for investment only and can be used for both defined benefit and defined contribution plans.


--------------------------------------------------------------------------------
The Pooled Trust is an investment vehicle used with individually designed qualified retirement plans. It can be used for both defined contribution and defined benefit plans. We provide recordkeeping services for plan assets held in the Pooled Trust.
--------------------------------------------------------------------------------
Choosing the right plan depends on your own set of circumstances. We recommend that you review all plan, trust, participation and related agreements with your legal and tax counsel.



GETTING STARTED


If you choose either Plan, you must complete an Adoption Agreement. If you have your own individually designed plan and wish to use the Pooled Trust as an investment vehicle, the trustee of your plan must complete an Adoption Agreement. As an employer, you are responsible for the administration of the plan you choose. Please see "Your responsibilities as employer" in the SAI.



HOW TO MAKE PROGRAM CONTRIBUTIONS

Contributions must be in the form of a check drawn on a bank in the U.S. clearing through the Federal Reserve System, in U.S. dollars, and made payable to The ADA Retirement Trust. All contribution checks should be sent to AXA Equitable at the address shown "For contribution checks only" in the "Information once you join the Program" section under "How to reach us" on the back cover of this prospectus. Third party checks are not acceptable, except for rollover contributions, tax-free exchanges or trustee checks that involve no refund. All checks are subject to collection. We reserve the right to reject a payment if it is received in an unacceptable form.


All contributions must be accompanied by a Contribution Remittance form which designates the amount to be allocated to each participant by contribution type and fiscal year to which the contribution will be applied. Contributions are normally credited on the business day that we receive them, provided the remittance form is properly completed


                                                                 The Program  23
and matches the check amount. Contributions are only accepted from the employer. Employees may not send contributions directly to the Program.

There is no minimum amount which must be contributed for investment if you adopt either Plan or if you have your own individually designed plan that uses the Pooled Trust.



ALLOCATING PROGRAM CONTRIBUTIONS


Under the the Plans, participants make all of the investment decisions.

Investment decisions in the individually designed plans are made either by the participant or by the plan trustees, depending on the terms of the plan.

Participants may allocate contributions among any number of Program investment options. Allocation instructions can be changed at any time. If we do not receive adequate instructions, we will allocate your contributions to the Money Market Guarantee Account. You may, of course, transfer to another investment option at any time. Contributions are only accepted for properly enrolled participants.

WHEN TRANSACTION REQUESTS ARE EFFECTIVE. Contributions, as well as transfer requests and allocation changes (not including GRA maturity allocation changes discussed in the SAI), are effective on the business day they are received. In-service distribution requests are also effective on the business day they are received. Benefit payments are subject to plan provisions. Transaction requests received after the end of a business day will be processed the next business day. Processing of any transaction may be delayed if a properly completed form is not received.

Trustee-to-trustee transfers of plan assets are effective the business day after we receive all items we require, including check and mailing instructions, and a plan opinion/IRS determination letter from the new or amended plan or adequate proof of qualified plan status.



DISTRIBUTIONS FROM THE INVESTMENT OPTIONS


Keep in mind two sets of rules when considering distributions or withdrawals from the Program. The first are rules and procedures that apply to the investment options, exclusive of the provisions of your plan. We discuss those in this section. The second are rules specific to your plan. We discuss those "Rules applicable to participant distributions" below. Certain plan distributions may be subject to Federal income tax, and penalty taxes. See "Tax information" later in this prospectus and the SAI.



AMOUNTS IN THE EQUITY FUNDS AND MONEY MARKET GUARANTEE ACCOUNT. These are generally available for distribution at any time, subject to the provisions of your plan. However, there may be a delay for withdrawals from the Small Cap Growth Fund, Foreign Fund, Small Cap Value Fund, U.S. Bond Fund, Equity Index, Equity Income, Large Cap Growth Fund, LifeStrategy Income Fund or LifeStrategy Moderate Growth Fund if there is any delay in redemptions from the related Underlying Mutual Fund. in which they invest. In addition, a 2.00% redemption charge applies on amounts redeemed from the Small Cap Growth Fund and the Equity Income Fund if held for less than a specified period. See "Redemption charge" in "Charges and expenses" later in this prospectus.


AMOUNTS IN THE GUARANTEED RATE ACCOUNTS. Withdrawals generally may not be taken from GRAs prior to maturity. See "Guaranteed Rate Accounts."

Payments or withdrawals and application of proceeds to an annuity ordinarily will be made promptly upon request in accordance with plan provisions. However, we can defer payments, applications and withdrawals for any period during which the New York Stock Exchange is closed for trading, sales of securities are restricted or determination of the fair market value of assets is not reasonably practicable because of an emergency.

IF YOUR PLAN IS AN EMPLOYER OR TRUSTEE-DIRECTED PLAN, YOU AS THE EMPLOYER ARE RESPONSIBLE FOR ENSURING THAT THERE IS SUFFICIENT CASH AVAILABLE TO PAY BENEFITS.



RULES APPLICABLE TO PARTICIPANT DISTRIBUTIONS

In addition to our own procedures, distribution and benefit payment options under a tax qualified retirement plan are subject to complicated legal requirements. A general explanation of the Federal income tax treatment of distributions and benefit payment options is provided in "Tax information" later in this prospectus and the SAI. You should discuss your options with a qualified financial adviser. Our Account Executives also can be of assistance.

In general, under the Plans, participants are eligible for benefits upon retirement, death or disability, or upon termination of employment with a vested benefit. Participants in an individually designed plan are eligible for retirement benefits depending on the terms of their plan. See "Choosing benefit payment options" under "Transfers and access to your account" earlier in this prospectus, "Tax information" later in this prospectus and the SAI for more details. For participants who own more than 5% of the business, benefits must begin no later than April 1 of the year after the participant reaches age 70-1/2. For all other participants, distribution must begin by April 1 of the later of the year after attaining age 70-1/2 or retirement from the employer sponsoring the plan.

Distributions must be made according to the terms of the plan and rules in the Code and Treasury Regulations. Certain provisions of the Treasury Regulations will require, beginning in 2006, that the actuarial present value of additional annuity contract benefits be added to the dollar amount credited for purposes of calculating certain types of required minimum distributions from annuity contracts funding qualified plans. This could increase the amount required to be distributed, if you satisfy your required minimum distributions through annual withdrawals instead of receiving annuity payments. You should consult your plan administrator and your tax adviser concerning the potential implication of these Regulations before you purchase this annuity contract or purchase additional features under this annuity contract.


Under the Plans, self-employed persons may generally not receive a distribution prior to age 59-1/2, and employees generally may not receive a distribution prior to a separation from service.


24  The Program

5. Charges and expenses

--------------------------------------------------------------------------------


You will incur three general types of charges under the Program:

(1) Charges based on the value of your assets in the Trust -- these apply to all amounts invested in the Trust (including installment payout option payments), and do not vary by plan. These are, in general, reflected as reductions in the unit values of the investment funds or as reductions from the rates credited to the guaranteed options.

(2) Plan and transaction charges -- these vary by plan or are charged for specific transactions, and are typically stated in a dollar amount. Unless otherwise noted, these are deducted in fixed dollar amounts by reducing the number of units in the appropriate investment funds and the dollars in the guaranteed options.

(3) Redemption charges on amounts redeemed from the Small Cap Growth Fund and the Equity Income Fund if held for less than a specified period. See "Redemption charge" later in this section.

     We deduct amounts for the 3-year or 5-year GRA from your most recent GRA.

     We make no deduction from your contributions or withdrawals for sales expenses.



CHARGES BASED ON AMOUNTS INVESTED IN THE PROGRAM


PROGRAM EXPENSE CHARGE

We assess the Program expense charge against the combined value of Program assets in the Trust. The purpose of this charge is to cover the expenses that we and the ADA incur in connection with the Program. The current charge is as follows:



------------------------------------------------
       Annual Program Expense Charge
------------------------------------------------
 AXA Equitable    ADA          Total
------------------------------------------------
 .620%            .015%        .635%
------------------------------------------------



The Program expense charge is determined by negotiation between us and the Trustees. The charge is primarily based on a formula that gives effect to total Program assets allocated to the Trust and the number of plans enrolled in the Program. For the 12 months beginning May 1, 2005, the total Program expense charge is .635%.


PROGRAM EXPENSE CHARGE -- INVESTMENT FUNDS AND MONEY MARKET GUARANTEE ACCOUNT

For investment funds, the Program expense charge is calculated based on Program assets in the Trust on January 31 in each year, and is charged at a monthly rate of 1/12 of the relevant annual charge.

PROGRAM EXPENSE CHARGE AND ANNUAL INVESTMENT ACCOUNTING FEE -- GRAS

For GRAs, the Program expense charge is calculated based on Program assets in the Trust on January 31 of each year, and is charged at a constant daily rate of 1/365 of the relevant annual charge until maturity. Subsequent changes in the Program expense charge will not be reflected in the charge against closed GRAs. In addition to the Program expense charge, we charge an annual investment accounting fee of 0.02% on all amounts of Program assets invested in GRAs. This fee is reflected in the interest rates credited to the GRAs and is calculated and charged in the same manner as the Program expense charge.


We apply our portion of the Program expense charge toward the cost of maintenance of the investment funds, promotion of the Program, investment funds and Money Market Guarantee Account, administrative costs, such as enrollment and answering participant inquiries, and overhead expenses such as salaries, rent, postage, telephone, travel, legal, actuarial and accounting costs, office equipment and stationery. The ADA's part of this fee covers developmental and administrative expenses incurred in connection with the Program. The ADA Trustees can direct us to raise or lower the ADA's part of this fee to reflect their expenses in connection with the Program. During 2004 we received $7,824,799 and the ADA received $196,932 under the Program expense charge.



PROGRAM RELATED INVESTMENT MANAGEMENT AND ADMINISTRATION FEES


The computation of unit values for each investment fund also reflects applicable fees charged for investment management and administration. These fees are based on the prior month-end net asset value of the Program assets in the investment funds.

The investment management and administrative fees are paid out of each investment fund's assets. The Growth Equity Fund pays us an investment management fee that varies based on their respective assets. No investment management fees are paid to us by the Foreign Fund, Equity Index Fund, Equity Income Fund, Large Cap Growth Fund, LifeStrategy Income Fund, LifeStrategy Moderate Growth Fund, Small Cap Growth Fund, Small Cap Value Fund or U.S. Bond Fund. An administration fee is based on investment fund assets and is equal to a maximum of .15% annually. Each investment fund also incurs other expenses for services such as printing, mailing, legal, and similar items. All of these operating expenses are reflected in each investment fund's unit value.


As part of our administrative functions, we maintain records for all portfolio transactions and cash flow control, calculate unit values, monitor compliance with the New York Insurance Law and supervise custody matters for all the Equity Funds.



OTHER EXPENSES BORNE BY THE INVESTMENT FUNDS AND UNDERLYING MUTUAL FUNDS


Certain other expenses are charged directly to the investment funds. These include SEC filing fees and certain related expenses such as printing of SEC filings, prospectuses and reports, mailing costs, custodians' fees, financial accounting costs, outside auditing and legal expenses, and other costs related to the Program.


                                                        Charges and expenses  25

The Foreign, Equity Index, Equity Income, Large Cap Growth, LifeStrategy Income, LifeStrategy Moderate Growth, Small Cap Growth, Small Cap Value and U.S. Bond Funds purchase and redeem shares in the Fidelity Small Cap Stock Fund, Templeton Foreign Fund - Class A, SSgA S&P 500 Index Fund, Putnam Equity Income Fund, Janus Adviser Forty Fund -- Class I, Strong Advisor Small Cap Value Fund and Western Asset Core Bond Portfolio-Institutional Class, respectively, at net asset value. The net asset value reflects charges for management, audit, legal, shareholder services, transfer agent and custodian fees. For a description of charges and expenses assessed by the Templeton Foreign Fund, Vanguard Institutional Index Fund, Putnam Equity Income Fund, Janus Adviser Forty Fund -- Class I, Fidelity Small Cap Stock Fund, Strong Advisor Small Cap Value Fund, Vanguard LifeStrategy Income Fund, Vanguard LifeStrategy Moderate Growth Fund and Western Asset Core Bond Portfolio-Institutional Class Fund, which are indirectly borne by the Funds, please refer to the prospectuses for each of these Underlying Mutual Funds.


PLAN AND TRANSACTION EXPENSES


MASTER AND VOLUME SUBMITTER PLANS AND INDIVIDUALLY-DESIGNED PLAN FEES

RECORD MAINTENANCE AND REPORT FEE. At the end of each calendar quarter, we deduct a record maintenance and report fee from each participant's Account Balance. This fee is:


---------------------------------------------------
Master Plan and Volume Submitter   $3 per quarter
   Plan participants
---------------------------------------------------
Investment Only                    $1 per quarter
---------------------------------------------------

ENROLLMENT FEE. We charge an employer a non-refundable enrollment fee of $25 for each participant enrolled under its plan. If we do not maintain individual participant records under an individually-designed plan, we instead charge the employer $25 for each plan or trust. If the employer fails to pay these charges, we may deduct the amount from subsequent contributions or from participants' account balances.



INDIVIDUAL ANNUITY CHARGES


ANNUITY ADMINISTRATIVE CHARGE. If a participant elects a variable annuity payment option, we deduct a $350 charge from the amount used to purchase the annuity. This charge reimburses us for administrative expenses associated with processing the application for the annuity and issuing each month's annuity payment. The minimum amount that can be converted to an annuity, so that the charge would apply, is $5,000. Annuities purchased from other providers may also be subject to fees and charges.


REDEMPTION CHARGE. If AXA Equitable effects certain types of benefit distributions, or withdrawals, or transfers from amounts the participant has allocated to the Small Cap Growth Fund, any portion of the amount redeemed attributable to shares held in the Fund for less than 90 days is subject to a 2.00% redemption charge. This charge is a "short-term" trading fee imposed by the Fidelity Small Cap Stock Fund and will be deducted from the amount redeemed from the participant's account value at the time of the transaction and remitted to the Fidelity Small Cap Stock Fund.

If AXA Equitable effects certain types of benefit distributions, or withdrawals, or transfers from amounts the participant has allocated to the Equity Income Fund, any portion of the amount redeemed attributable to shares exchanged or sold within 5 calendar days of purchase will be subject to a 2.00% redemption charge. This charge is imposed by the Putnam Equity Income Fund and will be deducted from the amount redeemed from the participant's account value at the time of the transaction and remitted to the Putnam Equity Income Fund.


CHARGES FOR STATE PREMIUM AND OTHER APPLICABLE TAXES


We deduct a charge designed to approximate certain applicable taxes that may be imposed on us, such as our state premium tax. Currently, we deduct the charge from the amount applied to provide an annuity payout option. The current tax charge that might be imposed on us varies by state and ranges from 0% to 1%.

We reserve the right to deduct any applicable charges such as our premium taxes from each contribution or from distributions or upon termination of your contract. If we have deducted any applicable tax charges from contributions, we will not deduct a charge for the same taxes later. If, however, an additional tax is later imposed on us when you make a partial or full withdrawal, or your contract is terminated, or you begin receiving annuity payments, we reserve the right to deduct a charge at that time.



GENERAL INFORMATION ON FEES AND CHARGES

We may change our investment management fees if we give the ADA Trustees 90 days notice and comply with the conditions of our group annuity contract. We may change the other fees and charges described above at any time with the ADA's consent. During 2004 we received total fees and charges under the Program of $10,953,636.



26  Charges and expenses

6. Tax information

--------------------------------------------------------------------------------


In this section, we briefly outline current Federal income tax rules relating to adoption of the Program, contributions to the Program and distributions to participants under qualified retirement plans. Certain other information about qualified retirement plans appears here and in the SAI. We do not discuss the effect, if any, of state tax laws that may apply.

The United States Congress has in the past considered and may in the future, without notice, consider proposals for legislation that, if enacted, could change the tax treatment of qualified retirement plans. In addition, the Treasury Department may amend existing regulations, issue new regulations, or adopt new interpretations of existing laws. State tax laws or, if you are not a United States resident, foreign tax laws, may affect the tax consequences to you or the beneficiary. These laws may change from time to time without notice and, as a result, the tax consequences may also change. There is no way of predicting whether, when or in what form any such change would be adopted. Congress may also consider proposals in the future to comprehensively reform or overhaul the United States tax and retirement systems, which if enacted, could affect the tax benefits of a contract. Any such change could have retroactive effects regardless of the date of enactment. We suggest you consult your legal or tax adviser.


BUYING A CONTRACT TO FUND A RETIREMENT ARRANGEMENT


Annuity contracts can be purchased in connection with retirement plans qualified under Code section 401. How these arrangements work, including special rules applicable to each, are described in the SAI. You should be aware that the funding vehicle for a qualified arrangement does not provide any tax deferral benefit beyond that already provided by the Code for all permissible funding vehicles. Before choosing an annuity contract, therefore, you should consider the annuity's features and benefits, such as the selection of investment funds and guaranteed options and choices of pay-out options, as well as the features and benefits of other permissible funding vehicles and the relative costs of annuities and other arrangements. You should be aware that cost may vary depending on the features and benefits made available and the charges and expenses of the investment options or funds that you elect.



INCOME TAXATION OF DISTRIBUTIONS TO QUALIFIED PLAN PARTICIPANTS


In this section, the word "you" refers to the plan participant.

Amounts distributed to a participant from a qualified plan are generally subject to Federal income tax as ordinary income when benefits are distributed to you or your beneficiary. Generally speaking, only your post-tax contributions, if any, are not taxed when distributed.


ELIGIBLE ROLLOVER DISTRIBUTIONS. Many types of distributions from qualified plans are "eligible rollover distributions" that can be transferred directly to another qualified plan or traditional individual retirement arrangement ("IRA"), an annuity under Section 403(b) of the Code or a retirement plan under
Section 457 of the Code, or rolled over to another plan or IRA within 60 days of the receipt of the distribution. If a distribution is an "eligible rollover distribution," 20% mandatory Federal income tax withholding will apply unless the distribution is directly transferred to a qualified plan or IRA. See "Eligible rollover distributions and federal income tax withholding" in the SAI for a more detailed discussion.


ANNUITY OR INSTALLMENT PAYMENTS. Each payment you receive is ordinary income for tax purposes, except where you have a "cost basis" in the benefit. Your cost basis is equal to the amount of your post-tax employee contributions, plus any employer contributions you had to include in gross income in prior years. You may exclude from gross income a portion of each annuity or installment payment you receive. If you (and your survivor) continue to receive payments after you have received your cost basis in the contract, all amounts will be taxable.

IN-SERVICE WITHDRAWALS. Some plans allow in-service withdrawals of after-tax contributions. The portion of each withdrawal attributable to cost basis is not taxable. The portion of each withdrawal attributable to earnings is taxable. Withdrawals are taxable only after they exceed your cost basis if they are attributable to your pre-January 1, 1987 contributions under plans that permitted those withdrawals as of May 5, 1986. Amounts that you include in gross income under this rule may also be subject to the additional 10% penalty tax on premature distributions described below. In addition, 20% mandatory Federal income tax withholding may also apply.

PREMATURE DISTRIBUTIONS. You may be liable for an additional 10% penalty tax on all taxable amounts distributed before age 59-1/2 unless the distribution falls within a specified exception or is rolled over into an IRA or other qualified plan.

The exceptions to the penalty tax include (a) distributions made on account of your death or disability, (b) distributions beginning after separation from service in the form of a life annuity or installments over your life expectancy (or the joint lives or life expectancies of you and your beneficiary), (c) distributions due to separation from active service after age 55 and (d) distributions you use to pay deductible medical expenses.

WITHHOLDING. In almost all cases, 20% mandatory income tax withholding will apply to all "eligible rollover distributions" that are not directly transferred to a qualified plan or IRA, an annuity under Section 403(b) of the Code or a retirement plan under Section 457 of the Code. If a distribution is not an eligible rollover distribution, the recipient may elect out of withholding. The rate of withholding depends on the type of distribution. See "Eligible Rollover Distributions and Federal Income Tax Withholding" in the SAI. Under the Plans, we will withhold the tax and send you the remaining amount. Under an individually designed plan, we will pay the full amount of the distribution to the plan's trustee. The trustee is then responsible for withholding Federal income tax upon distributions to you or your beneficiary.


                                                             Tax information  27

OTHER TAX CONSEQUENCES

Certain tax advantages of a tax-qualified retirement plan may not be available under certain state and local tax laws. This outline does not discuss the effect of any state or local tax laws. It also does not discuss the effect of federal estate and gift tax laws (or state and local estate, inheritance and other similar tax laws). This outline assumes that the participant does not participate in any other qualified retirement plan. Finally, it should be noted that many tax consequences depend on the particular jurisdiction or circumstances of a participant or beneficiary.


We cannot provide detailed information on all tax aspects of the plans or contracts. Moreover, the tax aspects that apply to a particular person's plan or contract may vary depending on the facts applicable to that person. We do not discuss state income and other state taxes, federal income tax and withholding rules for non-U.S. taxpayers, or federal gift and estate taxes. Rights or values under plans or contracts or payments under the contracts, for example, amounts due to beneficiaries, may be subject to gift or estate taxes. You should not rely only on this document, but should consult your tax adviser before your purchase.



28  Tax information

7. More information

--------------------------------------------------------------------------------


ABOUT PROGRAM CHANGES OR TERMINATIONS

AMENDMENTS. The group annuity contract has been amended in the past and we and the Trustees may agree to amendments in the future. No future change can affect annuity benefits in the course of payment. If certain conditions are met, we may: (1) terminate the offer of any of the investment options and transfer any amounts in that investment option to another option and (2) offer new investment options with different terms.

TERMINATION. We or the ADA Trustees may terminate the group annuity contract. If the contract is terminated, we will not accept any further contributions or perform any recordkeeping functions after the date of termination. We then would make arrangements with the ADA Trustees with respect to the assets held in the investment options that we provide, subject to the following:

o the ADA Trustees could transfer assets from the Money Market Guarantee Account in installments over a period of time not to exceed two years; however, during that time participants would be permitted to make transfers to funding vehicles provided by another financial institution (other than a money market fund or similar investment); and

o  amounts allocated to the GRAs would be held until maturity.

If the ADA Trustees make arrangements with us, you may be able to continue to invest amounts in the investment options that we provide and elect payment of benefits through us.



IRS DISQUALIFICATION


If your plan is found not to qualify under the Internal Revenue Code, we may:
(1) return the plan's assets to the employer (in our capacity as the plan administrator) or (2) prevent plan participants from investing in the separate accounts.



ABOUT THE SEPARATE ACCOUNTS

Each investment fund is one or part of one of our separate accounts. We established the separate accounts under special provisions of the New York Insurance Law. These provisions prevent creditors from any other business we conduct from reaching the assets we hold in our investment funds for owners of our variable annuity contracts, including our group annuity contracts with the ADA Trustees. The results of each separate account's operations are accounted for without regard to AXA Equitable's, or any other separate account's, operating results. We are the legal owner of all of the assets in the separate accounts and may withdraw any amounts we have in the separate accounts that exceed our reserves and other liabilities under variable annuity contracts.

The separate accounts that we call the Growth Equity, Small Cap Growth and Foreign Funds commenced operations in 1968, 1995 and 1992, respectively. The Small Cap Growth Fund, which was part of our Separate Account No. 3 (Pooled), was transferred on December 1, 1995 to Separate Account No. 200. Separate Account No. 206 has nine subaccounts that we call the Equity Income Fund and the Large Cap Growth Fund, both established in 1999; the Small Cap Value Fund and the U.S. Bond Fund, both established in 2002, the Equity Index Fund established in 1994, as well as the LifeStrategy Income Fund and the LifeStrategy Moderate Growth Fund, established in 2005. Because of exclusionary provisions, none of the investment funds is subject to regulation under the Investment Company Act of 1940.

The Foreign, Equity Index, Equity Income, Large Cap Growth, LifeStrategy Income, LifeStrategy Moderate Growth, Small Cap Growth, Small Cap Value and U.S. Bond funds are used exclusively in the ADA Program. The Growth Equity Fund is a "pooled" fund that is used to fund benefits under the ADA Program and other group annuity contracts, agreements, and tax-deferred retirement programs we administer.


CHANGES TO CERTAIN INVESTMENT OPTIONS

Effective April 29, 2005, the LifeCycle Fund -- Conservative and the LifeCycle Fund -- Moderate, the Group Trusts of which invested in underlying State Street Funds, were replaced by the LifeStrategy Income Fund and the LifeStrategy Moderate Growth Fund, which invest in shares of the Vanguard LifeStrategy Income Fund and the Vanguard LifeStrategy Moderate Growth Fund, respectively. In addition, the Equity Index Fund, which formerly invested in shares of the SSgA S&P 500 Index Fund, now invests in shares of the Vanguard Institutional Index Fund. The Vanguard Group is the investment manager of the Equity Index Fund, and the LifeStrategy Funds benefit from the investment advisory services provided to the underlying Vanguard funds in which they invest.

As of the effective date, all of the assets of each former LifeCycle Fund were reinvested in the corresponding LifeStrategy Fund, and all allocation elections to a LifeCycle Fund were considered allocations to the corresponding LifeStrategy Fund.


ABOUT LEGAL PROCEEDINGS

AXA Equitable and its affiliates are parties to various legal proceedings. In our view, none of these proceedings would be considered material with respect to a contract owner's interest in the separate accounts, nor would any of these proceedings be likely to have a material adverse effect upon the separate accounts, our ability to meet our obligations under the Program, or the distribution of group annuity contract interests under the Program.


ABOUT OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The financial statements listed below and incorporated in the SAI have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting:



                                                            More information  29

o The financial statements for Separate Account Nos. 4, 191, 200 and 206 as of December 31, 2004 and for each of the two years in the periods then ended.

o The financial statements for AXA Equitable as of December 31, 2004 and 2003 and for each of the three years in the periods then ended.

DISTRIBUTION OF THE CONTRACTS

AXA Equitable performs all marketing and service functions under the contract. No sales commissions are paid with respect to units of interest in any of the separate accounts available under the contract; however, incentive compensation is paid to AXA Equitable employees performing these functions, based upon sales and the amount of first year plan contributions, as discussed in the SAI. The offering of the units is continuous.


REPORTS WE PROVIDE AND AVAILABLE INFORMATION


We send reports annually to employers showing the aggregate Account Balances of all participants and information necessary to complete annual IRS filings.


As permitted by the SEC's rules, we omitted certain portions of the registration statement filed with the SEC from this prospectus and the SAI. You may obtain the omitted information by: (1) requesting a copy of the registration statement from the SEC's principal office in Washington, D.C., and paying prescribed fees, or (2) by accessing the EDGAR Database at the SEC's website at http://www.sec.gov.


ACCEPTANCE


The employer or plan sponsor, as the case may be: (1) is solely responsible for determining whether the Program is a suitable funding vehicle and (2) should carefully read the prospectus and other materials before entering into an Adoption Agreement.


30  More information

Appendix I -- Condensed financial information

--------------------------------------------------------------------------------


These selected per unit data and ratios for the years ended December 31, 1995 through December 31, 2004 have been derived from the financial statements audited by PricewaterhouseCoopers LLP, independent registered public accounting firm in their reports included in the SAI. For years prior to 1995, the condensed financial information was audited by other independent accountants. The financial statements of each of the Funds as well as the consolidated financial statements of AXA Equitable are contained in the SAI. Information is provided for the period that each Fund has been available under the Program, but not longer than ten years.


GROWTH EQUITY FUND: Separate Account No. 4 (Pooled)


------------------------------------------------------------------------------------------------------------------------------------
                         Income and Expenses                               Capital Changes
------------------------------------------------------------------------------------------------------------------------------------
                                                             Net
                                                          Realized
                                                             And
                                                          Unrealized       Net       Net Asset     Net Asset
                                                            Gains       Increase     Value At      Value At
                                         Net Investment  (Losses) On   (Decrease)    Beginning      End Of
   Year Ended              Expenses         Income       Investments    In Unit      Of Period      Period
   Dec. 31,      Income    (Note A)         (Loss)         (Note B)      Value        (Note C)     (Note D)
------------------------------------------------------------------------------------------------------------------------------------
   2004          $1.45     $(3,43)          $(1.98)        $ 46.54      $ 44.56      $302.18       $346.74
   2003           1.21      (2.84)           (1.63)          80.05        78.42       223.76        302.18
   2002           1.05      (2.91)           (1.86)         (84.61)      (86.47)      310.23        223.76
   2001           1.52      (3.56)           (2.04)         (70.04)      (72.08)      382.31        310.23
   2000           1.84      (4.26)           (2.42)         (76.46)      (78.88)      461.19        382.31
   1999           2.08      (4.04)           (1.96)         119.97       118.01       343.18        461.19
   1998           1.84      (3.64)           (1.80)         ( 9.63)      (11.43)      354.61        343.18
   1997           1.77      (3.38)           (1.61)          75.28        73.67       280.94        354.61
   1996           1.56      (2.87)           (1.31)          42.22        40.91       240.03        280.94
   1995           2.10      (2.28)           ( .18)          57.14        56.96       183.07        240.03
------------------------------------------------------------------------------------------------------------------------------------



--------------------------------------------------------------------------------
                                             Operating Statistics
                           -----------------------------------------------------
                                      Ratio of Net     Number Of
                         Ratio Of      Investment        Units
                        Operating        Income       Outstanding
                        Expenses To    (Loss) To       At End of      Portfolio
                        Average Net    Average Net       Period       Turnover
  Year Ended Dec. 31,     Assets         Assets        (In 000's)       Rate
--------------------------------------------------------------------------------
           2004            1.08%         (.62)%             818          60%
           2003            1.10          (.63)              827          51
           2002            1.12          (.72)              817          39
           2001            1.08          (.62)              899         132
           2000            1.04          (.59)              968          48
           1999            1.05          (.51)            1,060          72
           1998            1.05          (.52)            1,296          71
           1997            1.07          (.51)            1,386          62
           1996            1.10          (.50)            1,435         105
           1995            1.07          (.08)            1,456         108
--------------------------------------------------------------------------------


NOTES: See next page.


                               Appendix I -- Condensed financial information A-1

A. Enrollment, annual administration and actuarial and quarterly record maintenance and report fees are not included above and did not affect any unit values. Defined benefit plan annual administration and actuarial and quarterly record maintenance and report fees reduced the number of Fund units credited to participants; enrollment fees were generally deducted from contributions to the Program.

B. See Note 2 to Financial Statements of Separate Account No. 4 (Pooled), which may be found in the SAI.

C. The Program became available beginning on January 1, 1968. The value for a Growth Equity Fund unit was established at $10.00 on that date.

D. Income, expenses, gains and losses shown above pertain only to ADA participants' accumulations attributable to the Program. Other plans also participate in the Growth Equity Fund and may have operating results and other supplementary data different from those shown above.




FOREIGN FUND, EQUITY INDEX FUND, LARGE CAP GROWTH FUND, SMALL CAP GROWTH FUND, SMALL CAP VALUE FUND, U.S. BOND FUND:


                              SEPARATE ACCOUNT NOS. 200, 191 AND 206
           Unit values and number of units outstanding for these Funds are shown below.
------------------------------------------------------------------------------------------------------
                                                     For the years ending December 31,
                                      ----------------------------------------------------------------
                                         1995        1996        1997        1998        1999
------------------------------------------------------------------------------------------------------
 FOREIGN FUND
------------------------------------------------------------------------------------------------------
  Unit Value                            $ 14.31     $ 16.71     $ 17.69     $ 16.70     $  23.08
------------------------------------------------------------------------------------------------------
  Number of units outstanding (000's)     4,769       5,050       5,170       4,336        3,895
------------------------------------------------------------------------------------------------------
 EQUITY INCOME FUND
------------------------------------------------------------------------------------------------------
  Unit Value                                --          --          --          --      $   8.92
------------------------------------------------------------------------------------------------------
  Number of units outstanding (000's)       --          --          --          --           475
------------------------------------------------------------------------------------------------------
 LARGE CAP GROWTH FUND
------------------------------------------------------------------------------------------------------
  Unit Value                                --          --          --          --      $  12.50
------------------------------------------------------------------------------------------------------
  Number of units outstanding (000's)       --          --          --          --           834
------------------------------------------------------------------------------------------------------
 SMALL CAP GROWTH FUND
  Unit Value                            $ 42.62     $ 48.48     $ 58.07     $ 71.77     $ 106.99
------------------------------------------------------------------------------------------------------
  Number of units outstanding (000's)     1,802       2,237       2,295       2,348        2,295
------------------------------------------------------------------------------------------------------
 SMALL CAP VALUE FUND
  Unit Value                                --          --          --          --            --
------------------------------------------------------------------------------------------------------
  Number of units outstanding (000's)       --          --          --          --            --
------------------------------------------------------------------------------------------------------
 U.S. BOND FUND
------------------------------------------------------------------------------------------------------
  Unit Value                                --          --          --          --            --
------------------------------------------------------------------------------------------------------
  Number of units outstanding (000's)       --          --          --          --            --
------------------------------------------------------------------------------------------------------



---------------------------------------------------------------------------------------------------------------
                                                     For the years ending December 31,
                                      -------------------------------------------------------------------------
                                        2000        2001        2002        2003        2004         Date
---------------------------------------------------------------------------------------------------------------
 FOREIGN FUND                                                                                        3/2/92
---------------------------------------------------------------------------------------------------------------
  Unit Value                            $ 22.07     $ 20.17     $ 18.28     $ 23.67     $ 27.76
---------------------------------------------------------------------------------------------------------------
  Number of units outstanding (000's)     3,661       3,404       3,418       3,391       3,485
---------------------------------------------------------------------------------------------------------------
 EQUITY INCOME FUND                                                                                  7/7/99
---------------------------------------------------------------------------------------------------------------
  Unit Value                            $  9.93     $  9.68     $  8.35     $ 10.49     $ 11.67
---------------------------------------------------------------------------------------------------------------
  Number of units outstanding (000's)      784       1,519       1,827       2,134        2.605
---------------------------------------------------------------------------------------------------------------
 LARGE CAP GROWTH FUND                                                                              10/25/99
---------------------------------------------------------------------------------------------------------------
  Unit Value                            $  9.43     $  4.76     $  2.77     $  3.43     $  4.00
---------------------------------------------------------------------------------------------------------------
  Number of units outstanding (000's)     3,901       4,664       4,948       5,557       7,462
---------------------------------------------------------------------------------------------------------------
 SMALL CAP GROWTH FUND                                                                               12/1/95
---------------------------------------------------------------------------------------------------------------
  Unit Value                            $ 79.26     $ 58.36     $ 37.38     $ 48.91     $ 55.26
---------------------------------------------------------------------------------------------------------------
  Number of units outstanding (000's)     2,673       2,542       2,423       2,537       2,541
---------------------------------------------------------------------------------------------------------------
 SMALL CAP VALUE FUND                                                                                7/22/02
---------------------------------------------------------------------------------------------------------------
  Unit Value                                --          --      $ 10.23     $ 14.99     $ 17.85
---------------------------------------------------------------------------------------------------------------
  Number of units outstanding (000's)       --          --          207       1,235       2,016
---------------------------------------------------------------------------------------------------------------
 U.S. BOND FUND                                                                                      7/22/02
---------------------------------------------------------------------------------------------------------------
  Unit Value                                --          --      $ 10.53     $ 11.22     $ 11.68
---------------------------------------------------------------------------------------------------------------
  Number of units outstanding (000's)       --          --          566       1,073       1,567
---------------------------------------------------------------------------------------------------------------


A-2 Appendix I -- Condensed financial information

Statement of additional information

--------------------------------------------------------------------------------

TABLE OF CONTENTS



                                                                            Page
The Program                                                                  2
Types of benefits                                                            4
Provisions of the Plans                                                      5
Investment restrictions applicable to the Growth Equity Fund                 8
Portfolio holdings policy for the Pooled Separate Account                    8
Growth Equity Fund transactions                                              9
Investment Management fee                                                    9
Portfolio manager(s) information (Growth Equity Fund)                       10
Investment professional conflict of interest                                10
Alliance's compensation program                                             11
Distribution of the contracts                                               11
Our management                                                              12
Financial statements                                                     FSA-1



CLIP AND MAIL TO US TO RECEIVE A STATEMENT OF ADDITIONAL INFORMATION


To: AXA Equitable Life Insurance Company
 Box 2486 G.P.O.
 New York, NY 10116


-

Please send me a copy of the Statement of Additional Information for the American Dental Association Members Retirement Program Prospectus dated May 1, 2005.



--------------------------------------------------------------------------------
Name:


--------------------------------------------------------------------------------
Address:


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Copyright 2005 by AXA Equitable Life Insurance Company. All rights reserved.

American Dental Association
Members Retirement Program


STATEMENT OF ADDITIONAL INFORMATION
MAY 1, 2005


--------------------------------------------------------------------------------


This Statement of Additional Information ("SAI") is not a prospectus. You should read this SAI in conjunction with AXA Equitable's prospectus dated May 1, 2005 for the American Dental Association Members Retirement Program.

On September 7, 2004, our name was changed from "The Equitable Life Assurance Society of the United States" to "AXA Equitable Life Insurance Company."

A copy of the prospectus to which this SAI relates is available at no charge by writing to AXA Equitable at Box 2486 G.P.O., New York, New York 10116 or by calling our toll-free telephone number, in the US 1-800-223-5790 or 1-800-223-5790-0 from France, Israel, Italy, Republic of Korea, Switzerland, and the United Kingdom. Definitions of special terms used in this SAI are found in the prospectus.

Certain of the cross references in this SAI are contained in the prospectus dated May 1, 2005 to which this SAI relates.


TABLE OF CONTENTS

                                                                     Page in SAI


The Program                                                                    2
  Funding of the Program                                                       2
  Your responsibilities as employer                                            2
  Procedures for withdrawals, distributions and transfers                      2
     Pre-retirement withdrawals                                                2
     Benefit distributions                                                     3
     Mandatory cashouts                                                        3
     Death benefits                                                            3
     Eligible rollover distributions and federal income
       tax withholding                                                         3
     Premature withdrawals and transfers from a GRA                            3
     Maturing GRAs                                                             4
Types of benefits                                                              4
Provisions of the Plans                                                        5
  Plan eligibility requirements                                                5
  Contributions to Qualified Plans                                             5
  Contributions to the Plans                                                   5
  Allocation of contributions                                                  7
  The Plans and Section 404(c) of ERISA                                        7
  Vesting                                                                      7
Investment restrictions applicable to the Growth Equity Fund                   8
Portfolio holdings policy for the Pooled Separate Account                      8
Growth Equity Fund transactions                                                9
Investment management fee                                                      9
Portfolio manager(s) information (Growth Equity Fund)                         10
Investment professional conflict of interest                                  10
Alliance's compensation program                                               11
Distribution of the contracts                                                 11
Our management                                                                12
Financial statements                                                       FSA-1

 Copyright 2005 by AXA Equitable Life Insurance Company of The United States.
  1290 Avenue of the Americas, New York, New York 10104. All rights reserved.


                                                                          x00903

THE PROGRAM


The Program consists of the Master Plan and Volume Submitter Plan (the "Plans") and the Investment Only plan made available to members of the American Dental Association and their eligible employees. The following information regarding the Program is provided solely to provide a more complete understanding of how the investment funds available under AXA Equitable's group annuity contract operate within the Program. In addition to issuing the group annuity contract under which the investment funds are available, we also provide administrative support, recordkeeping and marketing services in connection with the Program. We provide these services pursuant to an administrative services agreement between the ADA Trustees (who are currently members of the ADA Council on Member Insurance and Retirement Programs ("Trustees" or "ADA Trustees")) and AXA Equitable. This administrative services agreement would normally terminate when the group annuity contract with AXA Equitable ("the contract") terminates.


FUNDING OF THE PROGRAM


The Program is primarily funded through a group annuity contract issued to the ADA Trustees by AXA Equitable. The ADA Trustees have also entered into two group annuity contracts with The Principal Financial Group relating to Guaranteed Rate Accounts opened during the one year period beginning July 21, 2004. All other investment options are covered by the contract with AXA Equitable. The ADA Trustees hold all contracts for the benefit of employers and participants in the Program.

The ADA Trustees and AXA Equitable also have an administrative services agreement for administrative support, recordkeeping and marketing services provided by AXA Equitable. This agreement would normally terminate when the group annuity contract with AXA Equitable terminates.


YOUR RESPONSIBILITIES AS EMPLOYER

If you adopt one of the Plans, you as the employer and plan administrator will have certain responsibilities, including:

o sending us your contributions at the proper time and in the proper format (including contribution type and fiscal year);

o maintaining all personnel records necessary for administering your plan;

o determining who is eligible to receive benefits;

o forwarding to us, and when required, signing, all the forms your employees are required to submit;

o distributing summary plan descriptions and participant annual reports to your employees and former employees;

o distributing our prospectuses and confirmation notices to your employees and, in some cases, former employees;

o filing an annual information return for your plan with the Department of Labor, if required;

o providing us the information with which to run special non-discrimination tests, if you have a 401(k) plan or your plan accepts post-tax employee or employer matching contributions;

o determining the amount of all contributions for each participant in the plan;


o forwarding salary deferral and post-tax employee contributions to us as soon as possible (and in any event, no later than the 15th business day of the month following the month in which the employer withholds or receives participant contributions);

o selecting interest rates and monitoring default procedures if you elect the loan provision in your plan; and

o providing us with written instructions for allocating amounts in the plan's forfeiture account.

If you, as an employer, have an individually designed plan, your responsibilities will not be increased in any way by adopting the Pooled Trust for investment only.

We can provide guidance and assistance in the performance of your responsibilities. If you have questions about any of your obligations, you can contact our Account Executives at 1-800-223-5790 or write to us at Box 2486 G.P.O., New York, New York 10116.


PROCEDURES FOR WITHDRAWALS, DISTRIBUTIONS AND TRANSFERS

PRE-RETIREMENT WITHDRAWALS. Under the Plans, self-employed persons generally may not receive a distribution prior to age 59-1/2, and employees generally may not receive a distribution prior to separation from service. However, if the Plans are maintained as profit sharing plans, you may request distribution of benefits after you reach age 59-1/2 even if you are still working, as long as you are 100% vested. If the Plans are maintained as 401(k) plans and you are under age 59-1/2, you may withdraw your own 401(k) contributions only if you can demonstrate financial hardship within the meaning of applicable income tax regulations. Each withdrawal must be at least $1,000 (or, if less, your entire account balance or the amount of your hardship withdrawal under a 401(k) plan). If your employer terminates the plan, all amounts (subject to GRA restrictions) may be distributed to participants at that time (except salary deferral amounts if there is a successor plan).

You may withdraw all or part of your account balance under the Plans attributable to post-tax employee contributions at any time, subject to any withdrawal restrictions applicable to the Investment Options, provided that you withdraw at least $300 at a time (or, if less, your account balance attributable to post-tax employee contributions). See "Tax information" in the prospectus.

We pay all benefit payments (including withdrawals due to plan terminations) in accordance with the rules described below in the "Benefit Distributions" discussion. We effect all other participant withdrawals as of the close of the business day we receive the properly completed form.

In addition, if you are married, your spouse may have to consent in writing before you can make any type of withdrawal, except for the purchase of a Qualified Joint and Survivor Annuity. See "Spousal consent requirement" below.

Under an individually designed plan, the availability of pre-retirement withdrawals depends on the terms of the plan. We suggest that you ask your employer what types of withdrawals are available under your plan.

Transfers and withdrawals from the Aggressive Equity Fund, the Foreign Fund, the Large Cap Growth Fund, the LifeStrategy Income Fund, the LifeStrategy Moderate Growth Fund, the Equity Index Fund and the Equity Income Fund may be delayed if there is any delay in redemption of shares of the respective mutual funds in which the Funds invest. We generally do not expect any delays.

Please note that generally you may not make withdrawals from the Guaranteed Rate Accounts prior to maturity, even if the employer plan permits withdrawals prior to that time. See "Premature Withdrawals and Transfers from a GRA" below. Transfers from the Foreign Fund, Large Cap Growth Fund, LifeStrategy Income Fund, LifeStrategy Moderate Growth Fund, Equity Index Fund, Aggressive Equity Fund, Equity Income Fund, Small Cap Fund and U.S. Bond Fund are permitted daily except under infrequent circumstances when the withdrawals may be subject to a delay. See "Benefit distributions" below.

BENEFIT DISTRIBUTIONS. In order for you to begin receiving benefits under either of the Plans, your employer must send us your properly completed Election of Benefits form and, if applicable, Beneficiary Designation form. Benefit payments will be made according to the provisions of your plan.


Under an individually designed plan and our self-directed prototype plan, your employer must send us a Request for Disbursement Form. We will process single sum payments as of the close of business on the day we receive a properly completed form. A check payable to the plan's trustee will be forwarded within five days after processing begins. If you wish to receive annuity payments, your plan's trustee may purchase a variable annuity contract from us. Fixed annuities are available from insurance companies selected by the Trustees. See "Types of benefits." We will pay annuity payments directly to you and payments will commence according to the provisions of your plan.

Please note that we use the value of your vested benefits at the close of the business day payment is due to determine the amount of benefits you receive. We will not, therefore, begin processing your check until the following business day. You should expect your check to be mailed within five days after processing begins. Annuity checks can take longer. If you buy a fixed annuity, your check will come from the insurance company you selected. If you would like expedited delivery at your expense, you may request it on your Election of Benefits form.


MANDATORY CASHOUTS. The Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA) amended the Internal Revenue Code of 1986 (Code) to provide that a trust under a qualified plan would not be a qualified trust unless the plan provides that when a mandatory distribution of more than $1,000 is to be made and the participant does not elect a distribution, the plan administrator must rollover such distribution to an individual retirement plan and must provide the plan participant with notice of such transfer.

DEATH BENEFITS. If a participant in either of the Plans dies without designating a beneficiary, the vested benefit will automatically be paid to the spouse or, if the participant is not married, to the first surviving class of his or her (a) children, (b) parents and (c) brothers and sisters. If none of them survives, the participant's vested benefit will be paid to the participant's estate.


ELIGIBLE ROLLOVER DISTRIBUTIONS AND FEDERAL INCOME TAX WITHHOLDING.
All "eligible rollover distributions" are subject to mandatory Federal income tax withholding of 20% unless the participant elects to have the distribution directly rolled over to an eligible retirement plan. An "eligible rollover distribution" is generally any distribution that is not one of a series of substantially equal periodic payments made (not less frequently than annually):
(1) for the life (or life expectancy) of the plan participant or the joint lives (or joint life expectancies) of the plan participant and his or her designated beneficiary, or (2) for a specified period of 10 years or more. In addition, the following are not subject to mandatory 20% withholding:

o hardship withdrawals;

o certain corrective distributions under Code Section 401(k) plans;

o loans that are treated as distributions;

o a distribution to a beneficiary other than to a surviving spouse or a current or former spouse under a qualified domestic relations order; and

o required minimum distributions under Code Section 401(a)(9).

If we make a distribution to a participant's surviving spouse, or to a current or former spouse under a qualified domestic relations order, the distribution may be an eligible rollover distribution, subject to mandatory 20% withholding, unless one of the exceptions described above applies.

If a distribution is not an "eligible rollover distribution", we will withhold income tax from all taxable payments unless the recipient elects not to have income tax withheld.


PREMATURE WITHDRAWALS AND TRANSFERS FROM A GRA. You may transfer amounts from other investment options to a GRA at any time. Transfers may not be made from one GRA to another or from a GRA to one of the other investment options until the maturity date of the GRA. Likewise, you may not remove amounts from a GRA prior to maturity in order to obtain a plan loan or make a hardship or in-service withdrawal. If your plan's assets are transferred to another funding vehicle from the Program or if your plan is terminated, your money remains in the GRAs until maturity. All such GRAs will be held in the Pooled Trust under the investment-only arrangement. See "Guaranteed Rate Accounts" in the prospectus.

The Program does not permit withdrawals before maturity unless your plan permits them and they are exempt or qualified, as explained below. You may take exempt withdrawals without penalty at any time. Qualified withdrawals are subject to a penalty. There are no qualified withdrawals from a five-year GRA during the first two years after the end of its offering period. This rule does not apply if the amount of the applicable penalty is less than the interest you have accrued. If you have more than one GRA and you are taking a partial withdrawal or installments, amounts held in your most recently purchased three-year or five-year GRA that is available under the withdrawal rules for exempt and qualified withdrawals will be used first. Please note that withdrawals, transfers, reallocations on maturity and benefit distributions from GRAs provided by a carrier other than AXA Equitable are subject to AXA Equitable's receipt of the proceeds of such GRA from such carrier.

Exempt Withdrawal. Amounts may be withdrawn without penalty from a GRA prior to its maturity if:

o you are a dentist age 59-1/2 or older and you elect an installment payout of at least three years or an annuity benefit;

o you are not a dentist and you attain age 591/2 or terminate employment (including retirement);

o you are disabled;

o you attain age 701/2; or

o you die.

Qualified Withdrawal. You may withdraw amounts with a penalty from a GRA prior to its maturity if you are a dentist and are taking payments upon retirement after age 591/2 under a distribution option of less than three years duration. The interest paid to you upon withdrawal will be reduced by an amount calculated as follows:

    (i) the amount by which the three-year GRA rate being offered on the date of withdrawal exceeds the GRA rate from which the withdrawal is made, times

   (ii) the years and/or fraction of a year until maturity, times

  (iii) the amount withdrawn from the GRA.

We will make this calculation based on GRA rates without regard to deductions for the applicable Program expense charge. If the three-year GRA is not being offered at the time of withdrawal, the adjustment will be based on then current rates on U.S. Treasury notes or for a comparable option under the Program.

We will never reduce your original contributions by this adjustment. We make no adjustment if the current three-year GRA rate is equal to or less than the rate for the GRA from which we make the qualified withdrawal. We calculate a separate adjustment for each GRA. If the interest accumulated in one GRA is insufficient to recover the amount calculated under the formula, we may deduct the excess as necessary from interest accumulated in other GRAs of the same duration.

Example: You contribute $1,000 to a three-year GRA on January 1 with a rate of 4%. Two years later you make a qualified withdrawal. Your GRA balance is $1,082. The current GRA rate is 6%; (i) 6%-4%=2%, (ii) 2% X 1 year=2%, (iii) 2%
X $1,082=$21.64. The withdrawal proceeds would be $1,082-$21.64=$1,060.36.

MATURING GRAS. Your confirmation notice lists the maturity date for each GRA you hold.

You may arrange in advance for the reinvestment of your maturing GRAs by using AIMS or accessing the Website on the Internet. (GRA maturity allocation change requests received on a business day before 4:00 P.M. Eastern Time are effective four days after we receive them. GRA maturity allocation change requests received after 4:00 P.M. Eastern Time or on a non-business day are effective four days after the next business day after we receive them.)

o The instructions you give us remain in effect until you change them (again, your GRA maturity allocation change request will be processed as described above).

o You may have different instructions for your GRAs attributable to employer contributions than for your GRAs attributable to employee contributions.

o If you have never provided GRA maturity instructions, your maturing GRAs will be allocated to the Money Market Guarantee Account.


TYPES OF BENEFITS

Under the Plans, you may select one or more of the following forms of distribution once you are eligible to receive benefits. If your employer has adopted an individually designed plan or a self-directed prototype profit sharing plan that does not offer annuity benefits, not all of these distribution forms may be available to you. We suggest you ask your employer what types of benefits are available under your plan.


QUALIFIED JOINT AND SURVIVOR ANNUITY. An annuity providing equal monthly payments for your life and, after your death, for your surviving spouse's life. No payments will be made after you and your spouse die, even if you have received only one payment prior to the last death. In some plans, the law requires that if the value of your vested benefits exceeds $5,000, you must receive a Qualified Joint and Survivor Annuity unless your spouse consents in writing to a contrary election. Please see "Spousal consent requirements" below.

LUMP SUM PAYMENT. A single payment of all or part of your vested benefits. If you take a partial payment of your balance, it must be at least $1,000. If you have more than one GRA, amounts held in your most recent GRA will first be used to make payment. If you terminated employment and your vested account balance is less than $1,000, you will receive a lump sum payment of the entire vested amount unless alternate instructions are provided in a reasonable period after receiving your Election of Benefits Package.


PERIODIC INSTALLMENTS. Monthly, quarterly, semi-annual or annual payments over a period of at least three years, where the initial payment on a monthly basis is at least $300. You can choose either a time-certain payout, which provides variable payments over a specified period of time, or a dollar-certain payout, which provides level payments over a variable period of time. During the installment period, your remaining account balance will be invested in whatever investment options you designate; each payment will be drawn pro rata from all the investment options you have selected. If you have more than one GRA, amounts held in your most recently purchased three-year or five-year GRA will first be used to make installment payments. If you die before receiving all the installments, we will make the remaining payments to your beneficiary, subject to IRS minimum distribution rules and beneficiary election.

LIFE ANNUITY. An annuity providing monthly payments for your life. No payments will be made after your death, even if you have received only one payment prior to your death.

LIFE ANNUITY--PERIOD CERTAIN. An annuity providing monthly payments for your life or, if longer, a specified period of time. If you die before the end of that specified period, payments will continue to your beneficiary until the end of the period. Subject to legal limitations, you may specify a minimum payment period of 5, 10, 15 or 20 years. The longer the specified period, the smaller the monthly payments will be.

JOINT AND SURVIVOR ANNUITY. An annuity providing monthly payments for your life and that of your beneficiary. You may specify the percentage of the original annuity payment to be made to your beneficiary. Subject to legal limitations, that percentage may be 100%, 75%, 50%, or any other percentage you specify.

JOINT AND SURVIVOR ANNUITY--PERIOD CERTAIN. An annuity providing monthly payments for your life and that of your beneficiary or, if longer, a specified period of time. If you and your beneficiary both die before the end of the specified period, payments will continue to your contingent beneficiary until the end of the period. Subject to legal limitations, you may specify a minimum payment period of 5, 10, 15 or 20 years and the percentage of the annuity payment to be made to your beneficiary (as noted above under Joint and Survivor Annuity). The longer the specified period, the smaller your monthly payments will be.

CASH REFUND ANNUITY. An annuity providing equal monthly payments for your life with a guarantee that the sum of those payments will be at least equal to the portion of your vested benefits used to purchase the annuity. If upon your death the sum of the monthly payments to you is less than that amount, your beneficiary will receive a lump sum payment of the remaining guaranteed amount.

FIXED AND VARIABLE ANNUITY CHOICES

Under a Qualified Joint and Survivor Annuity or a Cash Refund Annuity, the amount of the monthly payments is fixed at retirement and remains level throughout the distribution period. Under the Life Annuity, Life Annuity--Period Certain, Joint and Survivor Annuity and Joint and Survivor Annuity--Period Certain, you may select either fixed or variable payments. All forms of variable annuity benefits under the Program will be provided by us. The payments under variable annuity options reflect the investment performance of the Growth Equity Fund. If you are interested in a variable annuity, when you are ready to select your benefit please ask our Account Executives for our variable annuity prospectus supplement.

Fixed annuities will be issued by insurance companies selected by the ADA Trustees from time to time. We do not currently offer fixed annuities under the Program. Upon your request, the companies selected by the Trustees will provide annuity benefit information. We have no further responsibility for the amount used to purchase a fixed annuity once it has been sent to the insurance company you select. The cost of a fixed annuity is determined by each issuing insurance company. Your Account Executive has more details regarding the insurance companies currently providing annuity benefits under the Program.

SPOUSAL CONSENT REQUIREMENTS

Under the Plans, you may designate a non-spouse beneficiary any time after the earlier of: (1) the first day of the plan year in which you attain age 35, or
(2) the date on which you separate from service with your employer. If you designate a beneficiary other than your spouse prior to your reaching age 35, your spouse must consent to the designation and, upon your reaching age 35, must again give his or her consent or the designation will lapse. In some plans, in order for you to make a withdrawal or elect a form of benefit other than a Qualified Joint and Survivor Annuity or designate a non-spouse beneficiary, your spouse must consent to your election in writing within the 90 day period before your annuity starting date. In addition if you want to designate a non-spouse beneficiary, to consent, your spouse must sign on the appropriate line on your election of benefits or beneficiary designation form. Your spouse's signature must be witnessed by a notary public or plan representative.

If you change your mind, you may revoke your election and elect a Qualified Joint and Survivor Annuity or designate your spouse as beneficiary, simply by filing the appropriate form. Your spouse's consent is not required for this revocation.

It is also possible for your spouse to sign a blanket consent form. By signing this form, your spouse consents not just to a specific beneficiary or, with respect to the waiver of the Qualified Joint and Survivor Annuity, the form of distribution, but gives you the right to name any beneficiary, or if applicable, form of distribution you want. Once you file such a form, you may change your election whenever you want, even without spousal consent. No spousal consent to a withdrawal or benefit in a form other than a Qualified Joint and Survivor Annuity is required under certain plans that do not offer life annuity benefits.

PROVISIONS OF THE PLANS

PLAN ELIGIBILITY REQUIREMENTS. Under the Plans, the employer specifies the eligibility requirements for its plan in the Adoption Agreement. The employer may exclude any employee who has not attained a specified age (not to exceed
21) and completed a specified number of years (not to exceed two) in each of which he completed 1,000 hours of service. No more than one year of eligible service may be required for a 401(k) arrangement.

The employer may also exclude salaried dentists (those with no ownership interest in the practice), employees of related employers, leased employees and certain other types of employees at the employer's election, provided such exclusion does not cause the plan to discriminate in favor of "highly compensated" employees (defined below).

CONTRIBUTIONS TO QUALIFIED PLANS. We outline below the current Federal income tax rules relating to contributions under qualified retirement plans. This outline assumes that you are not a participant in any other qualified retirement plan.

The employer deducts contributions to the plan in the year it makes them. As a general rule, an employer must make contributions for any year by the due date (including extensions) for filing its Federal income tax return for that year. However, Department of Labor ("DOL") rules generally require that the employer contribute participants' salary deferral (or post-tax employee contribution) amounts under a 401(k) plan as soon as possible after the payroll period applicable to a deferral. In any event, the employer must make these contributions no later than the 15th business day of the month following the month in which the employer withholds or receives participant contributions.

If the employer contributes more to the plan than it may deduct under the rules we describe below, the employer (a) may be liable for a 10% penalty tax on that nondeductible amount and (b) may risk disqualifying the plan.

CONTRIBUTIONS TO THE PLANS. The employer makes annual contributions to its plan based on the plan's provisions.

An employer that adopts either of the Plans as a profit sharing plan makes discretionary contributions as it determines annually. The aggregate employer contribution to the plan may not exceed 25% of all participants' compensation for the plan year. For plan purposes, compensation for self-employed persons does not include deductible plan contributions on behalf of the self-employed person.

A 401(k) arrangement is available as part of the profit sharing plan. Employees may make pre-tax contributions to a plan under a 401(k) arrangement. The maximum amount that highly compensated employees may contribute depends on (a) the amount that non-highly compensated employees contribute and (b) the amount the employer designates as a nonforfeitable 401(k) contribution. Different rules apply to a SIMPLE 401(k) or safe harbor 401(k).


For 2005, a "highly compensated" employee, for this purpose, is (a) an owner of more than 5% of the practice, or (b) anyone with earnings of more than $95,000 from the practice. For (b), the employer may elect to include only employees in the highest paid 20%. In any event, the maximum amount each employee may defer is limited to $14,000 for 2005 (which amount shall increase by $1,000 each year up to 2006), reduced by that employee's salary reduction contributions to simplified employee pension plans established before 1997 (SARSEPs), SIMPLE plans, employee contributions to tax deferred Section 403(b) arrangements, and contributions deductible by the employee under a trust described under Section 501(c)(18) of the Internal Revenue Code. The maximum amount a participant may defer in a SIMPLE 401(k) plan for 2005 is $10,000.

The "catch-up" elective deferral for 2005 is up to $4,000 and can be made by any employees who are at least age 50 at any time during 2005. (Catch up elective deferral amount increases $1,000 per year through 2006.) For a SIMPLE 401(k), the "catch-up" elective deferral is $2,000 for 2005 (and increased $500 per year through 2006).


Matching contributions to a 401(k) plan on behalf of a self-employed individual are no longer treated as elective deferrals, and are the same as matching contributions for other employees.

Employers may adopt a safe harbor 401(k) arrangement. Under this arrangement, an employer agrees to offer a matching contribution equal to (a) 100% of salary deferral contributions up to 3% of compensation and (b) 50% of salary deferral contributions that exceed 3% but are less than 5% of compensation or a 3% non-elective contribution to all eligible employees. These contributions must be non-forfeitable. If the employer makes these contributions and meets the notice requirements for safe harbor 401(k) plans, the plan is not subject to non-discrimination testing on salary deferral and matching or non-elective contributions described above.

If the employer adopts the Master Plan as a defined contribution pension plan, its contribution is equal to the percentage of each participant's compensation that the Adoption Agreement specifies.


Under any type of plan, an employer must disregard compensation in excess of $210,000 in 2005 in making contributions. This amount will be adjusted for cost-of-living changes in future years in $5,000 increments rounded to the next lowest multiple of $5,000. An employer may integrate contributions with Social Security. This means that contributions, for each participant's compensation, that exceed the integration level may be greater than contributions for compensation below the integration level. The Federal tax law imposes limits on this excess. Your Account Executive can help you determine the legally permissible contribution.

Except in the case of certain non-top heavy plans, contributions for non-key employees must be at least 3% of compensation (or, under the profit sharing plan, the percentage the employer contributes for key employees, if less than 3%). In 2005, "key employee" means (a) an officer of the practice with earnings of more than $135,000 or (b) an owner of more than 5% of the practice, or (c) an owner of more than 1% of the practice with earnings of more than $150,000. For purposes of (a), no more than 50 employees (or, if less, the greater of three or 10% of the employees) shall be treated as officers.


Certain plans may also permit participants to make post-tax contributions. We will maintain a separate account to reflect each participant's post-tax contributions and the earnings (or losses) on those contributions. Post-tax contributions are subject to complex rules under which the maximum amount that a highly compensated employee may contribute depends on the amount that non-highly compensated employees contribute. Before permitting any highly-compensated employee to make post-tax contributions, the employer should verify that it has passed all non-discrimination tests. If an employer employs only "highly compensated" employees (as defined above), the plan will not accept post-tax contributions. In addition, the employer may make matching contributions to certain plans, i.e., contributions based on the amount of post-tax or pre-tax 401(k) contributions that plan participants make. Special non-discrimination rules apply to matching contributions. These rules may limit the amount of matching contributions that an employer may make for highly compensated employees. These non-discrimination rules for matching contributions generally do not apply to SIMPLE and safe harbor 401(k) plans.


Contributions (including forfeiture amounts) for each participant may not exceed the lesser of (a) $42,000 or (b) 100% of the participant's earnings (excluding, in the case of self-employed persons, all deductible plan contributions). The participant's post-tax contributions count toward this limitation.


Each participant's account balance equals the sum of the amounts accumulated in each investment option. We will maintain separate records of each participant's interest in each of the investment options attributable to employer contributions, 401(k) non-elective contributions, 401(k) elective contributions, post-tax employee contributions, SIMPLE employer, safe harbor non-elective, safe harbor matching and employer matching contributions. We will also account separately for any amounts rolled over or transferred from an IRA or eligible employer plan. Our records will also reflect each participant's percentage of vesting (see below) in his account balance attributable to employer contributions and employer matching contributions.

The participant will receive confirmation of transactions (including the deduction of record maintenance and report fees). The participant will also receive an annual statement showing the participant's account balance in each investment option attributable to each type of contribution. Based on information that you supply, we will run the required special non-discrimination tests (Actual Deferral Percentage and Actual Contribution Percentage) applicable to (a) 401(k) plans (other than SIMPLE 401(k) and safe harbor 401(k)) and (b) plans that accept post-tax employee contributions or employer matching contributions.

Non-discrimination tests do not apply to SIMPLE 401(k) plans, if the employer makes (a) a matching contribution equal to 100% of the amount each participant deferred, up to 3% of compensation, or (b) a 2% non-elective contribution to all eligible employees. The employer must also follow the notification and filing requirements outlined in the Plans to avoid non-discrimination tests.

Under a SIMPLE 401(k) the employer must offer all eligible employees the opportunity to defer part of their salary into the plan and make either a matching or non-elective contribution. The matching contribution must be 100% of the salary deferral amount up to 3% of compensation. The non-elective contribution is 2% of compensation, which the employer must make for all eligible employees, even those not deferring. The matching or non-elective contribution must be non-forfeitable. The employer must notify employees which contribution the employer will make 60 days before the beginning of the year.

Elective deferrals to a 401(k) plan are subject to applicable FICA (social security), Medicare and FUTA (unemployment) taxes. They may also be subject to state income taxes.

ALLOCATION OF CONTRIBUTIONS. You, as employer or participant, may allocate contributions among any number of the investment options. You may change allocation instructions at any time, and as often as needed, by calling our Account Investment Management System ("AIMS") or accessing the Website on the Internet. New instructions become effective on the business day we receive them. Employer contributions may be allocated in different percentages than employee contributions. The allocation percentages elected for employer contributions automatically apply to any 401(k) qualified non-elective contributions, qualified matching contributions, employer matching contributions, SIMPLE employer, safe harbor non-elective and safe harbor matching contributions and rollover contributions. Your allocation percentages for employee contributions automatically apply to any post-tax employee contributions and 401(k) salary deferral contributions. If we have not received valid instructions, we will allocate contributions to the Money Market Guarantee Account. You may, of course, transfer to another investment option at any time.

THE PLANS AND SECTION 404(C) OF ERISA. The Plans are participant directed individual account plan designed to comply with the requirements of Section 404(c) of ERISA. Section 404(c) of ERISA, and the related Department of Labor
(DOL) regulation, provide that if a participant or beneficiary exercises control over the assets in his or her plan account, plan fiduciaries will not be liable for any loss that is the direct and necessary result of the participant's or beneficiary's exercise of control. This means that if the employer plan complies with Section 404(c), participants can make and are responsible for the results of their own investment decisions.

Section 404(c) plans must, among other things, (a) make a broad range of investment choices available to participants and beneficiaries and (b) provide them with adequate information to make informed investment decisions. The Investment Options and documentation available under the ADA Program provide the broad range of investment choices and information needed in order to meet the requirements of Section 404(c). However, while our suggested summary plan descriptions, annual reports, prospectuses, and confirmation notices provide the required investment information, the employer is responsible for distributing this information in a timely manner to participants and beneficiaries. You should read this information carefully before making your investment decisions.

VESTING. Vesting refers to the participant's rights with respect to that portion of a participant's Account Balance attributable to employer contributions under the Plans. If a participant is "vested," the amount or benefit in which the participant is vested belongs to the participant, and may not be forfeited. The participant's Account Balance attributable to (a) 401(k) contributions (including salary deferral, qualified non-elective and qualified matching contributions), (b) post-tax employee contributions and (c) rollover contributions always belong to the participant, and is nonforfeitable at all times.

A participant becomes fully vested in all benefits if still employed at death, disability, attainment of normal retirement age or upon termination of the plan. If the participant terminates employment before that time, any benefits that have not yet vested under the plan's vesting schedule are forfeited. The normal retirement age is 65 under the Plans unless the employer elects a lower age on its Adoption Agreement.

Benefits must vest in accordance with any of the schedules below or one at least as favorable to participants:

--------------------------------------------------------------------------------
                Schedule A     Schedule B     Schedule C     Shedule E
               -----------------------------------------------------------------
   Years of       Vested         Vested         Vested        Vested
   Service      Percentage     Percentage     Percentage    Percentage
--------------------------------------------------------------------------------
      1             0%             0%             0%           100%
      2           100             20              0            100
      3           100             40            100            100
      4           100             60            100            100
      5           100             80            100            100
      6           100            100            100            100
--------------------------------------------------------------------------------

If the plan requires more than one year of service for participation in the plan, the plan must use Schedule E.

Provided the employer plan is not "top-heavy," within the meaning of Section 416 of the Code, and provided that the plan does not require more than one year of service for participation, an employer may, in accordance with provisions of the Plans, instead elect one of the following vesting schedules or one at least as favorable to participants; further provided, however the following schedule is not available for matching contributions made in plan years beginning after 2001:

--------------------------------------------------------------------------------
                     Schedule F                    Schedule G
               -----------------------------------------------------------------
   Years of            Vested                        Vested
   Service           Percentage                    Percentage
--------------------------------------------------------------------------------
less than 3            0%                             0%
      3               20                              0
      4               40                              0
      5               60                            100
      6               80                            100
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                     Schedule F                    Schedule G
               -----------------------------------------------------------------
   Years of            Vested                        Vested
   Service           Percentage                    Percentage
--------------------------------------------------------------------------------
      7               100                           100
--------------------------------------------------------------------------------

All contributions to a SIMPLE 401(k) plan are 100% vested and not subject to the vesting schedule above. This rule, however, does not apply to employer and matching contributions made to a plan before the plan is amended to become a SIMPLE 401(k) plan. Non-elective and matching contributions required under a safe harbor 401(k) arrangement are 100% vested and not subject to the vesting schedule above.

Matching contributions are required to vest at least as quickly as under a 3-year cliff or a 6-year "graded vesting" schedule. The 6-year schedule requires 20% vesting after 2 years of service increasing 20% per year thereafter.


INVESTMENT RESTRICTIONS APPLICABLE TO THE GROWTH EQUITY FUND


The Growth Equity Fund will not:

o trade in foreign exchanges (except transactions incidental to the settlement of purchases or sales of securities);

o make an investment in order to exercise control or management over a company;


o underwrite the securities of other companies, including purchasing securities that are restricted under the 1933 Act or rules or regulations thereunder (restricted securities cannot be sold publicly until they are registered under the 1933 Act);

o make short sales, except when the Fund has, by reason of ownership of other securities, the right to obtain securities of equivalent kind and amount that will be held so long as they are in a short position;

o trade in commodities or commodity contracts; purchase or write puts and calls (options);

o purchase real estate or mortgages, except as stated below. The Fund may buy shares of real estate investment trusts listed on stock exchanges or reported on the National Association of Securities Dealers, Inc. automated quotation system ("NASDAQ");

o have more than 5% of its assets invested in the securities of any one registered investment company. The Fund may not own more than 3% of an investment company's outstanding voting securities. Finally, total holdings of investment company securities may not exceed 10% of the value of the Fund's assets;

o purchase any security on margin or borrow money except for short-term credits necessary for clearance of securities transactions;

o make loans, except loans through the purchase of debt obligations or through entry into repurchase agreements;

o invest more than 10% of its total assets in real estate investments, or portfolio securities not readily marketable; or


o make an investment in an industry if that investment would make the Fund's holding in that industry exceed 25% of its assets. The United States government, and its agencies and instrumentalities, are not considered members of any industry.

PORTFOLIO HOLDINGS POLICY FOR THE POOLED SEPARATE ACCOUNT

It is the policy of the Pooled Separate Account (the "Separate Account") to safeguard against misuse of its portfolio holdings information and to prevent the selective disclosure of such information. The Separate Account will publicly disclose its holdings in accordance with regulatory requirements, such as periodic portfolio disclosure in filings with the SEC. The portfolio holdings information for the Separate Account including, among other things, the top ten holdings and complete portfolio holdings, is available on a monthly basis and generally can be obtained by contract holders/participants or their consultants, free of charge, 15 days after the month end by calling 1-866-642-3127. AXA Equitable has established this procedure to provide prompt portfolio holdings information so that contractholders and their consultants can perform effective oversight of plan investments.

On a case-by-case basis, AXA Equitable may approve the disclosure of non-public portfolio holdings and trading information to particular individuals or entities in appropriate circumstances. In all cases, the approval of release of non-public portfolio holdings or trading information will be conditioned on the obligation of the recipient to maintain the confidentiality of the information including an obligation not to trade on non-public information. Neither AXA Equitable nor its investment adviser, Alliance Capital Management L.P., discloses non-public portfolio holdings or portfolio trade information of any Separate Account to the media.

In addition, with the approval of our investment officers, non-public portfolio holdings information may be provided as part of the legitimate business activities of each Separate Account to the following service providers and other organizations: auditors; the custodian; the accounting service provider, the administrator; the transfer agent; counsel to the Separate Accounts; regulatory authorities; pricing services; and financial printers. The entities to whom we or the investment advisor voluntarily provide holdings information, either by explicit agreement or by virtue of their respective duties to each Separate Account, are required to maintain the confidentiality of the information disclosed, including an obligation not to trade on non-public information. As of the date of this SAI, we have ongoing arrangements to provide non-public portfolio holdings information to the following service providers: JPMorgan Chase, State Street-Kansas City, PricewaterhouseCoopers LLP, Capital Printing Systems, Inc., and RR Donnelley. Each of these arrangements provides for ongoing disclosure of current portfolio holdings information so that the entity can provide services to the Separate Accounts. These service providers do not provide any compensation to AXA Equitable, the Separate Accounts or any affiliates in return for the disclosure of non-public portfolio holdings information.

Until particular portfolio holdings information has been released in regulatory filings or is otherwise available to contract holders and/or participants, and except with regard to the third parties described above, no such information may be provided to any party without the approval of our investment officers or the execution by such third party of an agreement containing appropriate confidentiality language which has been approved by our Legal Department. Our investment officers will monitor and review any potential conflicts of interest between the contract holders/participants and AXA Equitable and its affiliates that may arise from potential release of non-public portfolio holdings information. We will not release portfolio holdings information unless it is determined that the disclosure is in the best interest of its contract holders/participants and there is a legitimate business purpose for such disclosure. No compensation is received by AXA Equitable or its affiliates or any other person in connection with the disclosure of portfolio holdings information.


GROWTH EQUITY FUND TRANSACTIONS


The Growth Equity Fund is charged for securities brokers' commissions, transfer taxes and other fees relating to securities transactions. Transactions in equity securities for a Fund are executed primarily through brokers that receive a commission paid by the Fund. The brokers are selected by Alliance Capital Management L.P. ("Alliance") and AXA Equitable. For 2004, 2003 and 2002, the Growth Equity Fund paid $1,126,910, $929,767 and $1,298,849 respectively, in brokerage commissions.


We and Alliance seek to obtain the best price and execution of all orders placed for the portfolios of the funds, considering all the circumstances. If transactions are executed in the over-the-counter market, we and Alliance deal with the principal market makers, unless more favorable prices or better execution is otherwise obtainable. On occasion, we and Alliance may execute portfolio transactions for the Funds as part of concurrent authorizations to purchase or sell the same security for certain other accounts or clients that we or Alliance advise. These concurrent authorizations potentially can be either advantageous or disadvantageous to the Funds. When the concurrent authorizations occur, our objective is to allocate the executions among the Funds and the other accounts in a fair manner.

We also consider the amount and quality of securities research services provided by a broker. Typical research services include general economic information and analyses and specific information on and analyses of companies, industries and markets. The factors we use to evaluate research services include the diversity of sources used by the broker, and the broker's experience, analytical ability, and professional stature. Our receipt of research services from brokers tends to reduce our expenses in managing the Funds. We take this expense reduction into account when setting the expense charges.


Brokers who provide research services may charge somewhat higher commissions than those who do not. However, we only select brokers whose commissions we believe are reasonable in all the circumstances. Of the brokerage commissions paid by the Growth Equity Fund during 2004, $1,121,059 was paid to brokers providing research services on transactions of $843,776,923.


We periodically evaluate the services provided by brokers and prepare internal proposals for allocating among those various brokers business for all the accounts that we manage or advise. That evaluation involves consideration of the overall capacity of the broker to execute transactions, its financial condition, its past performance and the value of research services provided by the broker in servicing the various accounts advised or managed by us. We have no binding agreements with any firm as to the amount of brokerage business which the firm may expect to receive for research services or otherwise. There may, however, be understandings with certain firms that we will continue to receive services from such firms only if such firms are allocated a certain amount of brokerage business. We may try to allocate such amounts of business to such firms to the extent possible in accordance with the policies described above.

We may use the research information we obtain in servicing all accounts under our management, including our general account. Similarly, not all research provided by a broker or dealer with which the Fund transacts business necessarily will be used in connection with the Fund.

When making securities transactions for the Fund that do not involve paying a brokerage commission (such as the purchase of short-term debt securities), we seek to obtain prompt execution in an effective manner at the best price. Subject to this general objective, we may give orders to dealers or underwriters who provide investment research, but the Fund will not pay a higher price. The fact that we may benefit from such research is not considered in setting the expense charges.

In addition to using brokers and dealers to execute portfolio securities transactions for accounts we manage, we may enter into other types of business transactions with brokers or dealers. These other transactions will be unrelated to allocation of the Funds' portfolio transactions.


INVESTMENT MANAGEMENT FEE


The table below shows the amount we received in investment management fees under the Program during each of the last three years. See "Charges and expenses" in the prospectus.


--------------------------------------------------------------------------------
                            2004           2003           2002
--------------------------------------------------------------------------------
Growth Equity Fund        $620,970       $510,316       $544,620
--------------------------------------------------------------------------------

PORTFOLIO MANAGER(S) INFORMATION (GROWTH EQUITY FUND)

The table and discussion below provide information with respect to the portfolio manager who is primarily responsible for the day-to-day management of the Fund.



------------------------------------------------------------------------------------------------------------------------------------
                                         Growth Equity Fund, Separate Account No. 4 ("Fund")
                                                    Alliance Capital ("Adviser")
                                                 Information as of December 31, 2004
------------------------------------------------------------------------------------------------------------------------------------
(a)(1) Portfolio     (a)(2) For each person identified in column                (a)(3) For each of the categories in column
manager(s) of the    (a)(1), the number of other accounts of the                (a)(2), the number of accounts and the total
Adviser named in     Adviser managed by the person within each                  assets in the accounts with respect to which
the prospectus       category below and the total assets in the                 the advisory fee is based on the performance
                     accounts managed within each category below                               of the account
------------------------------------------------------------------------------------------------------------------------------------
                                       Other Pooled                                              Other Pooled
                  Registered Invest-        Invest-                         Registered Invest-       Invest-
                    ment Companies       ment Vehicles    Other Accounts      ment Companies     ment Vehicles     Other Accounts
------------------------------------------------------------------------------------------------------------------------------------
                   Number     Total    Number     Total   Number    Total    Number              Number             Number
                   of         Assets   of         Assets  of        Assets   of        Total     of        Total    of       Total
                   Accounts   ($MM)    Accounts   ($MM)   Accounts  ($MM)    Accounts  Assets    Accounts   Assets  Accounts  Assets
------------------------------------------------------------------------------------------------------------------------------------
Alan Levi         4          $6,941   1          $734     15        $1,270   N/A       N/A       N/A        N/A     N/A       N/A
------------------------------------------------------------------------------------------------------------------------------------



Note:     $ MM means millions

For a description of any material conflicts, please see "Investment professional conflict of interest" later in the SAI.

For compensation information, please see "Alliance's compensation program" later in the SAI.

Ownership of Securities of AXA's insurance products for which the Fund serves as an investment option (Retirement Investment Account, Members Retirement Program and American Dental Association):



----------------------------------------------------------------------------------------------------------
                                            $10,001-    $50,001-    $100,001-    $500,001 -    over
 Portfolio Manager    None    $1-$10,000   $50,000     $100,000    $500,000     $1,000,000    $1,000,000
----------------------------------------------------------------------------------------------------------
Alan Levi            Yes*
----------------------------------------------------------------------------------------------------------



* Alan Levi has numerous life insurance policies for his family that include participation in Separate Account No. 4.

The management of and investment decisions for the Fund's portfolio are made by Alliance's US Growth Team, which is responsible for management of all of Alliance's US Growth accounts. The US Growth Team relies heavily on the fundamental analysis and research of the Alliance's large internal research staff. While all members of the team work jointly to determine the investment strategy, including security selection, Mr. Alan Levi, a member of Alliance's US Growth Team, is responsible for day-to-day management of and has oversight and order placement responsibilities for the Fund's portfolio.

Alan Levi
Mr. Levi joined Alliance Capital in 1973, and assumed the role of team leader for US Disciplined Growth in 2004. Prior to joining the US Disciplined Growth Team in 1995, Mr. Levi held various responsibilities in the equity research department as both an analyst and, between 1990 and 1995, as director of research. He is a past director and treasurer of the Bank and Financial Analysts Association and served as a director of the New York Society of Security Analysts between 1992 and 1994. Mr. Levi received his undergraduate degree from Johns Hopkins and an MBA from the University of Chicago.

INVESTMENT PROFESSIONAL CONFLICT OF INTEREST

As an investment adviser and fiduciary, Alliance owes its clients and shareholders an undivided duty of loyalty. Alliance recognizes that conflicts of interest are inherent in its business and accordingly has developed policies, procedures and disclosures reasonably designed to detect, manage and mitigate the effects of potential conflicts of interest in the area of employee personal trading, managing multiple accounts for multiple clients, including funds (hereinafter "clients"), and allocating investment opportunities. Investment professionals, including portfolio managers and research analysts, are subject to the above-mentioned policies and oversight to help ensure that all clients are treated equitably. As stated in these conflicts-related policies, Alliance places the interests of its clients first and expects all of its employees to maintain Alliance's fiduciary duty.

EMPLOYEE PERSONAL TRADING AND THE CODE OF BUSINESS CONDUCT AND ETHICS

Alliance has policies to avoid conflicts of interest when investment professionals and other personnel of Alliance own, buy or sell securities also owned by, or bought or sold for clients. Alliance permits its employees to engage in personal securities transactions, and also allows them to allocate investments in the AllianceBernstein Mutual Funds through direct purchase, 401K/profit sharing plan investment and/or deferred incentive compensation awards. Personal securities transactions by an employee may raise a potential conflict of interest when an employee owns or trades in a security that is owned or considered for purchase or sale by a client, or recommended for purchase or sale by an employee to a client. Alliance has adopted a Code of Business Conduct and Ethics that is designed to detect and prevent such conflicts of interest.

MANAGING MULTIPLE ACCOUNTS FOR MULTIPLE CLIENTS

The investment professional or investment professional teams for each fund have responsibilities for managing all or a portion of the investments of multiple accounts with a common investment strategy, including other registered investment companies, unregistered investment vehicles, such as hedge funds, pension plans, separate accounts, collective trusts and charitable foundations. Potential conflicts of interest may arise when an investment professional has responsibilities for the investments of more than one account because the investment professional may be unable to devote equal time and attention to each account. Accordingly, Alliance has compliance policies and oversight to manage these conflicts.

ALLOCATING INVESTMENT OPPORTUNITIES

In addition, the investment professionals may have to decide how to select and allocate investment opportunities among accounts. Portfolio holdings, position sizes, and industry and sector exposures tend to be similar across similar accounts, which minimizes the potential for conflicts of interest. Nevertheless, investment opportunities may be allocated differently among accounts due to the particular characteristics of an account, such as cash position, tax status, risk tolerance and investment restrictions or for other reasons. Potential conflicts of interest may also occur where Alliance would have an incentive, such a performance-based management fee, relating to an account. An investment professional may devote more time to developing and analyzing investment strategies and opportunities or allocating securities preferentially to the account for which Alliance could share in investment gains. As referenced above, Alliance has procedures designed to ensure that information relevant to investment decisions are disseminated fairly and investment opportunities are allocated equitably among different clients.

ALLIANCE'S COMPENSATION PROGRAM

Alliance's compensation program for investment professionals* is designed to be competitive and appropriate to attract and retain the highest caliber employees. Compensation of investment professionals primarily reflects their ability to generate long-term investment success for our clients, including shareholders of the AllianceBernstein Mutual Funds.

Investment professionals are compensated on an annual basis through a combination of the following: (i) fixed base salary; (ii) discretionary incentive compensation in the form of an annual cash bonus; (iii) discretionary incentive compensation in the form of awards under Alliance's Partners Compensation Plan ("deferred awards"); (iv) discretionary long-term incentive compensation in the form of option and restricted unit grants (granted prior to 2002) and (v) Contributions under Alliance's Profit Sharing/401(k) Plan. Alliance's overall profitability determines the total amount of incentive compensation available to investment professionals. Deferred awards, for which there are various investment options, vest over a four-year period and are generally forfeited if the employee resigns or Alliance terminates his/her employment. Investment options under the deferred awards plan include many of the same AllianceBernstein Mutual Funds offered to mutual fund investors, thereby creating a closer alignment between the investment professionals and Alliance's clients and mutual fund shareholders. Alliance also permits deferred award recipients to allocate up to 50% of their award to investments in Alliance's publicly traded equity securities.

An investment professional's total compensation is determined through a subjective process that evaluates numerous quantitative and qualitative factors, including the investment success of the portfolios managed by the individual. Investment professionals do not receive any direct compensation based upon the investment returns of any individual client account. Not all factors apply to each investment professional and there is no particular weighting or formula for considering certain factors.

Among the factors included in this annual assessment of investment professional compensation are: relative investment performance of portfolios (although there are no specific benchmarks or periods of time used in measuring performance); complexity of investment strategies and contribution to the investment team/discipline's dialogue. An investment professional's contribution to business results and overall business strategy; success of marketing/business development efforts and client servicing are also taken into consideration. Furthermore, an investment professional's seniority/length of service with the firm; management and supervisory responsibilities and fulfillment of Alliance's leadership criteria are relevant to compensation decision-making.

DISTRIBUTION OF THE CONTRACTS

Employees of AXA Equitable perform all marketing and service functions under the contract. AXA Equitable pays no sales commissions with respect to units of interest in any of the Separate Accounts available under the contracts; however, incentive compensation that ranges from .40% to 2% of first-year plan contributions, plus $65 per plan sale is paid on a periodic basis to these AXA Equitable employees. No contribution-based or asset-based incentive compensation is awarded on existing plans in subsequent years. This compensation is not paid out of plan or participant funds, and has no effect on plan fees, charges and expenses.

OUR MANAGEMENT

We are managed by a Board of Directors which is elected by our shareholder(s). Our directors and certain of our executive officers and their principal occupations are as follows. Unless otherwise indicated, the following persons have been involved in the management of AXA Equitable and/or its affiliates in various executive positions during the last five years.



------------------------------------------------------------------------------------------------------------------------------------
Directors -- Interested
Name                                     Age       Business Experience Within the Past Five Years
------------------------------------------------------------------------------------------------------------------------------------
Henri de Castries                        50        Director of AXA Equitable (since September 1993); Director, MONY Life and MONY
AXA                                                America (since July 2004); Chairman of the Board of AXA Financial (since April
25, Avenue Matignon                                1998). Chairman of the Management Board (since May 2001) and Chief Executive
AXA's Management Board                             Officer of AXA (January 2000 to May 2002); Vice Chairman of (January 2000 to May
75008 Paris, France                                2001). Director or officer of  various subsidiaries and affiliates of the AXA
                                                   Director of Alliance Capital Management Corporation, the general partner of
                                                   Alliance Holding and Alliance. A former Director of Donaldson, Lufkin and
                                                   Jenrette ("DLJ") (July 1993 to November 2000).
------------------------------------------------------------------------------------------------------------------------------------
Claus-Michael Dill                       51        Director of AXA Equitable (since May 2000); Director, MONY Life (since July
AXA Konzern AG                                     2004). Chairman of the Management Board of AXA Konzern AG (since June 1999).
Colonia-Allee 10-20                                Member of the AXA Group Management Board (since April 1999). Chairman of the
D-51067 Cologne, Germany                           Management Board of AXA Versicherung AG, AXA Lebensversicherung AG, AXA
                                                   Lebensversicherungs AG, AXA Service AG (since June 1999) and AXA Bank AG,
                                                   Director of AXA Financial (since May 2000).
------------------------------------------------------------------------------------------------------------------------------------
Denis Duverne                            51        Director of AXA Equitable (since February 1998); Director, MONY Life and MONY
AXA                                                America (since July 2004). Member of the AXA Management Board (since February
25, Avenue Matignon                                2003) and Chief Financial Officer (since May 2003), prior thereto, Executive Vice
75008 Paris, France                                President, Control and Strategy, AXA (January 2000 to May 2003); prior thereto
                                                   Senior Executive Vice President, International (US-UK-Benelux) AXA (January 1997
                                                   to January 2000); Member of the AXA Executive Committee (since January 2000);
                                                   Director, AXA Financial (since November 2003), Alliance Capital Management
                                                   Corporation (since February 1996) and various AXA affiliated companies. Former
                                                   Director of DLJ (February 1997 to November 2000).
------------------------------------------------------------------------------------------------------------------------------------
Directors -- Not Interested
Name                                     Age       Business Experience Within the Past Five Years
------------------------------------------------------------------------------------------------------------------------------------
John C. Graves                           41        Director of AXA Equitable (since September 2002); Director, MONY Life and MONY
Graves Ventures, LLC and                           America (since July 2004). President and Chief Operating Officer, Graves
Earl G. Graves, Ltd.                               Ventures, LLC (since January 2001); Chief of Staff, Earl G. Graves, Ltd. (since
130 Fifth Avenue                                   March 1993) and President of Black Enterprise Unlimited (unknown to present);
New York, NY 10011                                 Director, AXA Financial (since September 2002); Trustee, Meharry Medical College
                                                   (since September 2001); President, Catholic Big Brothers, Inc. (since June 1992).
------------------------------------------------------------------------------------------------------------------------------------
Mary (Nina) Henderson                    54        Director, AXA Financial and AXA Equitable (since December 1996); Director, MONY
Henderson Advisory Consulting                      Life and MONY America (since July 2004); Retired Corporate Vice President, Core
425 East 86th St.                                  Business Development of Bestfoods (June 1999 to December 2000). Prior thereto,
New York, NY 10028                                 President, Bestfoods Grocery (formerly CPC International, Inc.) and Vice
                                                   President, Bestfoods (1997 to 2000). Director, Del Monte Foods Co., PACTIV
                                                   Corporation and The  "Shell"  Transport and Trading Company, plc.; Former
                                                   Director, Hunt Corporation (1992 to 2002).
------------------------------------------------------------------------------------------------------------------------------------
James F. Higgins                         57        Director of AXA Equitable (since December 2002); Director, MONY Life and MONY
Morgan Stanley                                     America (since July 2004). Senior Advisor, Morgan Stanley (since June 2000);
Harborside Financial Center                        Director/Trustee, Morgan Stanley Funds (since June 2000); Director, AXA Financial
Plaza Two, Second Floor                            (since December 2002); President and Chief Operating Officer -- Individual
Jersey City, NJ 07311                              Investor Group, Morgan Stanley Dean Witter (June 1997 to June 2000); President
                                                   and Chief Operating Officer -- Dean Witter Securities, Dean Witter Discover & Co.
                                                   (1993 to May 1997); Director and Chairman of the Executive Committee, Georgetown
                                                   University Board of Regents; Director, The American Ireland Fund; Member, The
                                                   American Association of Sovereign Military Order of Malta.
------------------------------------------------------------------------------------------------------------------------------------
W. Edwin Jarmain                         66        Director of AXA Equitable (since July 1992). Director of AXA Financial (since
Jarmain Group Inc.                                 July 1992); Director, MONY Life and MONY America (since July 2004). President,
77 King Street West                                Jarmain Group Inc. (since 1979); and officer of director of several affiliated
Suite 4545                                         companies. Director, AXA Insurance (Canada), Anglo Canada General Insurance
Toronto, Ontario M5K 1K2                           Company, Alliance Capital Management  Corporation, AXA Pacific Insurance Company
Canada                                             and AXA Australia, a former Alternate Director, AXA Asia Pacific Holdings
                                                   Limited (December 1999 to September 2000) and a former Director of DLJ (October
                                                   1992 to November 2000).
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

Directors -- Not Interested
(continued)
Name                              Age        Business Experience Within the Past Five Years
------------------------------------------------------------------------------------------------------------------------------------
Christina M. Johnson              54         Director of AXA Equitable (since September 2002); Director, MONY Life and MONY
Christina M. Johnson Associates              America (since July 2004). Former President and Chief Executive Officer of Saks
200 Railroad Ave.                            Fifth Avenue Enterprises (February 2001 to October 2003); President and Chief
Greenwich, CT 06830                          Executive Officer, Saks Fifth Avenue (February 2000 to February 2001); Director,
                                             AXA Financial (since September 2002); Director, Women In Need, Inc.; Regional
                                             Vice President for the Greater New York Area, National Italian American
                                             Foundation.
------------------------------------------------------------------------------------------------------------------------------------
Scott D. Miller                   52         Director of AXA Equitable (since September 2002); Director, MONY Life and MONY
Six Sigma Academy                            America (since July 2004). President, Six Sigma Academy (since May 2004). Prior
315 East Hopkins Street                      thereto Vice Chairman (March 2003 to May 2004) , Hyatt Hotels Corporation;
Aspen, CO 81611                              President (January 2000 to March 2003); Director, AXA Financial (since September
                                             2002); Director, Schindler Holdings, Ltd. (since January 2002); Director,
                                             Interval International (January 1998 to June 2003); Executive Vice President,
                                             Hyatt Development Corporation (1997 to 2000).
------------------------------------------------------------------------------------------------------------------------------------
Joseph H. Moglia                  56         Director of AXA Equitable (since November 2002); Director, MONY Life and MONY
Ameritrade Holding Corporation               America (since July 2004). Chief Executive Officer, Ameritrade Holding
4211 South 102nd Street                      Corporation (since March 2001); Director, AXA Financial (since November 2002);
Omaha, NE 68127                              Senior Vice President, Merrill Lynch & Co., Inc. (1984 to March 2001).
------------------------------------------------------------------------------------------------------------------------------------
Peter J. Tobin                    61         Director of AXA Equitable (since March 1999); Director, MONY Life and MONY
St. John's University                        America (since July 2004); Special Assistant to the President, St. John's
101 Murray Street                            University (since September 2003); prior thereto, Dean, Peter J. Tobin College
New York, NY 10007                           of Business, St. John's University (August 1998 to September 2003). Director,
                                             Alliance Capital Management Corporation (since May 2000); The CIT Group, Inc.
                                             (May 1984 to June 2001, June 2002 to present), H. W. Wilson Company and Junior
                                             Achievement of New York, Inc. and Member and Officer of Rock Valley Tool, LLC.
------------------------------------------------------------------------------------------------------------------------------------
Bruce W. Calvert                  58         Director of AXA Financial (since March 1999) and Director, P.A. Consulting
Alliance Capital Management                  (since 1999). Director of AXA Equitable (since May 2001); Director, MONY Life
Corporation                                  and MONY America (since July 2004); Director (since October 1992), Chairman of
1345 Avenue of the Americas                  the Board (May 2001 to December 2004) and Chief Executive Officer (January 1999
New York, NY 10105                           to June 2003), Alliance Capital Management Corporation; Vice Chairman (May 1993
                                             to April 2001) and Chief Investment Officer (May 1993 to January 1999), Alliance
                                             Capital Management Corporation; Director, AXA Financial (since May 2001); Vice
                                             Chairman of the Board of Trustees of Colgate University; Trustee of the Mike
                                             Wolk Heart Foundation; Member of the Investment Committee of the New York
                                             Community Trust.
------------------------------------------------------------------------------------------------------------------------------------
Directors -- Officers
Name                              Age        Business Experience Within the Past Five Years
------------------------------------------------------------------------------------------------------------------------------------
Christopher M. Condron            57         Director, Chairman of the Board, President and Chief Executive Officer, MONY
                                             Holdings, LLC (since July 2004); Director, Chairman of the Board, President
                                             (since May 2002) and Chief Executive Officer, AXA Equitable (since May 2001);
                                             Director, President and Chief Executive Officer, AXA Financial (since May 2001);
                                             Chairman of the Board and Chief Executive Officer, AXA Financial Services, LLC
                                             (since May 2001); Member of AXA's Management Board (since May 2001); Director,
                                             Alliance Capital Management Corporation (since May 2001); Director, Chairman of the Board, President and Chief Executive Officer, AXA Life and Annuity Company
                                             (since June 2001); Director, The Advest Group, Inc. (July 2004 to present);
                                             Director, Chairman of the Board, President and Chief Executive Officer, MONY
                                             Life and MONY America (since July 2004); Director, The American Ireland Fund
                                             (since 1999); Board of Trustees of The University of Scranton (1995 to 2002);
                                             Member of the Investment Company Institute's Board of Governors (since October
                                             2001; prior thereto, October 1997 to October 2000) and Executive Committee (1998
                                             to 2000); Former Trustee of The University of Pittsburgh and St. Sebastian's
                                             Country Day School; Former Director of the Massachusetts Bankers Association;
                                             President and Chief Operating Officer, Mellon Financial Corporation (1999 to
                                             2001); Chairman and Chief Executive Officer, Dreyfus Corporation (1995 to 2001).
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Directors -- Officers (continued)
Name                Age    Business Experience Within the Past Five Years
------------------------------------------------------------------------------------------------------------------------------------
Stanley B. Tulin    55     Director, Vice Chairman of the Board (since February 1998) and Chief Financial Officer (since
                           May 1996), AXA Equitable. Director (since November 2003), Vice Chairman of the Board
                           (since November 1999) and Chief Financial Officer (since May 1997) and prior thereto,
                           Executive Vice President (May 1996 to November 1999), Senior Executive Vice President
                           (February 1998 to November 1999), AXA Financial, Executive Vice President, Member of the
                           Executive Committee and Management Board of AXA. Director, Vice Chairman and Chief
                           Financial Officer (since December 1999) AXA Life and Annuity Company; AXA Financial
                           Services, LLC and AXA Distribution Holding Corp. (since September 1999). Director, Chairman
                           U.S. Financial Life Insurance Company (Sept. 2004 to present); Director, The Advest Group,
                           Inc. (July 2004 to present). Director, Alliance Capital Management Corporation (since July
                           1997). Director, Vice Chairman of the Board and Chief Financial Officer, MONY Life and
                           MONY America (since July 2004); Vice Chairman of the Board and Chief Financial Officer,
                           MONY Holdings, LLC (since July 2004); Formerly a Director of DLJ (from June 1997 to
                           November 2000). Prior thereto, Co-Chairman, Insurance Consulting and Actuarial Practice,
                           Coopers & Lybrand, L.L.P.
------------------------------------------------------------------------------------------------------------------------------------
Other Officers
Name                Age    Business Experience Within the Past Five Years
------------------------------------------------------------------------------------------------------------------------------------
Leon B. Billis      59     Executive Vice President (since February 1998) and AXA Group Deputy Chief Information
                           Officer (since February 2001); Director, President and Chief Executive Officer, AXA Technology
                           Services (since 2002); Executive Vice President, MONY Life and MONY America (since July
                           2004); prior thereto, Chief Information Officer (November 1994 to February 2001), AXA
                           Equitable and AXA Financial Services, LLC (since September 1999). Previously held other officerships with AXA Equitable.
------------------------------------------------------------------------------------------------------------------------------------
Jennifer Blevins    47     Executive Vice President (since January 2002), AXA Equitable; Executive Vice President (since
                           January 2002), AXA Financial Services, LLC; Executive Vice President, MONY Life and MONY
                           America (since July 2004); prior thereto, Senior Vice President and Managing Director,
                           Worldwide Human Resources, Chubb and Son, Inc. (1999 to 2001); Senior Vice President and
                           Deputy Director of Worldwide Human Resources, Chubb and Son, Inc. (1998 to 1999).
------------------------------------------------------------------------------------------------------------------------------------
Harvey Blitz        59     Senior Vice President (September 1987 to present) AXA Equitable; Senior Vice President
                           (since July 1992) AXA Financial, Inc.; Senior Vice President (since September 1999) AXA
                           Financial Services, LLC; Senior Vice President (since December 1999) AXA Life and Annuity
                           Company; Senior Vice President (since July 2004) MONY Life and MONY America. Director and Chairman of the Board (since June 2003) Frontier Trust Company, FSB ("Frontier");
                           Director (since July 1999) AXA Advisors LLC (formerly, "EQF" (until September 1999)); Senior
                           Vice President (since July 1999) and former Director (July 1999 until July 2004) AXA Network,
                           LLC (formerly EquiSource); Director and Officer of various AXA Equitable affiliates.
------------------------------------------------------------------------------------------------------------------------------------
Richard Dziadzio    41     Executive Vice President (September 2004 to present) AXA Equitable. Executive Vice President
                           (September 2004 to present) of AXA Financial Services, LLC; Director (July 2004 to present) of
                           AXA Advisors, LLC. Director (July 2004 to present) of The Advest Group, Inc.; Executive Vice
                           President (July 2004 to present) of MONY Life Insurance Company and MONY Life Insurance
                           Company of America. Director (July 2004 to present) of MONY Capital Management, Inc.,
                           MONY Realty Capital, Inc., MONY Realty Partners, Inc. and MONY Agricultural Investment
                           Advisers, Inc.; Director (July 2004 to present) of Matrix Capital Markets Group, Inc. and Matrix
                           Private Equities, Inc.; Director (July 2004 to present) of MONY Securities Corporation; Director
                           (July 2004 to present) of 1740 Advisers, Inc. Director (November 2004 to present) of Frontier
                           Trust Company, FSB; Business Support and Development (February 2001 to June 2004) of GIE
                           AXA; Head of Finance Administration (November 1998 to February 2001) of AXA Real Estate
                           Investment Managers.
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Other Officers (continued)
Name                Age   Business Experience Within the Past Five Years
------------------------------------------------------------------------------------------------------------------------------------
Kevin R. Byrne      49    Senior Vice President (July 1997 to present), Treasurer (September 1993 to present) and Chief
                          Investment Officer (September 2004 to present), and prior thereto, Vice President (February
                          1989 to July 1997), Deputy Treasurer (until September 1993), AXA Equitable. Senior Vice
                          President and Treasurer (July 2004 to present), and Chief Investment Officer (September 2004 to present), MONY Financial Services, Inc., MONY Holdings, LLC., MONY Life Insurance
                          Company and MONY Life Insurance Company of America. Senior Vice President (September
                          1997 to present), Treasurer (September 1993 to present) and Chief Investment Officer
                          (September 2004 to present), and prior thereto, Vice President (May 1992 to September
                          1997) and Assistant Treasurer (May 1992 to September 1993), AXA Financial, Inc. Senior Vice
                          President and Treasurer (since September 1999) and Chief Investment Officer (since
                          September 2004), AXA Financial Services, LLC. Director (since July 2004), The Advest Group,
                          Inc. and Boston Advisors, Inc. Director, Chairman of the Board and President (since July 2004),
                          MONY Capital Management, Inc. Director, Senior Vice President and Treasurer (since July
                          2004), MONY Benefits Management Corp. Director and Chairman of the Board (since July
                          2004), Matrix Private Equities, Inc. and Matrix Capital Markets Group, Inc. Director and
                          Treasurer (since July 2004), 1740 Advisers, Inc. Director, Executive Vice President and
                          Treasurer (since July 2004), MONY Asset Management, Inc., MONY Realty Capital, Inc.,
                          MONY Realty Partners, Inc. and MONY Agricultural Investment Advisers, Inc. President and
                          Treasurer (since October 2004), MONY International Holdings, LLC. Director, President and
                          Treasurer (since November 2004), MONY Life Insurance Company of the Americas, Ltd. and
                          MONY Bank & Trust Company of the Americas, Ltd. Director and Deputy Treasurer (since
                          December 2001), AXA Technology Services. Senior Vice President and Treasurer (since
                          December 1997), AXA Life & Annuity Company. Treasurer, Frontier Trust Company, FSB (since
                          June 2000); and AXA Network, LLC (since December 1999). Director (since July 1998),
                          Chairman (since August 2000), and Chief Executive Officer (since September 1997), Equitable
                          Casualty Insurance Company. Senior Vice President and Treasurer, AXA Distribution Holding
                          Corporation (since November 1999); and AXA Advisors, LLC (since December 2001). Director,
                          Chairman, President and Chief Executive Officer (August 1997 to June 2002), Equitable JV
                          Holding Corporation. Director (since July 1997), and Senior Vice President and Chief Financial
                          Officer (since April 1998), ACMC, Inc. Director, President and Chief Executive Officer (since
                          December 2003), AXA Financial (Bermuda) Ltd. Treasurer (November 2000 to December
                          2003), Paramount Planners, LLC. Vice President and Treasurer (March 1997 to December
                          2002) EQ Advisors Trust. Director (July 1997 to May 2001) and President and CEO (August
                          1997 to May 2001), EQ Services, Inc. Director, AXA Alternative Advisors, Inc. (formerly AXA
                          Global Structured Products).
------------------------------------------------------------------------------------------------------------------------------------
 Mary Beth Farrell   47   Executive Vice President (since December 2001), AXA Equitable; Executive Vice President,
                          MONY Life and MONY America (since July 2004); prior thereto, Senior Vice President
                          (December 1999 to December 2001); Senior Vice President and Controller, GreenPoint
                          Financial/GreenPoint Bank (May 1994 to November 1999); Executive Vice President (since
                          December 2001), AXA Financial Services, LLC.
------------------------------------------------------------------------------------------------------------------------------------
 Stuart L. Faust     52   Senior Vice President (since September 1997) and Deputy General Counsel (since November
                          1999), AXA Equitable; Senior Vice President and Deputy General Counsel, MONY Life and
                          MONY America (since July 2004); Senior Vice President and Deputy General Counsel, MONY
                          Holdings, LLC (since July 2004); prior thereto, Senior Vice President and Associate General
                          Counsel (September 1997 to October 1999); Senior Vice President and Deputy General
                          Counsel (September 2001 to present), AXA Financial; Senior Vice President (since September
                          1999) and Deputy General Counsel (since November 1999), AXA Financial Services, LLC.
                          Senior Vice President and Deputy General Counsel, AXA Life and Annuity Company.
------------------------------------------------------------------------------------------------------------------------------------
 Alvin H. Fenichel   60   Senior Vice President and Controller, AXA Equitable, AXA Financial, AXA Financial Services,
                          LLC and MONY Holdings, LLC; Senior Vice President and Controller, MONY Life and MONY
                          America (since July 2004). Senior Vice President and Controller, AXA Life and Annuity
                          Company (since December 1999). Previously held other officerships with AXA Equitable and its affiliates.
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Other Officers (continued)
Name
                       Age   Business Experience Within the Past Five Years
------------------------------------------------------------------------------------------------------------------------------------
Paul J. Flora          58    Senior Vice President (since March 1996) and Auditor (since September 1994) AXA Equitable.
                             Senior Vice President (since March 1996) and Auditor (since September 1994), AXA Financial,
                             Inc.; Senior Vice President and Auditor (since July 2004) of MONY Financial Services, Inc.,
                             MONY Holdings, LLC, MONY Life Insurance Company and MONY Life Insurance Company of
                             America; prior thereto, Senior Vice President and Auditor (since September 1999) AXA
                             Financial Services, LLC.
------------------------------------------------------------------------------------------------------------------------------------
 James D. Goodwin       56   Senior Vice President (February 2001 to present) AXA Equitable. Senior Vice President (July
                             2004 to present) of MONY Life Insurance Company and MONY Life Insurance Company of
                             America. Senior Vice President (February 2001 to present) of AXA Financial Services, LLC;
                             Senior Vice President (April 2002 to present) of AXA Advisors, LLC; Vice President (July 2000 to present) of AXA Network, LLC, AXA Network of Alabama, LLC, AXA Network of
                             Connecticut, Maine and New York, LLC and AXA Network Insurance Agency of
                             Massachusetts, LLC; Vice President (July 2004 to present) of MONY Brokerage, Inc., MBI
                             Insurance Agency of Alabama, Inc., MBI Insurance Agency of Massachusetts, Inc., MBI
                             Insurance Agency of New Mexico, Inc., MBI Insurance Agency of Ohio, Inc. and MBI Insurance
                             Agency of Washington, Inc.
------------------------------------------------------------------------------------------------------------------------------------
 Jeffrey Green          48   Senior Vice President (September 2002 to present) AXA Equitable. Senior Vice President (since
                             September 2002) of AXA Financial Services, LLC; Director, President and Chief Operating
                             Officer (since November 2002) AXA Network, LLC; Senior Vice President (since October 2002)
                             AXA Advisors, LLC. Senior Vice President, Product Manager of Solomon Smith Barney (1996
                             to September 2002). Senior Vice President (since July 2004) of MONY Life Insurance
                             Company and MONY Life Insurance Company of America.
------------------------------------------------------------------------------------------------------------------------------------
 Jerald E. Hampton      51   Executive Vice President, AXA Equitable (since May 2002) Executive Vice President, AXA
                             Financial Services, LLC (since May 2002); Executive Vice President, MONY Life and MONY
                             America (since July 2004); Director (since May 2002) and Vice Chairman of the Board (since
                             August 2002), AXA Advisors, LLC; Director (since February 2002), Chairman and Chief
                             Executive Officer (since May 2002), AXA Network, LLC; Director and Chairman of the Board
                             of AXA Distributors, LLC; AXA Distributors Insurance Agency, LLC; AXA Distributors Insurance
                             Agency of Alabama, LLC; AXA Distributors Insurance Agency of Massachusetts, LLC (since
                             September 2002); Executive Vice President and Director of the Private Client Financial
                             Services Division, Salomon Smith Barney (April 1992 to May 2002).
------------------------------------------------------------------------------------------------------------------------------------
 Edward J. Hayes        57   Senior Vice President (February 1997 to present) AXA Equitable. Senior Vice President
                             (February 1997 to present) of AXA Financial Services, LLC; Senior Vice President (July 2004 to
                             present) of MONY Life Insurance Company and MONY Life Insurance Company of America.
                             Executive Vice President (August 1999 to present) of AXA Advisors, LLC; Director and
                             President (December 1996 to present) of Equitable Structured Settlement Corporation.
------------------------------------------------------------------------------------------------------------------------------------
 Robert S. Jones, Jr.   63   Executive Vice President, AXA Equitable (since February 2004); Executive Vice President, AXA
                             Financial Services, LLC (since February 2004); Executive Vice President, MONY Life and MONY
                             America (since July 2004); Director (since December 2003) and Chairman of the Board (since
                             July 2004) prior thereto Co-President and Co-Chief Executive Officer (December 2003 to July
                             2004), AXA Advisors, LLC; Director and President -- Retail Division (since December 2003),
                             AXA Network, LLC. Regional President of the New York Metro Region (March 2000 to
                             January 2001), Co-General Manager of the Jones/Sages Agency (January 1995 to March
                             2000).
------------------------------------------------------------------------------------------------------------------------------------
 Charles A. Marino      47   Senior Vice President and Appointed Actuary (December 2004 to present) of U. S. Financial
                             Life Insurance Company. Senior Vice President (September 2000 to present) and Actuary (May
                             1998 to present) AXA Equitable. Senior Vice President (September 2000 to present) and
                             Actuary (September 1999 to present) of AXA Financial Services, LLC. Director and Vice
                             President (since December 2003) AXA Financial (Bermuda) Ltd. Senior Vice President (July
                             2004 to present) of MONY Life Insurance Company and MONY Life Insurance Company of
                             America.
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Other Officers (continued)
Name                   Age  Business Experience Within the Past Five Years
------------------------------------------------------------------------------------------------------------------------------------
Kevin E. Murray        48   Executive Vice President and Chief Information Officer (February 2005 to present); prior thereto, Senior Vice President (September 2004 to February 2005) AXA Equitable. Senior Vice
                            President (February 2005 to present) of AXA Financial Services, LLC. Senior Vice President /
                            Group Chief Information Officer (1996 to September 2004) of AIG. Executive Vice President
                            and Chief Information Officer (February 2005 to present) of MONY Life Insurance Company and MONY Life Insurance Company of America.
------------------------------------------------------------------------------------------------------------------------------------
 Anthony C. Pasquale   58   Senior Vice President (June 1991 to present) AXA Equitable. Senior Vice President (since
                            September 1999) AXA Financial Services LLC. Senior Vice President (since July 2004) of
                            MONY Life Insurance Company and MONY Life Insurance Company of America. Director,
                            Chairman and Chief Operating Officer, Casualty (September 1997 to August 2000). Director,
                            EREIM LP Corp. (October 1997 to March 2001).
------------------------------------------------------------------------------------------------------------------------------------
 Anthony F. Recine     49   Senior Vice President, Chief Compliance Officer and Associate General Counsel (February
                            2005 to present) AXA Equitable. Senior Vice President, Chief Compliance Officer and
                            Associate General Counsel (February 2005 to present) of AXA Financial Services, LLC. Senior
                            Vice President, Chief Compliance Officer and Associate General Counsel (February 2005 to
                            present) of MONY Life Insurance Company and MONY Life Insurance Company of America.
                            Vice President, Deputy General and Chief Litigation Counsel (2000 to February 2005) of The
                            MONY Group; prior thereto, Vice President and Chief Litigation Counsel (1990 to 2000).
------------------------------------------------------------------------------------------------------------------------------------
 Pauline Sherman       61   Senior Vice President (since February 1999); Secretary (since September 1995) and Associate
                            General Counsel (since March 1993), AXA Equitable and AXA Financial (since September
                            1995). Senior Vice President, Secretary and Associate General Counsel, AXA Financial
                            Services, LLC (since September 1999). Senior Vice President, Secretary and Associate General
                            Counsel, MONY Life and MONY America (since July 2004); Senior Vice President, Secretary and Associate General Counsel, MONY Holdings, LLC (since July 2004). Senior Vice President,
                            Secretary and Associate General Counsel, AXA Life and Annuity Company (since December
                            1999). Secretary, AXA Distribution Holding Corporation (since September 1999). Previously held other officerships with AXA Equitable.
------------------------------------------------------------------------------------------------------------------------------------
 Richard V. Silver     49   Executive Vice President (since September 2001) and General Counsel (since November
                            1999), AXA Equitable; Executive Vice President and General Counsel, MONY Life and MONY
                            America (since July 2004); Executive Vice President and General Counsel, MONY Holdings,
                            LLC (since July 2004). Prior thereto, Senior Vice President (February 1995 to September 2001),
                            Deputy General Counsel (October 1996 to November 1999). Executive Vice President and
                            General Counsel (since September 2001), AXA Financial; prior thereto, Senior Vice President and Deputy General Counsel (October 1996 to September 2001). Executive Vice President
                            (since September 2001) and General Counsel (since November 1999), AXA Financial Services,
                            LLC. Executive Vice President (since September 2001) and General Counsel (since December
                            1999), AXA Life and Annuity Company and AXA Advisors (since July 1999). Previously,
                            Director of AXA Advisors, LLC.
------------------------------------------------------------------------------------------------------------------------------------
 Naomi J. Weinstein    52   Vice President (September 1999 to present) AXA Equitable. Vice President (September 1999 to present) of AXA Financial Services, LLC. Vice President (July 2004 to present) of MONY Life
                            Insurance Company and MONY Life Insurance Company of America.
------------------------------------------------------------------------------------------------------------------------------------

                              FINANCIAL STATEMENTS

The financial statements of AXA Equitable included in this Statement of Additional Information should be considered only as bearing upon the ability of AXA Equitable to meet its obligations under the group annuity contract. They should not be considered as bearing upon the investment experience of the Funds. The financial statements of Separate Account Nos. 4 (Pooled), 191, 200 and 206 reflect applicable fees, charges and other expenses under the Program in effect during the periods covered and they also reflect the charges against the accounts made in accordance with the terms of all other contracts participating in the respective separate accounts.

Separate Account No. 4 (Pooled):
  Report of Independent Registered Public Accounting Firm ................................   FSA-2
Separate Account No. 4 (Pooled) (The Growth Equity Fund): ................................
  Statement of Assets and Liabilities, December 31, 2004. ................................   FSA-3
  Statement of Operations Year Ended December 31, 2004 ...................................   FSA-4
  Statements of Changes in Net Assets Years Ended December 31, 2004 and 2003 .............   FSA-5
  Portfolio of Investments, December 31, 2004. ...........................................   FSA-6
  Notes to Financial Statements ..........................................................   FSA-8
Separate Account Nos. 191, 200 and 206:
  Report of Independent Registered Public Accounting Firm ................................  FSA-18
Separate Account No. 191 (The Foreign Fund): .............................................
  Statement of Assets and Liabilities, December 31, 2004. ................................  FSA-19
  Statement of Operations Year Ended December 31, 2004 ...................................  FSA-20
  Statements of Changes in Net Assets Years Ended December 31, 2004 and 2003 .............  FSA-21
Separate Account No. 200 (The Small Cap Growth Fund): ....................................
  Statement of Assets and Liabilities, December 31, 2004. ................................  FSA-22
  Statement of Operations Year Ended December 31, 2004 ...................................  FSA-23
  Statements of Changes in Net Assets Years Ended December 31, 2004 and 2003 .............  FSA-24
Separate Account No. 206 .................................................................
  Statements of Assets and Liabilities, December 31, 2004 ................................  FSA-25
  Statements of Operations Year Ended December 31, 2004 ..................................  FSA-26
  Statements of Changes in Net Assets Years Ended December 31, 2004 and 2003 .............  FSA-27
Separate Account Nos. 191, 200 and 206: ..................................................
  Notes to Financial Statements ..........................................................  FSA-29
AXA Equitable Life Insurance Company:
  Report of Independent Registered Public Accounting Firm ................................     F-1
  Consolidated Balance Sheets, December 31, 2004 and 2003 ................................     F-2
  Consolidated Statements of Earnings for the Years Ended December 31, 2004, 2003 and          F-3
  2002
  Consolidated Statements of Shareholder's Equity and Comprehensive Income for the Years       F-4
  Ended
   December 31, 2004, 2003 and 2002. .....................................................
  Consolidated Statements of Cash Flows for the Years Ended December 31, 2004, 2003 and        F-5
  2002.
  Notes to Consolidated Financial Statements .............................................     F-7



                                                                           FSA-1

--------------------------------------------------------------------------------

            Report of Independent Registered Public Accounting Firm


To the Board of Directors of AXA Equitable Life Insurance Company and the Contractowners of Separate Account No. 4 of AXA Equitable Life Insurance Company

In our opinion, the accompanying statement of assets and liabilities, including the portfolio of investments, and the related statements of operations and of changes in net assets present fairly, in all material respects, the financial position of Separate Account No. 4 (Pooled) of AXA Equitable Life Insurance Company ("AXA Equitable") at December 31, 2004, the results of its operations for the year then ended and the changes in its net assets for each of the two years in the period then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of AXA Equitable's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audit of these financial statements in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2004 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion.




/s/ PricewaterhouseCoopers LLP
New York, New York
March 11, 2005


                                     FSA-2

--------------------------------------------------------------------------------
Separate Account No. 4 (Pooled)
of AXA Equitable Life Insurance Company

Statement of Assets and Liabilities
December 31, 2004
--------------------------------------------------------------------------------

Assets:
Investments (Notes 2 and 3):
 Common stocks -- at value (cost: $550,344,683)...........................  $728,117,766
 Short-term debt securities -- at value (amortized cost: $5,599,533) .....     5,599,533
Cash .....................................................................        49,074
Interest and dividends receivable ........................................       211,921
----------------------------------------------------------------------------------------
Total assets .............................................................   733,978,294
----------------------------------------------------------------------------------------
Liabilities:
Due to AXA Equitable's General Account ...................................     1,353,781
Accrued expenses .........................................................       706,817
----------------------------------------------------------------------------------------
Total liabilities ........................................................     2,060,598
----------------------------------------------------------------------------------------
Net Assets ...............................................................  $731,917,696
========================================================================================
Amount retained by AXA Equitable in Separate Account No. 4 ...............  $  2,711,921
Net assets attributable to contract owners ...............................   689,201,162
Net assets allocated to contracts in payout period .......................    40,004,613
----------------------------------------------------------------------------------------
Net Assets ...............................................................  $731,917,696
========================================================================================


                             Units Outstanding    Unit Values
                            ------------------- --------------
Institutional .............        50,597           $ 7,335.03
RIA .......................        29,813               695.74
Momentum Strategy .........         5,314                90.90
MRP .......................       146,878               286.30
ADA .......................       818,038               346.74
EPP .......................        19,436               714.47

The accompanying notes are an integral part of these financial statements.

                                     FSA-3

--------------------------------------------------------------------------------
Separate Account No. 4 (Pooled)
of AXA Equitable Life Insurance Company

Statement of Operations
Year Ended December 31, 2004
--------------------------------------------------------------------------------

Investment Income (Note 2):
Dividends (net of foreign taxes withheld of $26,833)....................  $  3,122,293
Interest ...............................................................       113,385
--------------------------------------------------------------------------------------
Total investment income ................................................     3,235,678
--------------------------------------------------------------------------------------
Expenses (Note 5):
Investment management fees .............................................    (1,359,145)
Operating and expense charges ..........................................    (2,447,547)
--------------------------------------------------------------------------------------
Total expenses .........................................................    (3,806,692)
--------------------------------------------------------------------------------------
Net investment loss ....................................................      (571,014)
--------------------------------------------------------------------------------------
Realized and Unrealized Gain (Loss) on Investments (Note 2):
Realized gain from security and foreign currency transactions ..........    68,479,781
Change in unrealized appreciation/depreciation of investments ..........    33,687,073
--------------------------------------------------------------------------------------
Net realized and unrealized gain on investments ........................   102,166,854
--------------------------------------------------------------------------------------
Net Increase in Net Assets Attributable to Operations ..................  $101,595,840
======================================================================================

The accompanying notes are an integral part of these financial statements.

                                     FSA-4

--------------------------------------------------------------------------------
Separate Account No. 4 (Pooled)
of AXA Equitable Life Insurance Company

Statements of Changes in Net Assets
--------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------
                                                                                  Year Ended December 31,
                                                                                      2004             2003
----------------------------------------------------------------------------------------------------------------
Increase (Decrease) in Net Assets:
From Operations:
Net investment loss ........................................................  $     (571,014)   $     (270,644)
Net realized gain (loss) on investments and foreign currency transactions ..      68,479,781       (17,379,109)
Change in unrealized appreciation/depreciation of investments ..............      33,687,073       208,381,402
---------------------------------------------------------------------------------------------------------------
Net increase in net assets attributable to operations ......................     101,595,840       190,731,649
---------------------------------------------------------------------------------------------------------------
From Contributions and Withdrawals:
Contributions ..............................................................      92,820,015        93,626,844
Withdrawals ................................................................    (150,234,175)     (129,176,442)
Asset management fees ......................................................      (1,128,020)       (1,011,672)
Administrative fees ........................................................        (419,710)         (434,123)
---------------------------------------------------------------------------------------------------------------
Net decrease in net assets attributable to contributions and withdrawals ...     (58,961,890)      (36,995,393)
---------------------------------------------------------------------------------------------------------------
Net increase in net assets attributable to AXA Equitable's transactions ....          12,083            11,716
---------------------------------------------------------------------------------------------------------------
Increase in Net Assets .....................................................      42,646,033       153,747,972
Net Assets -- Beginning of Year ............................................     689,271,663       535,523,691
---------------------------------------------------------------------------------------------------------------
Net Assets -- End of Year ..................................................  $  731,917,696    $  689,271,663
===============================================================================================================

The accompanying notes are an integral part of these financial statements.

                                     FSA-5

--------------------------------------------------------------------------------
Separate Account No. 4 (Pooled)
of AXA Equitable Life Insurance Company


Portfolio of Investments -- December 31, 2004


--------------------------------------------------------------------------------
                                        Number of                Value
                                         Shares                 (Note 2)
--------------------------------------------------------------------------------
COMMON STOCKS
AEROSPACE & DEFENSE (1.1%)
Defense Electronics (1.1%)
L-3 Communications Holdings, Inc.         111,000             $ 8,129,640
                                                              -----------
CAPITAL GOODS (0.2%)
Machinery (0.2%)
Actuant Corp. * .........................  29,800               1,554,070
                                                              -----------
CONSUMER MANUFACTURING (7.7%)
Building & Related (7.7%)
Centex Corp. ............................ 218,800              13,036,104
D. R. Horton, Inc. ...................... 358,500              14,451,135
Lennar Corp. (Class A) .................. 263,500              14,935,180
NVR, Inc. * .............................  18,250              14,041,550
                                                              -----------
                                                               56,463,969
                                                              -----------
CONSUMER SERVICES (16.5%)
Apparel (0.6%)
Coach, Inc. * ...........................  72,900               4,111,560
                                                              -----------
Broadcasting & Cable (0.5%)
XM Satellite Radio Holdings, Inc. * .....  97,700               3,675,474
                                                              -----------
Entertainment & Leisure (2.7%)
Dreamworks Animation SKG, Inc. * ........  12,700                 476,377
Harley-Davidson, Inc. ................... 316,600              19,233,450
                                                              -----------
                                                               19,709,827
                                                              -----------
Retail - General Merchandise (8.0%)
Best Buy Company, Inc. ..................  38,200               2,269,844
eBay, Inc. * ............................ 307,400              35,744,472
Lowe's Companies, Inc. .................. 181,400              10,446,826
Williams-Sonoma, Inc. ................... 284,200               9,958,368
                                                              -----------
                                                               58,419,510
                                                              -----------
Miscellaneous (4.7%)
CDW Corp. ............................... 165,800              11,000,830
Education Management Corp. * ............ 128,700               4,248,387
Electronic Arts, Inc. * .................  71,600               4,416,288
Iron Mountain, Inc. * ................... 371,300              11,320,937
Strayer Education, Inc. .................  32,500               3,568,175
                                                              -----------
                                                               34,554,617
                                                              -----------
                                                              120,470,988
                                                              -----------
ENERGY (1.2%)
Oil Service (1.2%)
Baker Hughes, Inc. ...................... 116,500               4,971,055
Schlumberger Ltd. * .....................  56,200               3,762,590
                                                              -----------
                                                                8,733,645
                                                              -----------
FINANCE (20.9%)
Brokerage & Money
    Management (8.3%)
Charles Schwab Corp. .................... 342,100               4,091,516
Goldman Sachs Group, Inc. ...............  95,500               9,935,820


--------------------------------------------------------------------------------
                                        Number of                Value
                                         Shares                 (Note 2)
--------------------------------------------------------------------------------
Legg Mason, Inc. ........................ 482,600             $35,355,276
Merrill Lynch & Co., Inc. ............... 128,700               7,692,399
Morgan Stanley DeanWitter & Co. .........  70,800               3,930,816
                                                              -----------
                                                               61,005,827
                                                              -----------
Banking-Money Center (1.0%)
JPMorgan Chase & Co. .................... 188,271               7,344,452
                                                              -----------
Insurance (4.9%)
American International Group, Inc. ...... 394,700              25,919,949
Everest RE Group Ltd. ................... 112,200              10,048,632
                                                              -----------
                                                               35,968,581
                                                              -----------
Miscellaneous (6.7%)
AMBAC Financial Group, Inc. ............. 134,300              11,030,059
Citigroup, Inc. ......................... 457,500              22,042,350
MBNA Corp. .............................. 541,500              15,264,885
                                                              -----------
                                                               48,337,294
                                                              -----------
                                                              152,656,154
                                                              -----------
HEALTH CARE (23.1%)
Biotechnology (2.2%)
Amgen, Inc. ............................. 178,000              11,418,700
Genentech, Inc. .........................  88,500               4,817,940
                                                              -----------
                                                               16,236,640
                                                              -----------
Drugs (5.1%)
Forest Laboratories, Inc. * ............. 462,300              20,738,778
Teva Pharmaceutical Industries Ltd....... 552,100              16,485,706
                                                              -----------
                                                               37,224,484
                                                              -----------
Medical Products (10.4%)
Alcon, Inc. * ........................... 179,500              14,467,700
Patterson Company, Inc. * ............... 133,300               5,783,887
St. Jude Medical, Inc. * ................ 411,600              17,258,388
Stryker Corp. ........................... 328,200              15,835,650
Zimmer Holdings, Inc. * ................. 288,500              23,114,620
                                                              -----------
                                                               76,460,245
                                                              -----------
Medical Services (5.4%)
Caremark Rx, Inc. * ..................... 216,200               8,524,766
Wellpoint Health Networks, Inc. * ....... 268,500              30,877,500
                                                              -----------
                                                               39,402,266
                                                              -----------
                                                              169,323,635
                                                              -----------
MULTI INDUSTRY COMPANIES (1.2%)
Danaher Corp. * ......................... 154,800               8,887,068
                                                              -----------
TECHNOLOGY (27.3%)
Communication Equipment (6.3%)
Corning, Inc. ........................... 900,100              10,594,177
Juniper Networks, Inc. * ................ 921,600              25,058,304
Qualcomm, Inc. .......................... 249,300              10,570,320
                                                              -----------
                                                               46,222,801
                                                              -----------

                                      FSA-6

--------------------------------------------------------------------------------
Separate Account No. 4 (Pooled)
of AXA Equitable Life Insurance Company


Portfolio of Investments -- December 31, 2004 (Concluded)


--------------------------------------------------------------------------------
                                            Number of      Value
                                             Shares      (Note 2)
--------------------------------------------------------------------------------
Computer Hardware/Storage (3.5%)
Dell, Inc. * ............................. 517,700    $ 21,815,878
EMC Corp. * .............................. 268,600       3,994,082
                                                      ------------
                                                        25,809,960
                                                      ------------
Computer Peripherals (1.5%)
Network Appliance, Inc. * ................ 339,100      11,264,902
                                                      ------------
Computer Services (1.1%)
Alliance Data Systems Corp. * ............ 170,300       8,085,844
                                                      ------------
Internet Media (3.0%)
YAHOO!, Inc. * ........................... 577,300      21,752,664
                                                      ------------
Semiconductor Components (5.1%)
Broadcom Corp. * ......................... 232,200       7,495,416
Marvell Technology Group Ltd. * .......... 732,100      25,967,587
Silicon Laboratories, Inc. * ............. 115,500       4,078,305
                                                      -----------
                                                        37,541,308
                                                      -----------
Software (4.4%)
Comverse Technology, Inc. * .............. 228,900       5,596,605
SAP AG ................................... 282,300      12,480,483
Symantec Corp. * ......................... 553,500      14,258,160
                                                      ------------
                                                        32,335,248
                                                      ------------
Miscellaneous (2.4%)
Amphenol Corp. (Class A) * ............... 473,800      17,407,412
                                                      ------------
                                                       200,420,139
                                                      ------------
TRANSPORTATION (0.2%)
Air Freight (0.2%)
United Parcel Service, Inc. (Class B)..... 17,300        1,478,458
                                                      ------------
TOTAL COMMON STOCKS (99.4%)
    (Cost $550,344,683 )..................             728,117,766
                                                      ------------




--------------------------------------------------------------------------------
                                            Principal        Value
                                              Amount        (Note 2)
--------------------------------------------------------------------------------
SHORT-TERM DEBT SECURITIES (0.8%)
U.S. GOVERNMENT SPONSORED
    AGENCY OBLIGATIONS (0.8%)
Federal Home Loan Bank Discount
    Note 1.00%, 1/03/05 ................. $5,600,000     $  5,599,533
                                                         ------------
TOTAL SHORT-TERM DEBT
    SECURITIES (0.8%)
    (Amortized Cost $5,599,533 ).........                   5,599,533
                                                         ------------
TOTAL INVESTMENTS (100.2%)
    (Cost/Amortized Cost
    $555,944,216 ).......................                 733,717,299
OTHER ASSETS LESS LIABILITIES
    (-0.2%) .............................                  (1,799,603)
                                                         ------------
NET ASSETS (100.0%) .....................                $731,917,696
                                                         ============

* Non-income producing security.

The accompanying notes are an integral part of these financial statements.


                                     FSA-7

Separate Account No. 4 (Pooled)
of AXA Equitable Life Insurance Company

----------------------------------------------
     Notes to Financial Statements
     December 31, 2004
----------------------------------------------

1. General

   Separate Account No. 4 (Pooled) (the Fund) of AXA Equitable Life Insurance Company (formerly The Equitable Life Assurance Society of the United States) ("AXA Equitable"), a wholly-owned subsidiary of AXA Financial, Inc., was established in conformity with the New York State Insurance Law. Pursuant to such law, to the extent provided in the contracts, the net assets in the Fund are not chargeable with liabilities arising out of any other business of AXA Equitable.

   The contract owners invest in Separate Account No. 4, under the following respective names:

     Momentum Strategy
     Separate Account No. 4   The Alliance Growth Equity Fund
     RIA
     Separate Account No. 4   The Alliance Common Stock Fund
     MRP
     Separate Account No. 4   The Alliance Growth Equity Fund
     ADA
     Separate Account No. 4   The Growth Equity Fund
     EPP
     Separate Account No. 4   The Alliance Common Stock Fund
     Institutional
     Separate Account No. 4   Growth Stock Account

The excess of assets over reserves and other contract liabilities, if any, in Separate Account No. 4 may be transferred to AXA Equitable's General Account. AXA Equitable's General Account is subject to creditor rights. These financial statements reflect the total net assets and results of operations for the Separate Account No. 4. Annuity contracts available through AXA Equitable are Momentum Strategy, Retirement Investment Account ("RIA"), Members Retirement Program ("MRP"), American Dental Association Members Retirement Program ("ADA") and Equi-Pen-Plus ("EPP") (collectively, the Plans). Institutional reflects investments in funds by contract owners of group annuity contracts issued by AXA Equitable. Assets of the Plans and Institutional are invested in a number of investment Funds (available Funds vary by Plan). The American Dental Association Members Retirement Program is one of the many products participating in this Fund.

At December 31, 2004, interests of retirement and investment plans for employees, managers and agents of AXA Equitable in Separate Account No. 4 aggregated $203,244,109 (27.8%) of the net assets of the Fund.

AXA Equitable is the investment manager for the Fund. Alliance Capital Management L.P. (Alliance) serves as the investment adviser to AXA Equitable with respect to the management of the Fund. Alliance is indirectly majority-owned by AXA Equitable and AXA Financial, Inc.

AXA Equitable and Alliance seek to obtain the best price and execution of all orders placed for the portfolios of the AXA Equitable Funds considering all circumstances. In addition to using brokers and dealers to execute portfolio security transactions for accounts under their management, AXA Equitable and Alliance may also enter into other types of business and securities transactions with brokers and dealers, which will be unrelated to allocation of the Fund's portfolio transactions.

AXA Equitable performs all marketing and service functions under the contract. No commissions are paid for

                                     FSA-8

Separate Account No. 4 (Pooled)
of AXA Equitable Life Insurance Company

----------------------------------------------
     Notes to Financial Statements (Continued)
     December 31, 2004
----------------------------------------------

1.   General (Concluded)

     these services; however, incentive compensation based on first year plan contributions and number of plan sales are paid to AXA Equitable employees who perform the marketing and service functions.

     The amount retained by AXA Equitable in Separate Account No. 4 arises principally from (1) contributions from AXA Equitable, (2) expense risk charges accumulated in the account, and (3) that portion, determined ratably, of the account's investment results applicable to those assets in the account in excess of the net assets for the contracts. Amounts retained by AXA Equitable are not subject to charges for expense risks.

2.   Significant Accounting Policies

     The accompanying financial statements are prepared in conformity with accounting principles generally accepted in the United States of America
     (GAAP). The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures. Actual results could differ from those estimates.

     On December 29, 2003, the American Institute of Certified Public Accountants issued Statement of Position 03-05, "Financial Highlights of Separate Accounts: An Amendment to the Audit and Accounting Guide "Audits of Investment Companies," which was effective for the December 31, 2003 financial statements. Adoption of the new requirements did not have a significant impact on the financial position or results of operations of the Fund.

     Investment securities are valued as follows:

     Stocks listed on national securities exchanges and certain over-the-counter issues traded on the National Association of Securities Dealers, Inc. Automated Quotation (NASDAQ) national market system are valued at the last sale price, or, if there is no sale, at the latest available bid price.

     Foreign securities not traded directly, or in American Depository Receipt
     (ADR) form in the United States, are valued at the last sale price in the local currency on an exchange in the country of origin. Foreign currency is converted into its U.S. dollar equivalent at current exchange rates.

     Forward contracts are valued at their last sale price or, if there is no sale, at the latest available bid price.

     United States Treasury securities and other obligations issued or guaranteed by the United States Government, its agencies or instrumentalities are valued at representative quoted prices.

     Long-term (i.e., maturing in more than a year) publicly-traded corporate bonds are valued at prices obtained from a bond pricing service of a major dealer in bonds when such prices are available; however, in circumstances where AXA Equitable and Alliance deem it appropriate to do so, an over-the-counter or exchange quotation may be used.

     Convertible preferred stocks listed on national securities exchanges are valued at their last sale price or, if there is no sale, at the latest available bid price.

     Convertible bonds and unlisted convertible preferred stocks are valued at bid prices obtained from one or more major dealers in such securities; where there is a discrepancy between dealers, values may be adjusted based on recent premium spreads to the underlying common stock.

     Other assets that do not have a readily available market price are valued at fair value as determined in good faith by AXA Equitable's investment officers.


                                     FSA-9

Separate Account No. 4 (Pooled)
of AXA Equitable Life Insurance Company

----------------------------------------------
     Notes to Financial Statements (Continued)
     December 31, 2004
----------------------------------------------

2.   Significant Accounting Policies (Concluded)

     Short-term debt securities which mature in 60 days or less are valued at amortized cost. Short-term debt securities which mature in more than 60 days are valued at representative quoted prices.

     Security transactions are recorded on the trade date. Amortized cost of debt securities, where applicable, are adjusted for amortization of premium or accretion of discount. Dividend income is recorded on the ex-dividend date; interest income (including amortization of premium and discount on securities using the effective yield method) is accrued daily. Realized gains and losses on the sale of investments are computed on the basis of the identified cost of the related investments sold.

     Transactions denominated in foreign currencies are recorded at the rate prevailing at the date of such transactions. Asset and liability accounts that are denominated in a foreign currency are adjusted to reflect the current exchange rate at the end of the period. Transaction gains or losses resulting from changes in the exchange rate during the reporting period or upon settlement of the foreign currency transactions are reflected under "Realized and Unrealized Gain (Loss) on Investments" in the Statement of Operations.

     Net assets allocated to contracts in the payout period are computed according to various mortality tables, depending on the year the benefits were purchased. The tables used are the 1971 GAM table, the 1983 GAM table, and the 1994 GAR. The assumed investment returns vary by contract and range from 4 percent to 6.5 percent. The contracts are participating group annuities, and, thus, the mortality risk is borne by the contract holder, as long as the contract has not been discontinued. AXA Equitable retains the ultimate obligation to pay the benefits if the contract funds become insufficient and the contractholder elects to discontinue the contract.

     Amounts due to/from the General Account represent receivables/payables for policy related transactions predominately related to premiums, surrenders and death benefits.


3.   Investment Transactions

For the year ended December 31, 2004, investment security transactions, excluding short-term debt securities, were as follows:

                                           Purchases                        Sales
                                 ------------------------------ -----------------------------
                                      Stocks          U.S.           Stocks          U.S.
                                     and Debt      Government       and Debt      Government
              Fund                  Securities    and Agencies     Securities    and Agencies
----------------------------------------------------------------------------------------------
The Growth Equity Fund ......... $419,111,171    $        --    $481,601,731    $        --

4.   Asset Charges

     Charges and fees relating to the Fund are paid to AXA Equitable and are deducted in accordance with the terms of the various contracts which participate in the Fund. Depending upon the terms of a contract, sales-related fees and operating expenses are paid (i) by a reduction of an appropriate number of Fund Units or (ii) by a direct payment.

     Momentum Strategy

     Fees with respect to the Momentum Strategy contracts are as follows:

     Daily Separate Account Charge:

     On a daily basis a charge at an annual rate of 1.25% for Separate Account 4 is deducted from the net assets

                                     FSA-10

Separate Account No. 4 (Pooled)
of AXA Equitable Life Insurance Company

----------------------------------------------
     Notes to Financial Statements (Continued)
     December 31, 2004
----------------------------------------------

4.   Asset Charges (Continued)

     attributable to the Momentum Strategy units. This fee is to cover expense risk, mortality risk, other charges and operating expenses of the contract. These fees are reflected as a reduction of the Momentum Strategy Unit Value.

     Administrative Fees:

     Participant Administrative Charge -- At the end of each calendar quarter, a maximum record maintenance and report fee of $3.75 ($15.00 per year) is either deducted from the Participant Retirement Account Value or billed to the employer. No charge is assessed if average account value is at least $20,000. Additionally, the Participant Retirement Account Value is assessed for the fee if the charge is not paid by the employer or the plan has less than 10 participants in the contract.

     Plan Recordkeeping Service Charge with Checkwriting -- Employers electing plan recordkeeping with checkwriting services are subject to a charge of $25 per check. These amounts are withdrawn from the Participant Retirement Account Value before withdrawal.

     Loan Charge -- A loan set up charge of $25 is made at the time the loan is set up. This is a one time charge per active loan. Quarterly loan recordkeeping charge is $6 per outstanding loan. Charge is deducted from the Participant Retirement Account Value.

     Contingent Withdrawal Charge -- Certain withdrawals are subject to defined contingent withdrawal charges. The maximum charge is 6% of the total plan assets withdrawn. Charge is deducted from the Participant Retirement Account Value in addition to the amount withdrawn.

     State Premium and other applicable taxes -- charge for state premium and other applicable taxes deducted is designed to approximate certain taxes that may be imposed. When applicable, this amount is deducted from contributions. Generally, the charge is deducted from the amount applied to provide an annuity payout option.

     Operating and Expense Charges:

     In addition to the charges and fees mentioned above, the Fund is charged for certain costs and expenses directly related to their operations. These may include transfer taxes, SEC filing fees and certain related expenses including printing of SEC filings, prospectuses and reports. These charges and fees are reflected as reductions of unit value.

     RIA

     Charges and fees relating to the Fund are paid to AXA Equitable and are deducted in accordance with the terms of the various contracts which participate in the Fund. Depending upon the terms of a contract, sales-related fees and operating expenses are paid (i) by a reduction of an appropriate number of Fund Units or (ii) by a direct payment. Fees with respect to the Retirement Investment Account (RIA) contracts are as follows:

     Investment Management Fee:

     An annual fee of 0.50% of the net assets attributable to RIA units is assessed for the Alliance Common Stock Fund. This fee is reflected as a reduction of the RIA Unit Value.

     Administrative Fees:

     Contracts investing in the Fund are subject to certain administrative expenses according to contract terms. These fees may include:


                                     FSA-11

Separate Account No. 4 (Pooled)
of AXA Equitable Life Insurance Company

----------------------------------------------
     Notes to Financial Statements (Continued)
     December 31, 2004
----------------------------------------------

4.   Asset Charges (Continued)

     Ongoing Operations Fee -- An expense charge is made based on the combined net balances of the fund. Depending upon when the employer adopted RIA, the monthly rate ranges from 1/12 of 1.25% to 1/12 of 0.50% or from 1/12 of 1.25% to 1/12 of 0.25%.

     Participant Recordkeeping Services Charge -- Employers electing RIA's optional Participant Recordkeeping Services are subject to an annual charge of $25 per employee-participant under the employer plan.

     Contingent Withdrawal Charge -- Certain withdrawals are subject to defined contingent withdrawal charges. The maximum charge is 6% of the total plan assets withdrawn.

     Loan Fee -- A loan fee equal to 1% of the amount withdrawn as loan principal is deducted on the date the plan loan is made.

     Operating and Expense Charges:

     In addition to the charges and fees mentioned above, the Fund is charged for certain costs and expenses directly related to its operations. These may include transfer taxes, SEC filing fees and certain related expenses including printing of SEC filings, prospectuses and reports. These charges and fees are reflected as reductions of unit value.

     MRP

     Charges and fees relating to the Fund are paid to AXA Equitable are deducted in accordance with the terms of the various contracts which participate in the Funds. With respect to the Members Retirement Program these expenses consist of investment management and accounting fees, program expense charge, direct expenses and record maintenance and report fees. These charges and fees are paid to AXA Equitable and are recorded as expenses in the accompanying Statement of Operations. Fees with respect to the Members Retirement Program contracts are as follows:

     Program Expense Charge--An expense charge is made at an effective annual rate of 1.00% of the combined value of all investment options maintained under the contract with AXA Equitable and is deducted monthly.

     Investment Management Fees--An expense charge is made daily at an effective annual rate of 0.50% of the net assets of the Alliance Growth Equity Fund.

     Direct Operating and Other Expenses--In addition to the charges and fees mentioned above, the Fund is charged for certain costs and expenses directly related to their operations. These may include transfer taxes, SEC filing fees and certain related expenses including printing of SEC filings, prospectuses and reports. These charges and fees are reflected as a reduction of the unit value.

     A record maintenance and report fee of $3.75 is deducted quarterly as a liquidation of Fund units.

     ADA

     Charges and fees relating to the Fund are deducted in accordance with the terms of the various contracts which participate in the Fund. Depending upon the terms of a contract, sales-related fees and operating expenses are paid (i) by a reduction of an appropriate number of Fund Units or (ii) by a direct payment. These charges and fees are paid to AXA Equitable and are recorded as expenses in the accompanying Statement of Operations. Fees with respect to the American Dental Association Members Retirement Program are as follows:

                                     FSA-12

Separate Account No. 4 (Pooled)
of AXA Equitable Life Insurance Company

----------------------------------------------
     Notes to Financial Statements (Continued)
     December 31, 2004
----------------------------------------------

4.   Asset Charges (Continued)

     Investment Management and Administration Fees (Investment Management Fees):

     AXA Equitable receives a fee based on the value of the Growth Equity Fund at a monthly rate of 1/12 of (i) 0.29 of 1% of the first $100 million and
     (ii) 0.20 of 1% of the excess over $100 million of its ADA Program assets.

     An Administrative fee is charged at a daily rate of 0.15% of average daily net assets.

     Operating and Expense Charges:

     Program Expense Charge -- In the year prior to May 1, 2004 the expense charge was made on the combined value of all investment options maintained under the contract with AXA Equitable at a monthly rate 1/12 of (i) 0.655 of 1% of the first $400 million and (ii) 0.650 of 1% of the excess over $400 million.

     Effective May 1, 2004 an expense charge is made on the combined value of all investment options maintained under the contract with AXA Equitable at a monthly rate of 1/12 of 0.645%.

     A portion of the Program Expense Charge assessed by AXA Equitable is made on behalf of the ADA and is equal to a monthly rate of 1/12 for (i) 0.025 of 1% of the first $400 million and (ii) 0.020 of 1% of the excess over $400 million. For 2003 and 2002, respectively, the portion of the Program Expense Charge paid to the ADA has been reduced to 0.00% for all asset levels but the ADA's portion could be increased in the future.

     Other Expenses -- In addition to the charges and fees mentioned above, the Fund is charged for certain costs and expenses directly related to its operations. These may include transfer taxes, SEC filing fees and certain related expenses including printing of SEC filings, prospectuses and reports. A record maintenance and report fee of $3 is deducted quarterly from each participant's aggregate account balance. For clients with Investment Only plans, a record maintenance fee of $1 is deducted quarterly.

     EPP

     Charges and fees relating to the Fund are paid to AXA Equitable and are deducted in accordance with the terms of the various contracts, which participate in the Fund. Depending upon the terms of a contract, sales-related fees and operating expenses are paid (i) by a reduction of an appropriate number of Fund Units or (ii) by a direct payment. Fees with respect to the Equi-Pen-Plus Master Plan and Retirement Trust are as follows:

     Investment Management Fee:

     An annual fee of 0.25% of the total plan and trust net assets held in the Separate Account is deducted daily. This fee is reflected as reduction in EPP unit value.

     Administrative Fees:

     Ongoing Operations Fee -- An expense charge is made based on each client's combined balance of Master Plan and Trust net assets in the Separate and Fixed Income Accounts at a monthly rate of 1/12 of (i) 1% of the first $500,000, (ii) 0.75% of the next $500,000 and (iii) 0.50% of the excess over $1,000,000.

     Participant Recordkeeping Services Charge -- Employers electing Equi-Pen-Plus's optional Participant Recordkeeping Services are subject to an annual charge of $25 per employee-participant under the employer plan.

     Withdrawal Charge -- A charge is applied if the client terminates plan participation in the Master Retirement Trust and if the client transfers assets to another funding agency before the fifth anniversary of the date AXA

                                     FSA-13

Separate Account No. 4 (Pooled)
of AXA Equitable Life Insurance Company

----------------------------------------------
     Notes to Financial Statements (Continued)
     December 31, 2004
----------------------------------------------

4.   Asset Charges (Concluded)

     Equitable accepts the participation agreement. The redemption charge is generally paid via a liquidation of units held in the fund and will be based on the following schedule:


               For Terminating Occurring In:            Redemption Charge:
               ----------------------------             ------------------
            Years 1 and 2 ...........             3% of all Master Trust assets
            Years 3 and 4 ...........             2% of all Master Trust assets
            Year 5 ..................             1% of all Master Trust assets
            After Year 5 ............             No Redemption Charge

     Operating and Expense Charges:

     In addition to the charges and fees mentioned above, the Fund is charged for certain costs and expenses directly related to their operations. These may include custody, audit and printing of reports. These charges and fees are reflected as reduction of unit value.

     Institutional

     Asset Management Fees

     Asset management fees are charged to clients investing in the Separate Account. The fees are based on the prior month-end net asset value (as defined) of each client's aggregate interest in AXA Equitable's Separate Account, and are determined monthly. Clients can either pay the fee directly by remittance to the Separate Account or via liquidation of units held in the Separate Account. The fees are calculated for each client in accordance with the schedule set forth below:


       Each Client's Aggregate Interest          Annual Rate
       --------------------------------          -----------
      Minimum Fee .....................             $5,000
      First $2 million.................          0.85 of 1%
      Next $3 million..................          0.60 of 1%
      Next $5 million..................          0.40 of 1%
      Next $15 million.................          0.30 of 1%
      Next $75 million.................          0.25 of 1%
      Excess over $100 million.........          0.20 of 1%

     There is an additional charge made to clients utilizing AXA Equitable's Active Investment Management Service (AIMS). The service is optional and delegates to AXA Equitable the responsibility for actively managing the client's assets among AXA Equitable's Separate Account. In the event that the client chooses this service, the additional fee is based on the combined net asset value of the client's assets in the Separate Account. Clients electing this service either pay the fee directly by remittance to the Separate Account or via liquidation of units held in the Separate Account. The charge is assessed on a monthly basis at the annual rates shown below:


         Client's Aggregate Interest                    Annual Rate
         ---------------------------                    -----------
      Minimum Fee .............                         $2,500
      First $5 million.........                         0.100%
      Next $5 million..........                         0.075%
      Next $5 million..........                         0.050%
      Over $15 million.........                         0.025%

Asset management fees and AIMS fees are paid to AXA Equitable.

                                     FSA-14

Separate Account No. 4 (Pooled)
of AXA Equitable Life Insurance Company

----------------------------------------------
     Notes to Financial Statements (Continued)
     December 31, 2004
----------------------------------------------

4.   Asset Charges (Concluded)

     Administrative Fees

     Certain client contracts provide for a fee for administrative services to be paid directly to AXA Equitable. This administrative fee is calculated according to the terms of the specific contract and is generally paid via a liquidation of units held in the Fund in which the contract invests. Certain of these client contracts provide for administrative fees to be paid through a liquidation of units from a Short-term liquidity account. The payment of the fee for administrative services has no effect on other separate account clients or the unit values of the separate account.

     Operating and Expense Charges

     In addition to the charges and fees mentioned above, the Separate Account is charged for certain costs and expenses directly related to their operations. These charges may include custody and audit fees, and result reduction of Separate Account unit values.


5.   Taxes

     No Federal income tax based on net income or realized and unrealized capital gains was applicable to contracts participating in the Fund by reason of applicable provisions of the Internal Revenue Code and no federal income tax payable by AXA Equitable will affect such contracts. Accordingly, no provision for Federal income taxes is required.


6.   Changes in Units Outstanding

     Accumulation units issued and redeemed during periods indicated were (in thousands):

                                Year Ended December 31,
                                -----------------------
                                    2004        2003
                                ----------- -----------
     The Growth Equity Fund
     ADA
     Issued ....................     140         147
     Redeemed ..................    (149)       (137)
                                   -----        ----
     Net Increase (Decrease) ...      (9)       10
                                   -----        ----
     Alliance Growth Equity Fund
     Momentum Strategy
     Issued ....................       1           2
     Redeemed ..................      (2)         (1)
                                    ----         ---
     Net Increase (Decrease) ...      (1)          1
                                    ----        ----
     Alliance Common Stock Fund
     RIA
     Issued ....................       4           6
     Redeemed ..................     (12)        (19)
                                    ----        ----
     Net (Decrease) ............      (8)        (13)
                                    ----        ----
     Alliance Growth Equity Fund
     MRP
     Issued ....................     260          39
     Redeemed ..................    (266)        (40)
                                   -----        ----

                                     FSA-15

Separate Account No. 4 (Pooled)
of AXA Equitable Life Insurance Company

----------------------------------------------
     Notes to Financial Statements (Continued)
     December 31, 2004
----------------------------------------------

6.   Changes in Units Outstanding (Concluded)

                                   Year Ended December 31,
                                   -----------------------
                                       2004       2003
                                   ----------- ----------

     Net (Decrease) ...........        (6)         (1)
                                       ---         ---
     Alliance Common Stock Fund
     EPP
     Issued ...................         2           1
     Redeemed .................        (6)         (3)
                                       ---         ---
     Net (Decrease) ...........        (4)         (2)
                                       ---         ---
     Growth Stock Account
     Institutional
     Issued ...................         5           8
     Redeemed .................       (12)        (13)
                                      ----        ----
     Net Increase (Decrease) ..        (7)         (5)
                                      ----        ----

7.   Investment Income Ratio

     The investment income ratio is calculated by taking the gross investment income earned divided by the average net assets of a fund during the report period. Shown below is the investment income ratio throughout the periods indicated.

                                                Year Ended December 31,
                                       ------------------------------------------------------
                                        2004       2003       2002       2001       2000
                                       ---------- ---------- ---------- ---------- ----------
     The Growth Equity Fund .........  0.46%      0.47%      0.40%      0.46%      0.45%

8.   Accumulation Unit Values

     AXA Equitable issues a number of group annuity contracts that allow employer plan assets to accumulate on a tax-deferred basis. The contracts are typically designed for employers wishing to fund defined benefit, defined contribution and/or 401(k) plans. Annuity contracts available through AXA Equitable are the American Dental Association Members Retirement Program ("ADA"), Retirement Investment Account ("RIA"), Momentum Strategy ("Momentum"), Members Retirement Program ("MRP") and Equi-Pen-Plus ("EPP") (collectively, the Plans). Assets of the Plans are invested in a number of investment Funds (available Funds vary by Plan).

     Institutional units presented on the Statement Assets and Liabilities reflect investments in the Fund by contractholders of group annuity contracts issued by AXA Equitable. Institutional unit value is determined at the end of each business day. Institutional unit value reflects the investment performance of the underlying Fund for the day and charges and expenses deducted by the Fund. Contract unit values (ADA, RIA, MRP, Momentum and EPP) reflect the same investment results as the Institutional unit value presented on the Statement of Assets and Liabilities. In addition, contract unit values reflect certain investment management and accounting fees, which vary by contract. These fees are charged as a percentage of net assets and are disclosed below for the Plans' contracts in percentage terms.

     Shown below is accumulation unit value information for the Plans' units outstanding in Separate Account 4.

                                     FSA-16

Separate Account No. 4 (Pooled)
of AXA Equitable Life Insurance Company

----------------------------------------------
     Notes to Financial Statements (Concluded)
     December 31, 2004
----------------------------------------------

8. Accumulation Unit Values (Concluded)


                                                                             Year Ended
                                                                            December 31,
                                                                           ---------------
                                                                                 2004
                                                                           ---------------
The Growth Equity Fund
ADA, 1.025%*
Unit Value, end of period ................................................   $   346.74
Net Assets (000's) .......................................................   $  283,643
Number of units outstanding, end of period (000's) .......................          818
Total Return** ...........................................................        14.75%

The Growth Equity Fund
Momentum Strategy, 1.25%*
Unit Value, end of period ................................................   $    90.90
Net Assets (000's) .......................................................   $      483
Number of units outstanding, end of period (000's) .......................            5
Total Return** ...........................................................        14.51%

Alliance Common Stock Fund
RIA, 0.50%*
Unit Value, end of period ................................................   $   695.74
Net Assets (000's) .......................................................   $   20,742
Number of units outstanding, end of period (000's) .......................           30
Total Return** ...........................................................        15.40%

Alliance Growth Equity Fund
MRP, 1.50%*
Unit Value, end of period ................................................   $   286.30
Net Assets (000's) .......................................................   $   42,051
Number of units outstanding, end of period (000's) .......................          147
Total Return** ...........................................................        14.05%

Alliance Common Stock Fund
EPP, 0.25%*
Unit Value, end of period ................................................   $   714.47
Net Assets (000's) .......................................................   $   13,886
Number of units outstanding, end of period (000's) .......................           19
Total Return** ...........................................................        15.69%

Growth Stock Account
Institutional
Unit Value, end of period ................................................   $ 7,335.03
Net Assets (000's) .......................................................   $  371,131
Number of units outstanding, end of period (000's) .......................           51
Total Return** ...........................................................        15.98%

                                                                                      Year Ended December 31,
                                                                           ---------------------------------------------
                                                                                 2003            2002           2001
                                                                           --------------- --------------- -------------
The Growth Equity Fund
ADA, 1.025%*
Unit Value, end of period ................................................  $   302.18     $  223.26                --
Net Assets (000's) .......................................................  $  249,918     $ 182,907                --
Number of units outstanding, end of period (000's) .......................         827           817                --
Total Return** ...........................................................       35.05%       (27.87)%              --

The Growth Equity Fund
Momentum Strategy, 1.25%*
Unit Value, end of period ................................................  $    79.38     $    58.54        $   82.63
Net Assets (000's) .......................................................  $      435     $      299        $   1,202
Number of units outstanding, end of period (000's) .......................           6              5               15
Total Return** ...........................................................       35.60%        (29.16)%         (18.11)%

Alliance Common Stock Fund
RIA, 0.50%*
Unit Value, end of period ................................................  $   602.90     $   443.82        $  611.48
Net Assets (000's) .......................................................  $   23,093     $   22,530        $  50,100
Number of units outstanding, end of period (000's) .......................          38             51               82
Total Return** ...........................................................       35.84%        (27.42)%         (18.37)%

Alliance Growth Equity Fund
MRP, 1.50%*
Unit Value, end of period ................................................  $   251.02     $   186.97        $  261.19
Net Assets (000's) .......................................................  $   38,426     $   28,750        $  41,578
Number of units outstanding, end of period (000's) .......................         153            154              159
Total Return** ...........................................................       34.26%        (28.42)%         (19.44)%

Alliance Common Stock Fund
EPP, 0.25%*
Unit Value, end of period ................................................  $   617.58     $   453.49               --
Net Assets (000's) .......................................................  $   13,987     $   11,356               --
Number of units outstanding, end of period (000's) .......................          23             25               --
Total Return** ...........................................................       36.18%        (27.24)%             --

Growth Stock Account
Institutional
Unit Value, end of period ................................................  $ 6,324.43     $ 4,632.41               --
Net Assets (000's) .......................................................  $  363,345     $  289,558               --
Number of units outstanding, end of period (000's) .......................          57             63               --
Total Return** ...........................................................       36.53%        (27.05)%             --

* Expenses as a percentage of average net assets (0.25%, 0.50%, 1.025%, 1.25%, 1.50% annualized) consist of mortality and expense charges and other expenses for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying fund have been excluded.

** These amounts represent the total return for the periods indicated, including changes in the value of the underlying fund, and expenses assessed through the reduction of unit values. These ratios do not include any expenses assessed through the redemption of units.


                                     FSA-17

--------------------------------------------------------------------------------

            Report of Independent Registered Public Accounting Firm


To the Board of Directors of AXA Equitable Life Insurance Company and the Contractowners of Separate Account Nos. 191, 200 and 206 of AXA Equitable Life Insurance Company

In our opinion, the accompanying statements of assets and liabilities and related statements of operations and of changes in net assets present fairly, in all material respects, the financial position of Separate Account Nos. 191 (The Foreign Fund), 200 (The Small Cap Growth Fund) and each of the investment options of Separate Account No. 206 (The Equity Income Fund, The Large Cap Growth Fund, The Small Cap Value Fund and The U.S. Bond Fund) of AXA Equitable Life Insurance Company ("AXA Equitable") December 31, 2004, and the results of each of their operations for the year then ended and the changes in each of their net assets for each of the two years in the period then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of AXA Equitable's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2004 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion.




/s/ PricewaterhouseCoopers LLP
New York, New York
March 11, 2005

                                     FSA-18

--------------------------------------------------------------------------------
Separate Account No. 191
(The Foreign Fund)
of AXA Equitable Life Insurance Company

Statement of Assets and Liabilities
December 31, 2004
--------------------------------------------------------------------------------

Assets:
Investments in 7,871,307 shares of The Templeton Foreign Fund -- at value (cost:
$74,307,829)
  (Note 1) ...............................................................................   $ 96,817,076
Receivable for investments sold ..........................................................        430,698
---------------------------------------------------------------------------------------------------------
Total assets .............................................................................     97,247,774
---------------------------------------------------------------------------------------------------------
Liabilities:
Due to AXA Equitable's General Account ...................................................        380,661
Accrued expenses .........................................................................        104,086
---------------------------------------------------------------------------------------------------------
Total liabilities ........................................................................        484,747
---------------------------------------------------------------------------------------------------------
Net Assets Attributable to Contractowners or in Accumulation .............................   $ 96,763,027
=========================================================================================================

ADA Units Outstanding ....................................................................      3,485,145
ADA Unit Value ...........................................................................   $      27.76

The accompanying notes are an integral part of these financial statements.

                                     FSA-19

--------------------------------------------------------------------------------
Separate Account No. 191
(The Foreign Fund)
of AXA Equitable Life Insurance Company

Statement of Operations
Year Ended December 31, 2004
--------------------------------------------------------------------------------

Investment Income (Note 2):
Dividends from The Templeton Foreign Fund .............................   $ 1,887,299
---------------------------------------------------------------------------------------
Expenses (Note 3):
Administration fees and program expense charge ........................      (538,204)
Operating expenses ....................................................      (106,236)
---------------------------------------------------------------------------------------
Total expenses ........................................................      (644,440)
---------------------------------------------------------------------------------------
Net investment income .................................................     1,242,859
---------------------------------------------------------------------------------------
Realized and Unrealized Gain on Investments (Note 2):
Net realized gain from share transactions .............................     2,482,453
Change in unrealized appreciation/depreciation of investments .........    10,481,835
---------------------------------------------------------------------------------------
Net realized and unrealized gain on investments .......................    12,964,288
---------------------------------------------------------------------------------------
Net Increase in Net Assets Attributable to Operations .................   $14,207,147
=======================================================================================

The accompanying notes are an integral part of these financial statements.

                                     FSA-20

--------------------------------------------------------------------------------
Separate Account No. 191
(The Foreign Fund)
of AXA Equitable Life Insurance Company

Statements of Changes in Net Assets
--------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
                                                                                           Year Ended December 31,
                                                                                               2004            2003
----------------------------------------------------------------------------------------------------------------------
Increase (Decrease) in Net Assets:
From Operations:
Net investment income ................................................................  $   1,242,859    $     879,453
Net realized gain (loss) on investments ..............................................      2,482,453       (4,146,133)
Change in unrealized appreciation/depreciation of investments ........................     10,481,835       21,511,331
----------------------------------------------------------------------------------------------------------------------
Net increase in net assets attributable to operations ................................     14,207,147       18,244,651
----------------------------------------------------------------------------------------------------------------------
From Contributions and Withdrawals:
Contributions ........................................................................     23,778,372       36,329,235
Withdrawals ..........................................................................    (21,492,007)     (36,786,735)
----------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets attributable to contributions and withdrawals ..      2,286,365         (457,500)
----------------------------------------------------------------------------------------------------------------------
Increase in Net Assets ...............................................................     16,493,512       17,787,151
Net Assets Attributable to Contractowners or in Accumulation -- Beginning of Period ..     80,269,515       62,482,364
----------------------------------------------------------------------------------------------------------------------
Net Assets Attributable to Contractowners or in Accumulation -- End of Period ........  $  96,763,027    $  80,269,515
======================================================================================================================

The accompanying notes are an integral part of these financial statements.

                                     FSA-21

--------------------------------------------------------------------------------
Separate Account No. 200
(The Small Cap Growth Fund)
of AXA Equitable Life Insurance Company

Statement of Assets and Liabilities
December 31, 2004
--------------------------------------------------------------------------------

Assets:
Investments in 7,733,439 shares of The Fidelity Small Stock Fund -- at value
  (cost: $133,318,553) (Note 1).............................................   $ 140,439,247
Receivable for investments sold ............................................         286,264
------------------------------------------------------------------------------------------------
Total assets ...............................................................     140,725,511
------------------------------------------------------------------------------------------------
Liabilities:
Due to AXA Equitable's General Account .....................................         208,806
Accrued expenses ...........................................................         144,743
------------------------------------------------------------------------------------------------
Total liabilities ..........................................................         353,549
------------------------------------------------------------------------------------------------
Net Assets Attributable to Contractowners or in Accumulation ...............   $ 140,371,962
================================================================================================
ADA Units Outstanding ......................................................       2,541,000
ADA Unit Value .............................................................   $       55.26

The accompanying notes are an integral part of these financial statements.

                                     FSA-22

--------------------------------------------------------------------------------
Separate Account No. 200
(The Small Cap Growth Fund)
of AXA Equitable Life Insurance Company

Statement of Operations
Year Ended December 31, 2004
--------------------------------------------------------------------------------

Investment Income (Note 2):
Dividends from The MFS Emerging Growth Fund ...........................  $   9,920,421
----------------------------------------------------------------------------------------
Expenses (Note 4):
Administration fees and program expense charge ........................       (851,046)
Operating expenses ....................................................       (125,345)
----------------------------------------------------------------------------------------
Total expenses ........................................................       (976,391)
----------------------------------------------------------------------------------------
Net investment income .................................................      8,944,030
----------------------------------------------------------------------------------------
Realized and Unrealized Gain (Loss) on Investments (Note 2):
Net realized loss from share transactions .............................    (68,940,059)
Change in unrealized appreciation/depreciation of investments .........     76,062,631
----------------------------------------------------------------------------------------
Net realized and unrealized gain on investments .......................      7,122,572
----------------------------------------------------------------------------------------
Net Increase in Net Assets Attributable to Operations .................  $  16,066,602
========================================================================================

The accompanying notes are an integral part of these financial statements.

                                     FSA-23

--------------------------------------------------------------------------------
Separate Account No. 200
(The Small Cap Growth Fund)
of AXA Equitable Life Insurance Company

Statements of Changes in Net Assets
--------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
                                                                                           Year Ended December 31,
                                                                                               2004            2003
------------------------------------------------------------------------------------------------------------------------
Increase (Decrease) in Net Assets:
From Operations:
Net investment income ................................................................  $   8,944,030    $    (830,486)
Net realized loss on investments .....................................................    (68,940,059)     (10,649,183)
Change in unrealized appreciation/depreciation of investments ........................     76,062,631       40,055,078
------------------------------------------------------------------------------------------------------------------------
Net increase in net assets attributable to operations ................................     16,066,602       28,575,409
------------------------------------------------------------------------------------------------------------------------
From Contributions and Withdrawals:
Contributions ........................................................................     30,156,397       35,935,494
Withdrawals ..........................................................................    (29,961,363)     (30,967,430)
------------------------------------------------------------------------------------------------------------------------
Net increase in net assets attributable to contributions and withdrawals .............        195,034        4,968,064
------------------------------------------------------------------------------------------------------------------------
Increase in Net Assets ...............................................................     16,261,636       33,543,473
Net Assets Attributable to Contractowners or in Accumulation -- Beginning of Period ..    124,110,326       90,566,853
------------------------------------------------------------------------------------------------------------------------
Net Assets Attributable to Contractowners or in Accumulation -- End of Period ........  $ 140,371,962    $ 124,110,326
=========================================================================================================================

The accompanying notes are an integral part of these financial statements.

                                     FSA-24

--------------------------------------------------------------------------------
Separate Account No. 206
of AXA Equitable Life Insurance Company

Statements of Assets and Liabilities
December 31, 2004

----------------------------------------------------------------------------------------------------------------------------------

                                                                       The          The Large        The Small          The
                                                                 Equity Income     Cap Growth        Cap Value        U.S. Bond
                                                                      Fund            Fund             Fund             Fund
 ----------------------------------------------------------------------------------------------------------------------------------
Assets:
Investments in 1,748,664 shares of Putnam Equity Income Fund
  -- at value (cost: $25,320,641) (Note 1) ....................  $ 30,479,026
Investments in 1,196,737 shares of Janus Adviser Capital
  Appreciation Fund -- at value (cost: $17,380,164)
  (Note 1) ....................................................                   $ 30,002,203
Investments in 1,225,832 shares of Strong Advisor Small Cap
  Value Fund -- at value (cost: $33,562,121) (Note 1) .........                                    $ 36,039,458
Investments in 1,598,363 shares of Western Asset Core Bond
  Portfolio -- at value (cost: $18,471,522) (Note 1) ..........                                                     $ 18,349,204
Cash ..........................................................            --            5,596               --            2,737
Receivable for investments ....................................        47,447               --               --               --
Due from AXA Equitable's General Account ......................            --            9,489          417,908            8,847
----------------------------------------------------------------------------------------------------------------------------------
Total assets ..................................................    30,526,473       30,017,288       36,457,366       18,360,788
----------------------------------------------------------------------------------------------------------------------------------
Liabilities:
Due to AXA Equitable's General Account ........................        31,962               --               --               --
Payable for investments purchased .............................            --               --          399,936               --
Accrued expenses ..............................................        71,269          107,388           43,506           37,546
----------------------------------------------------------------------------------------------------------------------------------
Total liabilities .............................................       103,231          107,388          443,442           37,546
----------------------------------------------------------------------------------------------------------------------------------
Net Assets Attributable to Contractowners
  or in Accumulation ..........................................  $ 30,423,242     $ 29,909,900     $ 36,013,924     $ 18,323,242
==================================================================================================================================

ADA Units Outstanding .........................................     2,605,373        7,461,871        2,016,010        1,567,054
ADA Unit Value ................................................  $      11.67     $       4.00     $      17.85     $      11.68

The accompanying notes are an integral part of these financial statements.

                                     FSA-25

--------------------------------------------------------------------------------
Separate Account No. 206
of AXA Equitable Life Insurance Company

Statements of Operations
Year Ended December 31, 2004

----------------------------------------------------------------------------------------------------------------------------------
                                                                       The          The Large     The Small        The
                                                                  Equity Income    Cap Growth     Cap Value      U.S. Bond
                                                                       Fund           Fund           Fund          Fund
----------------------------------------------------------------------------------------------------------------------------------
Investment Income (Note 2):
Dividends from Putnam Equity Income Fund .......................   $  344,653
Dividends from Janus Capital Appreciation Fund .................                   $      --
Dividends from Strong Advisor Small Cap Value Fund .............                                 $3,573,792
Dividends from Western Asset Core Bond Portfolio ...............                                               $  936,794
----------------------------------------------------------------------------------------------------------------------------------
Expenses (Note 4):
Administration fees and program expense charge .................     (164,913)       (148,774)     (163,135)     (121,282)
Operating expenses .............................................      (49,402)        (53,337)      (57,170)      (44,878)
----------------------------------------------------------------------------------------------------------------------------------
Total expenses .................................................     (214,315)       (202,111)     (220,305)     (166,160)
----------------------------------------------------------------------------------------------------------------------------------
Net investment income (loss) ...................................      130,338        (202,111)    3,353,487       770,634
----------------------------------------------------------------------------------------------------------------------------------
Realized and Unrealized Gain (Loss) on Investments (Note 2):
Net realized gain from share transactions ......................      122,993         329,617     1,925,532         1,626
Unrealized appreciation/depreciation of investments ............    2,709,320       3,821,967      (379,649)     (156,718)
-----------------------------------------------------------------------------------------------------------------------------------
Net realized and unrealized gain (loss) on investments .........    2,832,313       4,151,584     1,545,883      (155,092)
-----------------------------------------------------------------------------------------------------------------------------------
Net Increase in Net Assets Attributable to Operations ..........   $2,962,651      $3,949,473    $4,889,370    $  615,542
===================================================================================================================================

The accompanying notes are an integral part of these financial statements.

                                     FSA-26

--------------------------------------------------------------------------------
Separate Account No. 206
of AXA Equitable Life Insurance Company

Statements of Changes in Net Assets

----------------------------------------------------------------------------------------------------------------------------------
                                                                       The Equity Income            The Large Cap Growth
                                                                             Fund                           Fund
----------------------------------------------------------------------------------------------------------------------------------
                                                                    Year Ended December 31,        Year Ended December 31,
                                                                      2004            2003           2004           2003
----------------------------------------------------------------------------------------------------------------------------------
Increase (Decrease) in Net Assets:
From Operations:
Net investment income (loss) ..................................  $    130,338    $    129,989    $   (202,111)  $   (140,074)
Net realized gain (loss) on investments .......................       122,993        (386,732)        329,617     (4,772,953)
Unrealized appreciation/depreciation of investments ...........     2,709,320       4,722,636       3,821,967      8,434,794
----------------------------------------------------------------------------------------------------------------------------------
Net increase in net assets attributable to operations .........     2,962,651       4,465,893       3,949,473      3,521,767
----------------------------------------------------------------------------------------------------------------------------------
From Contributions and Withdrawals:
Contributions .................................................    10,294,820       9,050,803      12,632,933      8,260,289
Withdrawals ...................................................    (5,232,920)     (6,367,866)     (5,712,377)    (6,417,160)
----------------------------------------------------------------------------------------------------------------------------------
Net increase in net assets attributable to contributions
  and withdrawals .............................................     5,061,900       2,682,937       6,920,556      1,843,129
----------------------------------------------------------------------------------------------------------------------------------
Increase in Net Assets ........................................     8,024,551       7,148,830      10,870,029      5,364,896
Net Assets Attributable to Contractowners or in
  Accumulation -- Beginning of Period .........................    22,398,691      15,249,861      19,039,871     13,674,975
----------------------------------------------------------------------------------------------------------------------------------
Net Assets Attributable to Contractowners or in
  Accumulation -- End of Period ...............................  $ 30,423,242    $ 22,398,691    $ 29,909,900   $ 19,039,871
===================================================================================================================================

The accompanying notes are an integral part of these financial statements.

                                     FSA-27

--------------------------------------------------------------------------------
Separate Account No. 206
of AXA Equitable Life Insurance Company

Statements of Changes in Net Assets (Concluded)

----------------------------------------------------------------------------------------------------------------------------------
                                                                         The Small Cap                      The U.S.
                                                                          Value Fund*                      Bond Fund
----------------------------------------------------------------------------------------------------------------------------------
                                                                    Year Ended December 31,         Year Ended December 31,
                                                                      2004             2003            2004           2003
----------------------------------------------------------------------------------------------------------------------------------
Increase (Decrease) in Net Assets:
From Operations:
Net investment income (loss) ..................................  $   3,353,487    $    322,304    $    770,634    $    523,831
Net realized gain on investments ..............................      1,925,532         223,099           1,626         151,950
Unrealized appreciation/depreciation of investments ...........       (379,649)      2,814,785        (156,718)        (89,419)
----------------------------------------------------------------------------------------------------------------------------------
Net increase in net assets attributable to operations .........      4,899,370       3,360,188         615,542         586,362
----------------------------------------------------------------------------------------------------------------------------------
From Contributions and Withdrawals:
Contributions .................................................     25,060,840      16,269,817      10,707,407      13,283,547
Withdrawals ...................................................    (12,464,230)     (3,235,451)     (5,038,793)     (7,792,468)
----------------------------------------------------------------------------------------------------------------------------------
Net increase in net assets attributable to contributions
  and withdrawals .............................................     12,596,610      13,034,366       5,668,614       5,491,079
----------------------------------------------------------------------------------------------------------------------------------
Increase in Net Assets ........................................     17,495,980      16,394,554       6,284,156       6,077,441
Net Assets Attributable to Contractowners or in
  Accumulation -- Beginning of Period .........................     18,517,944       2,123,390      12,039,086       5,961,645
----------------------------------------------------------------------------------------------------------------------------------
Net Assets Attributable to Contractowners or in
  Accumulation -- End of Period ...............................  $  36,013,924    $ 18,517,944    $ 18,323,242    $ 12,039,086
==================================================================================================================================

The accompanying notes are an integral part of these financial statements.



                                     FSA-28

Separate Account Nos. 191, 200 and 206
of AXA Equitable Life Insurance Company

----------------------------------------------
  Notes to Financial Statements
  December 31, 2004
----------------------------------------------

1.   General

     Separate Account Nos. 191 (the Foreign Fund), 200 (the Small Cap Growth
     Fund) and 206 (the Equity Income Fund, the Large Cap Growth Fund, Small Cap Value Fund and U.S. Bond Fund) (collectively the Funds) of AXA Equitable Life Insurance Company (formerly The Equitable Life Assurance Society of the United States) ("AXA Equitable"), a wholly-owned subsidiary of AXA Financial, Inc., were established in conformity with the New York State Insurance Law. Pursuant to such law, to the extent provided in the contracts, the net assets in the Funds are not chargeable with liabilities arising out of any other business of AXA Equitable.

     AXA Equitable is the investment manager for the Funds.

     Separate Account No. 191 invests 100% of its assets in Class A shares of the Templeton Foreign Fund, a series of Templeton Funds, Inc., which is registered under the Investment Company Act of 1940 as an open-end management investment company. The investment manager of the Templeton Foreign Fund is Templeton Global Advisors Ltd., an indirect wholly-owned subsidiary of Franklin Resources, Inc.

     Separate Account No. 200 invests 100% of its assets in Class A shares of the Fidelity Small Cap Stock Fund, a series of MFS Series Trust II, which was organized as a Massachusetts business trust and is registered under the 1940 Act as an open-end management investment company. The investment adviser of the Fidelity Small Cap Stock Fund is Fidelity Management Research Company.

     Separate Account No. 206 has four investment funds. The Equity Income Fund invests 100% of its assets in Class A shares of the Putnam Equity Income Fund, which is registered under the Investment Company Act of 1940 as an open-end management investment company. The fund is managed by Putnam Investment Management, LLC, a wholly-owned subsidiary of Putnam Investments, Inc. The Large Cap Growth Fund invests 100% of its assets in Class I shares of the Janus Adviser Capital Appreciation Fund, which is registered under the Investment Company Act of 1940 as an open-end management investment company. The fund is managed by Janus Capital Management LLC. The Small Cap Value Fund invests 100% of its assets in shares of the Strong Advisor Small Cap Value Fund, which is registered under the Investment Company Act of 1940 as an open-end management investment company. The fund is managed by Strong Capital Management, Inc. The U.S. Bond Fund invests 100% of its assets in shares of the Western Asset Core Bond Portfolio, which is registered under the Investment Company Act of 1940 as an open-end management investment company. The fund is managed by Legg Mason Fund Adviser, Inc.

2.   Significant Accounting Policies

     The accompanying financial statements are prepared in conformity with accounting principles generally accepted in the United States of America
     (GAAP). The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures. Actual results could differ from those estimates.

     On December 29, 2003, the American Institute of Certified Public Accountants issued Statement of Position 03-05, "Financial Highlights of Separate Accounts: An Amendment to the Audit and Accounting Guide "Audits of Investment Companies," which was effective for the December 31, 2003 financial statements. Adoption of the new requirements did not have a significant impact on the financial position or results of operations of the Funds.
                                     FSA-29

Separate Account Nos. 191, 200 and 206
of AXA Equitable Life Insurance Company

----------------------------------------------
     Notes to Financial Statements (Continued)
     December 31, 2004
----------------------------------------------

2.   Significant Accounting Policies (Concluded)

     Investments:

     Realized gains and losses on investments include gains and losses on redemptions of the underlying fund's shares (determined on the identified cost basis) and capital gain distributions from the underlying funds. Dividends and realized gain distributions from underlying funds are recorded on ex-dividend date.

     Investments in the Templeton Foreign Fund, MFS Emerging Growth Fund, Putnam Equity Income Fund, Janus Adviser Capital Appreciation Fund, Strong Advisor Small Cap Value Fund and Western Asset Core Portfolio are valued at the underlying mutual fund's net asset value per share.

     Amounts due to/from the General Account represent receivables/payables for policy related transactions predominately related to premiums, surrenders and death benefits.


3.   Expenses

     Charges and fees relating to the Funds are deducted in accordance with the terms of the various contracts which participate in the Funds. With respect to the American Dental Association Members Retirement Program ("ADA"), these expenses consist of program expense charge, administration fees, direct expenses and record maintenance and report fees. These charges and fees are paid to AXA Equitable and are recorded as expenses in the accompanying statement of operations. The charges and fees are as follows:

     Program Expense Charge - In the year prior to May 1, 2003 the expense charge was made on the combined value of all investment options maintained under the contract with AXA Equitable at a monthly rate 1/12 of (i) 0.655 of 1% of the first $400 million and (ii) 0.650 of 1% of the excess over $400 million.

     Effective May 1, 2003 an expense charge is made on the combined value of all investment options maintained under the contract with AXA Equitable at a monthly rate of 1/12 of 0.645 of 1%.

     A portion of the Program Expense Charge assessed by AXA Equitable is made on behalf of the ADA and is equal to a monthly rate of 1/12 of 0.02 of 1% for all asset levels.

     Administration Fees:

     AXA Equitable receives a fee based on the value of the Foreign Fund, the Equity Index Fund, the Small Cap Growth Fund, the Equity Income Fund, the Large Cap Growth Fund, the Small Cap Value Fund and the U.S. Bond Fund at a monthly rate of 1/12 of 0.15 of 1% of their respective ADA Program assets. Equitable has agreed to waive the 0.15% administration fee charged to the Funds with the exception of the Equity Index Fund and U.S. Bond Fund. The waiver is expected to be in effect for an indefinite period, but is subject to termination by Equitable upon notice. This charge is deducted from the fund.

     Operating Expenses:

     In addition to the charges and fees mentioned above, the Funds are charged for certain costs and expenses directly related to their operations. These may include transfer taxes, SEC filing fees and certain related expenses including printing of SEC filings, prospectuses and reports. Other expenses are deducted from the fund.

     A record maintenance and report fee of $3 is deducted quarterly from each participant's aggregate account balance. For clients with Investment Only plans, a record maintenance fee of $1 is deducted quarterly.


                                     FSA-30

Separate Account Nos. 191, 200 and 206
of AXA Equitable Life Insurance Company

----------------------------------------------
     Notes to Financial Statements (Continued)
     December 31, 2004
----------------------------------------------

3.   Expenses (Concluded)

     If a variable annuity payment option is elected, a $350 charge is deducted from the amount used to purchase the annuity. A charge for state premium and other taxes is deducted from the amount applied to provide an annuity payout option.

     An enrollment fee of $25 per participant is charged to the employer. If the employer fails to pay these charges, the amount may be deducted from subsequent contributions from the participants account balances.


4.   Purchases and Sales on Investments

     For the year ended December 31, 2004, the cost of purchases and proceeds of sales on investment transactions were as follows for Separate Account Nos. 191, 200 and 206:

                                       Purchases                Sales
                               -------------------    -------------------------
    The Foreign Fund .................. $18,577,886          $15,033,364
    The Small Cap Growth Fund .........  24,277,483           15,204,837
    The Equity Income Fund ............  10,294,820            5,420,177
    The Large Cap Growth Fund .........  12,632,933            6,007,327
    The Small Cap Value Fund ..........  25,060,840           12,546,551
    The U.S. Bond Fund ................  10,707,407            5,308,311

5.   Taxes

     No federal income tax was applicable to contracts participating in the Funds, by reason of applicable provisions of the Internal Revenue Code and no federal income tax payable by AXA Equitable will affect such contracts. Accordingly, no federal income tax provision is required.


6.   Changes in Units Outstanding

     Accumulation units issued and redeemed during the periods indicated were (in thousands):

                                                                           Year Ended December 31,
                                                                           -----------------------
                                                                               2004        2003
                                                                           ----------- -----------
     The Foreign Fund
     Issued .............................................................      943       1,775
     Redeemed ...........................................................     (849)     (1,802)
                                                                              ----      ------
     Net Increase (Decrease) ............................................       94         (27)
                                                                              ----      ------
     The Small Cap Growth Fund
     Issued .............................................................      580         828
     Redeemed ...........................................................     (576)       (714)
                                                                              ----      ------
     Net Increase (Decrease) ............................................        4         114
                                                                              ----      ------
     The Equity Income Fund
     Issued .............................................................      939         970
     Redeemed ...........................................................     (468)       (663)
                                                                              ----      ------
     Net Increase .......................................................      471         307
                                                                              ----      ------
     The Large Cap Growth Fund
     Issued .............................................................    3,428       2,661
     Redeemed ...........................................................   (1,523)     (2,052)
                                                                            ------      ------
     Net Increase .......................................................    1,905         609
                                                                            ------      ------

                                     FSA-31

Separate Account Nos. 191, 200 and 206
of AXA Equitable Life Insurance Company

----------------------------------------------
     Notes to Financial Statements (Continued)
     December 31, 2004
----------------------------------------------

6.   Changes in Units Outstanding (Concluded)


                                                                           Year Ended December
                                                                                   31,
                                                                           -------------------
                                                                              2004      2003
                                                                           --------- ---------
     The Small Cap Value Fund
     Issued ............................................................  1,545     1,326
     Redeemed ..........................................................   (764)     (298)
                                                                          -----     -----
     Net Increase ......................................................    781     1,028
                                                                          -----     -----
     The U.S. Bond Fund
     Issued ............................................................    942     1,210
     Redeemed ..........................................................   (448)     (703)
                                                                          -----     -----
     Net Increase ......................................................    494       507
                                                                          -----     -----

7.   Investment Income Ratio

     Shown below is the investment income ratio throughout the periods indicated for the Separate Account Nos. 191, 200 and 206.

     These amounts represent the dividends, excluding distributions of capital gains, received by the Funds from the underlying mutual fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as asset-based charges, that result in direct reductions in the unit values. The recognition of investment income by the Funds is affected by the timing of the declaration of dividends by the underlying mutual fund in which the Funds invest.

                                                           Year Ended December 31,
                                             ------------------------------------------------------
                                              2004       2003       2002       2001       2000
                                             ---------- ---------- ---------- ---------- ----------
     The Foreign Fund ....................     2.23%      2.11%      1.55%      2.52%      3.11%
     The Small Cap Growth Fund ...........     7.60%        --         --         --         --
     The Equity Income Fund ..............     1.33%      1.55%      1.54%      1.75%      1.95%
     The Large Cap Growth Fund ...........       --         --         --         --         --
     The Small Cap Value Fund(a) .........    13.67%      5.72%        --         --         --
     The U.S. Bond Fund(a) ...............     6.04%      5.90%      2.13%        --         --

-----------
(a) Commenced operations on July 22, 2002.


8. Accumulation Unit Values

Shown below is accumulation unit value information for ADA units outstanding of Separate Accounts 191, 200 and 206.

                                                                                     Year Ended December 31,
                                                                                -----------------------------------
                                                                                   2004        2003        2002
                                                                                ----------- ----------- -----------
     The Foreign Fund, 0.76%*
     Unit Value, end of period ................................................   $27.76     $ 23.67     $ 18.28
     Net Assets (000's) .......................................................  $96,763     $80,270     $62,482
     Number of units outstanding, end of period (000's) .......................    3,485       3,391       3,418
     Total Return** ...........................................................    17.26%      29.49%      (9.37)%

                                     FSA-32

Separate Account Nos. 191, 200 and 206
of AXA Equitable Life Insurance Company

----------------------------------------------
     Notes to Financial Statements (Concluded)
     December 31, 2004
----------------------------------------------

8.   Accumulation Unit Values (Concluded)


                                                                                   Year Ended December 31,
                                                                           ---------------------------------------
                                                                               2004         2003          2002
                                                                           ------------ ------------ -------------
     The Small Cap Growth Fund, 0.82%*
     Unit Value, end of period ................................................  $  55.26     $  48.91      $  37.38
     Net Assets (000's) .......................................................  $140,372     $124,110      $ 90,567
     Number of units outstanding, end of period (000's) .......................     2,541        2,537         2,423
     Total Return** ...........................................................     12.97%       30.85%       (35.95)%
     The Equity Income Fund, 0.83%*
     Unit Value, end of period ................................................  $  11.67     $  10.49      $   8.35
     Net Assets (000's) .......................................................  $ 30,423     $ 22,399      $ 15,250
     Number of units outstanding, end of period (000's) .......................     2,605        2,134         1,827
     Total Return** ...........................................................     11.24%       25.63%       (13.74)%
     The Large Cap Growth Fund, 0.85%*
     Unit Value, end of period ................................................  $   4.00     $   3.43      $   2.77
     Net Assets (000's) .......................................................  $ 29,910     $ 19,040      $ 13,675
     Number of units outstanding, end of period (000's) .......................     7,462        5,557         4,948
     Total Return** ...........................................................     16.62%       23.83%       (41.81)%
     The Small Cap Value Fund(a), 0.84%*
     Unit Value, end of period ................................................  $  17.85     $  14.99      $  10.23
     Net Assets (000's) .......................................................  $ 36,014     $ 18,518      $  2,123
     Number of units outstanding, end of period (000's) .......................     2,016        1,235           207
     Total Return** ...........................................................     19.07%       46.53%         2.30%
     The U.S. Bond Fund(a), 1.07%*
     Unit Value, end of period ................................................  $  11.68     $  11.22      $  10.53
     Net Assets (000's) .......................................................  $ 18,323     $ 12,039      $  5,962
     Number of units outstanding, end of period (000's) .......................     1,567        1,073           566
     Total Return** ...........................................................      4.13%        6.55%         5.30%

-----------
(a)  Commenced operations on July 22, 2002.

* Expenses as percentage of average net assets (0.76%, 0.82%, 0.83%, 0.84%, 0.85%, 1.07% annualized) consisting of administrative fees, program expenses and certain operating expenses for each period indicated. The ratios included only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner account through the redemption of units and expenses of the underlying fund have been excluded. The summary may not reflect the minimum and maximum contract charges offered by the Company as contractowners may not have selected all available and applicable contract options.

** These amounts represent the total return for the periods indicated, including changes in the value of the underlying fund, and expenses assessed through the reduction of unit values. These ratios do not include any expenses assessed through the redemption of units. Investment options with a date notation indicate the effective date of that investment option in the fund. The total return is calculated for each period indicated from the effective date through the end of the reporting period.


                                     FSA-33

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of AXA Equitable Life Insurance Company:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, of shareholders' equity and comprehensive income and of cash flows present fairly, in all material respects, the financial position of AXA Equitable Life Insurance Company and its subsidiaries ("AXA Equitable") at December 31, 2004 and December 31, 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the AXA Equitable's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 of Notes to the Consolidated Financial Statements, in 2004 AXA Equitable changed its method of accounting for variable interest entities and certain nontraditional long-duration contracts and for Separate Accounts and in 2002 changed its method of accounting for variable annuity products that contain guaranteed minimum income benefit features, and its method of accounting for intangible and long-lived assets.

/s/ PricewaterhouseCoopers LLP
New York, New York

March 31, 2005

                      AXA EQUITABLE LIFE INSURANCE COMPANY
                           CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 2004 AND 2003

                                                                                 DECEMBER 31,          December 31,
                                                                                    2004                  2003
                                                                              -----------------    -----------------
                                                                                          (IN MILLIONS)

ASSETS

Investments:
  Fixed maturities available for sale, at estimated fair value..............  $    30,722.3        $    29,095.5
  Mortgage loans on real estate.............................................        3,131.9              3,503.1
  Equity real estate, held for the production of income.....................          643.2                656.5
  Policy loans..............................................................        3,831.4              3,894.3
  Other equity investments..................................................        1,010.5                789.1
  Other invested assets.....................................................        1,112.1                825.2
                                                                              -----------------    -----------------
      Total investments.....................................................       40,451.4             38,763.7
Cash and cash equivalents...................................................        1,680.8                999.1
Cash and securities segregated, at estimated fair value.....................        1,489.0              1,285.8
Broker-dealer related receivables...........................................        2,187.7              2,284.7
Deferred policy acquisition costs...........................................        6,813.9              6,290.4
Goodwill and other intangible assets, net...................................        3,761.4              3,513.4
Amounts due from reinsurers.................................................        2,549.6              2,460.4
Loans to affiliates, at estimated fair value................................          400.0                400.0
Other assets................................................................        3,600.9              3,829.7
Separate Accounts' assets...................................................       61,559.4             54,438.1
                                                                              -----------------    -----------------

TOTAL ASSETS................................................................  $   124,494.1        $   114,265.3
                                                                              =================    =================

LIABILITIES
Policyholders' account balances.............................................  $    26,875.1        $    25,307.7
Future policy benefits and other policyholders liabilities..................       14,099.6             13,934.7
Broker-dealer related payables..............................................          945.9              1,261.8
Customers related payables..................................................        2,658.7              1,897.5
Amounts due to reinsurers...................................................          994.0                936.5
Short-term and long-term debt...............................................        1,255.5              1,253.2
Income taxes payable........................................................        2,714.8              2,362.8
Other liabilities...........................................................        1,859.6              2,006.9
Separate Accounts' liabilities..............................................       61,559.4             54,300.6
Minority interest in equity of consolidated subsidiaries....................        2,040.4              1,744.9
Minority interest subject to redemption rights..............................          266.6                488.1
                                                                              -----------------    -----------------
      Total liabilities.....................................................      115,269.6            105,494.7
                                                                              -----------------    -----------------

Commitments and contingencies (Notes 12, 14, 15, 16 and 17)

SHAREHOLDER'S EQUITY
Common stock, $1.25 par value, 2.0 million shares authorized,
  issued and outstanding....................................................            2.5                  2.5
Capital in excess of par value..............................................        4,890.9              4,848.2
Retained earnings...........................................................        3,457.0              3,027.1
Accumulated other comprehensive income......................................          874.1                892.8
                                                                              -----------------    -----------------
      Total shareholder's equity............................................        9,224.5              8,770.6
                                                                              -----------------    -----------------

TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY..................................  $   124,494.1        $   114,265.3
                                                                              =================    =================

                 See Notes to Consolidated Financial Statements.

                      AXA EQUITABLE LIFE INSURANCE COMPANY
                       CONSOLIDATED STATEMENTS OF EARNINGS
                  YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

                                                                      2004               2003               2002
                                                                -----------------  -----------------  -----------------
                                                                                    (IN MILLIONS)
REVENUES
Universal life and investment-type product
  policy fee income...........................................   $    1,595.4       $     1,376.7      $     1,315.5
Premiums......................................................          879.6               889.4              945.2
Net investment income.........................................        2,501.4             2,386.9            2,377.2
Investment gains (losses), net................................           65.0               (62.3)            (278.5)
Commissions, fees and other income............................        3,355.0             2,811.8            2,987.6
                                                                -----------------  -----------------  -----------------
      Total revenues..........................................        8,396.4             7,402.5            7,347.0
                                                                -----------------  -----------------  -----------------

BENEFITS AND OTHER DEDUCTIONS
Policyholders' benefits.......................................        1,867.1             1,708.2            2,036.0
Interest credited to policyholders' account balances..........        1,038.1               969.7              972.5
Compensation and benefits.....................................        1,604.9             1,327.0            1,244.3
Commissions...................................................        1,017.3               991.9              788.8
Distribution plan payments....................................          374.2               370.6              392.8
Amortization of deferred sales commissions....................          177.4               208.6              229.0
Interest expense..............................................           76.8                82.3               95.7
Amortization of deferred policy acquisition costs.............          472.9               434.6              296.7
Capitalization of deferred policy acquisition costs...........       (1,015.9)             (990.7)            (754.8)
Rent expense..................................................          185.0               165.8              168.8
Amortization of other intangible assets, net..................           22.9                21.9               21.2
Alliance charge for mutual fund matters and legal proceedings.            -                 330.0                -
Other operating costs and expenses............................          901.5               832.4              827.4
                                                                -----------------  -----------------  -----------------
      Total benefits and other deductions.....................        6,722.2             6,452.3            6,318.4
                                                                -----------------  -----------------  -----------------

Earnings from continuing operations before
  income taxes and minority interest..........................        1,674.2               950.2            1,028.6
Income taxes..................................................         (396.3)             (240.5)             (50.9)
Minority interest in net income of consolidated subsidiaries..         (384.1)             (188.7)            (362.8)
                                                                -----------------  -----------------  -----------------

Earnings from continuing operations...........................          893.8               521.0              614.9
Earnings from other discontinued operations,
  net of income taxes.........................................            7.9                 3.4                5.6
Gain on sale of real estate held-for-sale, net of income taxes           31.1                 -                  -
Cumulative effect of accounting changes, net of
  income taxes................................................           (2.9)                -                (33.1)
                                                                -----------------  -----------------  -----------------
Net Earnings..................................................   $      929.9       $       524.4      $       587.4
                                                                =================  =================  =================





                 See Notes to Consolidated Financial Statements.

                      AXA EQUITABLE LIFE INSURANCE COMPANY
    CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY AND COMPREHENSIVE INCOME
                  YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

                                                                         2004               2003               2002
                                                                   -----------------   ----------------   ----------------
                                                                                       (IN MILLIONS)
Common stock, at par value, beginning and end of year.........      $         2.5       $        2.5       $        2.5
                                                                   -----------------   ----------------   ----------------

Capital in excess of par value, beginning of year.............            4,848.2            4,812.8            4,753.6
Increase in additional paid in capital
    in excess of par value....................................               42.7               35.4               59.2
                                                                   -----------------   ----------------   ----------------
Capital in excess of par value, end of year...................            4,890.9            4,848.2            4,812.8
                                                                   -----------------   ----------------   ----------------

Retained earnings, beginning of year..........................            3,027.1            2,902.7            2,815.3
Net earnings..................................................              929.9              524.4              587.4
Shareholder dividends paid....................................             (500.0)            (400.0)            (500.0)
                                                                   -----------------   ----------------   ----------------
Retained earnings, end of year................................            3,457.0            3,027.1            2,902.7
                                                                   -----------------   ----------------   ----------------

Accumulated other comprehensive income,
  beginning of year...........................................              892.8              681.1              215.4
Other comprehensive (loss) income.............................              (18.7)             211.7              465.7
                                                                   -----------------   ----------------   ----------------
Accumulated other comprehensive income, end of year...........              874.1              892.8              681.1
                                                                   -----------------   ----------------   ----------------

TOTAL SHAREHOLDER'S EQUITY, END OF YEAR.......................      $     9,224.5       $    8,770.6       $    8,399.1
                                                                   =================   ================   ================

COMPREHENSIVE INCOME
Net earnings..................................................      $       929.9       $      524.4       $      587.4
                                                                   -----------------   ----------------   ----------------
Change in unrealized (losses) gains, net of reclassification
   adjustments................................................              (31.1)             211.7              465.6
Minimum pension liability adjustment..........................                -                  -                   .1
Cumulative effect of accounting changes.......................               12.4                -                  -
                                                                   -----------------   ----------------   ----------------
Other comprehensive income....................................              (18.7)             211.7              465.7
                                                                   -----------------   ----------------   ----------------
COMPREHENSIVE INCOME..........................................      $       911.2       $      736.1       $    1,053.1
                                                                   =================   ================   ================











                 See Notes to Consolidated Financial Statements.

                      AXA EQUITABLE LIFE INSURANCE COMPANY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

                                                                       2004                2003               2002
                                                                 -----------------   -----------------  -----------------
                                                                                      (IN MILLIONS)

Net earnings..................................................    $       929.9       $      524.4       $       587.4
Adjustments to reconcile net earnings to net cash provided
  by operating activities:
  Interest credited to policyholders' account balances........          1,038.1              969.7               972.5
  Universal life and investment-type product
    policy fee income.........................................         (1,595.4)          (1,376.7)           (1,315.5)
  Net change in broker-dealer and customer related
    receivables/payables......................................            379.6               22.5              (237.3)
  Investment (gains) losses, net..............................            (65.0)              62.3               278.5
  Change in deferred policy acquisition costs.................           (543.0)            (556.1)             (458.1)
  Change in future policy benefits............................            129.3              (97.4)              218.0
  Change in property and equipment............................            (69.3)             (55.8)              (76.6)
  Change in income tax payable................................            349.6              246.3                93.3
  Change in accounts payable and accrued expenses.............            (27.4)             276.8                (8.9)
  Change in segregated cash and securities, net...............           (203.2)            (111.5)              240.8
  Minority interest in net income of consolidated subsidiaries            386.8              188.7               362.8
  Change in fair value of guaranteed
    minimum income benefit reinsurance contracts..............            (61.0)              91.0              (120.0)
  Amortization of deferred sales commissions..................            177.4              208.6               229.0
  Amortization of other intangible assets, net................             22.9               21.9                21.2
  Other, net..................................................            194.3              272.6              (114.2)
                                                                 -----------------   -----------------  -----------------
Net cash provided by operating activities.....................          1,043.6              687.3               672.9
                                                                 -----------------   -----------------  -----------------

Cash flows from investing activities:
  Maturities and repayments...................................          3,341.9            4,216.4             2,996.0
  Sales.......................................................          2,983.6            4,818.2             8,035.9
  Purchases...................................................         (7,052.5)         (11,457.9)          (12,709.0)
  Change in short-term investments............................            (77.2)             610.7              (568.9)
  Purchase of minority interest in consolidated subsidiary ...           (410.7)               -                (249.7)
  Other, net..................................................            169.7               89.3               126.6
                                                                 -----------------   -----------------  -----------------
Net cash used by investing activities.........................         (1,045.2)          (1,723.3)           (2,369.1)
                                                                 -----------------   -----------------  -----------------

Cash flows from financing activities:
  Policyholders' account balances:
    Deposits..................................................          4,029.4            5,639.1             4,328.5
    Withdrawals and transfers to Separate Accounts............         (2,716.0)          (3,181.1)           (2,022.9)
  Net change in short-term financings.........................              -                (22.1)             (201.2)
  Shareholder dividends paid..................................           (500.0)            (400.0)             (500.0)
  Other, net..................................................           (130.1)            (270.4)             (318.6)
                                                                 -----------------   -----------------  -----------------
Net cash provided by financing activities.....................            683.3            1,765.5             1,285.8
                                                                 -----------------   -----------------  -----------------

Change in cash and cash equivalents...........................            681.7              729.5              (410.4)
Cash and cash equivalents, beginning of year..................            999.1              269.6               680.0
                                                                 -----------------   -----------------  -----------------
Cash and Cash Equivalents, End of Year........................    $     1,680.8       $      999.1       $       269.6
                                                                 =================   =================  =================

                      AXA EQUITABLE LIFE INSURANCE COMPANY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                                   (CONTINUED)

                                                                      2004               2003               2002
                                                                -----------------  -----------------  -----------------
                                                                                    (IN MILLIONS)

Supplemental cash flow information:
  Interest Paid...............................................   $       86.2       $        91.0      $        80.5
                                                                =================  =================  =================
  Income Taxes Paid (Refunded)................................   $      154.4       $       (45.7)     $      (139.6)
                                                                =================  =================  =================









                 See Notes to Consolidated Financial Statements.

                      AXA EQUITABLE LIFE INSURANCE COMPANY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1)  ORGANIZATION

    In 2004, The Equitable Life Assurance Society of the United States was renamed to AXA Equitable Life Insurance Company ("AXA Equitable"). AXA Equitable, collectively with its consolidated subsidiaries (the "Company"), is an indirect, wholly owned subsidiary of AXA Financial, Inc. (the "Holding Company," and collectively with its consolidated subsidiaries, "AXA Financial"). The Company's insurance business is conducted principally by AXA Equitable and its wholly owned life insurance subsidiary, AXA Life and Annuity Company ("AXA Life"), whose name was changed in 2004 from The Equitable of Colorado. The Company's investment management business, which comprises the Investment Services segment, is principally conducted by Alliance Capital Management L.P. ("Alliance").

    In October 2000, Alliance acquired substantially all of the assets and liabilities of SCB Inc., formerly known as Sanford C. Bernstein, Inc. ("Bernstein"). In the fourth quarter of 2002, the Company acquired 8.16 million units in Alliance ("Alliance Units") at the aggregate market price of $249.7 million from SCB Inc. and SCB Partners, Inc. under a preexisting agreement (see Note 2). In March and December 2004, the Company acquired a total of 10.7 million Alliance Units at the aggregated market price of $410.7 million from SCB Inc. and SCB Partners, Inc. under this preexisting agreement. As a result of the 2004 transactions, the Company recorded additional goodwill of $217.9 million and other intangible assets of $26.9 million.

    The Company's consolidated economic interest in Alliance was 46.4% at December 31, 2004, and together with it's ownership with other AXA Financial companies, the consolidated economic interests in Alliance was approximately 61.3%.

    In July 2004, the Holding Company completed its acquisition of The MONY Group Inc. ("MONY"). The acquisition provides AXA Financial with additional scale in distribution, client base and assets under management.

    AXA, a French holding company for an international group of insurance and related financial services companies, has been the Holding Company's largest shareholder since 1992. In 2000, AXA acquired the approximately 40% of outstanding Holding Company common stock ("Common Stock") it did not already own. On January 2, 2001, AXA Merger Corp. ("AXA Merger"), a wholly owned subsidiary of AXA, was merged with and into the Holding Company, resulting in AXA Financial becoming a wholly owned subsidiary of AXA.

2)  SIGNIFICANT ACCOUNTING POLICIES

    Basis of Presentation and Principles of Consolidation
    -----------------------------------------------------

    The preparation of the accompanying consolidated financial statements in conformity with generally accepted accounting principles in the United States of America ("GAAP") requires management to make estimates and assumptions (including normal, recurring accruals) that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. The accompanying consolidated financial statements reflect all adjustments necessary in the opinion of management to present fairly the consolidated financial position of the Company and its consolidated results of operations and cash flows for the periods presented.

    The accompanying consolidated financial statements include the accounts of AXA Equitable and its subsidiary engaged in insurance related businesses (collectively, the "Insurance Group"); other subsidiaries, principally Alliance; and those investment companies, partnerships and joint ventures in which AXA Equitable or its subsidiaries has control and a majority economic interest as well as those variable interest entities ("VIEs") that meet the requirements for consolidation.

    All significant intercompany transactions and balances except those with discontinued operations have been eliminated in consolidation. The years "2004," "2003" and "2002" refer to the years ended December 31, 2004, 2003 and 2002, respectively. Certain reclassifications have been made in the amounts presented for prior periods to conform those periods with the current presentation.

    Closed Block
    ------------

    As a result of demutualization, Closed Block was established in 1992 for the benefit of certain individual participating policies that were in force on that date. Assets, liabilities and earnings of the Closed Block are specifically identified to support its own participating policyholders.

    Assets allocated to the Closed Block inure solely to the benefit of the Closed Block policyholders and will not revert to the benefit of the Holding Company. No reallocation, transfer, borrowing or lending of assets can be made between the Closed Block and other portions of AXA Equitable's General Account, any of its Separate Accounts or any affiliate of AXA Equitable without the approval of the New York Superintendent of Insurance (the "Superintendent"). Closed Block assets and liabilities are carried on the same basis as similar assets and liabilities held in the General Account. The excess of Closed Block liabilities over Closed Block assets represents the expected future post-tax contribution from the Closed Block that would be recognized in income over the period the policies and contracts in the Closed Block remain in force.

    Other Discontinued Operations
    -----------------------------

    In 1991, management discontinued the business of certain pension business operations ("Other Discontinued Operations"). Other Discontinued Operations principally consist of the group non-participating wind-up annuity products, the terms of which were fixed at issue, which were sold to corporate sponsors of terminated qualified defined benefit plans ("Wind-Up Annuities"), for which a premium deficiency reserve has been established. Management reviews the adequacy of the allowance for future losses each quarter and makes adjustments when necessary. Management believes the allowance for future losses at December 31, 2004 is adequate to provide for all future losses; however, the determination of the allowance involves numerous estimates and subjective judgments regarding the expected performance of invested assets held by Other Discontinued Operations ("Discontinued Operations Investment Assets"). There can be no assurance the losses provided for will not differ from the losses ultimately realized. To the extent actual results or future projections of Other Discontinued Operations differ from management's current estimates and assumptions underlying the allowance for future losses, the difference would be reflected in the consolidated statements of earnings in Other Discontinued Operations. In particular, to the extent income, sales proceeds and holding periods for equity real estate differ from management's previous assumptions, periodic adjustments to the allowance are likely to result. See
    Note 8 of Notes to Consolidated Financial Statements.

    Accounting Changes
    ------------------

    At March 31, 2004, the Company completed its transition to the consolidation and disclosure requirements of FIN No. 46(R), "Consolidation of Variable Interest Entities, Revised".

    At December 31, 2004, the Insurance Group's General Account held $34.1 million of investment assets issued by VIEs and determined to be significant variable interests under FIN No. 46(R). As reported in the consolidated balance sheet, these investments included $32.9 million of fixed maturities (collateralized debt and loan obligations) and $1.2 million of other equity investments (principally investment limited partnership interests) and are subject to ongoing review for impairment in value. These VIEs do not require consolidation because management has determined that the Insurance Group is not the primary beneficiary. These variable interests at December 31, 2004 represent the Insurance Group's maximum exposure to loss from its direct involvement with the VIEs. The Insurance

    Group has no further economic interest in these VIEs in the form of related guarantees, commitments, derivatives, credit enhancements or similar instruments and obligations.

    Management of Alliance has reviewed its investment management agreements and its investments in and other financial arrangements with certain entities that hold client assets under management to determine the entities that Alliance is required to consolidate under FIN No. 46(R). These include certain mutual fund products domiciled in Luxembourg, India, Japan, Singapore and Australia ("collectively "Offshore Funds"), hedge funds, structured products, group trusts and joint ventures.

    As a result of its review, Alliance Capital had consolidated an investment in a joint venture and its funds under management. At December 31, 2004, Alliance Capital sold this investment and accordingly, no longer consolidates this investment and its funds under management.

    Alliance Capital derived no direct benefit from client assets under management of these entities other than investment management fees and cannot utilize those assets in its operations.

    Alliance has significant variable interests in certain other VIEs with approximately $845 million in client assets under management. However, these VIEs do not require consolidation because management has determined that Alliance is not the primary beneficiary. Alliance's maximum exposure to loss in these entities is limited to its nominal investments in and prospective investment management fees earned from these entities.

    Effective January 1, 2004, the Company adopted SOP 03-1, "Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts". SOP 03-1 required a change in the Company's accounting policies relating to (a) general account interests in separate accounts, (b) assets and liabilities associated with market value adjusted fixed rate investment options available in certain variable annuity contracts, (c) liabilities related to group pension participating contracts, and (d) liabilities related to certain mortality and annuitization benefits, such as the no lapse guarantee feature contained in variable and interest-sensitive life policies.

    The adoption of SOP 03-1 required changes in several of the Company's accounting policies relating to separate account assets and liabilities. The Company now reports the General Account's interests in separate accounts as trading account securities in the consolidated balance sheet; prior to the adoption of SOP 03-1, such interests were included in Separate Accounts' assets. Also, the assets and liabilities of two Separate Accounts are now presented and accounted for as General Account assets and liabilities, effective January 1, 2004. Investment assets in these Separate Accounts principally consist of fixed maturities that are classified as available for sale in the accompanying 2004 consolidated financial statements. These two Separate Accounts hold assets and liabilities associated with market value adjusted fixed rate investment options available in certain variable annuity contracts. In addition, liabilities associated with the market value adjustment feature are now reported at the accrued account balance. Prior to the adoption of SOP 03-1, such liabilities had been reported at market adjusted value.

    Prior to the adoption of SOP 03-1, the liabilities for group pension participating contracts were adjusted only for changes in the fair value of certain related investment assets that were reported at fair value in the balance sheet (including fixed maturities and equity securities classified as available for sale, but not equity real estate or mortgage loans) with changes in the liabilities recorded directly in Accumulated other comprehensive income to offset the unrealized gains and losses on the related assets. SOP 03-1 required an adjustment to the liabilities for group pension participating contracts to reflect the fair value of all the assets on which those contracts' returns are based, regardless of whether those assets are reported at fair value in the balance sheet. Changes in the liability related to fluctuations in asset fair values are now reported as Interest credited to policyholders' account balances in the consolidated statements of earnings.

    In addition, the adoption of SOP 03-1 resulted in a change in the method of determining liabilities associated with the no lapse guarantee feature contained in variable and interest-sensitive life contracts. While both the Company's previous method of establishing the no lapse guarantee reserve and the SOP 03-1 method are based on accumulation of a portion of the charges for the no lapse guarantee feature, SOP 03-1 specifies a different approach for identifying the portion of the fee to be accrued and establishing the related reserve.

    The adoption of SOP 03-1 as of January 1, 2004 resulted in a decrease in 2004 net earnings of $2.9 million and an increase in other comprehensive income of $12.4 million related to the cumulative effect of the required changes in accounting. The determination of liabilities associated with group pension participating contracts and mortality and annuitization benefits, as well as related impacts on deferred acquisition costs, is based on models that involve numerous estimates and subjective judgments. There can be no assurance that the ultimate actual experience will not differ from management's estimates.

    New Accounting Pronouncements
    -----------------------------

    On December 16, 2004, the FASB issued SFAS Statement No. 123(R), "Share-Based Payment". SFAS Statement No. 123(R) eliminates the alternative to apply the intrinsic value method of accounting for employee stock-based compensation awards that was provided in FASB Statement No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123") as originally issued. SFAS No. 123(R) requires the cost of all share-based payments to employees, including stock options, stock appreciation rights, and most tax-qualified employee stock purchase plans, to be recognized in the financial statements based on the fair value of those awards. Under SFAS No. 123(R) the cost of equity-settled awards generally is based on fair value at date of grant, adjusted for subsequent modifications of terms or conditions, while cash-settled awards require remeasurement of fair value at the end of each reporting period. SFAS No. 123(R) does not prescribe or specify a preference for a particular valuation technique or model for estimating the fair value of employee stock options and similar awards but instead requires consideration of certain factors in selecting one that is appropriate for the unique substantive characteristics of the instruments awarded. SFAS No. 123(R) is effective as of the first interim or annual reporting period beginning after June 15, 2005 and generally requires adoption using a modified version of prospective application. Under "modified prospective" application, SFAS No. 123(R) applies to new awards granted and to awards modified, repurchased, or cancelled after the required effective date. Additionally, compensation cost for unvested awards outstanding as of the required effective date must be recognized prospectively over the remaining requisite service/vesting period based on the fair values of those awards as already calculated under SFAS No. 123. Entities may further elect to apply SFAS No. 123(R) on a "modified retrospective" basis to give effect to the fair value based method of accounting for awards granted, modified, or settled in cash in earlier periods. The cumulative effect of initial application, if any, is recognized as of the required effective date.

    As more fully described in Note 21 of Notes to Consolidated Financial Statements, the Company elected under SFAS No. 123 to continue to account for stock-based compensation using the intrinsic value method and instead to provide only pro-forma disclosure of the effect on net earnings from applying the fair value based method. Consequently, adoption of SFAS No. 123(R) would be expected to result in recognition of compensation expense for certain types of the Company's equity-settled awards, such as options to purchase AXA ADRs, for which no cost previously would have been charged to net earnings under the intrinsic value method. Similarly, certain types of the Company's cash-settled awards, such as stock appreciation rights, may be expected to result either in different amounts of compensation expense or different patterns of expense recognition under SFAS No. 123(R) as compared to the intrinsic value method. Management of the Company currently is assessing the impact of adoption of SFAS No. 123(R), including measurement and reporting of related income tax effects, selection of an appropriate valuation model and determination of assumptions, as well as consideration of plan design issues.

    On May 19, 2004, the FASB approved the issuance of FASB Staff Position ("FSP") No. 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003", effective for the first interim or annual period beginning after June 15, 2004. FSP 106-2 provides guidance on the accounting for the effects of the Medicare Prescription Drug, Improvement and Modernization Act of 2003 ("MMA") for employers that sponsor postretirement health care plans that provide prescription drug benefits. MMA introduced a new prescription drug benefit under Medicare that will go into effect in 2006 and also includes a Federal subsidy payable to plan sponsors equal to 28% of certain prescription drug benefits payable to

    Medicare-eligible retirees. The subsidy only is available to an employer that sponsors a retiree medical plan that includes a prescription drug benefit that is at least as valuable as (i.e., actuarially equivalent to) the new Medicare coverage. The subsidy is not subject to Federal income tax.

    Clarifying regulations are expected to be issued by the Centers for Medicare and Medicaid Services to address the interpretation and determination of actuarial equivalency under MMA. In accordance with the provisions of FSP 106-2, management and its actuarial advisors will re-evaluate actuarial equivalency as new information about its interpretation or determination become available. Management and its actuarial advisors have not as yet been able to conclude whether the prescription drug benefits provided under the Company's retiree medical plans are actuarially equivalent to the new Medicare prescription drug benefits for 2006 and future years. Consequently, measurements of the accumulated postretirement benefit obligation and net periodic postretirement benefit cost for these plans at and for the period ended December 31, 2004 do not reflect any amount associated with enactment of MMA, including the subsidy.

    Investments
    -----------

    The carrying values of fixed maturities identified as available for sale are reported at estimated fair value. Changes in estimated fair value are reported in comprehensive income. The amortized cost of fixed maturities is adjusted for impairments in value deemed to be other than temporary.

    Mortgage loans on real estate are stated at unpaid principal balances, net of unamortized discounts and valuation allowances. Valuation allowances are based on the present value of expected future cash flows discounted at the loan's original effective interest rate or on its collateral value if the loan is collateral dependent. However, if foreclosure is or becomes probable, the collateral value measurement method is used.

    Impaired mortgage loans without provision for losses are loans where the fair value of the collateral or the net present value of the expected future cash flows related to the loan equals or exceeds the recorded investment. Interest income earned on loans where the collateral value is used to measure impairment is recorded on a cash basis. Interest income on loans where the present value method is used to measure impairment is accrued on the net carrying value amount of the loan at the interest rate used to discount the cash flows. Changes in the present value attributable to changes in the amount or timing of expected cash flows are reported as investment gains or losses.

    Real estate held for the production of income, including real estate acquired in satisfaction of debt, is stated at depreciated cost less valuation allowances. At the date of foreclosure (including in-substance foreclosure), real estate acquired in satisfaction of debt is valued at estimated fair value. Impaired real estate is written down to fair value with the impairment loss being included in investment gains (losses), net.

    Depreciation of real estate held for production of income is computed using the straight-line method over the estimated useful lives of the properties, which generally range from 40 to 50 years.

    Real estate investments meeting the following criteria are classified as real estate held-for-sale:
       o Management having the authority to approve the action commits the organization to a plan to sell the property.
       o The property is available for immediate sale in its present condition subject only to terms that are usual and customary forthe sale of such assets.
       o An active program to locate a buyer and other actions required to complete the plan to sell the asset have been initiated and are continuing.
       o The sale of the asset is probable and transfer of the asset is expected to qualify for recognition as a completed sale within one year.
       o The asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value.
       o Actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

    Real estate held-for-sale is stated at depreciated cost less valuation allowances. Valuation allowances on real estate held-for-sale are computed using the lower of depreciated cost or current estimated fair value, net of disposition costs. Depreciation is discontinued on real estate held-for-sale.

    Real estate held-for-sale is included in the Other assets line in the consolidated balance sheets. The results of operations for real estate held-for-sale in each of the three years ended December 31, 2004 were not significant.

    Valuation allowances are netted against the asset categories to which they apply.

    Policy loans are stated at unpaid principal balances.

    Partnerships, investment companies and joint venture interests in which the Company has control and a majority economic interest (that is, greater than 50% of the economic return generated by the entity) or those that meet FIN No. 46(R) requirements for consolidation are consolidated; those in which the Company does not have control and a majority economic interest and those that do not meet FIN No. 46(R) requirements for consolidation are reported on the equity basis of accounting and are included either with equity real estate or other equity investments, as appropriate.

    Equity securities include common stock and non-redeemable preferred stock classified as either trading or available for sale securities, are carried at estimated fair value and are included in other equity investments.

    Short-term investments are stated at amortized cost, which approximates fair value, and are included with other invested assets.

    Cash and cash equivalents includes cash on hand, amounts due from banks and highly liquid debt instruments purchased with an original maturity of three months or less.

    All securities owned as well as United States government and agency securities, mortgage-backed securities, futures and forwards transactions are recorded in the consolidated financial statements on a trade date basis.

    Net Investment Income, Investment Gains (Losses), Net and Unrealized Investment Gains (Losses)
    --------------------------------------------------------------------

    Net investment income and realized investment gains (losses), net (together "investment results") related to certain participating group annuity contracts which are passed through to the contractholders are offset by amounts reflected as interest credited to policyholders' account balances.

    Realized investment gains (losses) are determined by identification with the specific asset and are presented as a component of revenue. Changes in the valuation allowances are included in investment gains or losses.

    Realized and unrealized holding gains (losses) on trading securities are reflected in net investment income.

    Unrealized investment gains and losses on fixed maturities and equity securities available for sale held by the Company are accounted for as a separate component of accumulated comprehensive income, net of related deferred income taxes, amounts attributable to Other Discontinued Operations, Closed Block policyholders dividend obligation, participating group annuity contracts and deferred policy acquisition costs ("DAC") related to universal life and investment-type products and participating traditional life contracts.

    Recognition of Insurance Income and Related Expenses
    ----------------------------------------------------

    Premiums from universal life and investment-type contracts are reported as deposits to policyholders' account balances. Revenues from these contracts consist of amounts assessed during the period against policyholders' account balances for mortality charges, policy administration charges and surrender charges. Policy benefits and claims that are charged to expense include benefit claims incurred in the period in excess of related policyholders' account balances.

    Premiums from participating and non-participating traditional life and annuity policies with life contingencies generally are recognized as income when due. Benefits and expenses are matched with such income so as to result in the recognition of profits over the life of the contracts. This match is accomplished by means of the provision for liabilities for future policy benefits and the deferral and subsequent amortization of policy acquisition costs.

    For contracts with a single premium or a limited number of premium payments due over a significantly shorter period than the total period over which benefits are provided, premiums are recorded as income when due with any excess profit deferred and recognized in income in a constant relationship to insurance in-force or, for annuities, the amount of expected future benefit payments.

    Premiums from individual health contracts are recognized as income over the period to which the premiums relate in proportion to the amount of insurance protection provided.

    Deferred Policy Acquisition Costs
    ---------------------------------

    Acquisition costs that vary with and are primarily related to the acquisition of new and renewal insurance business, including commissions, underwriting, agency and policy issue expenses, are deferred. DAC is subject to recoverability testing at the time of policy issue and loss recognition testing at the end of each accounting period.

    For universal life products and investment-type products, DAC is amortized over the expected total life of the contract group as a constant percentage of estimated gross profits arising principally from investment results, Separate Account fees, mortality and expense margins and surrender charges based on historical and anticipated future experience, updated at the end of each accounting period. The effect on the amortization of DAC of revisions to estimated gross profits is reflected in earnings in the period such estimated gross profits are revised. A decrease in expected gross profits would accelerate DAC amortization. Conversely, an increase in expected gross profits would slow DAC amortization. The effect on the DAC asset that would result from realization of unrealized gains (losses) is recognized with an offset to accumulated comprehensive income in consolidated shareholders' equity as of the balance sheet date.

    A significant assumption in the amortization of DAC on variable and interest-sensitive life insurance and variable annuities relates to projected future Separate Account performance. Expected future gross profit assumptions related to Separate Account performance are set by management using a long-term view of expected average market returns by applying a reversion to the mean approach. In applying this approach to develop estimates of future returns, it is assumed that the market will return to an average gross long-term return estimate, developed with reference to historical long-term equity market performance and subject to assessment of the reasonableness of resulting estimates of future return assumptions. For purposes of making this reasonableness assessment, management has set limitations as to maximum and minimum future rate of return assumptions, as well as a limitation on the duration of use of these maximum or minimum rates of return. Currently, the average gross long-term annual return estimate is 9.0% (6.95% net of product weighted average Separate Account fees), and the gross maximum and minimum annual rate of return limitations are 15.0% (12.95% net of product weighted average Separate Account fees) and 0% (-2.05% net of product weighted average Separate Account fees), respectively. The maximum duration over which these rate limitations may be applied is 5 years. This approach will continue to be applied in future periods. If actual market returns continue at levels that would result in assuming future market returns of 15% for more than 5 years in order to reach the average gross long-term return estimate, the application of the 5 year maximum duration limitation would result in an acceleration of DAC amortization. Conversely, actual market returns resulting in assumed future market returns of 0% for more than 5 years would result in a required deceleration of DAC amortization. As of December 31, 2004, current projections of future average gross market returns assume a 2.3% return for 2005, which is within the maximum and minimum limitations, and assume a reversion to the mean of 9.0% after 1.5 years.

    In addition, projections of future mortality assumptions related to variable and interest-sensitive life products are based on a long-term average of actual experience. This assumption is updated quarterly to reflect recent experience as it emerges. Improvement of life mortality in future periods from that currently projected would result in future deceleration of DAC amortization. Conversely, deterioration of life mortality in future periods from that currently projected would result in future acceleration of DAC amortization. Generally, life mortality experience has been improving in recent years.

    Other significant assumptions underlying gross profit estimates relate to contract persistency and general account investment spread.

    For participating traditional life policies (substantially all of which are in the Closed Block), DAC is amortized over the expected total life of the contract group as a constant percentage based on the present value of the estimated gross margin amounts expected to be realized over the life of the contracts using the expected investment yield. At December 31, 2004, the average rate of assumed investment yields, excluding policy loans, was 7.0% grading to 6.3% over 10 years. Estimated gross margin includes anticipated premiums and investment results less claims and administrative expenses, changes in the net level premium reserve and expected annual policyholder dividends. The effect on the amortization of DAC of revisions to estimated gross margins is reflected in earnings in the period such estimated gross margins are revised. The effect on the DAC asset that would result from realization of unrealized gains (losses) is recognized with an offset to accumulated comprehensive income in consolidated shareholders' equity as of the balance sheet date.

    For non-participating traditional life policies, DAC is amortized in proportion to anticipated premiums. Assumptions as to anticipated premiums are estimated at the date of policy issue and are consistently applied during the life of the contracts. Deviations from estimated experience are reflected in earnings in the period such deviations occur. For these contracts, the amortization periods generally are for the total life of the policy.

    Policyholders' Account Balances and Future Policy Benefits
    ----------------------------------------------------------

    Policyholders' account balances for universal life and investment-type contracts are equal to the policy account values. The policy account values represent an accumulation of gross premium payments plus credited interest less expense and mortality charges and withdrawals.

    AXA Equitable issues certain variable annuity products with a Guaranteed Minimum Death Benefit ("GMDB") feature. AXA Equitable also issues certain variable annuity products that contain a Guaranteed Minimum Income Benefit ("GMIB") feature which, if elected by the policyholder after a stipulated waiting period from contract issuance, guarantees a minimum lifetime annuity based on predetermined annuity purchase rates that may be in excess of what the contract account value can purchase at then-current annuity purchase rates. This minimum lifetime annuity is based on predetermined annuity purchase rates applied to a guaranteed minimum income benefit base. The risk associated with the GMDB and GMIB features is that a protracted under-performance of the financial markets could result in GMDB and GMIB benefits being higher than what accumulated policyholder account balances would support. Reserves for GMDB and GMIB obligations are calculated on the basis of actuarial assumptions related to projected benefits and related contract charges generally over the lives of the contracts using assumptions consistent with those used in estimating gross profits for purposes of amortizing DAC. The determination of this estimated liability is based on models which involve numerous estimates and subjective judgments, including those regarding expected market rates of return and volatility, contract surrender rates, mortality experience, and, for GMIB, GMIB election rates. Assumptions regarding Separate Account performance used for purposes of this calculation are set using a long-term view of expected average market returns by applying a reversion to the mean approach, consistent with that used for DAC amortization. There can be no assurance that ultimate actual experience will not differ from management's estimates.

    Reinsurance contracts covering GMIB exposure are considered derivatives under SFAS No. 133 and, therefore, are required to be reported in the balance sheet at their fair value. GMIB reinsurance fair values are reported in the consolidated balance sheets in Other assets. Changes in GMIB reinsurance fair values are reflected in Commissions, fees and other income in the consolidated statements of earnings. Since there is no readily available market for GMIB reinsurance contracts, the determination of their fair values is based on models which involve numerous estimates and subjective judgments including those regarding expected market rates of return and volatility, GMIB election rates, contract surrender rates and mortality experience. There can be no assurance that ultimate actual experience will not differ from management's estimates.

    For reinsurance contracts other than those covering GMIB exposure, reinsurance recoverable balances are calculated using methodologies and assumptions that are consistent with those used to calculate the direct liabilities.

    For participating traditional life policies, future policy benefit liabilities are calculated using a net level premium method on the basis of actuarial assumptions equal to guaranteed mortality and dividend fund interest rates. The liability for annual dividends represents the accrual of annual dividends earned. Terminal dividends are accrued in proportion to gross margins over the life of the contract.

    For non-participating traditional life insurance policies, future policy benefit liabilities are estimated using a net level premium method on the basis of actuarial assumptions as to mortality, persistency and interest established at policy issue. Assumptions established at policy issue as to mortality and persistency are based on the Insurance Group's experience that, together with interest and expense assumptions, includes a margin for adverse deviation. When the liabilities for future policy benefits plus the present value of expected future gross premiums for a product are insufficient to provide for expected future policy benefits and expenses for that product, DAC is written off and thereafter, if required, a premium deficiency reserve is established by a charge to earnings. Benefit liabilities for traditional annuities during the accumulation period are equal to accumulated contractholders' fund balances and, after annuitization, are equal to the present value of expected future payments. Interest rates used in establishing such liabilities range from 2.0% to 10.9% for life insurance liabilities and from 2.25% to 8.85% for annuity liabilities.

    Individual health benefit liabilities for active lives are estimated using the net level premium method and assumptions as to future morbidity, withdrawals and interest. Benefit liabilities for disabled lives are estimated using the present value of benefits method and experience assumptions as to claim terminations, expenses and interest. While management believes its disability income ("DI") reserves have been calculated on a reasonable basis and are adequate, there can be no assurance reserves will be sufficient to provide for future liabilities.

    Claim reserves and associated liabilities net of reinsurance ceded for individual DI and major medical policies were $71.7 million and $69.9 million at December 31, 2004 and 2003, respectively. At December 31, 2004 and 2003, respectively, $1,081.5 million and $1,069.8 million of DI reserves and associated liabilities were ceded through indemnity reinsurance agreements with a singular reinsurance group (see Note 12). Incurred benefits (benefits paid plus changes in claim reserves) and benefits paid for individual DI and major medical policies are summarized as follows:

                                                                  2004               2003                2002
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)
        Incurred benefits related to current year..........  $        35.0       $       33.8       $       36.6
        Incurred benefits related to prior years...........           12.8               (2.8)              (6.3)
                                                            -----------------   ----------------   -----------------
        Total Incurred Benefits............................  $        47.8       $       31.0       $       30.3
                                                            =================   ================   =================

        Benefits paid related to current year..............  $        12.9       $       12.1       $       11.5
        Benefits paid related to prior years...............           33.1               34.9               37.2
                                                            -----------------   ----------------   -----------------
        Total Benefits Paid................................  $        46.0       $       47.0       $       48.7
                                                            =================   ================   =================

    Policyholders' Dividends
    ------------------------

    The amount of policyholders' dividends to be paid (including dividends on policies included in the Closed Block) is determined annually by AXA Equitable's board of directors. The aggregate amount of policyholders' dividends is related to actual interest, mortality, morbidity and expense experience for the year and judgment as to the appropriate level of statutory surplus to be retained by AXA Equitable.

    At December 31, 2004, participating policies, including those in the Closed Block, represent approximately 16.5% ($32.6 billion) of directly written life insurance in-force, net of amounts ceded.

    Separate Accounts
    -----------------

    Generally, Separate Accounts established under New York State Insurance Law generally are not chargeable with liabilities that arise from any other business of the Insurance Group. Separate Accounts assets are subject to General Account claims only to the extent Separate Accounts assets exceed Separate Accounts liabilities. Assets and liabilities of the Separate Accounts represent the net deposits and accumulated net investment earnings less fees, held primarily for the benefit of contractholders, and for which the Insurance Group does not bear the investment risk. Separate Accounts' assets and liabilities are shown on separate lines in the consolidated balance sheets. Assets held in the Separate Accounts are carried at quoted market values or, where quoted values are not readily available, at estimated fair values as determined by the Insurance Group. The assets and liabilities of three Separate Accounts are presented and accounted for as General Account assets and liabilities due to the fact that not all of the investment performance in those Separate Accounts is passed through to policyholders. Two of those Separate Accounts were reclassified to the general account in connection with the adoption of SOP 03-1 as of January 1, 2004.

    The investment results of Separate Accounts on which the Insurance Group does not bear the investment risk are reflected directly in Separate Accounts liabilities and are not reported in revenues in the consolidated statements of earnings. For 2004, 2003 and 2002, investment results of such Separate Accounts were gains (losses) of $2,191.4 million, $(466.2) million and $(4,740.7) million, respectively.

    Deposits to Separate Accounts are reported as increases in Separate Accounts liabilities and are not reported in revenues. Mortality, policy administration and surrender charges on all Separate Accounts are included in revenues.

    Recognition of Investment Management Revenues and Related Expenses
    ------------------------------------------------------------------

    Commissions, fees and other income principally include Investment Management advisory and service fees. Investment Management advisory and services base fees, generally calculated as a percentage, referred to as "basis points", of assets under management for clients, are recorded as revenue as the related services are performed; they include brokerage transactions charges of Sanford C. Bernstein & Co., LLC ("SCB LLC"), a wholly owned subsidiary of Alliance, for certain private client transactions and institutional investment management client transactions. Certain investment advisory contracts provide for a performance fee in addition to or in lieu of a base fee that is calculated as either a percentage of absolute investment results or a percentage of the related investment results in excess of a stated benchmark over a specified period of time. Performance fees are recorded as revenue at the end of the measurement period. Institutional research services revenue consists of brokerage transaction charges received by SCB LLC and Sanford C. Bernstein Limited, a wholly owned subsidiary of Alliance, for in-depth research and other services provided to institutional investors. Brokerage transaction charges earned and related expenses are recorded on a trade date basis. Brokerage transaction charges earned and related expenses are recorded on a trade date basis. Distribution revenues and shareholder servicing fees are accrued as earned.

    Sales commissions paid to financial intermediaries in connection with the sale of shares of open-end Alliance mutual funds sold without a front-end sales charge are capitalized as deferred sales commissions and amortized over periods not exceeding five and one-half years, the periods of time during which deferred sales commissions are generally recovered from distribution services fees received from those funds and from contingent deferred sales charges ("CDSC") received from shareholders of those funds upon the redemption of their shares. CDSC cash recoveries are recorded as reductions in unamortized deferred sales commissions when received. At December 31, 2004 and

    2003, respectively, net deferred sales commissions totaled $254.5 million and $387.2 million and are included within Other assets. The estimated amortization expense of deferred sales commission, based on December 31, 2004 net balance for each of the next five years is approximately $20.7 million.

    Alliance's management tests the deferred sales commission asset for recoverability quarterly, or more often when events or changes in circumstances occur that could significantly increase the risk of impairment of the asset. Alliance's management determines recoverability by estimating undiscounted future cash flows to be realized from this asset, as compared to its recorded amount, as well as the estimated remaining life of the deferred sales commission asset over which undiscounted future cash flows are expected to be received. Undiscounted future cash flows consist of ongoing distribution services fees and CDSC. Distribution services fees are calculated as a percentage of average assets under management related to back-end load shares. CDSC is based on the lower of cost or current value, at the time of redemption, of back-end load shares redeemed and the point at which redeemed during the applicable minimum holding period under the mutual fund distribution system.

    Significant assumptions utilized to estimate future average assets under management of back-end load shares include expected future market levels and redemption rates. Market assumptions are selected using a long-term view of expected average market returns based on historical returns of broad market indices. Future redemption rate assumptions are determined by reference to actual redemption experience over the last five years. These assumptions are updated periodically. Estimates of undiscounted future cash flows and the remaining life of the deferred sales commission asset are made from these assumptions. Alliance's management considers the results of these analyses performed at various dates. If Alliance's management determines in the future that the deferred sales commission asset is not recoverable, an impairment condition would exist and a loss would be measured as the amount by which the recorded amount of the asset exceeds its estimated fair value. Estimated fair value is determined using Alliance's management's best estimate of future cash flows discounted to a present value amount.

    Other Accounting Policies
    -------------------------

    In accordance with regulations of the Securities and Exchange Commission ("SEC"), securities with a fair value of $1.49 billion and $1.29 billion have been segregated in a special reserve bank custody account at December 31, 2004 and 2003, respectively for the exclusive benefit of securities broker-dealer or brokerage customers under Rule 15c3-3 under the Securities Exchange Act of 1934, as amended.

    Intangible assets related to the Bernstein acquisition include costs assigned to contracts of businesses acquired. These costs continue to be amortized on a straight-line basis over estimated useful lives of twenty years. Other intangible assets are amortized on a straight-line basis over their estimated useful lives of twenty years.

    Capitalized internal-use software is amortized on a straight-line basis over the estimated useful life of the software.

    The Holding Company and certain of its consolidated subsidiaries, including the Company, file a consolidated Federal income tax return. Current Federal income taxes are charged or credited to operations based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year. Deferred income tax assets and liabilities are recognized based on the difference between financial statement carrying amounts and income tax bases of assets and liabilities using enacted income tax rates and laws.

    Minority interest subject to redemption rights represents the remaining 16.3 million of private Alliance Units issued to former Bernstein shareholders in connection with Alliance's acquisition of Bernstein. The Holding Company agreed to provide liquidity to these former Bernstein shareholders after a two-year lock-out period which ended October 2002. The Company acquired
    16.32 million of the former Bernstein shareholders' Alliance Units in 2004. The outstanding 16.3 million Alliance Units may be sold to the Holding Company at the prevailing market price over the remaining five years ending in 2009.

    Generally, not more than 20% of the original Alliance Units issued to the former Bernstein shareholders may be put to the Holding Company in any one annual period.

    The Company accounts for its stock option plans and other stock-based compensation plans in accordance with the provisions of Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees," and related interpretations. In accordance with the opinion, stock option awards result in compensation expense only if the current market price of the underlying stock exceeds the option strike price at the grant date. See Note 21 of Notes to Consolidated Financial Statements for the pro forma disclosures required by SFAS No. 123, "Accounting for Stock-Based Compensation," and SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure".

3)  INVESTMENTS

    The following tables provide additional information relating to fixed maturities and equity securities:

                                                               GROSS              GROSS
                                          AMORTIZED          UNREALIZED         UNREALIZED          ESTIMATED
                                             COST              GAINS              LOSSES            FAIR VALUE
                                        ---------------   -----------------  -----------------   ---------------
                                                                     (IN MILLIONS)
    DECEMBER 31, 2004
    Fixed Maturities:
      Available for Sale:
        Corporate.....................   $    22,285.8     $    1,684.3       $       45.3       $   23,924.8
        Mortgage-backed...............         3,472.4             47.7                9.7            3,510.4
        U.S. Treasury, government
          and agency securities.......           964.1             54.9                1.3            1,017.7
        States and political
          subdivisions................           187.1             20.6                 .8              206.9
        Foreign governments...........           245.1             47.2                 .1              292.2
        Redeemable preferred stock....         1,623.1            151.4                4.2            1,770.3
                                        ----------------- -----------------  -----------------  ----------------
          Total Available for Sale....   $    28,777.6     $    2,006.1       $       61.4       $   30,722.3
                                        ================= =================  =================  ================
    Equity Securities:
      Available for sale..............   $         1.0     $        1.2       $         .1       $        2.1
      Trading securities..............              .4              1.0                 .2                1.2
                                        ----------------- -----------------  -----------------  ----------------
    Total Equity Securities...........   $         1.4     $        2.2       $         .3       $        3.3
                                        ================= =================  =================  ================
    December 31, 2003
    Fixed Maturities:
      Available for Sale:
        Corporate.....................   $    20,653.7     $    1,726.2       $       84.7       $   22,295.2
        Mortgage-backed...............         3,837.0             57.0               17.4            3,876.6
        U.S. Treasury, government
          and agency securities.......           812.3             58.7                 .5              870.5
        States and political
          subdivisions................           188.2             14.1                2.0              200.3
        Foreign governments...........           248.4             45.9                 .3              294.0
        Redeemable preferred stock....         1,412.0            151.1                4.2            1,558.9
                                        ----------------- -----------------  -----------------  ----------------
          Total Available for Sale....   $    27,151.6     $    2,053.0       $      109.1       $   29,095.5
                                        ================= =================  =================  ================
    Equity Securities:
      Available for sale..............   $        11.6     $        1.2       $         .2       $       12.6
      Trading securities..............             1.9               .6                1.5                1.0
                                        ----------------- -----------------  -----------------  ----------------
    Total Equity Securities...........   $        13.5     $        1.8       $        1.7       $       13.6
                                        ================= =================  =================  ================


    For publicly-traded fixed maturities and equity securities, estimated fair value is determined using quoted market prices. For fixed maturities without a readily ascertainable market value, the Company determines estimated fair values using a discounted cash flow approach, including provisions for credit risk, generally based on the assumption such securities will be held to maturity. Such estimated fair values do not necessarily represent the values for which these securities could have been sold at the dates of the consolidated balance sheets. At December 31, 2004 and 2003, securities without a readily ascertainable market value having an amortized cost of $4,138.7 million and $4,462.1 million, respectively, had estimated fair values of $4,446.0 million and $4,779.6 million, respectively.

    The contractual maturity of bonds at December 31, 2004 is shown below:

                                                                                        AVAILABLE FOR SALE
                                                                                ------------------------------------
                                                                                   AMORTIZED          ESTIMATED
                                                                                     COST             FAIR VALUE
                                                                                ----------------   -----------------
                                                                                           (IN MILLIONS)

        Due in one year or less................................................  $      878.8       $      895.5
        Due in years two through five..........................................       5,162.9            5,512.4
        Due in years six through ten...........................................      10,355.1           11,145.6
        Due after ten years....................................................       7,285.3            7,888.1
        Mortgage-backed securities.............................................       3,472.4            3,510.4
                                                                                ----------------   -----------------
        Total..................................................................  $   27,154.5       $   28,952.0
                                                                                ================   =================

    Bonds not due at a single maturity date have been included in the above table in the year of final maturity. Actual maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

    The Company's management, with the assistance of its investment advisors, monitors the investment performance of its portfolio. This review process culminates with a quarterly review of certain assets by the Insurance Group's Investments Under Surveillance Committee that evaluates whether any investments are other than temporarily impaired. The review considers an analysis of individual credit metrics of each issuer as well as industry fundamentals and the outlook for the future. Based on the analysis, a determination is made as to the ability of the issuer to service its debt obligations on an ongoing basis. If this ability is deemed to be impaired, then the appropriate provisions are taken.

    The following table discloses fixed maturities (636 issues) that have been in a continuous unrealized loss position for less than a twelve month period and greater than a twelve month period as of December 31, 2004:

                                  LESS THAN 12 MONTHS             12 MONTHS OR LONGER                   TOTAL
                             -------------------------------  ----------------------------   ----------------------------
                                                   GROSS                         GROSS                          GROSS
                                ESTIMATED       UNREALIZED     ESTIMATED      UNREALIZED      ESTIMATED      UNREALIZED
                                FAIR VALUE        LOSSES       FAIR VALUE       LOSSES        FAIR VALUE       LOSSES
                             --------------- ---------------  -------------  -------------   -------------  -------------
                                                                    (IN MILLIONS)

   Fixed Maturities:
     Corporate.............  $     1,709.6   $       20.0     $      545.4   $       25.3    $    2,255.0    $      45.3
     Mortgage-backed.......          776.5            8.5             69.6            1.2           846.1            9.7
     U.S. Treasury,
       Government and
       Agency securities...          138.4            1.1              4.8             .2           143.2            1.3
     States and political
       Subdivisions........            -              -               19.4             .8            19.4             .8
     Foreign governments...            5.0             .1              -              -               5.0             .1
     Redeemable
       Preferred stock.....           58.0            3.5             14.3             .7            72.3            4.2
                             --------------- ---------------  -------------  -------------   -------------  ------------
   Total Temporarily
     Impaired Securities ..  $     2,687.5   $       33.2     $      653.5   $       28.2    $    3,341.0   $       61.4
                             =============== ===============  =============  =============   =============  ============

    The Insurance Group's fixed maturity investment portfolio includes corporate high yield securities consisting of public high yield bonds, redeemable preferred stocks and directly negotiated debt in leveraged buyout transactions. The Insurance Group seeks to minimize the higher than normal credit risks associated with such securities by monitoring concentrations in any single issuer or a particular industry group. These corporate high yield securities are classified as other than investment grade by the various rating agencies, i.e., a rating below Baa3/BBB- or National Association of Insurance Commissioners ("NAIC") designation of 3 (medium grade), 4 or 5 (below investment grade) or 6 (in or near default). At December 31, 2004, approximately $987.3 million or 3.6% of the $27,154.5 million aggregate amortized cost of bonds held by the Company was considered to be other than investment grade.

    At December 31, 2004, the carrying value of fixed maturities which are non-income producing for the twelve months preceding the consolidated balance sheet date was $15.5 million.

    The Insurance Group holds equity in limited partnership interests and other equity method investments that primarily invest in securities considered to be other than investment grade. The carrying values at December 31, 2004 and 2003 were $891.0 million and $775.5 million, respectively.

    The payment terms of mortgage loans on real estate may from time to time be restructured or modified. The investment in restructured mortgage loans on real estate, based on amortized cost, amounted to $17.6 million and $122.4 million at December 31, 2004 and 2003, respectively. Gross interest income on these loans included in net investment income aggregated $6.9 million, $7.8 million and $5.3 million in 2004, 2003 and 2002, respectively. Gross interest income on restructured mortgage loans on real estate that would have been recorded in accordance with the original terms of such loans amounted to $8.5 million, $10.0 million and $6.8 million in 2004, 2003 and 2002, respectively.

    Impaired mortgage loans along with the related investment valuation allowances for losses follow:

                                                                                     DECEMBER 31,
                                                                       ----------------------------------------
                                                                              2004                 2003
                                                                       -------------------  -------------------
                                                                                    (IN MILLIONS)
    Impaired mortgage loans with investment valuation allowances......   $         89.4       $        149.4
    Impaired mortgage loans without investment valuation allowances...             10.7                 29.1
                                                                       -------------------  -------------------
    Recorded investment in impaired mortgage loans....................            100.1                178.5
    Investment valuation allowances...................................            (11.3)               (18.8)
                                                                       -------------------  -------------------
    Net Impaired Mortgage Loans.......................................   $         88.8       $        159.7
                                                                       ===================  ===================

    During 2004, 2003 and 2002, respectively, the Company's average recorded investment in impaired mortgage loans was $148.3 million, $180.9 million and $138.1 million. Interest income recognized on these impaired mortgage loans totaled $11.4 million, $12.3 million and $10.0 million for 2004, 2003 and 2002, respectively.

    Mortgage loans on real estate are placed on nonaccrual status once management believes the collection of accrued interest is doubtful. Once mortgage loans on real estate are classified as nonaccrual loans, interest income is recognized under the cash basis of accounting and the resumption of the interest accrual would commence only after all past due interest has been collected or the mortgage loan on real estate has been restructured to where the collection of interest is considered likely. At December 31, 2004 and 2003, respectively, the carrying value of mortgage loans on real estate that had been classified as nonaccrual loans was $79.2 million and $143.2 million.

    The Insurance Group's investment in equity real estate is through direct ownership and through investments in real estate joint ventures. At December 31, 2004 and 2003, the carrying value of equity real estate held-for-sale amounted to zero and $56.9 million, respectively. For 2004, 2003 and 2002, respectively, real estate of zero, $2.8 million and $5.6 million was acquired in satisfaction of debt. At December 31, 2004 and 2003, the Company owned $221.0 million and $275.8 million, respectively, of real estate acquired in satisfaction of debt of which $2.2 million and $3.6 million, respectively, are held as real estate joint ventures.

    Accumulated depreciation on real estate was $207.5 million and $189.6 million at December 31, 2004 and 2003, respectively. Depreciation expense on real estate totaled $20.8 million, $38.8 million and $18.0 million for 2004, 2003 and 2002, respectively.

    Investment valuation allowances for mortgage loans and equity real estate and changes thereto follow:

                                                                   2004              2003                2002
                                                            ----------------    ----------------   -----------------
                                                                                 (IN MILLIONS)
    Balances, beginning of year..........................   $        20.5       $       55.0       $       87.6
    Additions charged to income..........................             3.9               12.2               32.5
    Deductions for writedowns and
      asset dispositions.................................           (13.1)             (15.2)             (65.1)
    Deduction for transfer of real estate held-for-sale
      to real estate held for the production of income...             -                (31.5)               -
                                                            ----------------    ----------------   -----------------
    Balances, End of Year................................   $        11.3       $       20.5       $       55.0
                                                            ================    ================   =================

    Balances, end of year comprise:
      Mortgage loans on real estate......................   $        11.3       $       18.8       $       23.4
      Equity real estate.................................             -                  1.7               31.6
                                                            ----------------    ----------------   -----------------
    Total................................................   $        11.3       $       20.5       $       55.0
                                                            ================    ================   =================

4)  EQUITY METHOD INVESTMENTS

    Included in equity real estate or other equity investments, as appropriate, is the Company's interest in real estate joint ventures, limited partnership interests and investment companies accounted for under the equity method with a total carrying value of $1,008.2 million and $896.9 million, respectively, at December 31, 2004 and 2003. The Company's total equity in net earnings (losses) for these real estate joint ventures and limited partnership interests was $66.2 million, $4.3 million and $(18.3) million, respectively, for 2004, 2003 and 2002.

    Summarized below is the combined financial information only for those real estate joint ventures and for those limited partnership interests accounted for under the equity method in which the Company has an investment of $10.0 million or greater and an equity interest of 10% or greater (6 and 6 individual ventures at December 31, 2004 and 2003, respectively) and the Company's carrying value and equity in net earnings for those real estate joint ventures and limited partnership interests:

                                                                                        DECEMBER 31,
                                                                            ------------------------------------
                                                                                  2004                2003
                                                                            ----------------   -----------------
                                                                                         (IN MILLIONS)
    BALANCE SHEETS
    Investments in real estate, at depreciated cost........................  $       537.1      $       551.6
    Investments in securities, generally at estimated fair value...........          162.4              204.8
    Cash and cash equivalents..............................................           13.5               37.6
    Other assets...........................................................           23.0               22.8
                                                                            ----------------   -----------------
    Total Assets...........................................................  $       736.0      $       816.8
                                                                            ================   =================

    Borrowed funds - third party...........................................  $       254.3      $       259.7
    Other liabilities......................................................           17.4               19.5
                                                                            ----------------   -----------------
    Total liabilities......................................................          271.7              279.2
                                                                            ----------------   -----------------

    Partners' capital......................................................          464.3              537.6
                                                                            ----------------   -----------------
    Total Liabilities and Partners' Capital................................  $       736.0      $       816.8
                                                                            ================   =================

    The Company's Carrying Value in These Entities Included Above..........  $       168.8      $       168.8
                                                                            ================   =================

                                                              2004               2003                2002
                                                        -----------------   ----------------   -----------------
                                                                              (IN MILLIONS)
    STATEMENTS OF EARNINGS
    Revenues of real estate joint ventures.............  $        95.2       $       95.6       $       98.4
    Net revenues (losses) of
      other limited partnership interests..............           19.8               26.0              (23.2)
    Interest expense - third party.....................          (16.9)             (18.0)             (19.8)
    Other expenses.....................................          (64.0)             (61.7)             (59.3)
                                                        -----------------   ----------------   -----------------
    Net Earnings (Losses)..............................  $        34.1       $       41.9       $       (3.9)
                                                        =================   ================   =================

    The Company's Equity in Net Earnings of These
      Entities Included Above..........................  $        11.0       $        5.0       $       12.8
                                                        =================   ================   =================

5)  NET INVESTMENT INCOME AND INVESTMENT GAINS (LOSSES)

    The sources of net investment income follows:

                                                              2004               2003                2002
                                                        -----------------   ----------------   -----------------
                                                                             (IN MILLIONS)
    Fixed maturities...................................  $     1,879.5       $    1,792.6       $    1,755.4
    Mortgage loans on real estate......................          249.6              279.5              314.8
    Equity real estate.................................          124.8              136.9              153.7
    Other equity investments...........................           78.4               49.3              (45.4)
    Policy loans.......................................          251.0              260.1              269.4
    Other investment income............................           92.0               66.8              114.1
                                                        -----------------   ----------------   -----------------

      Gross investment income..........................        2,675.3            2,585.2            2,562.0

      Investment expenses..............................         (173.9)            (198.3)            (184.8)
                                                        -----------------   ----------------   -----------------

    Net Investment Income..............................  $     2,501.4       $    2,386.9       $    2,377.2
                                                        =================   ================   =================

    Investment gains (losses) by investment category, including changes in the valuation allowances, follow:

                                                              2004               2003                2002
                                                        -----------------   ----------------   -----------------
                                                                             (IN MILLIONS)
    Fixed maturities...................................  $        26.3       $     (100.7)      $     (374.3)
    Mortgage loans on real estate......................             .2                1.3                3.7
    Equity real estate.................................           11.6               26.8              101.5
    Other equity investments...........................           24.4                2.0                3.3
    Issuance and sales of Alliance Units...............            -                  -                   .5
    Other..............................................            2.5                8.3              (13.2)
                                                        -----------------   ----------------   -----------------
      Investment gains (losses), net...................  $        65.0       $      (62.3)      $     (278.5)
                                                        =================   ================   =================

    Writedowns of fixed maturities amounted to $36.4 million, $193.2 million and $312.8 million for 2004, 2003 and 2002, respectively. Writedowns of mortgage loans on real estate and equity real estate amounted to $10.3 million and zero, respectively, for 2004 and $5.2 million and zero, respectively, for 2003.

    For 2004, 2003 and 2002, respectively, proceeds received on sales of fixed maturities classified as available for sale amounted to $2,908.3 million, $4,773.5 million and $7,176.3 million. Gross gains of $47.7 million, $105.1 million and $108.4 million and gross losses of $9.7 million, $39.5 million and $172.9 million, respectively, were realized on these sales. The change in unrealized investment gains (losses) related to fixed maturities classified as available for sale for 2004, 2003 and 2002 amounted to $.8 million, $416.8 million and $1,047.8 million, respectively.

    In 2004, 2003 and 2002, respectively, net unrealized holding gains (losses) on trading account equity securities of $.3 million, $2.1 million, and $.5 million were included in net investment income in the consolidated statements of earnings. These trading securities had a carrying value of $1.2 million and $1.0 million and costs of $.4 million and $1.9 million at December 31, 2004 and 2003, respectively.

    For 2004, 2003 and 2002, investment results passed through to certain participating group annuity contracts as interest credited to policyholders' account balances amounted to $70.4 million, $76.5 million and $92.1 million, respectively.

    Net unrealized investment gains (losses) included in the consolidated balance sheets as a component of accumulated other comprehensive income and the changes for the corresponding years, including Other Discontinued Operations on a line-by-line basis, follow:

                                                              2004               2003                2002
                                                        -----------------   ----------------   -----------------
                                                                             (IN MILLIONS)
    Balance, beginning of year.........................  $       892.8       $      681.1       $      215.5
    Changes in unrealized investment gains (losses)....          (12.8)             440.8            1,049.9
    Changes in unrealized investment (gains) losses
      attributable to:
        Participating group annuity contracts,
           Closed Block policyholder dividend
           obligation and other........................           (1.5)             (53.0)            (157.3)
        DAC............................................           (2.5)             (65.7)            (174.1)
        Deferred income taxes..........................           (1.9)            (110.4)            (252.9)
                                                        -----------------   ----------------   -----------------
    Balance, End of Year...............................  $       874.1       $      892.8       $      681.1
                                                        =================   ================   =================

                                                                  2004                2003              2002
                                                         ----------------    -----------------  ----------------
                                                                               (IN MILLIONS)
    Balance, end of year comprises:
      Unrealized investment gains (losses) on:
        Fixed maturities...............................  $     2,003.2       $    2,015.7       $    1,572.0
        Other equity investments.......................            1.2                1.5               (1.5)
        Other..........................................          (28.1)             (28.1)             (22.2)
                                                         ----------------    -----------------  ----------------
          Total........................................        1,976.3            1,989.1            1,548.3
      Amounts of unrealized investment (gains) losses
        attributable to:
          Participating group annuity contracts,
            Closed Block policyholder dividend
            obligation and other.......................         (275.7)            (274.2)            (221.2)
          DAC..........................................         (342.2)            (339.7)            (274.0)
          Deferred income taxes........................         (484.3)            (482.4)            (372.0)
                                                         ----------------    -----------------  ----------------
    Total..............................................  $       874.1       $      892.8       $      681.1
                                                         ================    =================  ================

    Changes in unrealized gains (losses) reflect changes in fair value of only those fixed maturities and equity securities classified as available for sale and do not reflect any changes in fair value of policyholders' account balances and future policy benefits.

6)  ACCUMULATED OTHER COMPREHENSIVE INCOME

    Accumulated other comprehensive income represents cumulative gains and losses on items that are not reflected in earnings. The balances for the past three years follow:

                                                              2004               2003                2002
                                                        -----------------   ----------------   -----------------
                                                                             (IN MILLIONS)

    Unrealized gains on investments....................  $       874.1       $      892.8       $      681.1
                                                        -----------------   ----------------   -----------------
    Total Accumulated Other
      Comprehensive Income.............................  $       874.1       $      892.8       $      681.1
                                                        =================   ================   =================

    The components of other comprehensive income for the past three years follow:

                                                              2004               2003                2002
                                                        -----------------   ----------------   -----------------
                                                                             (IN MILLIONS)
    Net unrealized gains (losses) on investments:
      Net unrealized gains arising during
        the period.....................................  $        69.4       $      416.6       $    1,008.9
      (Gains) losses reclassified into net earnings
        during the period..............................          (82.2)              24.2               41.0
                                                        -----------------   ----------------   -----------------
    Net unrealized gains on investments................          (12.8)             440.8            1,049.9
    Adjustments for policyholders liabilities,
        DAC and deferred income taxes..................           (5.9)            (229.1)            (584.3)
                                                        -----------------   ----------------   -----------------

    Change in unrealized (losses) gains, net of
        adjustments....................................          (18.7)             211.7              465.6
    Change in minimum pension liability................            -                  -                   .1
                                                        -----------------   ----------------   -----------------
    Total Other Comprehensive (Loss) Income............  $       (18.7)      $      211.7       $      465.7
                                                        =================   ================   =================

 7) CLOSED BLOCK

    The excess of Closed Block liabilities over Closed Block assets (adjusted to exclude the impact of related amounts in accumulated other comprehensive income) represents the expected maximum future post-tax earnings from the Closed Block that would be recognized in income from continuing operations over the period the policies and contracts in the Closed Block remain in force. As of January 1, 2001, the Company has developed an actuarial calculation of the expected timing of the Closed Block earnings.

    If the actual cumulative earnings from the Closed Block are greater than the expected cumulative earnings, only the expected earnings will be recognized in net income. Actual cumulative earnings in excess of expected cumulative earnings at any point in time are recorded as a policyholder dividend obligation because they will ultimately be paid to Closed Block policyholders as an additional policyholder dividend unless offset by future performance that is less favorable than originally expected. If a policyholder dividend obligation has been previously established and the actual Closed Block earnings in a subsequent period are less than the expected earnings for that period, the policyholder dividend obligation would be reduced (but not below zero). If, over the period the policies and contracts in the Closed Block remain in force,

    Many expenses related to Closed Block operations, including amortization of DAC, are charged to operations outside of the Closed Block; accordingly, net revenues of the Closed Block do not represent the actual profitability of the Closed Block operations. Operating costs and expenses outside of the Closed Block are, therefore, disproportionate to the business outside of the Closed Block.

    Summarized financial information for the Closed Block is as follows:

                                                                             DECEMBER 31,         December 31,
                                                                                 2004                 2003
                                                                           -----------------    -----------------
                                                                                       (IN MILLIONS)

    CLOSED BLOCK LIABILITIES:
    Future policy benefits, policyholders' account balances and other....  $     8,911.5        $     8,972.1
    Policyholder dividend obligation.....................................          264.3                242.1
    Other liabilities....................................................          122.1                129.5
                                                                           -----------------    -----------------
    Total Closed Block liabilities.......................................        9,297.9              9,343.7
                                                                           -----------------    -----------------

    ASSETS DESIGNATED TO THE CLOSED BLOCK:
    Fixed maturities, available for sale, at estimated fair value
      (amortized cost of $5,488.6 and $5,061.0)..........................        5,823.2              5,428.5
    Mortgage loans on real estate........................................        1,098.8              1,297.6
    Policy loans.........................................................        1,322.5              1,384.5
    Cash and other invested assets.......................................           37.1                143.3
    Other assets.........................................................          187.0                199.2
                                                                           -----------------    -----------------
     Total assets designated to the Closed Block.........................        8,468.6              8,453.1
                                                                           -----------------    -----------------

    Excess of Closed Block liabilities over assets designated to
       the Closed Block..................................................          829.3                890.6

    Amounts included in accumulated other comprehensive income:
       Net unrealized investment gains, net of deferred income tax expense of $24.6 and $43.9 and policyholder dividend
         obligation of $264.3 and $242.1.................................           45.7                 81.6
                                                                           -----------------    -----------------

    Maximum Future Earnings To Be Recognized From Closed Block
       Assets and Liabilities............................................  $       875.0        $       972.2
                                                                           =================    =================


    Closed Block revenues and expenses were as follows:

                                                                2004               2003                 2002
                                                           ----------------   ----------------   --------------------
                                                                               (IN MILLIONS)

    REVENUES:
    Premiums and other income............................   $      471.0       $      508.5       $       543.8
    Investment income (net of investment
       expenses of $.3, $2.4, and $5.4)..................          554.8              559.2               582.4
    Investment gains (losses), net.......................           18.6              (35.7)              (47.0)
                                                           ----------------   ----------------   --------------------
    Total revenues.......................................        1,044.4            1,032.0             1,079.2
                                                           ----------------   ----------------   --------------------

    BENEFITS AND OTHER DEDUCTIONS:
    Policyholders' benefits and dividends................          887.3              924.5               980.2
    Other operating costs and expenses...................            3.5                4.0                 4.4
                                                           ----------------   ----------------   --------------------
    Total benefits and other deductions..................          890.8              928.5               984.6
                                                           ----------------   ----------------   --------------------

    Net revenues before income taxes.....................          153.6              103.5                94.6
    Income tax expense...................................          (56.4)             (37.5)              (34.7)
                                                           ----------------   ----------------   --------------------
    Net Revenues.........................................   $       97.2       $       66.0       $        59.9
                                                           ================   ================   ====================

    Reconciliation of the policyholder dividend obligation is as follows:

                                                                                       DECEMBER 31,
                                                                            ------------------------------------
                                                                                 2004                2003
                                                                            ----------------   -----------------
                                                                                       (IN MILLIONS)
    Balance at beginning of year...........................................  $       242.1      $       213.3
    Unrealized investment gains............................................           22.2               28.8
                                                                            ----------------   -----------------
    Balance at End of Year ................................................  $       264.3      $       242.1
                                                                            ================   =================

    Impaired mortgage loans along with the related investment valuation allowances follows:

                                                                                      DECEMBER 31,
                                                                           ------------------------------------
                                                                                2004                2003
                                                                           ----------------   -----------------
                                                                                      (IN MILLIONS)
    Impaired mortgage loans with investment valuation allowances...........  $        59.5      $        58.3
    Impaired mortgage loans without investment valuation allowances........            2.3                5.8
                                                                            ----------------   -----------------
    Recorded investment in impaired mortgage loans.........................           61.8               64.1
    Investment valuation allowances........................................           (4.2)              (3.7)
                                                                            ----------------   -----------------
    Net Impaired Mortgage Loans............................................  $        57.6      $        60.4
                                                                            ================   =================

    During 2004, 2003 and 2002, the Closed Block's average recorded investment in impaired mortgage loans was $64.2 million, $51.9 million and $26.0 million, respectively. Interest income recognized on these impaired mortgage loans totaled $4.7 million, $2.7 million and $2.1 million for 2004, 2003 and 2002, respectively.

    Valuation allowances amounted to $4.0 million and $3.6 million on mortgage loans on real estate and zero and $.1 million on equity real estate at December 31, 2004 and 2003, respectively. Writedowns of fixed maturities amounted to $10.8 million, $37.8 million and $40.0 million for 2004, 2003 and 2002, respectively.

8)  OTHER DISCONTINUED OPERATIONS

    Summarized financial information for Other Discontinued Operations follows:

                                                                                     DECEMBER 31,
                                                                          --------------------------------------
                                                                                2004                 2003
                                                                          -----------------    -----------------
                                                                                      (IN MILLIONS)
    BALANCE SHEETS
    Fixed maturities, available for sale, at estimated fair value
      (amortized cost of $643.6 and $644.7)..............................  $      702.1         $      716.4
    Equity real estate...................................................         190.1                198.2
    Mortgage loans on real estate........................................          21.4                 63.9
    Other equity investments.............................................           4.4                  7.5
    Other invested assets................................................            .3                   .2
                                                                          -----------------    -----------------
      Total investments..................................................         918.3                986.2
    Cash and cash equivalents............................................         150.2                 63.0
    Other assets.........................................................          33.3                110.9
                                                                          -----------------    -----------------
    Total Assets.........................................................  $    1,101.8         $    1,160.1
                                                                          =================    =================

    Policyholders liabilities............................................  $      844.6         $      880.3
    Allowance for future losses..........................................         132.7                173.4
    Other liabilities....................................................         124.5                106.4
                                                                          -----------------    -----------------
    Total Liabilities....................................................  $    1,101.8         $    1,160.1
                                                                          =================    =================

                                                              2004               2003                2002
                                                        -----------------   ----------------   -----------------
                                                                             (IN MILLIONS)
    STATEMENTS OF EARNINGS
    Investment income (net of investment
      expenses of $17.2, $21.0 and $18.1)..............  $        68.5       $       70.6       $       69.7
    Investment gains, net..............................            3.6                5.4               34.2
    Policy fees, premiums and other income.............            -                  -                   .2
                                                        -----------------   ----------------   -----------------
    Total revenues.....................................           72.1               76.0              104.1

    Benefits and other deductions......................          (99.4)              89.4               98.7
    (Losses charged) earnings credited  to allowance
      for future losses................................          (27.3)             (13.4)               5.4
                                                        -----------------   ----------------   -----------------
    Pre-tax loss from operations.......................            -                  -                  -
    Pre-tax earnings from releasing the allowance
      for future losses................................           12.0                5.2                8.7
    Income tax expense.................................           (4.1)              (1.8)              (3.1)
                                                        -----------------   ----------------   -----------------
    Earnings from Other
      Discontinued Operations..........................  $         7.9       $        3.4       $        5.6
                                                        =================   ================   =================

    The Company's quarterly process for evaluating the allowance for future losses applies the current period's results of discontinued operations against the allowance, re-estimates future losses and adjusts the allowance, if appropriate. Additionally, as part of the Company's annual planning process, investment and benefit cash flow projections are prepared. These updated assumptions and estimates resulted in a release of allowance in each of the three years presented.

    Valuation allowances of zero and $2.5 million on mortgage loans on real estate were held at December 31, 2004 and 2003, respectively. During 2004, 2003 and 2002, discontinued operations' average recorded investment in impaired mortgage loans was $8.4 million, $16.2 million and $25.3 million, respectively. Interest income recognized on these impaired mortgage loans totaled $1.0 million, $1.3 million and $2.5 million for 2004, 2003 and 2002, respectively.

9)  GMDB, GMIB, GMWB AND NO LAPSE GUARANTEES

    Variable Annuity Contracts - GMDB and GMIB

    The Company issues certain variable annuity contracts with GMDB and GMIB features that guarantee either:

    a) Return of Premium: the benefit is the greater of current account value or premiums paid (adjusted for withdrawals);

    b) Ratchet: the benefit is the greatest of current account value, premiums paid (adjusted for withdrawals), or the highest account value on any anniversary up to contractually specified ages (adjusted for withdrawals);

    c) Roll-Up: the benefit is the greater of current account value or premiums paid (adjusted for withdrawals) accumulated at contractually specified interest rates up to specified ages; or

    d) Combo: the benefit is the greater of the ratchet benefit or the roll-up benefit.

    The following table summarizes the GMDB and GMIB liabilities, before reinsurance ceded, reflected in the General Account in future policy benefits and other policyholders liabilities in 2004:

                                                              GMDB               GMIB                TOTAL
                                                        -----------------   ----------------   -----------------
                                                                             (IN MILLIONS)
    Balance at December 31, 2002.......................  $       128.4       $      117.5       $      245.9
      Paid guarantee benefits..........................          (65.6)               -                (65.6)
      Other changes in reserves........................            6.5              (31.9)             (25.4)
                                                        -----------------   ----------------   -----------------
    Balance at December 31, 2003.......................           69.3               85.6              154.9
      Paid guarantee benefits..........................          (46.8)               -                (46.8)
      Other changes in reserve.........................           45.1               32.0               77.1
                                                        -----------------   ----------------   -----------------
    Balance at December 31, 2004.......................  $        67.6       $      117.6       $      185.2
                                                        =================   ================   =================

    Related GMDB reinsurance ceded amounts were:

                                                              GMDB
                                                        -----------------
    Balance at December 31, 2002.......................  $        21.5
      Paid guarantee benefits..........................          (18.5)
      Other changes in reserves........................           14.2
                                                        -----------------
    Balance at December 31, 2003.......................           17.2
      Paid guarantee benefits..........................          (12.9)
      Other changes in reserve.........................            6.0
                                                        -----------------
    Balance at December 31, 2004.......................  $        10.3
                                                        =================

    The GMIB reinsurance contracts are considered derivatives and are reported at fair value; see Note 16 of Notes to Consolidated Financial Statements.

    The December 31, 2004 values for those variable contracts with GMDB and GMIB features are presented in the following table. Since variable contracts with GMDB guarantees may also offer GMIB guarantees in each contract, the GMDB and GMIB amounts listed are not mutually exclusive:

                                                             RETURN
                                                               OF
                                                            PREMIUM      RATCHET    ROLL-UP     COMBO      TOTAL
                                                            -------      -------    -------     -----      -----
                                                                           (DOLLARS IN MILLIONS)
GMDB:
-----
  Account Value (1).....................................  $ 30,176     $6,264      $8,265    $10,935     $55,640
  Net amount at risk, gross ............................     $ 965       $623      $1,852        $15      $3,455
  Net amount at risk, net of amounts reinsured..........     $ 963       $419      $1,113        $15      $2,510
  Average attained age of Contractholders...............      49.6       60.1        62.6       60.3        52.0
  Percentage of Contractholders over age 70.............      7.3%       21.7%      28.2%      20.5%       10.9%
  Range of guaranteed minimum return rates..............      N/A        N/A        3%-6%      3%-6%       3%-6%

GMIB:
-----
  Account Value (2).....................................       N/A        N/A      $5,834    $14,892     $20,726
  Net amount at risk, gross ............................       N/A        N/A        $372          -        $372
  Net amount at risk, net of amounts reinsured..........       N/A        N/A         $92          -         $92
  Weighted average years remaining until annuitization..       N/A        N/A         3.7        9.2         7.3
  Range of guaranteed minimum return rates..............       N/A        N/A       3%-6%      3%-6%       3%-6%

    (1) Included General Account balances of $11,711 million, $220 million, $136 million and $440 million, respectively, for a total of $12,507 million.

    (2) Included General Account balances of $1 million and $641 million, respectively, for a total of $642 million.

    For contracts with the GMDB feature, the net amount at risk in the event of death is the amount by which the GMDB benefits exceed related account values.

    For contracts with the GMIB feature, the net amount at risk in the event of annuitization is defined as the amount by which the present value of the GMIB benefits exceeds related account values, taking into account the relationship between current annuity purchase rates and the GMIB guaranteed annuity purchase rates.

    In 2003, AXA Equitable initiated a program intended to hedge certain risks associated with the GMDB feature of the Accumulator(R) series of annuity products sold beginning April 2002. In 2004, the program was expanded to include hedging for certain risks associated with the GMIB feature of the Accumulator(R) series of annuity products sold beginning 2004. This program currently utilizes exchange-traded futures contracts that are dynamically managed in an effort to reduce the economic impact of unfavorable changes in GMDB and GMIB exposures attributable to movements in the equity and fixed income markets. At December 31, 2004, the total account value and net amount at risk of contracts were $20,887 million and $21 million, respectively, for the GMDB hedge program and $7,446 million and zero, respectively, for the GMIB hedge program.

    In third quarter 2004, AXA Equitable began to sell variable annuity contracts with guaranteed minimum withdrawal benefits ("GMWB"). At December 31, 2004, the reserve for such benefits was zero.

    The following table presents the aggregate fair value of assets, by major investment fund option, held by Separate Accounts that are subject to GMDB and GMIB benefits and guarantees. Since variable contracts with GMDB benefits and guarantees may also offer GMIB benefits and guarantees in each contract, the GMDB and GMIB amounts listed are not mutually exclusive:

               INVESTMENT IN VARIABLE INSURANCE TRUST MUTUAL FUNDS

                                                                                DECEMBER 31,       December 31,
                                                                                    2004               2003
                                                                               ----------------  ------------------
                                                                                          (IN MILLIONS)
    GMDB:
       Equity...............................................................    $   32,088        $    26,159
       Fixed income.........................................................         4,192              3,815
       Balanced.............................................................         5,342              2,761
       Other................................................................         1,551              1,497
                                                                               ----------------  ------------------
       Total................................................................    $   43,173        $    34,232
                                                                               ================  ==================

    GMIB:
       Equity...............................................................    $   14,325        $    10,025
       Fixed income.........................................................         2,425              2,319
       Balanced.............................................................         2,768                725
       Other................................................................           565                711
                                                                               ----------------  ------------------
       Total................................................................    $   20,083        $    13,780
                                                                               ================  ==================

    Variable and Interest-Sensitive Life Insurance Policies - No Lapse Guarantee
    ----------------------------------------------------------------------------

    The no lapse guarantee feature contained in variable and interest-sensitive life insurance policies keeps them in force in situations where the policy value is not sufficient to cover monthly charges then due.

    The no lapse guarantee remains in effect so long as the policy meets a contractually specified premium funding test and certain other requirements.

    The following table summarizes the no lapse guarantee liabilities reflected in the General Account in future policy benefits and other policyholders liabilities, and related reinsurance ceded:

                                                                 DIRECT           REINSURANCE
                                                               LIABILITY             CEDED                NET
                                                            -----------------   -----------------   -----------------
                                                                                 (IN MILLIONS)
      Balance at December 31, 2003.......................    $        37.4       $        -          $       37.4
        Impact of adoption of SOP 03-1...................            (23.4)              (1.7)              (25.1)
        Other changes in reserve.........................              6.5               (4.4)                2.1
                                                            -----------------   -----------------   -----------------
      Balance at December 31, 2004.......................    $        20.5       $       (6.1)       $       14.4
                                                            =================   =================   =================

10) SHORT-TERM AND LONG-TERM DEBT

    Short-term and long-term debt consists of the following:

                                                                                          DECEMBER 31,
                                                                          --------------------------------------
                                                                                2004                2003
                                                                          -----------------   ------------------
                                                                                        (IN MILLIONS)
    Short-term debt:
    Current portion of long-term debt...................................  $       399.9        $          -
    Promissory note, 1.44% ..............................................         248.3                248.3
                                                                          -----------------    -----------------
    Total short-term debt................................................         648.2                248.3
                                                                          -----------------    -----------------

    Long-term debt:
    AXA Equitable:
      Surplus notes, 6.95%, due 2005.....................................           -                  399.8
      Surplus notes, 7.70%, due 2015.....................................         199.8                199.8
                                                                          -----------------    -----------------
          Total AXA Equitable............................................         199.8                599.6
                                                                          -----------------    -----------------
    Alliance:
      Senior Notes, 5.625%, due 2006.....................................         399.2                398.8
      Other..............................................................           8.3                  6.5
                                                                          -----------------    -----------------
          Total Alliance.................................................         407.5                405.3
                                                                          -----------------    -----------------

    Total long-term debt.................................................         607.3              1,004.9
                                                                          -----------------    -----------------

    Total Short-term and Long-term Debt..................................  $    1,255.5         $    1,253.2
                                                                          =================    =================

    Short-term Debt
    ---------------

    AXA Equitable discontinued its commercial paper program concurrent with the maturity of its $350.0 million credit facility during the fourth quarter of 2004.

    On July 9, 2004, AXA and certain of its subsidiaries entered into a
    (euro)3.5 billion global credit facility which matures July 9, 2009, with a group of 30 commercial banks and other lenders. Under the terms of the revolving credit facility, up to $500.0 million is available to AXA Financial, the parent of AXA Equitable.

    AXA Equitable has a $350.0 million, one year promissory note, of which $101.7 million is included within Other Discontinued Operations. The promissory note, which matures in March 2005, is related to wholly owned real estate. Certain terms of the promissory note, such as interest rate and maturity date, are negotiated annually.

    At December 31, 2004 and 2003, the Company had pledged real estate of $307.1 million and $309.8 million, respectively, as collateral for certain short-term debt.

    Since 1998, Alliance has had a $425.0 million commercial paper program. In September 2002, Alliance entered into an $800.0 million five-year revolving credit facility with a group of commercial banks and other lenders. Of the $800.0 million total, $425.0 million is intended to provide back-up liquidity for Alliance's $425.0 million commercial paper program, with the balance available for general purposes. Under this revolving credit facility, the interest rate, at the option of Alliance, is a floating rate generally based upon a defined prime rate, a rate related to the London Interbank Offered Rate ("LIBOR") or the Federal funds rate. The revolving credit facility contains covenants that, among other things, require Alliance to meet certain financial ratios. Alliance was in compliance with the covenants at December 31, 2004. At December 31, 2004, no borrowings were outstanding under Alliance's commercial paper program or revolving credit facilities.

    At December 31, 2004, Alliance maintained a $100.0 million extendible commercial notes ("ECN") program as a supplement to its $425.0 million commercial paper program. ECNs are short-term uncommitted debt instruments that do not require back-up liquidity support. At December 31, 2004, no amounts were outstanding under the ECN program.

    Long-term Debt
    --------------

    At December 31, 2004, the Company was not in breach of any debt covenants.

    At December 31, 2004, aggregate maturities of the long-term debt based on required principal payments at maturity were $400.0 million for 2005, $408.4 million for 2006, zero for 2007, 2008 and 2009, and $200.0 million thereafter.

    In August 2001, Alliance issued $400.0 million 5.625% notes pursuant to a shelf registration statement under which Alliance may issue up to $600.0 million in senior debt securities. These Alliance notes mature in 2006 and are redeemable at any time. The proceeds from the Alliance notes were used to reduce commercial paper and credit facility borrowings and for other general partnership purposes.

11) INCOME TAXES

    A summary of the income tax expense in the consolidated statements of earnings follows:

                                                              2004               2003                2002
                                                        -----------------   ----------------   -----------------
                                                                             (IN MILLIONS)
    Income tax expense:
      Current expense (benefit)........................  $       358.9       $      112.5       $     (400.0)
      Deferred expense.................................           37.4              128.0              450.9
                                                        -----------------   ----------------   -----------------
    Total..............................................  $       396.3       $      240.5       $       50.9
                                                        =================   ================   =================

    The income taxes attributable to consolidated operations are different from the amounts determined by multiplying the earnings before income taxes and minority interest by the expected income tax rate of 35%. The sources of the difference and their tax effects follow:

                                                              2004               2003                2002
                                                        -----------------   ----------------   -----------------
                                                                             (IN MILLIONS)
    Expected income tax expense........................  $       586.0       $      332.6       $      360.0
    Minority interest..................................         (110.4)             (58.7)            (128.3)
    Separate Account investment activity...............          (63.3)             (29.1)            (159.3)
    Non-taxable investment income......................          (22.6)             (20.8)               3.4
    Non-deductible penalty.............................            -                 14.8                -
    Adjustment of tax audit reserves...................            7.7               (9.9)             (34.2)
    Non-deductible goodwill and other intangibles......            2.7                -                  -
    Other..............................................           (3.8)              11.6                9.3
                                                        -----------------   ----------------   -----------------
    Income Tax Expense.................................  $       396.3       $      240.5       $       50.9
                                                        =================   ================   =================

    The components of the net deferred income taxes are as follows:

                                                   DECEMBER 31, 2004                  December 31, 2003
                                            ---------------------------------  ---------------------------------
                                                ASSETS         LIABILITIES         Assets         Liabilities
                                            ---------------  ----------------  ---------------   ---------------
                                                                       (IN MILLIONS)
    Compensation and related benefits......  $       -        $      213.9      $        -        $     271.8
    Reserves and reinsurance...............        945.1               -               801.9              -
    DAC....................................          -             2,026.8               -            1,855.6
    Unrealized investment gains............          -               483.7               -              482.4
    Investments............................          -               557.9               -              525.3
    Other..................................          -                41.9               6.7              -
                                            ---------------  ----------------  ---------------   ---------------
    Total..................................  $     945.1      $    3,324.2      $      808.6      $   3,135.1
                                            ===============  ================  ===============   ===============

    In 2002, the Company recorded a $144.3 million benefit resulting from the favorable treatment of certain tax matters related to Separate Account investment activity arising during the 1997-2001 tax years and a settlement with the Internal Revenue Service (the "IRS") with respect to such tax matters for the 1992-1996 tax years.

    In 2003, the IRS commenced an examination of the AXA Financial's consolidated Federal income tax returns, which includes the Company, for the years 1997 through 2001. Management believes this audit will have no material adverse effect on the Company's consolidated results of operations or financial position.

12) REINSURANCE AGREEMENTS

    The Insurance Group assumes and cedes reinsurance with other insurance companies. The Insurance Group evaluates the financial condition of its reinsurers to minimize its exposure to significant losses from reinsurer insolvencies. Ceded reinsurance does not relieve the originating insurer of liability.

    During 2004, the Insurance Group reinsured most of its new variable life, universal life and term life policies on an excess of retention basis, retaining up to a maximum of $15 million on single-life policies and $20 million on second-to-die policies with the excess 100% reinsured. For certain segments of its business, the Insurance Group ceded 50% of the business underwritten by AXA Equitable on a guaranteed or simplified issue basis was ceded on a yearly renewable term basis. The Insurance Group also reinsures the entire risk on certain substandard underwriting risks and in certain other cases. Likewise, certain risks that would otherwise be reinsured on a proportional basis have been retained.

    At December 31, 2004, the Company had reinsured in the aggregate approximately 27.4% of its current exposure to the GMDB obligation on annuity contracts in-force and, subject to certain maximum amounts or caps in any one period, approximately 75.3% of its current liability exposure resulting from the GMIB feature.

    Based on management's estimates of future contract cash flows and experience, the estimated fair values of the GMIB reinsurance contracts, considered derivatives under SFAS No. 133, at December 31, 2004 and 2003 were $90.0 million and $29.0 million, respectively. The increase (decrease) in estimated fair value was $61.0 million and $(91.0) million for the years ended December 31, 2004 and 2003, respectively.

    At December 31, 2004 and 2003, respectively, reinsurance recoverables related to insurance contracts amounted to $2.55 billion and $2.46 billion. Reinsurance payables related to insurance contracts totaling $27.9 million and $27.5 million are included in other liabilities in the consolidated balance sheets.

    The Insurance Group cedes 100% of its group life and health business to a third party insurer. Insurance liabilities ceded totaled $387.4 million and $389.7 million at December 31, 2004 and 2003, respectively.

    The Insurance Group also cedes a portion of its extended term insurance, paid up life insurance and guaranteed interest contracts and substantially all of its individual disability income through various coinsurance agreements.

    In addition to the sale of insurance products, the Insurance Group acts as a professional retrocessionaire by assuming life reinsurance from professional reinsurers. The Insurance Group has also assumed accident, health, aviation and space risks by participating in or reinsuring various reinsurance pools and arrangements. Reinsurance assumed reserves at December 31, 2004 and 2003 were $653.0 million and $587.5 million, respectively.

    The following table summarizes the effect of reinsurance (excluding group life and health):

                                                                  2004               2003                2002
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)
        Direct premiums....................................  $       828.9       $      913.8       $      954.6
        Reinsurance assumed................................          191.2              153.2              181.4
        Reinsurance ceded..................................         (140.5)            (177.6)            (190.8)
                                                            -----------------   ----------------   -----------------
        Premiums...........................................  $       879.6       $      889.4       $      945.2
                                                            =================   ================   =================

        Universal Life and Investment-type Product
          Policy Fee Income Ceded..........................  $       134.8       $      100.3       $       96.6
                                                            =================   ================   =================
        Policyholders' Benefits Ceded......................  $       344.7       $      390.9       $      346.3
                                                            =================   ================   =================
        Interest Credited to Policyholders' Account
          Balances Ceded...................................  $        50.2       $       49.7       $       54.6
                                                            =================   ================   =================

13) EMPLOYEE BENEFIT PLANS

    The Company sponsors qualified and non-qualified defined benefit plans covering substantially all employees (including certain qualified part-time employees), managers and certain agents. The pension plans are non-contributory. AXA Equitable's benefits are based on a cash balance formula or years of service and final average earnings, if greater, under certain grandfathering rules in the plans. Alliance's benefits are based on years of credited service, average final base salary and primary social security benefits. The Company uses a December 31 measurement date for its pension and postretirement plans.

    Generally, the Company's funding policy is to make the minimum contribution required by the Employee Retirement Income Security Act of 1974 ("ERISA"). The Company made cash contributions in 2004 to the qualified plans of $10.0 million. The Company expected to require no cash contributions to the qualified plans to satisfy the minimum funding requirements for the year ended 2005.

    Components of net periodic pension expense (credit) follow:

                                                                  2004               2003                2002
                                                            -----------------   ----------------   -----------------
                                                                                 (In Millions)
        Service cost.......................................  $        34.6       $       31.8       $       32.1
        Interest cost on projected benefit obligations.....          121.9              122.6              125.3
        Expected return on assets..........................         (170.9)            (173.9)            (181.8)
        Net amortization and deferrals.....................           64.7               53.4                6.4
                                                            -----------------   ----------------   -----------------
        Net Periodic Pension Expense.......................  $        50.3       $       33.9       $      (18.0)
                                                            =================   ================   =================

    The projected benefit obligations under the pension plans were comprised of:

                                                                                       December 31,
                                                                             -----------------------------------
                                                                                 2004                2003
                                                                             ---------------   -----------------
                                                                                       (In Millions)
    Benefit obligations, beginning of year.................................  $    2,013.3       $    1,883.9
    Service cost...........................................................          28.6               26.8
    Interest cost..........................................................         121.9              122.6
    Actuarial losses ......................................................         184.0              113.5
    Benefits paid..........................................................        (135.8)            (133.5)
                                                                             ---------------   -----------------
    Benefit Obligations, End of Year.......................................  $    2,212.0       $    2,013.3
                                                                             ===============   =================

    The change in plan assets and the funded status of the pension plans was as follows:

                                                                                          December 31,
                                                                                ----------------------------------
                                                                                    2004               2003
                                                                                ---------------   ----------------
                                                                                         (In Millions)
    Plan assets at fair value, beginning of year..............................  $    2,015.1      $     1,785.4
    Actual return on plan assets..............................................         243.9              359.7
    Contributions.............................................................          11.4               10.0
    Benefits paid and fees....................................................        (143.7)            (140.0)
                                                                                ---------------   ----------------
    Plan assets at fair value, end of year....................................       2,126.7            2,015.1
    Projected benefit obligations.............................................       2,212.0            2,013.3
                                                                                ---------------   ----------------
    (Underfunding) excess of plan assets over projected benefit obligations...         (85.3)               1.8
    Unrecognized prior service cost...........................................          (9.8)             (34.8)
    Unrecognized net loss from past experience different
      from that assumed.......................................................         927.5              904.3
    Unrecognized net asset at transition......................................          (1.3)              (1.3)
                                                                                ---------------   ----------------
    Prepaid Pension Cost, Net.................................................  $      831.1      $       870.0
                                                                                ===============   ================

    The prepaid pension cost for pension plans with assets in excess of projected benefit obligations was $852.4 million and $886.4 million and the accrued liability for pension plans with accumulated benefit obligations in excess of plan assets was $21.3 million and $16.4 million at December 31, 2004 and 2003, respectively.

    The following table discloses the estimated fair value of plan assets and the percentage of estimated fair value to total plan assets:

                                                                             DECEMBER 31,
                                                      ---------------------------------------------------------
                                                               2004                             2003
                                                      ---------------------------      ------------------------
                                                                             (IN MILLIONS)
                                                             ESTIMATED                    Estimated
                                                            FAIR VALUE         %          Fair Value       %
                                                      --------------------    ----     ----------------   -----
    Corporate and government debt securities.......    $       450.1          21.2     $      438.2       21.7
    Equity securities..............................          1,468.0          69.0          1,387.4       68.9
    Equity real estate ............................            192.8           9.1            184.8        9.2
    Short-term investments.........................             14.9            .7              2.1         .1
    Other..........................................               .9            -               2.6         .1
                                                      --------------------             ---------------
    Total Plan Assets..............................    $     2,126.7                   $     2,105.1
                                                      ====================             ===============

    The primary investment objective of the plans of the Company is to maximize return on assets, giving consideration to prudent risk. Strategy with respect to asset mix is designed to meet, and, if possible, exceed the long-term rate-of-return assumptions for benefit obligations. The asset allocation is designed with a long-term investment horizon, based on target investment of 65% equities, 25% fixed income and 10% real estate. Emphasis is given to equity investments, given their higher expected rate of return. Fixed income investments are included to provide less volatile return. Real Estate investments offer diversity to the total portfolio and long-term inflation protection.

    A secondary investment objective of the plans of the Company is to minimize variation in annual net periodic pension cost over the long term and to fund as much of the future liability growth as practical. Specifically, a reasonable total rate of return is defined as income plus realized and unrealized capital gains and losses such that the growth in projected benefit obligation is less than the return on investments plus contributions.

    The following table discloses the weighted-average assumptions used to measure the Company's pension benefit obligations and net periodic pension cost at and for the years ended December 31, 2004 and 2003.

                                                                                     AXA Financial
                                                                            --------------------------------
                                                                                2004               2003
                                                                                ----               ----
    Discount rate:
      Benefit obligation...............................................        5.75%              6.25%
      Periodic cost....................................................        6.25%              6.75%

    Rate of compensation increase:
      Benefit obligation and periodic cost.............................        5.75%              5.78%

    Expected long-term rate of return on plan assets (periodic cost)...         8.5%               8.5%

    As noted above, the pension plans' target asset allocation is 65% equities, 25% fixed maturities, and 10% real estate. Management reviewed the historical investment returns and future expectations of returns from these asset classes to conclude that a long-term expected rate of return of 8.5% is reasonable.

    The aggregate accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were zero and zero, respectively, at December 31, 2004, and $51.1 million and $37.3 million, respectively, at December 31, 2003. The accumulated benefit obligation for all defined benefit pension plans was $2,072.6 million and $1,933.5 million at December 31, 2004 and 2003, respectively. The aggregate projected benefit obligation for pension plans with projected benefit obligations in excess of plan assets was zero at December 31, 2004 and $73.6 million at December 31, 2003.

    Prior to 1987, the pension plan funded participants' benefits through the purchase of non-participating annuity contracts from AXA Equitable. Benefit payments under these contracts were approximately $23.2 million, $24.5 million and $26.0 million for 2004, 2003 and 2002, respectively.

    The following table sets forth an estimate of future benefits expected to be paid in each of the next five years, beginning January 1, 2005, and in the aggregate for the five years thereafter. These estimates are based on the same assumptions used to measure the respective benefit obligations at December 31, 2004 and include benefits attributable to estimated future employee service.

                                               PENSION BENEFITS
                                             --------------------
                                                 (IN MILLIONS)
                  2005.......................  $     146.3
                  2006.......................        156.2
                  2007.......................        159.4
                  2008.......................        161.3
                  2009.......................        163.8
                  Years 2010 - 2014..........        842.0

    On December 8, 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the "MMA") was signed into law. It introduced a prescription drug benefit under Medicare Part D that would go into effect in 2006 as well as a Federal subsidy to employers whose plans provide an "actuarially equivalent" prescription drug benefit, however, detailed regulations necessary to implement and administer the MMA have not yet been issued. Management and its actuarial advisors have not been able to conclude as yet whether the prescription drug benefits provided under the Company's retiree medical plans are actuarially equivalent to the new Medicare prescription drug benefits for 2006 and future years. Consequently, measures of the accumulated postretirement benefit obligations and net periodic postretirement benefit cost for these plans at and for the year ended December 31, 2004 do not reflect any amounts associated with enactment of MMA, including the subsidy.

    Alliance maintains several unfunded deferred compensation plans for the benefit of certain eligible employees and executives. The Capital Accumulation Plan was frozen on December 31, 1987 and no additional awards have been made. For the active plans, benefits vest over a period ranging from 3 to 8 years and are amortized as compensation and benefit expense. ACMC, Inc. ("ACMC"), a subsidiary of the Company, is obligated to make capital contributions to Alliance in amounts equal to benefits paid under the Capital Accumulation Plan and the contractual unfunded deferred compensation arrangements. In connection with the acquisition of Bernstein, Alliance agreed to invest $96.0 million per annum for three years to fund purchases of Alliance Holding units or an Alliance sponsored money market fund in each case for the benefit of certain individuals who were stockholders or principals of Bernstein or hired to replace them. The Company has recorded compensation and benefit expenses in connection with these deferred compensation plans totaling $140.4 million, $124.2 million and $101.4 million for 2004, 2003 and 2002, respectively (including $61.3 million, $85.1 million and $63.7 million for 2004, 2003 and 2002, respectively, relating to the Bernstein deferred compensation plan).

14) DERIVATIVES AND FAIR VALUE OF FINANCIAL INSTRUMENTS

    Derivatives
    -----------

    The Insurance Group primarily uses derivatives for asset/liability risk management, for hedging individual securities and certain equity exposures and to reduce the Insurance Group's exposure of interest rate fluctuations. Various derivative instruments are used to achieve these objectives, including interest rate caps and floors to hedge crediting rates on interest-sensitive individual annuity contracts, interest rate futures to protect against declines in interest rates between receipt of funds and purchase of appropriate assets. In addition, the Company periodically enters into forward and futures contracts to hedge certain equity exposures, including the program to hedge certain risks associated with the GMDB/GMIB features of the Accumulator series of annuity products. At December 31, 2004, the Company's outstanding equity-based futures contracts were exchanged-traded and net settled each day. Also, the Company has purchased reinsurance contracts to mitigate the risks associated with the impact of potential market fluctuations on future policyholder elections of GMIB features contained in annuity contracts issued by the Company. See Note 12 to Notes to Consolidated Financial Statements.

    Margins on individual insurance and annuity contracts are affected by interest rate fluctuations. If interest rates fall, crediting interest rates and dividends would be adjusted subject to competitive pressures. In addition, policies are subject to minimum rate guarantees. To hedge exposure to lower interest rates, the Company has used interest rate floors. At December 31, 2004 the outstanding notional amount of interest rate floors was $12.0 billion. For the year ended December 31, 2004 net unrealized losses of $3.9 million and no realized gains were recognized from floor contracts. These derivatives do not qualify for hedge accounting treatment under GAAP.

    The Company issues certain variable annuity products with GMDB and GMIB features. The risk associated with the GMDB feature is that under-performance of the financial markets could result in GMDB benefits, in the event of death, being higher than what accumulated policyholder account balances would support. The risk associated with the GMIB feature is that under-performance of the financial markets could result in GMIB benefits, in the event of election, being higher than what accumulated policyholders account balances would support. The Company initiated a dynamic hedging program in the third quarter 2003, utilizing exchange traded futures contracts, to hedge certain risks associated with the GMDB feature of certain annuity products with a total account value of $20,887 million at December 31, 2004, and in 2004, initiated a similar program to hedge certain risks, associated with the GMIB feature of certain annuity products with a total account value of $7,446 million at December 31, 2004. The futures contracts are managed to correlate with changes in the value of the GMDB and GMIB feature that result from financial markets movements. The Company retains basis risk and risk associated with actual versus expected assumptions for mortality, lapse and election rate. This program does not qualify for hedge accounting treatment under GAAP. At December 31, 2004 the Company had open exchange-traded futures positions on the S&P 500, Russell 1000 and NASDAQ 100 indices, having an aggregate notional amount of $956.7 million and an initial margin requirement of $51.2 million. Contracts are net settled daily. At December 31, 2004, the Company had open exchange-traded futures positions on the 10-year U.S. Treasury Note, having an aggregate notional amount of $156.7 million and an initial margin requirement of $1.3 million. Contracts are net settled daily. For the year ended December 31, 2004, net realized losses of $63.1 million and net unrealized losses of $20.6 million were recognized from futures contracts utilized in this program and were partially offset by a similar decline in the GMDB and GMIB reserve.

    The Company is exposed to counterparty risk attributable to hedging transactions entered into with counterparties. Exposure to credit risk is controlled with the respect to each counterparty through a credit appraisal and approval process. Each counterparty is currently rated 1 by the NAIC.

    All derivatives outstanding at December 31, 2004 and 2003 are recognized on the balance sheet at their fair values. The outstanding notional amounts of derivative financial instruments purchased and sold were:

                                                                                      DECEMBER 31,
                                                                           ------------------------------------
                                                                                2004                2003
                                                                           ----------------   -----------------
                                                                                      (IN MILLIONS)
    Notional Amount by Derivative Type:
      Options:
        Floors..........................................................    $   12,000         $   12,000
        Bond and equity-based futures...................................         1,113                275
                                                                           ----------------   -----------------
      Total.............................................................    $   13,113         $   12,275
                                                                           ================   =================

    At December 31, 2004 and during the year then ended, there were no hybrid instruments that required bifurcation of an embedded derivative component under the provisions of SFAS No. 133.

    All gains and losses on derivative financial instruments utilized by the Company in 2004 and 2003 are reported in earnings. None of the derivatives were designated as qualifying hedges under SFAS No. 133. For 2004 and 2003, respectively, investment results, principally in net investment income, included gross gains of $26.2 million and $.6 million and gross losses of $114.2 million and $42.6 million that were recognized on derivative positions.

    Fair Value of Financial Instruments
    -----------------------------------

    The Company defines fair value as the quoted market prices for those instruments that are actively traded in financial markets. In cases where quoted market prices are not available, fair values are estimated using present value or other valuation techniques. The fair value estimates are made at a specific point in time, based on available market information and judgments about the financial instrument, including estimates of the timing and amount of expected future cash flows and the credit standing of counterparties. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realization of unrealized gains or losses. In many cases, the fair value estimates cannot be substantiated by comparison to independent markets, nor can the disclosed value be realized in immediate settlement of the instrument.

    Certain financial instruments are excluded, particularly insurance liabilities other than financial guarantees and investment contracts. Fair market values of off-balance-sheet financial instruments of the Insurance Group were not material at December 31, 2004 and 2003.

    Fair values for mortgage loans on real estate are estimated by discounting future contractual cash flows using interest rates at which loans with similar characteristics and credit quality would be made. Fair values for foreclosed mortgage loans and problem mortgage loans are limited to the estimated fair value of the underlying collateral if lower.

    Fair values of policy loans are estimated by discounting the face value of the loans from the time of the next interest rate review to the present, at a rate equal to the excess of the current estimated market rates over the current interest rate charged on the loan.

    The estimated fair values for the Company's association plan contracts, supplementary contracts not involving life contingencies ("SCNILC") and annuities certain, which are included in policyholders' account balances, and guaranteed interest contracts are estimated using projected cash flows discounted at rates reflecting expected current offering rates.

    The fair values for variable deferred annuities and single premium deferred annuities, included in policyholders' account balances, are estimated as the discounted value of projected account values. Current account values are projected to the time of the next crediting rate review at the current crediting rates and are projected beyond that date at the greater of current estimated market rates offered on new policies or the guaranteed minimum crediting rate. Expected cash flows and projected account values are discounted back to the present at the current estimated market rates.

    Fair values for long-term debt are determined using published market values, where available, or contractual cash flows discounted at market interest rates. The estimated fair values for non-recourse mortgage debt are determined by discounting contractual cash flows at a rate that takes into account the level of current market interest rates and collateral risk. The estimated fair values for recourse mortgage debt are determined by discounting contractual cash flows at a rate based upon current interest rates of other companies with credit ratings similar to the Company. The Company's carrying value of short-term borrowings approximates their estimated fair value.

    The carrying value and estimated fair value for financial instruments not previously disclosed in Notes 3, 7, 8 and 10 of Notes to Consolidated Financial Statements are presented below:

                                                                       DECEMBER 31,
                                            --------------------------------------------------------------------
                                                          2004                               2003
                                            ---------------------------------  ---------------------------------
                                               CARRYING         ESTIMATED         Carrying         Estimated
                                                VALUE          FAIR VALUE          Value           Fair Value
                                            ---------------  ----------------  ---------------   ---------------
                                                                       (IN MILLIONS)
    Consolidated:
    Mortgage loans on real estate..........  $    3,131.9     $     3,321.4     $     3,503.1     $    3,761.7
    Other limited partnership interests....         891.0             891.0             775.5            775.5
    Policy loans...........................       3,831.4           4,358.2           3,894.3          4,481.9
    Policyholders liabilities:
      Investment contracts.................      17,755.5          18,175.5          16,817.0         17,245.9
    Long-term debt.........................         607.3             665.9           1,004.9          1,105.7

    Closed Block:
    Mortgage loans on real estate..........  $    1,098.8     $     1,162.9     $     1,297.6     $    1,386.0
    Other equity investments...............           3.8               3.8              14.2             14.2
    Policy loans...........................       1,322.5           1,535.4           1,384.5          1,626.7
    SCNILC liability.......................          13.1              13.1              14.8             14.9

    Other Discontinued Operations:
    Mortgage loans on real estate..........  $       21.4     $        23.1     $        63.9     $       69.5
    Other equity investments...............           4.4               4.4               7.5              7.5
    Guaranteed interest contracts..........           6.8               6.8              17.8             16.3
    Long-term debt.........................         101.7             101.7             101.7            101.7

15) COMMITMENTS AND CONTINGENT LIABILITIES

    In addition to its debt and lease commitments discussed in Notes 10 and 17 of Notes to Consolidated Financial Statements, from time to time, the Company has provided certain guarantees or commitments to affiliates, investors and others. At December 31, 2004, these arrangements included commitments by the Company to provide equity financing of $418.2 million to certain limited partnerships under certain conditions. Management believes the Company will not incur material losses as a result of these commitments.

    AXA Equitable is the obligor under certain structured settlement agreements it had entered into with unaffiliated insurance companies and beneficiaries. To satisfy its obligations under these agreements, AXA Equitable owns single premium annuities issued by previously wholly owned life insurance subsidiaries. AXA Equitable has directed payment under these annuities to be made directly to the beneficiaries under the structured settlement agreements. A contingent liability exists with respect to these agreements should the previously wholly owned subsidiaries be unable to meet their obligations. Management believes the need for AXA Equitable to satisfy those obligations is remote.

    The Company had $60.5 million of letters of credit related to reinsurance of which no amounts were outstanding at December 31, 2004. AXA Equitable had $29.2 million in commitments under existing mortgage loan agreements at December 31, 2004.

    In February 2002, Alliance signed a $125.0 million agreement with a commercial bank under which it guaranteed certain obligations of SCB LLC incurred in the ordinary course of its business in the event SCB LLC is unable to meet these obligations. At December 31, 2004, Alliance was not required to perform under the agreement and had no liability outstanding in connection with the agreement.

16) LITIGATION

    A number of lawsuits have been filed against life and health insurers in the jurisdictions in which AXA Equitable and its respective insurance subsidiaries do business involving insurers' sales practices, alleged agent misconduct, alleged failure to properly supervise agents, and other matters. Some of the lawsuits have resulted in the award of substantial judgments against other insurers, including material amounts of punitive damages, or in substantial settlements. In some states, juries have substantial discretion in awarding punitive damages. AXA Equitable, Equitable Variable Life Insurance Company ("EVLICO", which was merged into AXA Equitable effective January 1, 1997), and AXA Life like other life and health insurers, from time to time are involved in such litigations.

    In October 2000, an action entitled SHAM MALHOTRA, ET AL. V. THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES, AXA ADVISORS, LLC AND EQUITABLE DISTRIBUTORS, INC. was commenced in the Supreme Court of the State of New York, County of Nassau. The action was brought by two individuals who purchased AXA Equitable deferred annuity products. The action purports to be on behalf of a class consisting of all persons who purchased an individual deferred annuity contract or who received a certificate to a group deferred annuity contract, sold by one of the defendants, which was used to fund a contributory retirement plan or arrangement qualified for favorable income tax treatment; excluded from the class are officers, directors and agents of the defendants. The complaint alleges that the defendants engaged in fraudulent and deceptive practices in connection with the marketing and sale of deferred annuity products to fund tax-qualified contributory retirement plans. The complaint asserts claims for: deceptive business acts and practices in violation of the New York General Business Law (the "GBL"); use of misrepresentations and misleading statements in violation of the New York Insurance Law; false or misleading advertising in violation of the GBL; fraud, fraudulent concealment and deceit; negligent misrepresentation; negligence; unjust enrichment and imposition of a constructive trust; declaratory and injunctive relief; and reformation of the annuity contracts. The complaint seeks injunctive and declaratory relief, an unspecified amount of compensatory and punitive damages, restitution for all members of the class, and an award of attorneys' fees, costs and expenses. In October 2000, the defendants removed the action to the United States District Court for the Eastern District of New York, and thereafter filed a motion to dismiss. Plaintiffs filed a motion to remand the case to state court. In September 2001, the District Court issued a decision granting defendants' motion to dismiss and denying plaintiffs' motion to remand, and judgment was entered in favor of the defendants. In October 2001, plaintiffs filed a motion seeking leave to reopen the case for the purpose of filing an amended complaint. In addition, plaintiffs filed a new complaint in the District Court, alleging a similar class and similar facts. The new complaint asserted causes of action for violations of Federal securities laws in addition to the state law causes of action asserted in the previous complaint. In January 2002, plaintiffs amended their new complaint in response to defendants' motion to dismiss and, subsequently, in March 2002, defendants filed a motion to dismiss the amended complaint. In March 2003, the United States District Court for the Eastern District of New York: (i) granted plaintiffs' motion, filed October 2001, seeking leave to reopen their original case for the purpose of filing an amended complaint and accepted plaintiffs' proposed amended complaint, (ii) appointed the named plaintiffs as lead plaintiffs and their counsel as lead counsel for the putative class, (iii) consolidated plaintiffs' original action with their second action, which was filed in October 2001, and (iv) ruled that the court would apply AXA Equitable's motion to dismiss the amended complaint in the second action to the plaintiffs' amended complaint from the original action. In April 2003, plaintiffs filed a second amended complaint alleging violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The action purports to be on behalf of a class consisting of all persons who on or after October 3, 1997 purchased an individual variable deferred annuity contract, received a certificate to a group variable deferred annuity contract or made an additional investment through such a contract, which contract was used to fund a contributory retirement plan or arrangement qualified for favorable income tax treatment. In May 2003, the defendants filed a motion to dismiss the second amended complaint. In February 2004, the District Court issued a decision withdrawing without prejudice defendants' motion to dismiss the second amended complaint with leave to refile because the parties did not comply with the court's Individual Motion Practices. In March 2004, defendants filed a renewed motion to dismiss the second amended complaint.

    In October 2000, an action entitled AMERICAN NATIONAL BANK AND TRUST COMPANY OF CHICAGO, AS TRUSTEE F/B/O EMERALD INVESTMENTS LP AND EMERALD INVESTMENTS LP V. AXA CLIENT SOLUTIONS, LLC; THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES; AND AXA FINANCIAL, INC. was commenced in the United States District Court for the Northern District of Illinois. The complaint alleges that the defendants, in connection with certain annuities issued by AXA Equitable (i) breached an agreement with the plaintiffs involving the execution of mutual fund transfers, and (ii) wrongfully withheld withdrawal charges in connection with the termination of such annuities. Plaintiffs seek substantial lost profits and injunctive relief, punitive damages and attorneys' fees. Plaintiffs also seek return of the withdrawal charges. In February 2001, the District Court granted in part and denied in part defendants' motion to dismiss the complaint. In March 2001, plaintiffs filed an amended complaint. The District Court granted defendants' motion to dismiss AXA Client Solutions and the Holding Company from the amended complaint, and dismissed the conversion claims in June 2001. The District Court denied defendants' motion to dismiss the remaining claims. AXA Equitable answered the amended complaint. In July 2004, the court dismissed Emerald's complaint for lack of subject matter (diversity) jurisdiction. In June 2004, Emerald filed a new complaint that was substantially similar to the complaint filed in the dismissed action against AXA Equitable, AXA Client Solutions, LLC, and AXA Financial in the United States District Court for the Northern District of Illinois. In July 2004, Emerald filed an amended complaint, to which AXA Equitable filed an answer asserting several affirmative defenses. AXA Equitable also filed a partial motion to dismiss the amended complaint. In August 2004, Emerald filed a motion to dismiss several affirmative defenses, which motion was granted in September 2004. While the monetary damages sought by plaintiffs, if awarded, could have a material adverse effect on the consolidated financial position and results of operations of the Company, management believes that the ultimate resolution of this litigation should not have a material adverse effect on the Company's consolidated financial position.

    After the District Court denied defendants' motion to assert certain defenses and counterclaims in AMERICAN NATIONAL BANK, AXA Equitable commenced an action, in December 2001, entitled THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES V. AMERICAN NATIONAL BANK AND TRUST COMPANY OF CHICAGO, AS TRUSTEE F/B/O EMERALD INVESTMENTS LP AND EMERALD INVESTMENTS LP, in the United States District Court for the Northern District of Illinois. The complaint arises out of the same facts and circumstances as described in AMERICAN NATIONAL BANK. AXA Equitable's complaint alleges common law fraud and equitable rescission in connection with certain annuities issued by AXA Equitable. AXA Equitable seeks unspecified money damages, rescission, punitive damages and attorneys' fees. In March 2002, defendants filed an answer to AXA Equitable's complaint and asserted counterclaims. Defendants' counterclaims allege common law fraud, violations of the Federal and Illinois Securities Acts and violations of the Illinois and New York Consumer Fraud Acts. Defendants seek unspecified money damages, punitive damages and attorneys' fees. In May 2002, the District Court granted in part and denied in part AXA Equitable's motion to dismiss defendants' counterclaims, dismissing defendants' Illinois Securities Act and New York Consumer Fraud Act claims. AXA Equitable answered defendants' remaining counterclaims. In July 2004, AXA Equitable filed a motion to dismiss this action on the ground that there is no subject matter (diversity) jurisdiction. In September 2004, the court dismissed AXA Equitable's action and retained jurisdiction over Emerald's counterclaims in that action.

    In January 2004, DH2, Inc., an entity related to Emerald Investments L.P., filed a lawsuit in the United States District Court for the Northern District of Illinois, against AXA Equitable and EQ Advisors Trust ("EQAT"), asserting claims for breach of contract and breach of fiduciary duty, claims under the Federal securities laws, and misappropriation of trade secrets. The complaint alleges that AXA Equitable and EQAT wrongfully misappropriated DH2, Inc.'s confidential and proprietary information to implement fair value pricing of securities within the subaccounts of DH2, Inc.'s variable annuity, which diminished the profitability of its proprietary trading strategy. The complaint also alleges that AXA Equitable and EQAT implemented fair value pricing for an improper purpose and without adequate disclosure. The complaint further alleges that AXA Equitable and EQAT are not permitted to implement fair value pricing of securities. In May 2004, the complaint was served on AXA Equitable and EQAT. In July 2004, DH2 filed an amended complaint adding the individual trustees as defendants. In October 2004, all defendants filed a motion to dismiss the amended complaint. In March 2005, the Court granted the motion to dismiss, dismissing DH2's claims for alleged violations of the Investment Company Act of 1940, as amended (the "Investment Company Act") with prejudice and dismissing the remaining claims without prejudice on the ground that DH2 failed to state a claim under the Federal securities laws. DH2 has until April 2005 to file a Second Amended Complaint consistent with the Court's decision.

    In November 2004, a fairness hearing in PETER FISCHEL, ET AL. V. THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES, a previously disclosed lawsuit, was held and a settlement was approved effective as of January 2005. Management believes that the settlement of Fischel will not have a material adverse effect on the consolidated financial position or results of operations of the Company.

    A putative class action entitled STEFANIE HIRT, ET AL. V. THE EQUITABLE RETIREMENT PLAN FOR EMPLOYEES, MANAGERS AND AGENTS, ET AL. was filed in the District Court for the Southern District of New York in August 2001 against The Equitable Retirement Plan for Employees, Managers and Agents (the "Retirement Plan") and The Officers Committee on Benefit Plans of Equitable Life, as Plan Administrator. The action was brought by five participants in the Retirement Plan and purports to be on behalf of "all Plan participants, whether active or retired, their beneficiaries and Estates, whose accrued benefits or pension benefits are based on the Plan's Cash Balance Formula." The complaint challenges the change, effective January 1, 1989, in the pension benefit formula from a final average pay formula to a cash balance formula. Plaintiffs allege that the change to the cash balance formula violates ERISA by reducing the rate of accruals based on age, failing to comply with ERISA's notice requirements and improperly applying the formula to retroactively reduce accrued benefits. The relief sought includes a declaration that the cash balance plan violates ERISA, an order enjoining the enforcement of the cash balance formula, reformation and damages. Defendants answered the complaint in October 2001. In April 2002, plaintiffs filed a motion seeking to certify a class of "all Plan participants, whether active or retired, their beneficiaries and Estates, whose accrued benefits or pension benefits are based on the Plan's Cash Balance Formula." Also in April 2002, plaintiffs agreed to dismiss with prejudice their claim that the change to the cash balance formula violates ERISA by improperly applying the formula to retroactively reduce accrued benefits. That claim has been dismissed. In March 2003, plaintiffs filed an amended complaint elaborating on the remaining claims in the original complaint and adding additional class and individual claims alleging that the adoption and announcement of the cash balance formula and the subsequent announcement of changes in the application of the cash balance formula failed to comply with ERISA. The parties agreed that the new individual claims of the five named plaintiffs regarding the delivery of announcements to them would be excluded from the class certification. In April 2003, defendants filed an answer to the amended complaint. By order dated May 2003, the District Court, as requested by the parties, certified the case as a class action, including a sub-class of all current and former Plan participants, whether active, inactive or retired, their beneficiaries or estates, who were subject to a 1991 change in application of the cash balance formula. In July 2003, defendants filed a motion for summary judgment on the grounds that plaintiffs' claims are barred by applicable statutes of limitations. In October 2003, the District Court denied that motion. In July 2004, the parties filed cross motions for summary judgment asking the court to find in their respective favors on plaintiffs' claim that (1) the cash balance formula of the retirement plan violates ERISA's age discrimination provisions and (2) the notice of plan amendment distributed by AXA Equitable violated ERISA's notice rules. Following a hearing on the motions, the court ordered a limited amount of additional discovery to be conducted followed by a subsequent hearing.

    In January 2003, a putative class action entitled BERGER ET AL. V. AXA NETWORK, LLC AND THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES was commenced in the United States District Court for the Northern District of Illinois by two former agents on behalf of themselves and other similarly situated present, former and retired agents who, according to the complaint, "(a) were discharged by Equitable Life from `statutory employee status' after January 1, 1999, because of Equitable Life's adoption of a new policy stating that in any given year, those who failed to meet specified sales goals during the preceding year would not be treated as `statutory employees,' or (b) remain subject to discharge from `statutory employee' status based on the policy applied by Equitable Life." The complaint alleges that AXA Equitable improperly "terminated" the agents' full-time life insurance salesman statutory employee status in or after 1999 by requiring attainment of minimum production credit levels for 1998, thereby making the agents ineligible for benefits and "requiring" them to pay Self-Employment Contribution Act taxes. The former agents, who assert claims for violations of ERISA and 26 U.S.C. 3121, and breach of contract, seek declaratory and injunctive relief, plus restoration of benefits and an adjustment of their benefit plan contributions and payroll tax withholdings. In March 2003, AXA Equitable filed a motion to dismiss the complaint. In July 2003, the United States District Court for the Northern District of Illinois granted in part and denied in part AXA Equitable's motion to dismiss the complaint, dismissing plaintiffs' claims for violation of 26 U.S.C. 3121 and breach of contract. AXA Equitable has answered plaintiffs' remaining claim for violation of ERISA. In July 2003, plaintiffs filed a motion for class certification. In November 2003, AXA Equitable filed its opposition to the motion for class certification. In March 2004, the District Court entered an order certifying a class consisting of "[a]ll present, former and retired Equitable agents who (a) lost eligibility for benefits under any Equitable ERISA plan during any period on or after January 1, 1999 because of the application of the policy adopted by Equitable of using compliance with specified sales goals as the test of who was a "full time life insurance salesman" and thereby eligible for benefits under any such plan, or (b) remain subject to losing such benefits in the future because of the potential application to them of that policy." Discovery has concluded and the parties have filed cross motions for summary judgment. The case has been removed from the trial calendar pending a decision on these motions.

    In May 2003, a putative class action complaint entitled ECKERT V. THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES was filed in the United States District Court for the Eastern District of New York, as a case related to the Malhotra action described above. The complaint asserts a single claim for relief under Section 47(b) of the Investment Company Act of 1940, as amended based on AXA Equitable's alleged failure to register as an investment company. According to the complaint, AXA Equitable was required to register as an investment company because it was allegedly issuing securities in the form of variable insurance products and allegedly investing its assets primarily in other securities. The plaintiff purports to act on behalf of all persons who purchased or made an investment in variable insurance products from AXA Equitable on or after May 7, 1998. The complaint seeks declaratory judgment permitting putative class members to elect to void their variable insurance contracts; restitution of all fees and penalties paid by the putative class members on the variable insurance products, disgorgement of all revenues received by AXA Equitable on those products, and an injunction against the payment of any dividends by AXA Equitable to the Holding Company. In June 2003, AXA Equitable filed a motion to dismiss the complaint. In June 2004, plaintiff, in connection with a settlement of a proceeding entitled ECKERT V. AXA ADVISORS, LLC, ET. AL. which was filed with the National Association of Securities Dealers, Inc., released his putative class action claim against AXA Equitable. In June 2004, plaintiff's counsel filed a motion for withdrawal of plaintiff from the putative class action lawsuit and intervention by another member of the putative class as plaintiff. In March 2005, the Court granted the motion to intervene by another member of the putative class and denied AXA Equitable's motion to dismiss without prejudice to refile the motion after the new complaint is filed.

    The ten similar and previously disclosed putative class action lawsuits, arising out of the Holding Company's acquisition of MONY, and filed between September and October 2003, against the Holding Company (and in some cases AIMA Acquisition Co., a wholly owned subsidiary of the Holding Company ("AIMA")), MONY and MONY's directors in the Court of Chancery of the State of Delaware in and for New Castle County, entitled BEAKOVITZ V. AXA FINANCIAL, INC., ET AL.; BELODOFF V. THE MONY GROUP INC., ET AL.; BRIAN V. THE MONY GROUP INC. ET AL.; BRICKLAYERS LOCAL 8 AND PLASTERERS LOCAL 233 PENSION FUND V. THE MONY GROUP, INC., ET AL.; CANTOR V. THE MONY GROUP, INC., ET AL.; E.M. CAPITAL, INC. V. THE MONY GROUP, INC., ET AL.; GARRETT V. THE MONY GROUP INC., ET AL.; LEBEDDA V. THE MONY GROUP, INC., ET AL.; MARTIN
    V. ROTH, ET AL.; and MUSKAL V. THE MONY GROUP, INC., ET AL. (collectively, the "MONY Stockholder Litigation") have been settled and dismissed with prejudice. The Company's management believes that the settlement of the MONY Stockholder Litigation will not have a material adverse effect on the consolidated financial position or results of operations of the Company.

    Related to the MONY Stockholder Litigation, the Holding Company, MONY and MONY's directors were named in two putative class action lawsuits filed in New York State Supreme Court in Manhattan, entitled LAUFER V. THE MONY GROUP, INC., ET AL. and NORTH BORDER INVESTMENTS V. BARRETT, ET AL. The complaints in these actions contain allegations substantially similar to those in the Delaware cases, and likewise purport to assert claims for breach of fiduciary duty against MONY's directors and for aiding and abetting a breach of fiduciary duty against the Holding Company. The complaints in these actions also purport to be brought on behalf of a class consisting of all MONY stockholders, excluding the defendants and their affiliates, and seek various forms of relief, including damages and injunctive relief that would, if granted, prevent the completion of the merger. In December 2003, defendants contested the claims in the LAUFER and NORTH BORDER complaints. In NORTH BORDER, in September 2004, the plaintiff agreed that it would not object to the proposed settlement before the Delaware Court of Chancery and that following a final judgment approving the settlement by the Delaware Court of Chancery, the plaintiff would dismiss its action against all defendants with prejudice. A stipulation of discontinuance for the North Border action was filed with the New York State Supreme Court in November 2004.

    In September 2004, a petition for appraisal entitled CEDE & CO. V. AXA FINANCIAL, INC. was filed in the Delaware Court of Chancery by an alleged former MONY stockholder. The petition seeks a judicial appraisal of the value of the MONY shares held by former MONY stockholders who demanded appraisal pursuant to Section 262 of the General Corporation Law of the State of Delaware and have not withdrawn their demands. The parties are engaged in discovery. On or about November 4, 2004, a petition for appraisal entitled HIGHFIELDS CAPITAL LTD. V. AXA FINANCIAL, INC. was filed in the Delaware Court of Chancery by another alleged former MONY stockholder. The relief sought by the Highfields Capital petition is substantially identical to that sought pursuant to the Cede & Co. petition. The parties are engaged in discovery. In February 2005, the Delaware Court of Chancery consolidated the two actions for all purposes.

    In April 2004, a purported nationwide class action lawsuit was filed in the Circuit Court for Madison County, Illinois entitled MATTHEW WIGGENHORN V. EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES. The lawsuit alleges that AXA Equitable uses stale prices for the foreign securities within the investment divisions of its variable insurance products. The complaint further alleges that AXA Equitable's use of stale pricing diluted the returns of the purported class. The complaint also alleges that AXA Equitable breached its fiduciary duty to the class by allowing market timing in general within AXA Equitable's variable insurance products, thereby diluting the returns of the class. The lawsuit asserts causes of action for negligence, gross negligence, breach of contract, and breach of fiduciary duty and seeks unspecified compensatory and punitive damages, plus prejudgment interest, attorneys' fees and costs. In June 2004, AXA Equitable removed the case to Federal court and in July 2004 filed a motion to dismiss. In July 2004, plaintiff filed a motion to remand the action to state court. In August 2004, the court stayed the action pending a decision by the U.S. Court of Appeals for the Seventh Circuit in a case filed against Putnam Funds et al. (to which the Holding Company is not a party) regarding removal pursuant to the Securities Litigation Uniform Standards Act under similar circumstances. In February 2005, the Baltimore Federal court entered a Conditional Transfer Order, conditionally transferring the case to Federal court in Baltimore, Maryland, where the majority of so-called market timing cases against various fund families have been transferred.

    ALLIANCE LITIGATION

    In April 2002, a consolidated complaint entitled IN RE ENRON CORPORATION SECURITIES LITIGATION ("Enron Complaint") was filed in the United States District Court for the Southern District of Texas, Houston Division, against numerous defendants, including Alliance. The principal allegations of the Enron Complaint, as they pertain to Alliance, are that Alliance violated Sections 11 and 15 of the Securities Act of 1933, as amended ("Securities Act") with respect to a registration statement filed by Enron and effective with the SEC on July 18, 2001, which was used to sell $1.9 billion Enron Corp. Zero Coupon Convertible Notes due 2021. Plaintiffs allege the registration statement was materially misleading and that Frank Savage, who was at that time an employee of Alliance and who was and remains a director of the general partner of Alliance, signed the registration statement at issue. Plaintiffs further allege that Alliance was a controlling person of Frank Savage. Plaintiffs therefore assert that Alliance is itself liable for the allegedly misleading registration statement. Plaintiffs seek recission or a recissionary measure of damages. In June 2002, Alliance moved to dismiss the ENRON Complaint as the allegations therein pertain to it. In March 2003, that motion was denied. In May 2003, a First Amended Consolidated Complaint, with substantially identical allegations as to Alliance, was filed. Alliance filed its answer in June 2003. In May 2003, plaintiffs filed an Amended Motion For Class Certification. In October 2003, following the completion of class discovery, Alliance filed its opposition to class certification. Alliance's motion is pending. The case is currently in discovery.

    In May 2002, a complaint entitled THE FLORIDA STATE BOARD OF ADMINISTRATION
    V. ALLIANCE CAPITAL MANAGEMENT L.P. ("SBA Complaint") was filed in the Circuit Court of the Second Judicial Circuit, in and for Leon County, Florida against Alliance. The SBA Complaint alleges breach of contract relating to the Investment Management Agreement between The Florida State Board of Administration ("SBA") and Alliance, breach of the covenant of good faith and fair dealing contained in the Investment Management Agreement, breach of fiduciary duty, negligence, gross negligence and violation of the Florida Securities and Investor Protection Act, in connection with purchases and sales of Enron common stock for the SBA investment account. The SBA seeks more than $300 million in compensatory damages and an unspecified amount of punitive damages. In June 2002, Alliance moved to dismiss the SBA Complaint; in September 2002, the court denied Alliance's motion to dismiss the SBA Complaint in its entirety. In November 2003, the SBA filed an amended complaint ("Amended SBA Complaint"). While the Amended SBA Complaint contains the Enron claims, the Amended SBA Complaint also alleges that Alliance breached its contract with the SBA by investing in or continuing to hold stocks for the SBA's investment portfolio that were not "1-rated," the highest rating that Alliance's research analysts could assign. The SBA also added claims for negligent supervision and common law fraud. The Amended SBA Complaint seeks rescissionary damages for all purchases of stocks that were not 1-rated, as well as damages for those that were not sold on a downgrade. During the third quarter of 2004, the SBA asserted in discovery that its Enron-related and 1-rated stock-related damages (including statutory interest) are approximately $2.9 billion. In November 2004, each party moved for partial summary judgment. In January 2005, the court granted, in part, Alliance's motion. Trial commenced in March 2005.

    In September 2002, a complaint entitled LAWRENCE E. JAFFE PENSION PLAN, LAWRENCE E. JAFFE TRUSTEE U/A 1198 V. ALLIANCE CAPITAL MANAGEMENT L.P., ALFRED HARRISON AND ALLIANCE PREMIER GROWTH FUND, INC. ("Jaffe Complaint") was filed in the United States District Court for the Southern District of New York against Alliance, Alfred Harrison and Premier Growth Fund alleging violation of the Investment Company Act. Plaintiff seeks damages equal to Premier Growth Fund's losses as a result of Premier Growth Fund's investment in shares of Enron and a recovery of all fees paid to Alliance beginning November 1, 2000. In March 2003, the court granted Alliance's motion to transfer the Jaffe Complaint to the United States District Court for the District of New Jersey for coordination with the now dismissed BENAK V. ALLIANCE CAPITAL MANAGEMENT L.P. AND ALLIANCE PREMIER GROWTH FUND action then pending. In December 2003, plaintiff filed an amended complaint ("Amended Jaffe Complaint") in the United States District Court for the District of New Jersey. The Amended Jaffe Complaint alleges violations of
    Section 36(a) of the Investment Company Act, common law negligence, and negligent misrepresentation. Specifically, the Amended Jaffe Complaint alleges that (i) the defendants breached their fiduciary duties of loyalty, care and good faith to Premier Growth Fund by causing Premier Growth Fund to invest in the securities of Enron, (ii) the defendants were negligent for investing in securities of Enron, and (iii) through prospectuses and other documents, defendants misrepresented material facts related to Premier Growth Fund's investment objective and policies. In January 2004, defendants moved to dismiss the Amended Jaffe Complaint. That motion is pending.

    In December 2002, a putative class action complaint entitled PATRICK J. GOGGINS ET AL. V. ALLIANCE CAPITAL MANAGEMENT L.P. ET AL. ("Goggins Complaint") was filed in the United States District Court for the Southern District of New York against Alliance, Premier Growth Fund and individual directors and certain officers of Premier Growth Fund. In August 2003, the court granted Alliance's motion to transfer the Goggins Complaint to the United States District Court for the District of New Jersey. In December 2003, plaintiffs filed an amended complaint ("Amended Goggins Compliant") in the United States District Court for the District of New Jersey, which alleges that defendants violated Sections 11, 12(a)(2) and 15 of the Securities Act because Premier Growth Fund's registration statements and prospectuses contained untrue statements of material fact and omitted material facts. More specifically, the Amended Goggins Complaint alleges that the Premier Growth Fund's investment in Enron was inconsistent with the fund's stated strategic objectives and investment strategies. Plaintiffs seek rescissory relief or an unspecified amount of compensatory damages on behalf of a class of persons who purchased shares of Premier Growth Fund during the period October 31, 2000 through February 14, 2002. In January 2004, Alliance moved to dismiss the Amended Goggins Complaint. In
    December 2004, the court granted Alliance's motion and dismissed the case. In January 2005, plaintiff appealed the court's decision.

    In October 2003, a purported class action complaint entitled ERB ET AL. V. ALLIANCE CAPITAL MANAGEMENT L.P. ET AL. ("ERB Complaint") was filed in the Circuit Court of St. Clair County, State of Illinois against Alliance. Plaintiff, purportedly a shareholder in the Premier Growth Fund, alleges that Alliance breached unidentified provisions of Premier Growth Fund's prospectus and subscription and confirmation agreements that allegedly required that every security bought for Premier Growth Fund's portfolio must be a "1-rated" stock, the highest rating that Alliance's analysts could assign. Plaintiff alleges that Alliance impermissibly purchased shares of stocks that were not 1-rated. Plaintiff seeks rescission of all purchases of any non-1-rated stocks Alliance made for Premier Growth Fund over the past ten years, as well as an unspecified amount of damages. In June 2004, plaintiff filed an amended complaint ("Amended Erb Complaint") in the Circuit Court of St. Clair County, Illinois. The Amended Erb Complaint allegations are substantially similar to those contained in the previous complaint, however, the Amended Erb Complaint adds a new plaintiff and seeks to allege claims on behalf of a purported class of persons or entities holding an interest in any portfolio managed by Alliance's Large Cap Growth Team. The Amended Erb Complaint alleges that Alliance breached its contracts with these persons or entities by impermissibly purchasing shares of stocks that were not 1-rated. Plaintiffs seek rescission of all purchases of any non-1-rated stocks Alliance made for Premier Growth Fund and other Large Cap Growth Team clients' portfolios over the past eight years, as well as an unspecified amount of damages. In July 2004, Alliance removed the Erb action to the United States District Court for the Southern District of Illinois on the basis that plaintiffs' claims are preempted under the Securities Litigation Uniform Standards Act. In August 2004, the District Court remanded the action to the Circuit Court. In September 2004, Alliance filed a notice of appeal with respect to the District Court's order. In December 2004, plaintiffs moved to dismiss Alliance's appeal. These motions are pending.

    Market Timing-Related Matters

    In October 2003, a purported class action complaint entitled HINDO ET AL. V. ALLIANCEBERNSTEIN GROWTH & INCOME FUND ET AL. ("Hindo Complaint") was filed against Alliance, Alliance Holding, ACMC, the Holding Company, the AllianceBernstein Funds, the registrants and issuers of those funds, certain officers of Alliance (the "Alliance defendants"), and certain other defendants not affiliated with Alliance, as well as unnamed Doe defendants. The Hindo Complaint was filed in the United States District Court for the Southern District of New York by alleged shareholders of two of the AllianceBernstein Funds. The Hindo Complaint alleges that certain of the Alliance defendants failed to disclose that they improperly allowed certain hedge funds and other unidentified parties to engage in "late trading" and "market timing" of AllianceBernstein Fund securities, violating Sections 11 and 15 of the Securities Act, Sections 10(b) and 20(a) of the Exchange Act, and Sections 206 and 215 of the Investment Advisers Act of 1940 (the "Advisers Act"). Plaintiffs seek an unspecified amount of compensatory damages and rescission of their contracts with Alliance, including recovery of all fees paid to Alliance pursuant to such contracts.

    Since October 2003, forty-three additional lawsuits making factual allegations generally similar to those in the Hindo Complaint were filed in various Federal and state courts against Alliance and certain other defendants, and others may be filed. Such lawsuits have asserted a variety of theories for recovery including, but not limited to, violations of the Securities Act, the Exchange Act, the Advisers Act, the Investment Company Act, the Employee Retirement Income Security Act of 1974 ("ERISA"), certain state securities statutes and common law. All of these lawsuits seek an unspecified amount of damages.

    In February 2004, the Judicial Panel on Multidistrict Litigation ("MDL Panel") transferred all Federal actions to the United States District Court for the District of Maryland ("Mutual Fund MDL"). In March 2004 and April 2004, the MDL Panel issued orders conditionally transferring the state court cases against Alliance and numerous others to the Mutual Fund MDL. Transfer of all of these actions subsequently became final. Plaintiffs in three of these four actions moved to remand the actions back to state court. In June 2004, the Court issued an interim opinion deferring decision on plaintiffs' motions to remand until a later stage in the proceedings. Subsequently, the plaintiff in the state court individual action moved the Court for reconsideration of that interim opinion and for immediate remand of her case to state court, and that motion is pending. Defendants are not yet required to respond to the complaints filed in the state court derivative actions.

    In September 2004, plaintiffs filed consolidated amended complaints with respect to four claim types: mutual fund shareholder claims; mutual fund derivative claims; derivative claims brought on behalf of Alliance Holding; and claims brought under ERISA by participants in the Profit Sharing Plan for Employees of Alliance. All four complaints include substantially identical factual allegations, which appear to be based in large part on the SEC Order. The claims in the mutual fund derivative consolidated amended complaint are generally based on the theory that all fund advisory agreements, distribution agreements and 12b-1 plans between Alliance and the AllianceBernstein Funds should be invalidated, regardless of whether market timing occurred in each individual fund, because each was approved by fund trustees on the basis of materially misleading information with respect to the level of market timing permitted in funds managed by Alliance. The claims asserted in the other three consolidated amended complaints are similar to those that the respective plaintiffs asserted in their previous Federal lawsuits.

    The Holding Company, AXA S.A. and AXA Equitable are named as defendants in the mutual fund shareholder complaint and the Alliance Holding unitholder derivative complaint. Claims have been asserted against all these companies that include both control person and direct liability. The Holding Company is named as a defendant in the mutual fund complaint and the ERISA complaint. Alliance recorded charges to income totaling $330 million during the second half 2003 in connection with establishing the $250 million restitution fund and certain other matters. During 2004, Alliance paid $296 million related to these matters (including $250 million to the restitution fund) and has cumulatively paid $302 million. Accordingly, it is possible that additional charges in the future may be required.

    Revenue Sharing-Related Matters

    In June 2004, a purported class action complaint entitled AUCOIN, ET AL. V. ALLIANCE CAPITAL MANAGEMENT L.P., ET AL. ("Aucoin Complaint") was filed against Alliance, Alliance Holding, ACMC, The Holding Company, AllianceBernstein Investment Research and Management, Inc., a wholly-owned subsidiary of Alliance ("ABIRM"), certain current and former directors of the AllianceBernstein Funds, and unnamed Doe defendants. The Aucoin Complaint names the AllianceBernstein Funds as nominal defendants. The Aucoin Complaint was filed in the United States District Court for the Southern District of New York by an alleged shareholder of the AllianceBernstein Growth & Income Fund. The Aucoin Complaint alleges, among other things, (i) that certain of the defendants improperly authorized the payment of excessive commissions and other fees from AllianceBernstein Fund assets to broker-dealers in exchange for preferential marketing services,
    (ii) that certain of the defendants misrepresented and omitted from registration statements and other reports material facts concerning such payments, and (iii) that certain defendants caused such conduct as control persons of other defendants. The Aucoin Complaint asserts claims for violation of Sections 34(b), 36(b) and 48(a) of the Investment Company Act, Sections 206 and 215 of the Advisers Act, breach of common law fiduciary duties, and aiding and abetting breaches of common law fiduciary duties. Plaintiffs seek an unspecified amount of compensatory damages and punitive damages, rescission of their contracts with Alliance, including recovery of all fees paid to Alliance pursuant to such contracts, an accounting of all AllianceBernstein Fund-related fees, commissions and soft dollar payments, and restitution of all unlawfully or discriminatorily obtained fees and expenses.

    Since June 22, 2004, nine additional lawsuits making factual allegations substantially similar to those in the Aucoin Complaint were filed against Alliance and certain other defendants, and others may be filed. All nine of the lawsuits (i) were brought as class actions filed in the United States District Court for the Southern District of New York, (ii) assert claims substantially identical to the Aucoin Complaint, and (iii) are brought on behalf of shareholders of AllianceBernstein Funds.

    In February 2005, plaintiffs filed a consolidated amended class action complaint that asserts claims substantially similar to the Aucion Complaint and the nine additional lawsuits referenced above.

    Directed Brokerage

    Alliance and approximately twelve other investment management firms were mentioned publicly in connection with the settlement by the SEC of charges that Morgan Stanley violated Federal securities laws relating to its receipt of compensation for selling specific mutual funds and the disclosure of such compensation. The SEC has indicated publicly that, among other things, it is considering enforcement action in connection with mutual funds' disclosure of such arrangements and in connection with the practice of considering mutual fund sales in the direction of brokerage commissions from fund portfolio transactions. The SEC has issued subpoenas, and the NASD has issued requests for information, to Alliance in connection with this matter and Alliance has provided documents and other information to the SEC and the NASD and is cooperating fully with their investigations. On March 11, 2005, discussions commenced with the NASD that Alliance's management believes will conclude these investigations. Accordingly, Alliance recorded a $5 million charge against 2004 earnings.

    Proof of Claim-Related Matters

    In January 2005, a purported class action complaint entitled CHARLES DAVIDSON AND BERNARD SAMSON, ET AL. V. BRUCE W. CALVERT, ET AL. ("Davidson Complaint") was filed against Alliance Capital, ABIRM, various current and former directors of ACMC, and unnamed Doe defendants in the United States District Court for the Southern District of New York by alleged shareholders of AllianceBernstein Funds. The Davidson Complaint alleges that Alliance Capital, as investment advisor to the AllianceBernstein Funds, and the other defendants breached their fiduciary duties arising under Sections 36(a), 36(b) and 47(b) of the Investment Company Act by failing to ensure that the AllianceBernstein Funds participated in certain securities class action settlements for which the Funds were eligible. Plaintiffs seek an unspecified amount of compensatory damages and punitive damages, and forfeiture of all commissions and fees paid to the defendants.

    Two additional lawsuits making factual allegations substantially similar to those in the Davidson Complaint were filed against Alliance Capital and certain defendants not affiliated with Alliance Capital, and others may be filed. One of the lawsuits was brought as a class action in the United States District Court for the District of Massachusetts on behalf of alleged shareholders of the Mass Mutual family of funds. The other lawsuit was brought as a class action in the United States District Court for the Eastern District of Pennsylvania on behalf of alleged shareholders of the Vanguard family of funds. Both additional lawsuits: (i) assert claims against Alliance Capital in connection with sub-advisory services provided by Alliance Capital to the respective fund families; (ii) assert claims substantially identical to the Davidson Complaint; and (iii) seek relief substantially identical to the Davidson Complaint.

                         ------------------------------

    Although the outcome of litigation generally cannot be predicted with certainty, management believes that, except as otherwise noted, the ultimate resolution of the litigations described above involving AXA Equitable and/or its subsidiaries should not have a material adverse effect on the consolidated financial position of the Company. Except as noted above, management cannot make an estimate of loss, if any, or predict whether or not any of such other litigations described above will have a material adverse effect on the Company's consolidated results of operations in any particular period.

    In addition to the matters previously reported and those described above, AXA Equitable and its subsidiaries are involved in various legal actions and proceedings in connection with their businesses. Some of the actions and proceedings have been brought on behalf of various alleged classes of claimants and certain of these claimants seek damages of unspecified amounts. While the ultimate outcome of such matters cannot be predicted with certainty, in the opinion of management no such matter is likely to have a material adverse effect on the Company's consolidated financial position or results of operations. However, it should be noted that the frequency of large damage awards, including large punitive damage awards that bear little or no relation to actual economic damages incurred by plaintiffs in some jurisdictions, continues to create the potential for an unpredictable judgment in any given matter.

17) LEASES

     The Company has entered into operating leases for office space and certain other assets, principally information technology equipment and office furniture and equipment. Future minimum payments under noncancelable operating leases for 2005 and the four successive years are $131.9 million, $121.1 million, $110.7 million, $102.8 million, $90.9 million and $715.8 million thereafter. Minimum future sublease rental income on these noncancelable operating leases for 2005 and the four successive years is $11.5 million, $4.1million, $3.3 million, $2.9 million, $2.3 million and $17.5 million thereafter.

    At December 31, 2004, the minimum future rental income on noncancelable operating leases for wholly owned investments in real estate for 2005 and the four successive years is $74.4 million, $77.6 million, $70.9 million, $73.8 million, $72.4 million and $708.5 million thereafter.

    The Company has entered into capital leases for certain information technology equipment. Future minimum payments under noncancelable capital leases for 2005 and the four successive years are $.9 million and $.6 million, $.3 million, $.3 million and $.2 million, respectively.

18) INSURANCE GROUP STATUTORY FINANCIAL INFORMATION

    AXA Equitable is restricted as to the amounts it may pay as dividends to the Holding Company. Under the New York Insurance Law, a domestic life insurer may, without prior approval of the Superintendent; pay a dividend to its shareholders not exceeding an amount calculated based on a statutory formula. This formula would permit AXA Equitable to pay shareholder dividends not greater than $433.1 million during 2005. Payment of dividends exceeding this amount requires the insurer to file notice of its intent to declare such dividends with the Superintendent who then has 30 days to disapprove the distribution. For 2004, 2003 and 2002, the Insurance Group statutory net income totaled $571.4 million, $549.4 million and $451.6 million, respectively. Statutory surplus, capital stock and Asset Valuation Reserve ("AVR") totaled $5,287.3 million and 4,555.7 million at December 31, 2004 and 2003, respectively. In 2004, 2003 and 2002, respectively, AXA Equitable paid shareholder dividends of $500.0 million, $400.0 million and $500.0 million.

    At December 31, 2004, the Insurance Group, in accordance with various government and state regulations, had $32.8 million of securities deposited with such government or state agencies.

    At December 31, 2004 and for the year then ended, there were no differences in net income and capital and surplus resulting from practices prescribed and permitted by the State of New York and those prescribed by NAIC Accounting Practices and Procedures effective at December 31, 2004.

    Accounting practices used to prepare statutory financial statements for regulatory filings of stock life insurance companies differ in certain instances from GAAP. The differences between statutory surplus and capital stock determined in accordance with Statutory Accounting Principles ("SAP") and total shareholders' equity under GAAP are primarily: (a) the inclusion in SAP of an AVR intended to stabilize surplus from fluctuations in the value of the investment portfolio; (b) future policy benefits and policyholders' account balances under SAP differ from GAAP due to differences between actuarial assumptions and reserving methodologies; (c) certain policy acquisition costs are expensed under SAP but deferred under GAAP and amortized over future periods to achieve a matching of revenues and expenses; (d) under SAP, income taxes are provided on the basis of amounts currently payable with provisions made for deferred amounts that reverse within one year while under GAAP, deferred taxes are recorded for temporary differences between the financial statements and tax basis of assets and liabilities where the probability of realization is reasonably assured; (e) the valuation of assets under SAP and GAAP differ due to different investment valuation and depreciation methodologies, as well as the deferral of interest-related realized capital gains and losses on fixed income investments; (f) the valuation of the investment in Alliance and Alliance Holding under SAP reflects a portion of the market value appreciation rather than the equity in the underlying net assets as required under GAAP; (g) the provision for future losses of the discontinued Wind-Up Annuities business is only required under GAAP; (h) reporting the surplus notes as a component of surplus in SAP but as a liability in GAAP; (i) computer software development costs are capitalized under GAAP but expensed under SAP; and (j) certain assets, primarily pre-paid assets, are not admissible under SAP but are admissible under GAAP.

    The following reconciles the Insurance Group's statutory change in surplus and capital stock and statutory surplus and capital stock determined in accordance with accounting practices prescribed by the NYID with net earnings and equity on a GAAP basis.

                                                              2004               2003                2002
                                                        -----------------   ----------------   -----------------
                                                                             (IN MILLIONS)
    Net change in statutory surplus and
      capital stock....................................  $       196.8       $       43.4       $   (1,354.7)
    Change in AVR......................................          528.1              152.2             (464.7)
                                                        -----------------   ----------------   -----------------
    Net change in statutory surplus, capital stock
      and AVR..........................................          724.9              195.6           (1,819.4)
    Adjustments:
      Future policy benefits and policyholders'
        account balances...............................         (398.8)            (245.7)             255.2
      DAC..............................................          529.2              556.1              458.1
      Deferred income taxes............................          122.5               30.9             (634.6)
      Valuation of investments.........................           10.1               39.6              (74.8)
      Valuation of investment subsidiary...............         (460.3)            (321.6)           1,399.4
      Change in fair value of guaranteed minimum
        income benefit reinsurance contracts...........           61.0              (91.0)             120.0
      Shareholder dividends paid.......................          500.0              400.0              500.0
      Changes in non-admitted assets...................          (74.7)             (35.1)             384.2
      Other, net.......................................          (98.9)              (2.1)             (23.7)
      GAAP adjustments for Other Discontinued
        Operations.....................................           14.9               (2.3)              23.0
                                                        -----------------   ----------------   -----------------
    Net Earnings of the Insurance Group................  $       929.9       $      524.4       $      587.4
                                                        =================   ================   =================

                                                                              DECEMBER 31,
                                                        ---------------------------------------------------------
                                                              2004               2003                2002
                                                        -----------------   ----------------   ------------------
                                                                             (IN MILLIONS)

    Statutory surplus and capital stock................  $     4,331.5       $    4,134.7       $    4,091.3
    AVR................................................          870.0              341.9              189.7
                                                        -----------------   ----------------   ------------------
    Statutory surplus, capital stock and AVR...........        5,201.5            4,476.6            4,281.0
    Adjustments:
      Future policy benefits and policyholders'
        account balances...............................       (1,882.1)          (1,483.3)          (1,237.6)
      DAC..............................................        6,813.9            6,290.4            5,801.0
      Deferred income taxes............................       (1,770.4)          (1,729.8)          (1,835.8)
      Valuation of investments.........................        2,237.6            2,196.3            1,629.6
      Valuation of investment subsidiary...............       (1,973.3)          (1,513.0)          (1,191.4)
      Fair value of guaranteed minimum income benefit
        reinsurance contracts..........................           90.0               29.0              120.0
      Non-admitted assets..............................        1,055.5            1,130.2            1,162.3
      Issuance of surplus notes........................         (599.7)            (599.6)            (599.6)
      Other, net.......................................          147.9               77.7              157.2
      GAAP adjustments for Other Discontinued
        Operations.....................................          (96.4)            (103.9)            (108.7)
                                                        -----------------   ----------------   ------------------
    Equity of the Insurance Group......................  $     9,224.5       $    8,770.6       $    8,178.0
                                                        =================   ================   ==================

19) BUSINESS SEGMENT INFORMATION

    The Company's operations consist of Insurance and Investment Services segments. The Company's management evaluates the performance of each of these segments independently and allocates resources based on current and future requirements of each segment.

    The Insurance segment offers a variety of traditional, variable and interest-sensitive life insurance products, disability income, annuity products, mutual funds, and other investment products to individuals and small groups. It also administers traditional participating group annuity contracts with conversion features, generally for corporate qualified pension plans, and association plans which provide full service retirement programs for individuals affiliated with professional and trade associations. This segment includes Separate Accounts for individual insurance and annuity products.

    The Investment Services segment is principally comprised of the investment management business of Alliance. Alliance provides diversified investment management and related services globally to a broad range of clients including: (a) institutional clients, including pension funds, endowment funds and domestic and foreign financial institutions and governments, (b) private clients, including high net worth individuals, trusts and estates, charitable foundations and other entities, by means of separately managed accounts, hedge funds and other investment vehicles, (c) individual investors, principally through a broad line of mutual funds, and (d) institutional investors by means of in-depth research, portfolio strategy, trading and other services. This segment also includes institutional Separate Accounts principally managed by Alliance that provide various investment options for large group pension clients, primarily defined benefit and contribution plans, through pooled or single group accounts.

    Intersegment investment advisory and other fees of approximately $118.4 million, $103.0 million and $102.2 million for 2004, 2003 and 2002, respectively, are included in total revenues of the Investment Services segment.

    The following tables reconcile segment revenues and earnings from continuing operations before income taxes to total revenues and earnings as reported on the consolidated statements of earnings and segment assets to total assets on the consolidated balance sheets, respectively.

                                                               2004               2003               2002
                                                         -----------------   ----------------  ------------------
                                                                              (IN MILLIONS)
    SEGMENT REVENUES:
    Insurance..........................................   $     5,447.7       $     4,734.4     $     4,673.4
    Investment Services................................         3,031.5             2,738.5           2,744.9
    Consolidation/elimination..........................           (82.8)              (70.4)            (71.3)
                                                         -----------------   ----------------  ------------------
    Total Revenues.....................................   $     8,396.4       $     7,402.5     $     7,347.0
                                                         =================   ================  ==================

    SEGMENT EARNINGS (LOSS) FROM CONTINUING
      OPERATIONS BEFORE INCOME
      TAXES AND MINORITY INTEREST:
    Insurance..........................................   $       946.3       $       631.6     $       437.9
    Investment Services................................           728.8               318.6             590.7
    Consolidation/elimination..........................             (.9)                -                 -
                                                         -----------------   ----------------  ------------------
    Total Earnings from Continuing Operations
       before Income Taxes
       and Minority Interest...........................   $     1,674.2       $       950.2     $     1,028.6
                                                         =================   ================  ==================

                                                                              DECEMBER 31,
                                                         --------------------------------------------------------
                                                               2004               2003               2002
                                                         -----------------   ----------------  ------------------
                                                                              (IN MILLIONS)
    ASSETS:

    Insurance..........................................   $   110,141.1       $    98,822.1     $    80,638.7
    Investment Services................................        14,326.3            15,410.1          14,160.3
    Consolidation/elimination..........................            26.7                33.1              27.3
                                                         -----------------   ----------------  ------------------
    Total Assets.......................................   $   124,494.1       $   114,265.3     $    94,826.3
                                                         =================   ================  ==================

20) QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

    The quarterly results of operations for 2004 and 2003 are summarized below:

                                                                THREE MONTHS ENDED
                                   ------------------------------------------------------------------------------
                                       MARCH 31           JUNE 30            SEPTEMBER 30          DECEMBER 31
                                   -----------------  -----------------   ------------------   ------------------
                                                                   (IN MILLIONS)

    2004
    Total Revenues................  $     2,124.2      $     2,019.7       $    2,093.5         $    2,159.0
                                   =================  =================   ==================   ==================

    Earnings from
      Continuing Operations.......  $       227.4      $       269.3       $      204.6         $      192.5
                                   =================  =================   ==================   ==================

    Net Earnings..................  $       226.6      $       270.5       $      220.2         $      212.6
                                   =================  =================   ==================   ==================

    2003
    Total Revenues................  $     1,674.7      $     1,826.8       $    1,857.8         $    2,043.2
                                   =================  =================   ==================   ==================

    Earnings from
      Continuing Operations.......  $        35.7      $       209.7       $      134.8         $      140.8
                                   =================  =================   ==================   ==================

    Net Earnings..................  $        35.7      $       209.8       $      135.5         $      143.4
                                   =================  =================   ==================   ==================

21) ACCOUNTING FOR STOCK-BASED COMPENSATION

    The Holding Company sponsors a stock incentive plan for employees of AXA Equitable. Alliance sponsors its own stock option plans for certain employees.

    In January 2001, certain employees exchanged AXA ADR options for tandem Stock Appreciation Rights and at-the-money AXA ADR options of equivalent intrinsic value. The maximum obligation for the Stock Appreciation Rights is $73.3 million, based upon the underlying price of AXA ADRs at January 2, 2001, the closing date of the aforementioned merger. The Company recorded an increase in the Stock Appreciation Rights liability of $14.3 million and $12.0 for 2004 and 2003, respectively, primarily reflecting the variable accounting for the Stock Appreciation Rights based on the change in the market value of AXA ADRs in 2004 and 2003.

    The Company has elected to continue to account for stock-based compensation using the intrinsic value method prescribed in APB No. 25. Stock-based employee compensation expense is not reflected in the statement of earnings as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of the grant. The following table illustrates the effect on net income had compensation expense as related to options awarded under the Holding Company's Stock Incentive Plans been determined based on SFAS No. 123's fair value based method:

                                                              2004               2003                 2002
                                                        -----------------   ----------------   -------------------
                                                                              (IN MILLIONS)
    Net income, as reported............................  $       929.9       $      524.4       $      587.4
    Less: total stock-based employee compensation
       expense determined under fair value method for
       all awards, net of income tax benefit...........          (21.4)             (35.8)             (36.0)
                                                        -----------------   ----------------   -------------------
    Pro Forma Net Earnings.............................  $       908.5       $      488.6       $      551.4
                                                        =================   ================   ===================

    The Black-Scholes option pricing model was used in determining the fair values of option awards used in the pro-forma disclosures above. The option pricing assumptions for 2004, 2003 and 2002 follow:

                                               HOLDING COMPANY                           ALLIANCE
                                   -----------------------------------------   ------------------------------
                                       2004           2003         2002          2004      2003       2002
                                   -------------  ------------- ------------   --------- ---------- ---------
     Dividend yield...............    2.24%          2.48%         2.54%         3.5       6.1%      5.80%

     Expected volatility..........     43%            46%           46%          32%        32%       32%

     Risk-free interest rate......    2.86%          2.72%         4.04%         4.0%      3.0%       4.2%

     Expected life in years.......      5              5             5            5          7         7

     Weighted average fair value
       per option at grant date...    $6.94          $4.39         $6.30        $8.00      $5.96     $5.89


    A summary of the activity in the option shares of the Holding Company and Alliance's option plans follows, including information about options outstanding and exercisable at December 31, 2004.


                                                       HOLDING COMPANY                         ALLIANCE
                                             ------------------------------------  ---------------------------------
                                                                    WEIGHTED                           WEIGHTED
                                                                    AVERAGE                            AVERAGE
                                                  AXA ADRS          EXERCISE           UNITS           EXERCISE
                                               (IN MILLIONS)         PRICE         (IN MILLIONS)        PRICE
                                             -------------------  ---------------  --------------- -----------------
        Balance at January 1, 2002.......         30.0              $31.55              15.9           $33.58
          Granted........................          6.7              $17.24               2.4           $33.32
          Exercised......................          (.2)             $10.70              (1.4)          $14.83
          Forfeited......................         (1.2)             $27.12               (.5)          $42.99
                                             -------------------                   ---------------

        Balance at December 31, 2002.....         35.3              $25.14              16.4           $34.92
          Granted........................          9.1              $12.60                .1           $35.01
          Exercised......................         (1.7)              $7.85              (1.2)          $17.26
          Forfeited......................         (1.8)             $25.16              (1.5)          $43.27
                                             -------------------                   ---------------

        Balance at December 31, 2003.....         40.9              $23.04              13.8           $35.55
          Granted........................          7.2              $20.66                .1           $33.00
          Exercised......................         (2.5)             $14.82              (2.5)          $18.43
          Forfeited......................         (1.6)             $23.74              (1.8)          $46.96
                                             -------------------                   ---------------

        Balance at December 31, 2004              44.0              $23.03               9.6           $37.82
                                             ===================                   ===============

    Information about options outstanding and exercisable at December 31, 2004 follows:

                                            OPTIONS OUTSTANDING                            OPTIONS EXERCISABLE
                             ---------------------------------------------------   -------------------------------------
                                                   WEIGHTED
                                                    AVERAGE         WEIGHTED                               WEIGHTED
              RANGE OF             NUMBER          REMAINING        AVERAGE             NUMBER              AVERAGE
              EXERCISE          OUTSTANDING       CONTRACTUAL       EXERCISE          EXERCISABLE          EXERCISE
               PRICES          (IN MILLIONS)     LIFE (YEARS)        PRICE           (IN MILLIONS)           PRICE
        ------------------  ------------------- ---------------- ---------------   ------------------   ----------------
              AXA ADRs
        ------------------
          $6.33 - $8.97               .2               1.08            $7.65               .2                 $7.65
          $10.13 - $15.12           10.1               7.39           $12.66              4.4                $12.81
          $15.91 - $22.84           15.5               7.35           $19.42              7.1                $18.51
          $25.96 - $32.87           13.1               3.65           $30.65             12.3                $30.64
          $35.85                     5.1               4.48           $35.85              5.1                $35.85
                              -----------------                                    ------------------
          $6.33 - $35.85            44.0                              $23.03             29.1                $25.71
                              =================                                    ==================

            Alliance
        ------------------
          $8.81-$18.47               1.2               2.25           $15.31              1.2                $15.31
          $25.63-$30.25              2.2               4.40           $28.05              2.1                $28.06
          $32.52-$48.50              3.1               7.01           $39.18              1.7                $42.03
          $50.15-$50.56              1.7               6.92           $50.25              1.0                $50.25
          $51.10-$58.50              1.4               5.95           $53.77              1.1                $53.76
                              -----------------                                    ------------------
          $8.81-$58.50               9.6               5.66           $37.82              7.1                $36.41
                              =================                                    ==================

    The Company's ownership interest in Alliance will continue to be reduced upon the exercise of unit options granted to certain Alliance employees. Options are exercisable over periods of up to ten years.

    In 1997, Alliance Holding established a long-term incentive compensation plan under which grants are made to key employees for terms established by Alliance Holding at the time of grant. These awards include options, restricted Alliance Holding units and phantom restricted Alliance Holding units, performance awards, other Alliance Holding unit based awards, or any combination thereof. At December 31, 2004, approximately 11.3 million Alliance Holding units of a maximum 41.0 million units were subject to options granted and .1 million Alliance Holding units were subject to awards made under this plan.

22) RELATED PARTY TRANSACTIONS

    The Company reimburses the Holding Company for expenses relating to the Excess Retirement Plan, Supplemental Executive Retirement Plan and certain other employee benefit plans that provide participants with medical, life insurance, and deferred compensation benefits. Such reimbursement was based on the cost to the Holding Company of the benefits provided which totaled $55.0 million and $57.6 million, respectively, for 2004 and 2003.

    The Company paid $658.8 million and $639.1 million, respectively, of commissions and fees to AXA Distribution and its subsidiaries for sales of insurance products for 2004 and 2003. The Company charged AXA Distribution's subsidiaries $293.1 million and $304.4 million, respectively, for their applicable share of operating expenses for 2004 and 2003, pursuant to the Agreements for Services.

    In September 2001, AXA Equitable loaned $400.0 million to AXA Insurance Holding Co. Ltd., a subsidiary of AXA. This investment has an interest rate of 5.89% and matures on June 15, 2007. All payments, including interest payable semi-annually, are guaranteed by AXA.

    Both AXA Equitable and Alliance, along with other AXA affiliates, participate in certain intercompany cost sharing and service agreements that include technology and professional development arrangements. Payments by AXA Equitable and Alliance to AXA under such agreements totaled approximately $30.2 million and $16.7 million in 2004 and 2003, respectively. Payments by AXA and AXA affiliates to AXA Equitable under such agreements totaled $38.9 million and $32.5 million in 2004 and 2003, respectively.

    In 2003, AXA Equitable entered into a reinsurance agreement with AXA Financial Reinsurance Company (Bermuda), LTD ("AXA Bermuda"), an indirect wholly owned subsidiary of the Holding Company, to cede certain term insurance policies written after December 2002. AXA Equitable ceded $28.6 million and $9.0 million of premiums and $16.4 million and $2.8 million of reinsurance reserves to AXA Bermuda in 2004 and 2003, respectively.

    In 2004, as a result of the Holding Company's acquisition of MONY, the Company restructured certain operations to reduce expenses and recorded pre-tax provisions of $45.6 million related to severance and $33.0 million related to the writeoff of capitalized software. During 2004, total severance payments made to employees totaled $5.0 million.

    Commissions, fees and other income includes certain revenues for services provided to mutual funds managed by Alliance described below:

                                                               2004               2003               2002
                                                         -----------------   ----------------  ------------------
                                                                              (IN MILLIONS)

    Investment advisory and services fees..............   $       744.6       $       748.1     $       763.2
    Distribution revenues..............................           447.3               436.0             467.5
    Shareholder servicing fees.........................            87.5                94.3             101.6
    Other revenues.....................................             8.8                11.4              10.2
    Brokerage..........................................             4.2                 4.4               7.0

23) SALE OF ALLIANCE CASH MANAGEMENT BUSINESS

    On October 28, 2004, Alliance announced that Alliance and Federated Investors, Inc. ("Federated") had reached a definitive agreement for Federated to acquire Alliance's cash management business. Under the agreement, up to $29.0 billion in assets from 22 third-party-distributed money market funds of AllianceBernstein Cash Management Services, will be transitioned into Federated money market funds at December 31, 2004. The transaction will not include the assets of AllianceBernstein Exchange Reserves, Inc., which will continue to be available to investors in other AllianceBernstein mutual funds. In addition, Alliance will continue to meet the liquidity needs of investors in its private client, managed account and institutional investment management businesses. The capital gain, net of income taxes and minority interest, that would be recognized upon the closing of the transaction in 2005 is not expected to be material to the Company. Estimated contingent payments received from Federated in the five years following the closing are expected to be similar in amount to the business's anticipated profit contribution over that period. The overall effect on earnings is, therefore, expected to be immaterial.

          Supplement dated May 1, 2005 to Prospectus dated May 1, 2005
    ------------------------------------------------------------------------


                          MEMBERS RETIREMENT PROGRAMS

                          funded under contracts with
                      AXA EQUITABLE LIFE INSURANCE COMPANY
             1290 Avenue of the Americas, New York, New York 10104
                        Toll-Free Telephone 800-223-5790


                       ----------------------------------

                           VARIABLE ANNUITY BENEFITS

                       ----------------------------------


           This Prospectus Supplement should be read and retained for future reference by Participants in the Members Retirement
                     Programs who are considering variable
                   annuity payment benefits after retirement.


                This Prospectus Supplement is not authorized for
                 distribution unless accompanied or preceded by
                    the Prospectus dated May 1, 2005 for the
                    appropriate Members Retirement Program.


------------------------------------------------------------------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS: ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
------------------------------------------------------------------------------

                              RETIREMENT BENEFITS

         When you become eligible to receive benefits under a Members Retirement Program, you may select one or more of the following forms of distribution, which are available in variable or fixed form. The law requires that if the value of your Account Balance is more than $5,000, you must receive a Qualified Joint and Survivor Annuity unless your Spouse consents to a different election.

         Life Annuity - annuity providing monthly payments for your life. No payments will be made after your death, even if you have received only one payment.

         Life Annuity Period Certain - an annuity providing monthly payments for your life or, if longer, a specified period of time. If you die before the end of that specified period, payments will continue to your beneficiary until the end of the period. Subject to legal limitations, you may specify a minimum payment period of 5, 10, 15 or 20 years; the longer the specified period, the smaller the monthly payments will be.

         Joint and Survivor Annuity - Period Certain - an annuity providing monthly payments for your life and that of your beneficiary or, if longer, a specified period of time. If you and your beneficiary both die before the end of the specified period, payments will continue to your contingent beneficiary until the end of the period. Subject to legal limitations, you may specify a minimum payment period of 5, 10, 15 or 20 years; the longer the specified period, the smaller the monthly payments will be.

How Annuity Payments are Made

         When your distribution of benefits under an annuity begins, your Units in the Funds are redeemed. Part or all of the proceeds, plus part or all of your Account Balance in the General Account Options, may be used to purchase an annuity. The minimum amount that can be used to purchase any type of annuity is $5,000. Usually, a $350 charge will be deducted from the amount used to purchase the annuity to reimburse us for administrative expenses associated with processing the application and with issuing each month's annuity payment. Applicable premium taxes will also be deducted.

Annuity payments may be fixed or variable.

         FIXED ANNUITY PAYMENTS. Fixed annuity payments are determined from our annuity rate tables in effect at the time the first annuity payment is made. The minimum amount of the fixed payments is determined from tables in our contract with the Trustees, which show the amount of proceeds necessary to purchase each $1 of monthly annuity payments (after deduction of any applicable taxes and the annuity administrative charge). These tables are designed to determine the amounts required to pay for the annuity selected, taking into account our administrative and investment expenses and mortality and expense risks. The size of your payment will depend upon the form of annuity chosen, your age and the age of your beneficiary if you select a joint and survivor annuity.
         If our current group annuity rates for payment of proceeds would produce a larger payment, those rates will apply instead of the minimums in the contract tables. If we give any group pension client with a qualified plan a better annuity rate than those currently available for the Program, we will also make those rates available to Program participants. The annuity administrative charge may be greater than $350 in that case. Under our contract with the Trustees, we may change the tables but not more frequently than once every five years. Fixed annuity payments will not fluctuate during the payment period.

         VARIABLE ANNUITY PAYMENTS. Variable annuity payments are funded through our Separate Account No. 4 (Pooled) (the "Fund"), through the purchase of Annuity Units. The number of Annuity Units purchased is equal to the amount of the first annuity payment divided by the Annuity Unit Value for the due date of the first annuity payment. The amount of the first annuity payment is determined in the same manner for a variable annuity as it is for a fixed annuity. The number of Annuity Units stays the same throughout the payment period for the variable annuity but the Annuity Unit Value changes to reflect the investment income and the realized and unrealized capital gains and losses of the Fund, after adjustment for an assumed base rate of return of 5-3/4%, described below.

         The amounts of variable annuity payments are determined as follows:
Payments normally start as of the first day of the second calendar month following our receipt of the proper forms. The first two monthly payments are the same.

         Payments after the first two will vary according to the investment performance of the Fund. Each monthly payment will be calculated by multiplying the number of Annuity Units credited to you by the Annuity Unit Value for the first business day of the calendar month before the due date of the payment.

         The Annuity Unit Value was set at $1.1553 as of July 1, 1969, the first day that Separate Account No. 4 (Pooled) was operational. For any month after that date, it is the Annuity Unit Value for the preceding month multiplied by the change factor for the current month. The change factor gives effect to the assumed annual base rate of return of 4-3/4% and to the actual investment experience of the Fund.

         Because of the adjustment for the assumed base rate of return, the Annuity Unit Value rises and falls depending on whether the actual rate of investment return is higher or lower than 5-3/4%.

         Illustration of Changes in Annuity Payments. To show how we determine variable annuity payments from month to month, assume that the amount you applied to purchase an annuity is enough to fund an annuity with a monthly payment of $363 and that the Annuity Unit Value for the due date of the first annuity payment is $1.05. The number of annuity units credited under your certificate would be 345.71 (363 divided by 1.05 = 345.71). If the third monthly payment is due on March 1, and the Annuity Unit Value for February was $1.10, the annuity payment for March would be the number of units (345.71) times the Annuity Unit Value ($1.10), or $380.28. If the Annuity Unit Value was $1.00 on March 1, the annuity payment for April would be 345.71 times $1.00 or $345.71.

Summary of Annuity Unit Values for the Fund

         This table shows the Annuity Unit Values with an assumed based rate of return of 5 3/4%.

                First Business Day of          Annuity Unit Value
                ---------------------          ------------------
                     October 1987                   $4.3934
                     October 1988                   $3.5444
                     October 1989                   $4.8357
                     October 1990                   $3.8569
                     October 1991                   $5.4677
                     October 1992                   $5.1818
                     October 1993                   $6.3886
                     October 1994                   $6.1563
                     October 1995                   $7.4970
                     October 1996                   $8.0828
                     October 1997                  $11.0300
                     October 1998                   $7.5963
                     October 1999                   $9.8568
                     October 2000                  $10.6810
                     October 2001                   $7.3761
                     October 2002                   $5.3455
                     October 2003                   $6.3322
                     October 2004                   $6.7242

                                    THE FUND

         The Fund (Separate Account No. 4 (Pooled)) was established pursuant to the Insurance law of the State of New York in 1969. It is an investment account used to fund benefits under group annuity contracts and other agreements for tax-deferred retirement programs administered by us.

         For a full description of the Fund, its investment policies, the risks of an investment in the Fund and information relating to the valuation of Fund assets, see the description of the Fund in our May 1, 2005 prospectus and the Statement of Additional Information.

                               INVESTMENT MANAGER

The Manager

         We, AXA Equitable, act as Investment Manager to the Fund. As such, we have complete discretion over Fund assets and we invest and reinvest these assets in accordance with the investment policies described in our May 1, 2005 prospectus and Statement of Additional Information.

         We are a New York stock life insurance company with our Home Office at 1290 Avenue of the Americas, New York, New York 10104. Founded in 1859, we are one of the largest insurance companies in the United States. AXA Equitable, our sole stockholder AXA Financial, Inc., and their subsidiaries managed assets of approximately $598 billion as of December 31, 2004, including third party assets of $473.79 billion.

Investment Management

         In providing investment management to the Fund, we currently use the personnel and facilities of our majority owned subsidiary, Alliance Capital Management L.P. ("Alliance"), for portfolio selection and transaction services. For a description of Alliance, see our May 1, 2005 Members Retirement Program prospectuses.

Fund Transactions

         The Fund is charged for securities brokers commissions, transfer taxes and other fees relating to securities transactions. Transactions in equity securities for the Fund are executed primarily through brokers which are selected by Alliance/Equitable Life and receive commissions paid by the Fund. For 2004, 2003, and 2002, the Fund paid $1,126,910, $929,767 and $1,298,849, respectively, in brokerage commissions. For a full description of our policies relating to the selection of brokers, see the description of the fund in our May 1, 2005 Statement of Additional Information.

                              FINANCIAL STATEMENTS

                  The financial statements of the Fund reflect applicable fees, charges and other expenses under the Members Retirement Programs as in effect during the periods covered, as well as the charges against the account made in accordance with the terms of all other contracts participating in the account.


Separate Account No. 4 (Pooled):                                   Page

Report of Independent Registered Public Accounting Firm               7

        Statement of Assets and Liabilities,
             December 31, 2004                                        8

        Statement of Operations for the Year Ended
             December 31, 2004                                        9

        Statements of Changes in Net Assets for the Years Ended
             December 31, 2004 and 2003                              10

        Portfolio of Investments
             December 31, 2004                                       11

        Notes to Financial Statements                                13

--------------------------------------------------------------------------------

            Report of Independent Registered Public Accounting Firm


To the Board of Directors of AXA Equitable Life Insurance Company and the Contractowners of Separate Account No. 4 of AXA Equitable Life Insurance Company

In our opinion, the accompanying statement of assets and liabilities, including the portfolio of investments, and the related statements of operations and of changes in net assets present fairly, in all material respects, the financial position of Separate Account No. 4 (Pooled) of AXA Equitable Life Insurance Company ("AXA Equitable") at December 31, 2004, the results of its operations for the year then ended and the changes in its net assets for each of the two years in the period then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of AXA Equitable's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audit of these financial statements in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2004 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion.




/s/ PricewaterhouseCoopers LLP
New York, New York
March 11, 2005

--------------------------------------------------------------------------------
Separate Account No. 4 (Pooled)
of AXA Equitable Life Insurance Company

Statement of Assets and Liabilities
December 31, 2004

----------------------------------------------------------------------------------------
Assets:
Investments (Notes 2 and 3):
 Common stocks -- at value (cost: $550,344,683)...........................  $728,117,766
 Short-term debt securities -- at value (amortized cost: $5,599,533) .....     5,599,533
Cash .....................................................................        49,074
Interest and dividends receivable ........................................       211,921
----------------------------------------------------------------------------------------
Total assets .............................................................   733,978,294
----------------------------------------------------------------------------------------
Liabilities:
Due to AXA Equitable's General Account ...................................     1,353,781
Accrued expenses .........................................................       706,817
----------------------------------------------------------------------------------------
Total liabilities ........................................................     2,060,598
----------------------------------------------------------------------------------------
Net Assets ...............................................................  $731,917,696
========================================================================================
Amount retained by AXA Equitable in Separate Account No. 4 ...............  $  2,711,921
Net assets attributable to contract owners ...............................   689,201,162
Net assets allocated to contracts in payout period .......................    40,004,613
----------------------------------------------------------------------------------------
Net Assets ...............................................................  $731,917,696
========================================================================================


                             Units Outstanding    Unit Values
                            ------------------- --------------
Institutional .............        50,597         $ 7,335.03
RIA .......................        29,813            695.74
Momentum Strategy .........         5,314             90.90
MRP .......................       146,878            286.30
ADA .......................       818,038            346.74
EPP .......................        19,436            714.47

The accompanying notes are an integral part of these financial statements.

--------------------------------------------------------------------------------
Separate Account No. 4 (Pooled)
of AXA Equitable Life Insurance Company

Statement of Operations
Year Ended December 31, 2004

-----------------------------------------------------------------------------------------
Investment Income (Note 2):
Dividends (net of foreign taxes withheld of $26,833)....................   $  3,122,293
Interest ...............................................................        113,385
----------------------------------------------------------------------------------------
Total investment income ................................................      3,235,678
----------------------------------------------------------------------------------------
Expenses (Note 5):
Investment management fees .............................................     (1,359,145)
Operating and expense charges ..........................................     (2,447,547)
----------------------------------------------------------------------------------------
Total expenses .........................................................     (3,806,692)
----------------------------------------------------------------------------------------
Net investment loss ....................................................       (571,014)
----------------------------------------------------------------------------------------
Realized and Unrealized Gain (Loss) on Investments (Note 2):
Realized gain from security and foreign currency transactions ..........     68,479,781
Change in unrealized appreciation /depreciation of investments .........     33,687,073
----------------------------------------------------------------------------------------
Net realized and unrealized gain on investments ........................    102,166,854
----------------------------------------------------------------------------------------
Net Increase in Net Assets Attributable to Operations ..................   $101,595,840
========================================================================================

The accompanying notes are an integral part of these financial statements.

--------------------------------------------------------------------------------
Separate Account No. 4 (Pooled)
of AXA Equitable Life Insurance Company

Statements of Changes in Net Assets

---------------------------------------------------------------------------------------------------------------
                                                                                  Year Ended December 31,
                                                                                      2004             2003
---------------------------------------------------------------------------------------------------------------
Increase (Decrease) in Net Assets:
From Operations:
Net investment loss ........................................................  $     (571,014)   $     (270,644)
Net realized gain (loss) on investments and foreign currency transactions ..      68,479,781       (17,379,109)
Change in unrealized appreciation/depreciation of investments ..............      33,687,073       208,381,402
---------------------------------------------------------------------------------------------------------------
Net increase in net assets attributable to operations ......................     101,595,840       190,731,649
---------------------------------------------------------------------------------------------------------------
From Contributions and Withdrawals:
Contributions ..............................................................      92,820,015        93,626,844
Withdrawals ................................................................    (150,234,175)     (129,176,442)
Asset management fees ......................................................      (1,128,020)       (1,011,672)
Administrative fees ........................................................        (419,710)         (434,123)
---------------------------------------------------------------------------------------------------------------
Net decrease in net assets attributable to contributions and withdrawals ...     (58,961,890)      (36,995,393)
---------------------------------------------------------------------------------------------------------------
Net increase in net assets attributable to AXA Equitable's transactions ....          12,083            11,716
---------------------------------------------------------------------------------------------------------------
Increase in Net Assets .....................................................      42,646,033       153,747,972
Net Assets -- Beginning of Year ............................................     689,271,663       535,523,691
---------------------------------------------------------------------------------------------------------------
Net Assets -- End of Year ..................................................  $  731,917,696    $  689,271,663
===============================================================================================================

The accompanying notes are an integral part of these financial statements.

--------------------------------------------------------------------------------
Separate Account No. 4 (Pooled)
of AXA Equitable Life Insurance Company


Portfolio of Investments -- December 31, 2004

--------------------------------------------------------------------------------
                                               Number of               Value
                                                 Shares               (Note 2)
--------------------------------------------------------------------------------
COMMON STOCKS
AEROSPACE & DEFENSE (1.1%)
Defense Electronics (1.1%)
L-3 Communications Holdings, Inc.                111,000             $ 8,129,640
                                                                     -----------
CAPITAL GOODS (0.2%)
Machinery (0.2%)
Actuant Corp. * .........................         29,800               1,554,070
                                                                     -----------
CONSUMER MANUFACTURING (7.7%)
Building & Related (7.7%)
Centex Corp. ............................        218,800              13,036,104
D. R. Horton, Inc. ......................        358,500              14,451,135
Lennar Corp. (Class A) ..................        263,500              14,935,180
NVR, Inc. * .............................         18,250              14,041,550
                                                                     -----------
                                                                      56,463,969
                                                                     -----------
CONSUMER SERVICES (16.5%)
Apparel (0.6%)
Coach, Inc. * ...........................         72,900               4,111,560
                                                                     -----------
Broadcasting & Cable (0.5%)
XM Satellite Radio Holdings, Inc. * .....         97,700               3,675,474
                                                                     -----------
Entertainment & Leisure (2.7%)
Dreamworks Animation SKG, Inc. * ........         12,700                 476,377
Harley-Davidson, Inc. ...................        316,600              19,233,450
                                                                     -----------
                                                                      19,709,827
                                                                     -----------
Retail - General Merchandise (8.0%)
Best Buy Company, Inc. ..................         38,200               2,269,844
eBay, Inc. * ............................        307,400              35,744,472
Lowe's Companies, Inc. ..................        181,400              10,446,826
Williams-Sonoma, Inc. ...................        284,200               9,958,368
                                                                     -----------
                                                                      58,419,510
                                                                     -----------
Miscellaneous (4.7%)
CDW Corp. ...............................        165,800              11,000,830
Education Management Corp. * ............        128,700               4,248,387
Electronic Arts, Inc. * .................         71,600               4,416,288
Iron Mountain, Inc. * ...................        371,300              11,320,937
Strayer Education, Inc. .................         32,500               3,568,175
                                                                     -----------
                                                                      34,554,617
                                                                     -----------
                                                                     120,470,988
                                                                     -----------
ENERGY (1.2%)
Oil Service (1.2%)
Baker Hughes, Inc. ......................        116,500               4,971,055
Schlumberger Ltd. * .....................         56,200               3,762,590
                                                                     -----------
                                                                       8,733,645
                                                                     -----------
FINANCE (20.9%)
Brokerage & Money
    Management (8.3%)
Charles Schwab Corp. ....................        342,100               4,091,516
Goldman Sachs Group, Inc. ...............         95,500               9,935,820


--------------------------------------------------------------------------------
                                               Number of               Value
                                                 Shares               (Note 2)
--------------------------------------------------------------------------------
Legg Mason, Inc. ........................        482,600             $35,355,276
Merrill Lynch & Co., Inc. ...............        128,700               7,692,399
Morgan Stanley DeanWitter & Co. .........         70,800               3,930,816
                                                                     -----------
                                                                      61,005,827
                                                                     -----------
Banking-Money Center (1.0%)
JPMorgan Chase & Co. ....................        188,271               7,344,452
                                                                     -----------
Insurance (4.9%)
American International Group, Inc. ......        394,700              25,919,949
Everest RE Group Ltd. ...................        112,200              10,048,632
                                                                     -----------
                                                                      35,968,581
                                                                     -----------
Miscellaneous (6.7%)
AMBAC Financial Group, Inc. .............        134,300              11,030,059
Citigroup, Inc. .........................        457,500              22,042,350
MBNA Corp. ..............................        541,500              15,264,885
                                                                     -----------
                                                                      48,337,294
                                                                     -----------
                                                                     152,656,154
                                                                     -----------
HEALTH CARE (23.1%)
Biotechnology (2.2%)
Amgen, Inc. .............................        178,000              11,418,700
Genentech, Inc. .........................         88,500               4,817,940
                                                                     -----------
                                                                      16,236,640
                                                                     -----------
Drugs (5.1%)
Forest Laboratories, Inc. * .............        462,300              20,738,778
Teva Pharmaceutical Industries Ltd.......        552,100              16,485,706
                                                                     -----------
                                                                      37,224,484
                                                                     -----------
Medical Products (10.4%)
Alcon, Inc. * ...........................        179,500              14,467,700
Patterson Company, Inc. * ...............        133,300               5,783,887
St. Jude Medical, Inc. * ................        411,600              17,258,388
Stryker Corp. ...........................        328,200              15,835,650
Zimmer Holdings, Inc. * .................        288,500              23,114,620
                                                                     -----------
                                                                      76,460,245
                                                                     -----------
Medical Services (5.4%)
Caremark Rx, Inc. * .....................        216,200               8,524,766
Wellpoint Health Networks, Inc. * .......        268,500              30,877,500
                                                                     -----------
                                                                      39,402,266
                                                                     -----------
                                                                     169,323,635
                                                                     -----------
MULTI INDUSTRY COMPANIES (1.2%)
Danaher Corp. * .........................        154,800               8,887,068
                                                                     -----------
TECHNOLOGY (27.3%)
Communication Equipment (6.3%)
Corning, Inc. ...........................        900,100              10,594,177
Juniper Networks, Inc. * ................        921,600              25,058,304
Qualcomm, Inc. ..........................        249,300              10,570,320
                                                                     -----------
                                                                      46,222,801
                                                                     -----------

--------------------------------------------------------------------------------
Separate Account No. 4 (Pooled)
of AXA Equitable Life Insurance Company


Portfolio of Investments -- December 31, 2004 (Concluded)

--------------------------------------------------------------------------------
                                               Number of               Value
                                                 Shares               (Note 2)
--------------------------------------------------------------------------------
Computer Hardware/Storage (3.5%)
Dell, Inc. * .............................       517,700             $21,815,878
EMC Corp. * ..............................       268,600               3,994,082
                                                                     -----------
                                                                      25,809,960
                                                                     -----------
Computer Peripherals (1.5%)
Network Appliance, Inc. * ................       339,100              11,264,902
                                                                     -----------
Computer Services (1.1%)
Alliance Data Systems Corp. * ............       170,300               8,085,844
                                                                     -----------
Internet Media (3.0%)
YAHOO!, Inc. * ...........................       577,300              21,752,664
                                                                     -----------
Semiconductor Components (5.1%)
Broadcom Corp. * .........................       232,200               7,495,416
Marvell Technology Group Ltd. * ..........       732,100              25,967,587
Silicon Laboratories, Inc. * .............       115,500               4,078,305
                                                                     -----------
                                                                      37,541,308
                                                                     -----------
Software (4.4%)
Comverse Technology, Inc. * ..............       228,900               5,596,605
SAP AG ...................................       282,300              12,480,483
Symantec Corp. * .........................       553,500              14,258,160
                                                                     -----------
                                                                      32,335,248
                                                                     -----------
Miscellaneous (2.4%)
Amphenol Corp. (Class A) * ...............       473,800              17,407,412
                                                                     -----------
                                                                     200,420,139
                                                                     -----------
TRANSPORTATION (0.2%)
Air Freight (0.2%)
United Parcel Service, Inc. (Class B).....       17,300                1,478,458
                                                                     -----------
TOTAL COMMON STOCKS (99.4%)
    (Cost $550,344,683 )..................                           728,117,766
                                                                     -----------




--------------------------------------------------------------------------------
                                               Number of               Value
                                                 Shares               (Note 2)
--------------------------------------------------------------------------------
SHORT-TERM DEBT SECURITIES (0.8%)
U.S. GOVERNMENT SPONSORED
    AGENCY OBLIGATIONS (0.8%)
Federal Home Loan Bank Discount
    Note 1.00%, 1/03/05 .................        $5,600,000        $  5,599,533
                                                                   ------------
TOTAL SHORT-TERM DEBT
    SECURITIES (0.8%)
    (Amortized Cost $5,599,533 ).........                             5,599,533
                                                                   ------------
TOTAL INVESTMENTS (100.2%)
    (Cost/Amortized Cost
    $555,944,216 ).......................                           733,717,299
OTHER ASSETS LESS LIABILITIES
    (-0.2%) .............................                            (1,799,603)
                                                                   ------------
NET ASSETS (100.0%) .....................                          $731,917,696
                                                                   ============

* Non-income producing security.

The accompanying notes are an integral part of these financial statements.

Separate Account No. 4 (Pooled)
of AXA Equitable Life Insurance Company


     Notes to Financial Statements
     December 31, 2004
                                                ------------------------------

1. General

Separate Account No. 4 (Pooled) (the Fund) of AXA Equitable Life Insurance Company (formerly The Equitable Life Assurance Society of the United States) ("AXA Equitable"), a wholly-owned subsidiary of AXA Financial, Inc., was established in conformity with the New York State Insurance Law. Pursuant to such law, to the extent provided in the contracts, the net assets in the Fund are not chargeable with liabilities arising out of any other business of AXA Equitable.

The contract owners invest in Separate Account No. 4, under the following respective names:

     Momentum Strategy

    Separate Account No. 4   The Alliance Growth Equity Fund

     RIA

    Separate Account No. 4   The Alliance Common Stock Fund

     MRP

    Separate Account No. 4   The Alliance Growth Equity Fund

     ADA

    Separate Account No. 4   The Growth Equity Fund

     EPP

    Separate Account No. 4   The Alliance Common Stock Fund

     Institutional

    Separate Account No. 4   Growth Stock Account

The excess of assets over reserves and other contract liabilities, if any, in Separate Account No. 4 may be transferred to AXA Equitable's General Account. AXA Equitable's General Account is subject to creditor rights. These financial statements reflect the total net assets and results of operations for the Separate Account No. 4. Annuity contracts available through AXA Equitable are Momentum Strategy, Retirement Investment Account ("RIA"), Members Retirement Program ("MRP"), American Dental Association Members Retirement Program ("ADA") and Equi-Pen-Plus ("EPP") (collectively, the Plans). Institutional reflects investments in funds by contract owners of group annuity contracts issued by AXA Equitable. Assets of the Plans and Institutional are invested in a number of investment Funds (available Funds vary by Plan). The American Dental Association Members Retirement Program is one of the many products participating in this Fund.

At December 31, 2004, interests of retirement and investment plans for employees, managers and agents of AXA Equitable in Separate Account No. 4 aggregated $203,244,109 (27.8%) of the net assets of the Fund.

AXA Equitable is the investment manager for the Fund. Alliance Capital Management L.P. (Alliance) serves as the investment adviser to AXA Equitable with respect to the management of the Fund. Alliance is indirectly majority-owned by AXA Equitable and AXA Financial, Inc.

AXA Equitable and Alliance seek to obtain the best price and execution of all orders placed for the portfolios of the AXA Equitable Funds considering all circumstances. In addition to using brokers and dealers to execute portfolio security transactions for accounts under their management, AXA Equitable and Alliance may also enter into other types of business and securities transactions with brokers and dealers, which will be unrelated to allocation of the Fund's portfolio transactions.

AXA Equitable performs all marketing and service functions under the contract. No commissions are paid for

Separate Account No. 4 (Pooled)
of AXA Equitable Life Insurance Company


     Notes to Financial Statements (Continued)
     December 31, 2004
                                                ------------------------------

1. General (Concluded)

these services; however, incentive compensation based on first year plan contributions and number of plan sales are paid to AXA Equitable employees who perform the marketing and service functions.

The amount retained by AXA Equitable in Separate Account No. 4 arises principally from (1) contributions from AXA Equitable, (2) expense risk charges accumulated in the account, and (3) that portion, determined ratably, of the account's investment results applicable to those assets in the account in excess of the net assets for the contracts. Amounts retained by AXA Equitable are not subject to charges for expense risks.


2. Significant Accounting Policies

The accompanying financial statements are prepared in conformity with accounting principles generally accepted in the United States of America
(GAAP). The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures. Actual results could differ from those estimates.

On December 29, 2003, the American Institute of Certified Public Accountants issued Statement of Position 03-05, "Financial Highlights of Separate Accounts:
An Amendment to the Audit and Accounting Guide "Audits of Investment Companies," which was effective for the December 31, 2003 financial statements. Adoption of the new requirements did not have a significant impact on the financial position or results of operations of the Fund.

Investment securities are valued as follows:

Stocks listed on national securities exchanges and certain over-the-counter issues traded on the National Association of Securities Dealers, Inc. Automated Quotation (NASDAQ) national market system are valued at the last sale price, or, if there is no sale, at the latest available bid price.

Foreign securities not traded directly, or in American Depository Receipt (ADR) form in the United States, are valued at the last sale price in the local currency on an exchange in the country of origin. Foreign currency is converted into its U.S. dollar equivalent at current exchange rates.

Forward contracts are valued at their last sale price or, if there is no sale, at the latest available bid price.

United States Treasury securities and other obligations issued or guaranteed by the United States Government, its agencies or instrumentalities are valued at representative quoted prices.

Long-term (i.e., maturing in more than a year) publicly-traded corporate bonds are valued at prices obtained from a bond pricing service of a major dealer in bonds when such prices are available; however, in circumstances where AXA Equitable and Alliance deem it appropriate to do so, an over-the-counter or exchange quotation may be used.

Convertible preferred stocks listed on national securities exchanges are valued at their last sale price or, if there is no sale, at the latest available bid price.

Convertible bonds and unlisted convertible preferred stocks are valued at bid prices obtained from one or more major dealers in such securities; where there is a discrepancy between dealers, values may be adjusted based on recent premium spreads to the underlying common stock.

Other assets that do not have a readily available market price are valued at fair value as determined in good faith by AXA Equitable's investment officers.

Separate Account No. 4 (Pooled)
of AXA Equitable Life Insurance Company


     Notes to Financial Statements (Continued)
     December 31, 2004
                                                ------------------------------

2. Significant Accounting Policies (Concluded)

Short-term debt securities which mature in 60 days or less are valued at amortized cost. Short-term debt securities which mature in more than 60 days are valued at representative quoted prices.

Security transactions are recorded on the trade date. Amortized cost of debt securities, where applicable, are adjusted for amortization of premium or accretion of discount. Dividend income is recorded on the ex-dividend date; interest income (including amortization of premium and discount on securities using the effective yield method) is accrued daily. Realized gains and losses on the sale of investments are computed on the basis of the identified cost of the related investments sold.

Transactions denominated in foreign currencies are recorded at the rate prevailing at the date of such transactions. Asset and liability accounts that are denominated in a foreign currency are adjusted to reflect the current exchange rate at the end of the period. Transaction gains or losses resulting from changes in the exchange rate during the reporting period or upon settlement of the foreign currency transactions are reflected under "Realized and Unrealized Gain (Loss) on Investments" in the Statement of Operations.

Net assets allocated to contracts in the payout period are computed according to various mortality tables, depending on the year the benefits were purchased. The tables used are the 1971 GAM table, the 1983 GAM table, and the 1994 GAR. The assumed investment returns vary by contract and range from 4 percent to 6.5 percent. The contracts are participating group annuities, and, thus, the mortality risk is borne by the contract holder, as long as the contract has not been discontinued. AXA Equitable retains the ultimate obligation to pay the benefits if the contract funds become insufficient and the contractholder elects to discontinue the contract.

Amounts due to/from the General Account represent receivables/payables for policy related transactions predominately related to premiums, surrenders and death benefits.


3. Investment Transactions

For the year ended December 31, 2004, investment security transactions, excluding short-term debt securities, were as follows:

                                           Purchases                        Sales
                                 ------------------------------ -----------------------------
                                      Stocks          U.S.           Stocks          U.S.
                                     and Debt      Government       and Debt      Government
              Fund                  Securities    and Agencies     Securities    and Agencies
---------------------------------------------------------------------------------------------
The Growth Equity Fund .........    $419,111,171    $   --         $481,601,731    $    --

4. Asset Charges

Charges and fees relating to the Fund are paid to AXA Equitable and are deducted in accordance with the terms of the various contracts which participate in the Fund. Depending upon the terms of a contract, sales-related fees and operating expenses are paid (i) by a reduction of an appropriate number of Fund Units or (ii) by a direct payment.

Momentum Strategy

Fees with respect to the Momentum Strategy contracts are as follows:

Daily Separate Account Charge:

On a daily basis a charge at an annual rate of 1.25% for Separate Account 4 is deducted from the net assets

Separate Account No. 4 (Pooled)
of AXA Equitable Life Insurance Company


     Notes to Financial Statements (Continued)
     December 31, 2004
                                                ------------------------------

4. Asset Charges (Continued)

attributable to the Momentum Strategy units. This fee is to cover expense risk, mortality risk, other charges and operating expenses of the contract. These fees are reflected as a reduction of the Momentum Strategy Unit Value.

Administrative Fees:

Participant Administrative Charge -- At the end of each calendar quarter, a maximum record maintenance and report fee of $3.75 ($15.00 per year) is either deducted from the Participant Retirement Account Value or billed to the employer. No charge is assessed if average account value is at least $20,000. Additionally, the Participant Retirement Account Value is assessed for the fee if the charge is not paid by the employer or the plan has less than 10 participants in the contract.

Plan Recordkeeping Service Charge with Checkwriting -- Employers electing plan recordkeeping with checkwriting services are subject to a charge of $25 per check. These amounts are withdrawn from the Participant Retirement Account Value before withdrawal.

Loan Charge -- A loan set up charge of $25 is made at the time the loan is set up. This is a one time charge per active loan. Quarterly loan recordkeeping charge is $6 per outstanding loan. Charge is deducted from the Participant Retirement Account Value.

Contingent Withdrawal Charge -- Certain withdrawals are subject to defined contingent withdrawal charges. The maximum charge is 6% of the total plan assets withdrawn. Charge is deducted from the Participant Retirement Account Value in addition to the amount withdrawn.

State Premium and other applicable taxes -- charge for state premium and other applicable taxes deducted is designed to approximate certain taxes that may be imposed. When applicable, this amount is deducted from contributions. Generally, the charge is deducted from the amount applied to provide an annuity payout option.

Operating and Expense Charges:

In addition to the charges and fees mentioned above, the Fund are charged for certain costs and expenses directly related to their operations. These may include transfer taxes, SEC filing fees and certain related expenses including printing of SEC filings, prospectuses and reports. These charges and fees are reflected as reductions of unit value.

RIA

Charges and fees relating to the Fund are paid to AXA Equitable and are deducted in accordance with the terms of the various contracts which participate in the Fund. Depending upon the terms of a contract, sales-related fees and operating expenses are paid (i) by a reduction of an appropriate number of Fund Units or (ii) by a direct payment. Fees with respect to the Retirement Investment Account (RIA) contracts are as follows:

Investment Management Fee:

An annual fee of 0.50% of the net assets attributable to RIA units is assessed for the Alliance Common Stock Fund. This fee is reflected as a reduction of the RIA Unit Value.

Administrative Fees:

Contracts investing in the Fund are subject to certain administrative expenses according to contract terms. These fees may include:

Separate Account No. 4 (Pooled)
of AXA Equitable Life Insurance Company


     Notes to Financial Statements (Continued)
     December 31, 2004
                                                ------------------------------

4. Asset Charges (Continued)

Ongoing Operations Fee -- An expense charge is made based on the combined net balances of the fund. Depending upon when the employer adopted RIA, the monthly rate ranges from 1/12 of 1.25% to 1/12 of 0.50% or from 1/12 of 1.25% to 1/12 of 0.25%.

Participant Recordkeeping Services Charge -- Employers electing RIA's optional Participant Recordkeeping Services are subject to an annual charge of $25 per employee-participant under the employer plan.

Contingent Withdrawal Charge -- Certain withdrawals are subject to defined contingent withdrawal charges. The maximum charge is 6% of the total plan assets withdrawn.

Loan Fee -- A loan fee equal to 1% of the amount withdrawn as loan principal is deducted on the date the plan loan is made.

Operating and Expense Charges:

In addition to the charges and fees mentioned above, the Fund is charged for certain costs and expenses directly related to its operations. These may include transfer taxes, SEC filing fees and certain related expenses including printing of SEC filings, prospectuses and reports. These charges and fees are reflected as reductions of unit value.

MRP

Charges and fees relating to the Fund are paid to AXA Equitable are deducted in accordance with the terms of the various contracts which participate in the Funds. With respect to the Members Retirement Program these expenses consist of investment management and accounting fees, program expense charge, direct expenses and record maintenance and report fees. These charges and fees are paid to AXA Equitable and are recorded as expenses in the accompanying Statement of Operations. Fees with respect to the Members Retirement Program contracts are as follows:

Program Expense Charge--An expense charge is made at an effective annual rate of 1.00% of the combined value of all investment options maintained under the contract with AXA Equitable and is deducted monthly.

Investment Management Fees--An expense charge is made daily at an effective annual rate of 0.50% of the net assets of the Alliance Growth Equity Fund.

Direct Operating and Other Expenses--In addition to the charges and fees mentioned above, the Fund is charged for certain costs and expenses directly related to their operations. These may include transfer taxes, SEC filing fees and certain related expenses including printing of SEC filings, prospectuses and reports. These charges and fees are reflected as a reduction of the unit value.

A record maintenance and report fee of $3.75 is deducted quarterly as a liquidation of Fund units.

ADA

Charges and fees relating to the Fund are deducted in accordance with the terms of the various contracts which participate in the Fund. Depending upon the terms of a contract, sales-related fees and operating expenses are paid (i) by a reduction of an appropriate number of Fund Units or (ii) by a direct payment. These charges and fees are paid to AXA Equitable and are recorded as expenses in the accompanying Statement of Operations. Fees with respect to the American Dental Association Members Retirement Program are as follows:

Separate Account No. 4 (Pooled)
of AXA Equitable Life Insurance Company


     Notes to Financial Statements (Continued)
     December 31, 2004
                                                ------------------------------

4. Asset Charges (Continued)

Investment Management and Administration Fees (Investment Management Fees):

AXA Equitable receives a fee based on the value of the Growth Equity Fund at a monthly rate of 1/12 of (i) 0.29 of 1% of the first $100 million and (ii) 0.20 of 1% of the excess over $100 million of its ADA Program assets.

An Administrative fee is charged at a daily rate of 0.15% of average daily net assets.

Operating and Expense Charges:

Program Expense Charge -- In the year prior to May 1, 2004 the expense charge was made on the combined value of all investment options maintained under the contract with AXA Equitable at a monthly rate 1/12 of (i) 0.655 of 1% of the first $400 million and (ii) 0.650 of 1% of the excess over $400 million.

Effective May 1, 2004 an expense charge is made on the combined value of all investment options maintained under the contract with AXA Equitable at a monthly rate of 1/12 of 0.645%.

A portion of the Program Expense Charge assessed by AXA Equitable is made on behalf of the ADA and is equal to a monthly rate of 1/12 for (i) 0.025 of 1% of the first $400 million and (ii) 0.020 of 1% of the excess over $400 million. For 2003 and 2002, respectively, the portion of the Program Expense Charge paid to the ADA has been reduced to 0.00% for all asset levels but the ADA's portion could be increased in the future.

Other Expenses -- In addition to the charges and fees mentioned above, the Fund is charged for certain costs and expenses directly related to its operations. These may include transfer taxes, SEC filing fees and certain related expenses including printing of SEC filings, prospectuses and reports. A record maintenance and report fee of $3 is deducted quarterly from each participant's aggregate account balance. For clients with Investment Only plans, a record maintenance fee of $1 is deducted quarterly.

EPP

Charges and fees relating to the Fund are paid to AXA Equitable and are deducted in accordance with the terms of the various contracts, which participate in the Fund. Depending upon the terms of a contract, sales-related fees and operating expenses are paid (i) by a reduction of an appropriate number of Fund Units or (ii) by a direct payment. Fees with respect to the Equi-Pen-Plus Master Plan and Retirement Trust are as follows:

Investment Management Fee:

An annual fee of 0.25% of the total plan and trust net assets held in the Separate Account is deducted daily. This fee is reflected as reduction in EPP unit value.

Administrative Fees:

Ongoing Operations Fee -- An expense charge is made based on each client's combined balance of Master Plan and Trust net assets in the Separate and Fixed Income Accounts at a monthly rate of 1/12 of (i) 1% of the first $500,000, (ii) 0.75% of the next $500,000 and (iii) 0.50% of the excess over $1,000,000.

Participant Recordkeeping Services Charge -- Employers electing Equi-Pen-Plus's optional Participant Recordkeeping Services are subject to an annual charge of $25 per employee-participant under the employer plan.

Withdrawal Charge -- A charge is applied if the client terminates plan participation in the Master Retirement Trust and if the client transfers assets to another funding agency before the fifth anniversary of the date AXA

Separate Account No. 4 (Pooled)
of AXA Equitable Life Insurance Company


     Notes to Financial Statements (Continued)
     December 31, 2004
                                                ------------------------------

4. Asset Charges (Concluded)

Equitable accepts the participation agreement. The redemption charge is generally paid via a liquidation of units held in the fund and will be based on the following schedule:


     For Terminating Occurring In:                   Redemption Charge:
    -------------------------------            ------------------------------
          Years 1 and 2 ...........            3% of all Master Trust assets
          Years 3 and 4 ...........            2% of all Master Trust assets
          Year 5 ..................            1% of all Master Trust assets
          After Year 5 ............            No Redemption Charge

Operating and Expense Charges:

In addition to the charges and fees mentioned above, the Fund is charged for certain costs and expenses directly related to their operations. These may include custody, audit and printing of reports. These charges and fees are reflected as reduction of unit value.

Institutional

Asset Management Fees

Asset management fees are charged to clients investing in the Separate Account. The fees are based on the prior month-end net asset value (as defined) of each client's aggregate interest in AXA Equitable's Separate Account, and are determined monthly. Clients can either pay the fee directly by remittance to the Separate Account or via liquidation of units held in the Separate Account. The fees are calculated for each client in accordance with the schedule set forth below:


           Each Client's Aggregate Interest             Annual Rate
       ---------------------------------------         -------------
             Minimum Fee .....................         $5,000
             First $2 million.................          0.85 of 1%
             Next $3 million..................          0.60 of 1%
             Next $5 million..................          0.40 of 1%
             Next $15 million.................          0.30 of 1%
             Next $75 million.................          0.25 of 1%
             Excess over $100 million.........          0.20 of 1%

There is an additional charge made to clients utilizing AXA Equitable's Active Investment Management Service (AIMS). The service is optional and delegates to AXA Equitable the responsibility for actively managing the client's assets among AXA Equitable's Separate Account. In the event that the client chooses this service, the additional fee is based on the combined net asset value of the client's assets in the Separate Account. Clients electing this service either pay the fee directly by remittance to the Separate Account or via liquidation of units held in the Separate Account. The charge is assessed on a monthly basis at the annual rates shown below:


         Client's Aggregate Interest                    Annual Rate
       -------------------------------                 ------------
             Minimum Fee .............                 $2,500
             First $5 million.........                 0.100%
             Next $5 million..........                 0.075%
             Next $5 million..........                 0.050%
             Over $15 million.........                 0.025%

Asset management fees and AIMS fees are paid to AXA Equitable.

Separate Account No. 4 (Pooled)
of AXA Equitable Life Insurance Company


     Notes to Financial Statements (Continued)
     December 31, 2004
                                                ------------------------------

4. Asset Charges (Concluded)

Administrative Fees

Certain client contracts provide for a fee for administrative services to be paid directly to AXA Equitable. This administrative fee is calculated according to the terms of the specific contract and is generally paid via a liquidation of units held in the Fund in which the contract invests. Certain of these client contracts provide for administrative fees to be paid through a liquidation of units from a Short-term liquidity account. The payment of the fee for administrative services has no effect on other separate account clients or the unit values of the separate account.

Operating and Expense Charges

In addition to the charges and fees mentioned above, the Separate Account is charged for certain costs and expenses directly related to their operations. These charges may include custody and audit fees, and result reduction of Separate Account unit values.


5. Taxes

No Federal income tax based on net income or realized and unrealized capital gains was applicable to contracts participating in the Fund by reason of applicable provisions of the Internal Revenue Code and no federal income tax payable by AXA Equitable will affect such contracts. Accordingly, no provision for Federal income taxes is required.


6. Changes in Units Outstanding

Accumulation units issued and redeemed during periods indicated were (in thousands):

                            Year Ended December 31,
                            -----------------------
                                2004        2003
                            ----------- -----------
The Growth Equity Fund
ADA
Issued ....................       140       147
Redeemed ..................      (149)     (137)
                                ------      ----
Net Increase (Decrease) ...        (9)       10
                                ------      ----
Alliance Growth Equity Fund
Momentum Strategy
Issued ....................         1         2
Redeemed ..................        (2)       (1)
                                ------      ----
Net Increase (Decrease) ...        (1)        1
                                ------      ----
Alliance Common Stock Fund
RIA
Issued ....................         4         6
Redeemed ..................       (12)      (19)
                                ------      ----
Net (Decrease) ............        (8)      (13)
                                ------      ----
Alliance Growth Equity Fund
MRP
Issued ....................       260        39
Redeemed ..................      (266)      (40)
                                ------      ----

Separate Account No. 4 (Pooled)
of AXA Equitable Life Insurance Company


     Notes to Financial Statements (Continued)
     December 31, 2004
                                                ------------------------------

6. Changes in Units Outstanding (Concluded)


                            Year Ended December 31,
                            -----------------------
                                2004        2003
                            ----------- -----------
Net (Decrease) ...........         (6)       (1)
                                ------      ----
Alliance Common Stock Fund
EPP
Issued ...................          2         1
Redeemed .................         (6)       (3)
                                ------      ----
Net (Decrease) ...........         (4)       (2)
                                ------      ----
Growth Stock Account
Institutional
Issued ...................          5         8
Redeemed .................        (12)      (13)
                                ------      ----
Net Increase (Decrease) ..         (7)       (5)
                                ------      ----

7. Investment Income Ratio

The investment income ratio is calculated by taking the gross investment income earned divided by the average net assets of a fund during the report period. Shown below is the investment income ratio throughout the periods indicated.

                                                Year Ended December 31,
                                 ------------------------------------------------------
                                    2004       2003       2002       2001       2000
                                 ---------- ---------- ---------- ---------- ----------
The Growth Equity Fund ......... 0.46%      0.47%      0.40%      0.46%      0.45%

8. Accumulation Unit Values

AXA Equitable issues a number of group annuity contracts that allow employer plan assets to accumulate on a tax-deferred basis. The contracts are typically designed for employers wishing to fund defined benefit, defined contribution and/or 401(k) plans. Annuity contracts available through AXA Equitable are the American Dental Association Members Retirement Program ("ADA"), Retirement Investment Account ("RIA"), Momentum Strategy ("Momentum"), Members Retirement Program ("MRP") and Equi-Pen-Plus ("EPP") (collectively the Plans). Assets of the Plans are invested in a number of investment Funds (available Funds vary by Plan).

Institutional units presented on the Statement Assets and Liabilities reflect investments in the Fund by contractholders of group annuity contracts issued by AXA Equitable. Institutional unit value is determined at the end of each business day. Institutional unit value reflects the investment performance of the underlying Fund for the day and charges and expenses deducted by the Fund. Contract unit values (ADA, RIA, MRP, Momentum and EPP) reflect the same investment results as the Institutional unit value presented on the Statement of Assets and Liabilities. In addition, contract unit values reflect certain investment management and accounting fees, which vary by contract. These fees are charged as a percentage of net assets and are disclosed below for the Plans' contracts in percentage terms.

Shown below is accumulation unit value information for the Plans' units outstanding in Separate Account 4.

Separate Account No. 4 (Pooled)
of AXA Equitable Life Insurance Company


     Notes to Financial Statements (Concluded)
     December 31, 2004
                                                ------------------------------

8. Accumulation Unit Values (Concluded)


                                                                                            Year Ended December 31,
                                                                       -------------------------------------------------------------
                                                                             2004            2003            2002           2001
                                                                       --------------- --------------- --------------- -------------
The Growth Equity Fund
ADA, 1.025%*
Unit Value, end of period ............................................   $   346.74     $   302.18      $  223.26             --
Net Assets (000's) ...................................................   $  283,643     $  249,918      $ 182,907             --
Number of units outstanding, end of period (000's) ...................          818            827            817             --
Total Return** .......................................................        14.75%         35.05%        (27.87)%           --
The Growth Equity Fund
Momentum Strategy, 1.25%*
Unit Value, end of period ............................................   $    90.90     $    79.38      $   58.54      $   82.63
Net Assets (000's) ...................................................   $      483     $      435      $     299      $   1,202
Number of units outstanding, end of period (000's) ...................            5              6              5             15
Total Return** .......................................................        14.51%         35.60%        (29.16)%       (18.11)%
Alliance Common Stock Fund
RIA, 0.50%*
Unit Value, end of period ............................................   $   695.74     $   602.90      $  443.82      $  611.48
Net Assets (000's) ...................................................   $   20,742     $   23,093      $  22,530      $  50,100
Number of units outstanding, end of period (000's) ...................           30             38             51             82
Total Return** .......................................................        15.40%         35.84%        (27.42)%       (18.37)%
Alliance Growth Equity Fund
MRP, 1.50%*
Unit Value, end of period ............................................   $   286.30     $   251.02      $  186.97      $  261.19
Net Assets (000's) ...................................................   $   42,051     $   38,426      $  28,750      $  41,578
Number of units outstanding, end of period (000's) ...................          147            153            154            159
Total Return** .......................................................        14.05%         34.26%        (28.42)%       (19.44)%
Alliance Common Stock Fund
EPP, 0.25%*
Unit Value, end of period ............................................   $   714.47     $   617.58      $  453.49             --
Net Assets (000's) ...................................................   $   13,886     $   13,987      $  11,356             --
Number of units outstanding, end of period (000's) ...................           19             23             25             --
Total Return** .......................................................        15.69%         36.18%        (27.24)%           --
Growth Stock Account
Institutional
Unit Value, end of period ............................................   $ 7,335.03     $ 6,324.43     $ 4,632.41             --
Net Assets (000's) ...................................................   $  371,131     $  363,345     $  289,558             --
Number of units outstanding, end of period (000's) ...................           51             57             63             --
Total Return** .......................................................        15.98%         36.53%        (27.05)%           --

* Expenses as a percentage of average net assets (0.25%, 0.50%, 1.025%, 1.25%, 1.50% annualized) consist of mortality and expense charges and other expenses for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying fund have been excluded.

**   These amounts represent the total return for the periods indicated, including changes in the value of the underlying fund, and expenses assessed through the reduction of unit values. These ratios do not include any expenses assessed through the redemption of units.

                                    PART C

                               OTHER INFORMATION

Item 24. Financial Statements and Exhibits

 (a)      Financial Statements included in Part B.

 The following are included in the Statement of Additional
 Information relating to the American Dental Association
 Program:


  1.      Separate Account Nos. 4 (Pooled), 191 and 200
          (The Growth Equity, Foreign and Aggressive Equity Accounts):
          -Report of Independent Registered Public Accounting Firm -
           PricewaterhouseCoopers LLP

  2.      Separate Account No. 4 (Pooled):
          - Statement of Assets and Liabilities, December 31, 2004
          - Statements of Operations and Changes in Net
            Assets for the Years Ended December 31, 2004 and 2003
          - Portfolio of Investments, December 31, 2004
          - Notes to Financial Statements

  3.      Separate Account No. 191:
          - Statement of Assets and Liabilities, December 31, 2004
          - Statements of Operations and Changes in Net
            Assets for the Years Ended December 31, 2004 and 2003

  4.      Separate Account No. 200:
          -  Statement of Assets and Liabilities
          - Statement of Operations and Changes in Net Assets for the Years Ended December 31, 2004 and 2003

  5.      Separate Account No. 206:
          - Report of Independent Registered Public Accounting Firm - PricewaterhouseCoopers LLP
          -  Statements of Assets and Liabilities, December 31, 2004
          -  Statements of Operations for the Year Ended December 31, 2004
          - Statement of Changes in Net Assets for the Years Ended December 31, 2004
          -  Notes to Financial Statements


  6.      Separate Account Nos. 191 and 200:
          -  Notes to Audited Financial Statements

  7.      Schedule X:
          -  Supplementary Income Statement Information, December 31, 2004 and
             2003

  8.      Schedule XII:
          -  Mortgage Loans Receivable on Real Estate, December 31, 2004 and
             2003

  9.      AXA Equitable Life Insurance Company:
          - Report of Independent Registered Public Accounting Firm - PricewaterhouseCoopers LLP
          -  Consolidated Balance Sheets, December 31, 2004 and 2003
          - Consolidated Statements of Earnings for the Years Ended December 31, 2004, 2003 and 2002
          - Consolidated Statements of Equity for the Years Ended December 31, 2004, 2003 and 2002
          - Consolidated Statements of Cash Flows for the Years Ended December 31, 2004, 2003 and 2002


 (b)      Exhibits.


 The following Exhibits are filed herewith:

  1. (a) Resolutions of the Board of Directors of The Equitable Life Assurance Society of the United States ("Equitable") authorizing the establishment of Equitable's Separate Account Nos. 4, 30, and
          191, incorporated by reference to Post-Effective Amendment No. 1 on Form N-3 to Registration Statement 33-46995, filed July 22, 1992.

     (b) Resolutions of the Board of Directors of The Equitable authorizing the establishment of Equitable's Separate Account 200, dated September 5, 1995, incorporated by reference to Exhibit 1(b) to Registration Statement No.333-50967, filed February 5, 1999.

     (c) Action, dated April 6, 1999 regarding the establishment of Separate Account 206, dated April 6, 1999 pursuant to Resolution Nos. 21-69, B46-70, B42-84 and B57-91, previously filed with this Registration Statement, File No. 333-77117, on October 25, 1999.

  2.      Not Applicable.

  3. (a) Distribution and Servicing Agreement among Equico Securities, Inc., (now AXA Advisors, LLC) Equitable and Equitable Variable dated as of May 1, 1994, incorporated by reference to Exhibit No. 3(c) to Registration Statement No. 2-74667 filed on Form N-4 on April 4, 1995.

     (b) Participation Agreement among EQ Advisors Trust, The Equitable Life Assurance Society of the United States, Equitable Distributors, Inc. and EQ Financial Consultants, Inc. (now AXA Advisors, LLC), dated as of the 14th day of April 1997, incorporated by reference to the Registration Statement of EQ Advisors Trust (File No. 333-17217) on Form N-1A, filed August 28, 1997.

     (c) Servicing Agreement among Legg Mason Wood Walker ("Legg Mason") and Equitable Life Assurance Society dated July 12, 2002 previously filed with this Registration Statement, File No. 333-104774, on April 25, 2003.

     (d) Servicing Agreement among Equitable Life Assurance Society, Strong Investor Services, Inc. and Strong Investments Inc. dated July 22, 2002 previously filed with this Registration Statement, File No. 333-104774, on April 25, 2003.

     (e) Form of Fund Participation Agreement among AXA Equitable Life Insurance Company and The Vanguard Group, Inc., dated April 21, 2005.

                 4.      (a)   Exhibit 6(a)(2) (Group Annuity Contract AC 2100,
                               as amended and restated effective February 1, 1991 on contract Form No. APC 1,000- 91, among the Trustees of the American Dental Association
                               Members Retirement Trust, the American Dental
                               Association Members Pooled Trust for Retirement
                               Plans and The Equitable Life Assurance Society of the United States), incorporated by reference to Post-Effective Amendment No. 1 on Form N-3 to
                               Registration Statement 33-40162, filed December
                               20, 1991.

                         (b) Rider No. 1 to Group Annuity Contract AC 2100 among the Trustees of the American Dental Association Members Retirement Trust, the American Dental Association Members Pooled Trust for Retirement Plans and The Equitable Life Assurance Society of the United States, incorporated by reference to Registration No. 33-46995 on Form N-3 of Registrant, filed April 8, 1992.

                         (c) Form of Rider No. 2 to Group Annuity Contract AC 2100 among the Trustees of the American Dental Association Members Retirement Trust, the American Dental Association Members Pooled Trust for Retirement Plans and The Equitable Life Assurance Society of the United States, incorporated by reference to Registration No. 33-46995 on Form N-3 of Registrant, filed April 8, 1992.

                         (d) Rider No. 3 to Group Annuity Contract AC 2100 among the Trustees of the American Dental Association Members Retirement Trust, the American Dental Association Members Pooled Trust for Retirement Plans and The Equitable Life Assurance Society of the United States, incorporated by reference to Registration No. 33-75616 on Form N-4 of Registrant, filed April 29, 1994.

                         (e) Form of Rider No. 4 to Group Annuity Contract AC 2100 among the Trustees of the American Dental Association Members Retirement Trust, the American Dental Association Members Pooled Trust for Retirement

                               Plans and The Equitable Life Assurance Society of the United States, incorporated by reference to Registration No. 33-75616 on Form N-4 of Registrant, filed April 29, 1994.

                         (f) Form of Rider No. 5 to Group Annuity Contract AC 2100 among the Trustees of the American Dental Association Members Retirement Trust, the American Dental Association Members Pooled Trust for Retirement Plans and The Equitable Life Assurance Society of the United States, incorporated by reference to Registration No. 33-75616 on Form N-4 of Registrant, filed on February 27, 1995.

                         (g) Form of Rider No. 6 to Group Annuity Contract AC 2100 among the Trustees of the American Dental Association Members Retirement Trust, the American Dental Association Members Pooled Trust for Retirement Plans and The Equitable Life Assurance Society of the United States, previously filed with this Registration Statement No. 33-63113 on September 29, 1995.

                         (h) Form of Rider No. 7 to Group Annuity Contract AC 2100 among the Trustees of the American Dental Association Members Retirement Trust, the American Dental Association Members Pooled Trust for Retirement Plans and The Equitable Life Assurance Society of the United States, incorporated by reference to Pre-Effective Amendment No. 1 to Registration Statement No. 33-63113 on Form N-4 of Registrant, filed on November 21, 1995.

                         (i) Form of Rider No. 8 to Group Annuity Contract AC 2100 among the Trustees of the American Dental Association Members Retirement Trust, the American Dental Association Members Pooled Trust for Retirement Plans and The Equitable Life Assurance Society of the United States, incorporated by reference to Pre-Effective Amendment No. 1 to Registration Statement No. 333-01301 on Form N-4 of Registrant filed April 30, 1996.

                         (j) Form of Rider No. 9 to Group Annuity Contract AC 2100 among the Trustees of the American Dental Association Members Retirement Trust, the American Dental Association Members Pooled Trust for Retirement Plans and The Equitable Life Assurance Society of the United States, incorporated by reference to Registration Statement No. 333-25807 on form N-4, filed on April 24, 1997.

                  5.     (a)   Exhibit 7(a) (Form of Participation Agreement
                               for the standardized Profit-Sharing Plan under the ADA Program), incorporated by reference to Post-Effective Amendment No. 1 on Form N-3 to
                               Registration Statement on Form S-1 of
                               Registrant, filed April l6, 1986.

                         (b) Exhibit 7(b) (Form of Participation Agreement for the nonstandardized Profit-Sharing Plan under the ADA Program), incorporated by reference to Post-Effective Amendment No. 1 on Form N-3 to Registration Statement on Form S-1 of Registrant, filed April l6, 1986.

                         (c) Exhibit 7(e) (Copy of Attachment to Profit Sharing Participation Agreement under the American Dental Association Members Retirement
                               Plan), incorporated by reference to Registration No. 33-21417 on Form N-3 of Registrant, filed April 26, 1988.

                         (d) Exhibit 7(e)(2) (Form of Participant Enrollment Form under the ADA Program), incorporated by reference to Post-Effective Amendment No. 2 on Form N-3 to Registration Statement on Form S-1 of Registrant, filed April 2l, l987.

                         (e) Exhibit 7(v) (Form of Simplified Participation Agreement for the Profit-Sharing Plan under the ADA Program, as filed with the Internal

                              Revenue Service), incorporated by reference to Post-Effective Amendment No. 2 to Registration No. 33-21417 on Form N-3 of Registrant, filed April 26, 1989.

                        (f)   Exhibit 7(w) (Form of Non-Standardized
                              Participation Agreement for the Profit-Sharing Plan under the ADA Program, as filed with the Internal Revenue Service), incorporated by reference to Post- Effective Amendment No. 2 to Registration No. 33-21417 on Form N-3 of Registrant, filed April 26, 1989.

                        (g) Exhibit 7(x) (Form of Standardized Participation Agreement for the Profit-Sharing Plan under the ADA Program, as filed with the Internal Revenue Service), incorporated by reference to Post-Effective Amendment No. 2 to Registration No. 33-21417 on Form N-3 of Registrant, filed April 26, 1989.


                        (h) Buy-Sell Agreement by and among the Trustees of the American Dental Association Members Retirement Trust and of the American Dental Association Members Pooled Trust for Retirement Plans, The Equitable Life Assurance Society of the United States, Templeton Funds, Inc. and Templeton Funds Distributor, Inc., incorporated by reference to Registration Statement No. 33-46995 on Form N-3 of Registrant, filed April 8, 1992.

                        (i) Amended and Restated Buy-Sell Agreement effective April 17, 1995 between The Equitable Life Assurance Society of the United States and Franklin Templeton Distributors, Inc., incorporated by reference to Registration Statement No. 33-91588 on From N-3 of Registrant, filed April 28, 1995.



                 6.     (a)   Copy of the Restated Charter of The Equitable
                              Life Assurance Society of the United States, as amended January 1, 1997, incorporated by reference to Registration No. 333-25807 on Form
                              N-4, filed April 24, 1997.

                        (b) By-Laws of The Equitable Life Assurance Society of the United States, as amended November 21, 1996, incorporated by reference to Registration No. 333-25807 on Form N-4, filed April 24, 1997.

                 7.     Not applicable

                 8.     (a)   Exhibit 11(a)(2) (Form of American Dental
                              Association Members Retirement Plan, as filed with the Internal Revenue Service), incorporated by reference to Post-Effective Amendment No. 2 to Registration No. 33-21417 on Form N-3 of
                              Registrant, filed April 26, 1989.

                        (b) Exhibit 11(g)(2) (Form of American Dental Association Members Retirement Trust, as filed with the Internal Revenue Service), incorporated by reference to Post-Effective Amendment No. 2 to Registration No. 33-21417 on Form N-3 of Registrant, filed April 26, 1989.

                        (c) Exhibit 11(i) (Form of First Amendment to the American Dental Association Members Retirement Trust), incorporated by reference to Post-Effective Amendment No. 1 to Registration No. 33-40162 on Form N-3 of Registrant, filed December 20, 1991.

                         (d) Exhibit 11(o) (Copy of Administration Services Agreement, dated May 1, 1994, among The Equitable Life Assurance Society of the United States, the Trustees of the American Dental Association Members Retirement Trust, and of the American Dental Association Members Pooled Trust for Retirement Plans and the Council of Insurance of the American Dental Association), incorporated by reference to Registration Statement No. 33-75614 on Form N-3 of Registrant, filed February 23, 1994.

                         (e)   Exhibit 11(j) (Copy of American Dental
                               Association Members Pooled Trust for Retirement Plans, dated as of January 1, 1984), incorporated by reference to Post-Effective Amendment No. 1 to Registration No. 33-40162 on Form N-3 of Registrant on Form N-3 of Registrant, filed December 20, 1991.

                         (f) Exhibit 11(k) (Form of First Amendment to the American Dental Association Members Pooled Trust for Retirement Plans, dated as of January 1,
                               1984), incorporated by reference to
                               Post-Effective Amendment No. 1 to Registration No. 33-40162 on Form N-3 of Registrant, filed December 20, 1991.

                         (g) Form of Basic Plan Document (No. 1) for the Volume Submitter Plan as filed with the Internal Revenue Service in November 2003, incorporated herein by reference to Exhibit 7(m) to the Registration Statement File No. 333-114881 on Form N-3 with respect to Separate Account 4, filed on April 27, 2004.

                  9.     (a)   Opinion and Consent of Anthony A. Dreyspool,
                               Vice President and Associate General Counsel of
                               The Equitable Life Assurance Society of the
                               United States incorporated by reference to Registration Statement No. 333-25807, filed
                               April 24, 1997.

                         (b) Opinion and Consent of Mary P. Breen, Vice President and Associate General Counsel of the Equitable Life Assurance Society of the United States, previously filed with this Registration Statement on Form N-4, File No. 333-50967 on April 24, 1998.

                         (c) Opinion and Consent of Mary Joan Hoene, Vice President and Counsel of The Equitable Life Assurance Society of the United States, previously filed with this Registration Statement, File No. 333-77117 on April 27, 1999.

                         (d) Opinion and Consent of Robin Wagner, Vice President and Counsel incorporated by reference to Registration Statement File No. 333-59606, filed on April 26, 2001.

                         (e) Opinion and Consent of Robin Wagner, Vice President and Counsel incorporated by reference to Registration Statement File No. 333-86526, filed on April 18, 2002.

                         (f) Opinion and Consent of Robin Wagner, Vice President and Counsel previously filed with this Registration Statement, File 333-104774 on
                               April 25, 2003.

                         (g) Opinion and Consent of Dodie Kent, Vice President and Counsel of AXA Equitable Life Insurance Company, incorporated by reference to Exhibit
                               No. 9(g) to Registration Statement No.
                               333-114881, filed on April 27, 2004.

                         (h) Opinion and Consent of Dodie Kent, Vice President and Counsel of AXA Equitable Life Insurance Company.

                  10.    (a)   Consent of Anthony A. Dreyspool (included within
                               Exhibit 9(a) above).

                         (b)   Consent of Mary P. Breen, (included within
                               Exhibit 9 (b) above).

                         (c)   Consent of Mary Joan Hoene (included within
                               Exhibit 9(c) above).

                         (d) Consent of Robin Wagner (included within Exhibit No. 9 (d) above).

                         (e) Consent of Robin Wagner (included within Exhibit No. 9(e)

                         (f) Consent of Dodie Kent (included within Exhibit 9(g) above.

                         (g)   Consent of Dodie Kent (included within Exhibit
                               9(h))

                         (h)   Consent of PricewaterhouseCoopers LLP.

                         (i) Powers of Attorney, incorporated herein by reference to Exhibit 10.(d) to Registration Statement File No. 333-05593 on Form N-4, filed on August 4, 2004.

                  11.    Not applicable.

                  12.    Not applicable.

Item 25. Directors and Officers of AXA Equitable.


         Set forth below is information regarding the directors and principal officers of AXA Equitable. AXA Equitable's address is 1290 Avenue of Americas, New York, New York 10104. The business address of the persons whose names are preceded by an asterisk is that of AXA Equitable.

                                            POSITIONS AND
NAME AND PRINCIPAL                          OFFICES WITH
BUSINESS ADDRESS                            AXA EQUITABLE
----------------                            -------------

DIRECTORS

Bruce W. Calvert                            Director
Alliance Capital Management Corporation
1345 Avenue of the Americas
New York, NY 10105

Claus-Michael Dill                          Director
AXA Konzern AG
Colonia-Allee 10-20
D-51067 Cologne, Germany

Henri de Castries                           Director
AXA
25, Avenue Matignon
75008 Paris, France

Denis Duverne                               Director
AXA
25, Avenue Matignon
75008 Paris, France

John C. Graves                              Director
Graves Ventures, LLC
130 Fifth Avenue
New York, NY 10011

                                            POSITIONS AND
NAME AND PRINCIPAL                          OFFICES WITH
BUSINESS ADDRESS                            AXA EQUITABLE
----------------                            ---------

Mary R. (Nina) Henderson                    Director
Henderson Advisory Consulting
425 East 86th Street
Apt 12-C
New York, NY 10028

W. Edwin Jarmain                            Director
Jarmain Group Inc.
77 King Street West
Toronto, M5K 1K2
Canada

James F. Higgins                            Director
Morgan Stanley
Harborside Financial Center
Plaza Two, Second Floor
Jersey City, NJ  07311

Christina Johnson                           Director
Christina Johnson and Associates
200 Railroad Avenue
Greenwich, CT 06830

Scott D. Miller                             Director
Six Sigma Academy
315 East Hopkins Street
Suite 401
Aspen, CO 81611

                                            POSITIONS AND
NAME AND PRINCIPAL                          OFFICES WITH
BUSINESS ADDRESS                            AXA EQUITABLE
----------------                            ---------

Joseph H. Moglia                            Director
Ameritrade Holding Corporation
4211 South 102nd Street
Omaha, NE 68127

Peter J. Tobin                              Director
St. John's University
101 Murray Street
New York, NY 10007


OFFICER-DIRECTORS
-----------------

*Christopher M. Condron                     Chairman of the Board, President,
                                            Chief Executive Officer
                                            and Director

*Stanley B. Tulin                           Vice Chairman of the Board,
                                            Chief Financial Officer and Director

OTHER OFFICERS
--------------

*Leon Billis                                Executive Vice President
                                            and AXA Group Deputy
                                            Chief Information Officer

*Harvey Blitz                               Senior Vice President

*Kevin R. Byrne                             Senior Vice President,
                                            Chief Investment Officer
                                            and Treasurer

*Stuart L. Faust                            Senior Vice President and
                                            Deputy General Counsel

*Alvin H. Fenichel                          Senior Vice President and
                                            Controller

*Jennifer Blevins                           Executive Vice President

*Mary Beth Farrell                          Executive Vice President

*Jerald E. Hampton                          Executive Vice President

*Robert S. Jones, Jr.                       Executive Vice President

*Richard S. Dziadzio                        Executive Vice President

                                            POSITIONS AND
NAME AND PRINCIPAL                          OFFICES WITH
BUSINESS ADDRESS                            AXA EQUITABLE
----------------                            ---------

*Paul J. Flora                              Senior Vice President and Auditor

*James D. Goodwin                           Senior Vice President

*Edward J. Hayes                            Senior Vice President

*Kevin E. Murray                            Executive Vice President and
                                            Chief Information Officer

*Anthony C. Pasquale                        Senior Vice President

*Pauline Sherman                            Senior Vice President, Secretary and
                                            Associate General Counsel

*Richard V. Silver                          Executive Vice President and
                                            General Counsel

*Naomi J. Weinstein                         Vice President

*Charles A. Marino                          Senior Vice President and Actuary

Item 26. Persons Controlled by or Under Common Control with the Insurance Company or Registrant.


         Separate Account Nos. 4, 191, 200, and 206 of AXA Equitable Life Insurance Company (the "Separate Accounts") are separate accounts of AXA Equitable. AXA Equitable, a New York stock life insurance company, is a wholly owned subsidiary of AXA Financial, Inc. (the "Holding Company").


         AXA owns 100% of the Holding Company's outstanding common stock. AXA is able to exercise significant influence over the operations and capital structure of the Holding Company and its subsidiaries, including AXA Equitable. AXA, a French company, is the holding company for an international group of insurance and related financial services companies.

         AXA's Abbreviated AXA Organizational Chart and the AXA Organizational Chart are incorporated by reference to Exhibit 26 to Registration Statement (File No. 333-05593) on Form N-4, filed April 20, 2005.

AXA FINANCIAL, INC. - SUBSIDIARY ORGANIZATION CHART- 2005
---------------------------------------------------------
          LAST UPDATED: 04/13/2005

                                                                                                        State of        State of
                                                                                          Type of      Incorp. or      Principal
                                                                                         Subsidiary     Domicile       Operation
                                                                                         ----------     --------       ---------

                                                                                                    --------------------------------
AXA Financial, Inc.  (Notes 1 & 2)   **                                                                    DE              NY
------------------------------------------------------------------------------------------------------------------------------------
      Frontier Trust Company, FSB  (Note 7)                                                                ND              ND
      ------------------------------------------------------------------------------------------------------------------------------
      The Advest Group, Inc.                                                                HCO            DE              CT
      ------------------------------------------------------------------------------------------------------------------------------
      MONY Agricultural Investment Advisers, Inc.                                        Operating         DE              CO
      ------------------------------------------------------------------------------------------------------------------------------
      MONY Capital Management, Inc.                                                      Operating         DE              NY
      ------------------------------------------------------------------------------------------------------------------------------
      MONY Asset Management, Inc.                                                        Operating         DE              NY
      ------------------------------------------------------------------------------------------------------------------------------
      Matrix Capital Markets Group, Inc.                                                 Operating         VA              VA
      ------------------------------------------------------------------------------------------------------------------------------
      Matrix Private Equities, Inc.                                                      Operating         VA              VA
      ------------------------------------------------------------------------------------------------------------------------------
      MONY Holdings, LLC                                                                    HCO            DE              NY
      ------------------------------------------------------------------------------------------------------------------------------
              MONY Life Insurance Company *                                              Insurance         NY              NY
              ----------------------------------------------------------------------------------------------------------------------
                   MONY International Holdings, LLC                                         HCO            DE              NY
                   -----------------------------------------------------------------------------------------------------------------
                           MONY International Life Insurance Co. Seguros de Vida S.A.    Insurance     Argentina       Argentina
                           ---------------------------------------------------------------------------------------------------------
                           MONY Financial Resources of the Americas Limited                 HCO         Jamaica         Jamaica
                           ---------------------------------------------------------------------------------------------------------
                           MONY Bank & Trust Company of the Americas, Ltd.               Operating   Cayman Islands  Cayman Islands
                           ---------------------------------------------------------------------------------------------------------
                               MONY Consultoria e Correctagem de Seguros Ltda.           Operating       Brazil          Brazil
                               -----------------------------------------------------------------------------------------------------
                               MONY Life Insurance Company of the Americas, Ltd. *       Insurance   Cayman Islands  Cayman Islands
                   -----------------------------------------------------------------------------------------------------------------
                   MONY Life Insurance Company of America *                              Insurance         AZ              NY
                   -----------------------------------------------------------------------------------------------------------------
                       Enterprise Accumulation Trust                                     Operating         MA              GA
                       -------------------------------------------------------------------------------------------------------------
                       Mony Series Funds, Inc.                                           Operating         MD              NY
                   -----------------------------------------------------------------------------------------------------------------
                   Sagamore Financial, LLC                                                  HCO            OH              OH
                   -----------------------------------------------------------------------------------------------------------------
                       U.S. Financial Life Insurance Company *                           Insurance         OH              OH
                   -----------------------------------------------------------------------------------------------------------------
                   MONY Financial Services, Inc.                                            HCO            DE              NY
                   -----------------------------------------------------------------------------------------------------------------
                       Financial Marketing Agency, Inc.                                  Operating         OH              OH
                       -------------------------------------------------------------------------------------------------------------
                       MONY Brokerage, Inc.                                              Operating         DE              PA
                       -------------------------------------------------------------------------------------------------------------
                       1740 Ventures, Inc.                                               Operating         NY              NY
                       -------------------------------------------------------------------------------------------------------------
                       Enterprise Capital Management, Inc.                               Operating         GA              GA
                       -------------------------------------------------------------------------------------------------------------
                       MONY Assets Corp.                                                    HCO            NY              NY
                       -------------------------------------------------------------------------------------------------------------
                       1740 Advisers, Inc.                                               Operating         NY              NY
                       -------------------------------------------------------------------------------------------------------------
                       MONY Securities Corporation                                       Operating         NY              NY
      ------------------------------------------------------------------------------------------------------------------------------
      AXA Financial Services, LLC   (Note 2)                                                               DE              NY
      ------------------------------------------------------------------------------------------------------------------------------
          AXA Distribution Holding Corporation  (Note 2)                                                   DE              NY
          --------------------------------------------------------------------------------------------------------------------------
              AXA Advisors, LLC     (Note 5)                                                               DE              NY
              ----------------------------------------------------------------------------------------------------------------------
              AXA Network, LLC     (Note 6)                                              Operating         DE              NY
              ----------------------------------------------------------------------------------------------------------------------
                   AXA Network of Alabama, LLC                                           Operating         AL              AL
                   -----------------------------------------------------------------------------------------------------------------
                   AXA Network of Connecticut, Maine and New York, LLC                   Operating         DE              NY
                   -----------------------------------------------------------------------------------------------------------------
                   AXA Network Insurance Agency of Massachusetts, LLC                    Operating         MA              MA
                   -----------------------------------------------------------------------------------------------------------------
                   AXA Network of Nevada, Inc.                                           Operating         NV              NV
                   -----------------------------------------------------------------------------------------------------------------
                   AXA Network of Puerto Rico, Inc.                                      Operating        P.R.            P.R.
                   -----------------------------------------------------------------------------------------------------------------
                   AXA Network Insurance Agency of of Texas, Inc.                        Operating         TX              TX
                   -----------------------------------------------------------------------------------------------------------------
          AXA Equitable Life Insurance Company (Note 2 & 9) *                            Insurance         NY              NY
          --------------------------------------------------------------------------------------------------------------------------
              AXA Life and Annuity Company * (Note 10)                                   Insurance         CO              CO
              ----------------------------------------------------------------------------------------------------------------------
              Equitable Deal Flow Fund, L.P.                                             Investment        DE              NY
              ----------------------------------------------------------------------------------------------------------------------
                   Equitable Managed Assets, L.P.                                        Investment        DE              NY
                   -----------------------------------------------------------------------------------------------------------------
              Real Estate Partnership Equities (various)                                 Investment        **
              ----------------------------------------------------------------------------------------------------------------------
              Equitable Holdings, LLC  (Notes 3 & 4)                                        HCO            NY              NY
              ----------------------------------------------------------------------------------------------------------------------
                   See Attached Listing A
              ----------------------------------------------------------------------------------------------------------------------
              ACMC, Inc.     (Note 4)                                                       HCO            DE              NY
              ----------------------------------------------------------------------------------------------------------------------
              Wil-Gro, Inc                                                               Investment        PA              PA
              ----------------------------------------------------------------------------------------------------------------------
              STCS, Inc.                                                                 Investment        DE              NY
              ----------------------------------------------------------------------------------------------------------------------
              EVSA, Inc.                                                                 Investment        DE              PA
              ----------------------------------------------------------------------------------------------------------------------

                                                                                                                           Parent's
                                                                                                              Number of   Percent of
                                                                                             Federal           Shares      Ownership
                                                                                            Tax ID #            Owned     or Control
                                                                                            ---------           -----     ----------

                                                                                     ----------------------
AXA Financial, Inc.  (Notes 1 & 2)   **                                                     13-3623351
-----------------------------------------------------------------------------------------------------------
      Frontier Trust Company, FSB  (Note 7)                                                 45-0373941           1,000      100.00%
      -----------------------------------------------------------------------------------------------------
      The Advest Group, Inc.                                                                13-4139153                      100.00%
      -----------------------------------------------------------------------------------------------------
      MONY Agricultural Investment Advisers, Inc.                                           75-2961816                      100.00%
      -----------------------------------------------------------------------------------------------------
      MONY Capital Management, Inc.                                                         13-4194065                      100.00%
      -----------------------------------------------------------------------------------------------------
      MONY Asset Management, Inc.                                                           13-4194080                      100.00%
      -----------------------------------------------------------------------------------------------------
      Matrix Capital Markets Group, Inc.                                                    54-1533186                      100.00%
      -----------------------------------------------------------------------------------------------------
      Matrix Private Equities, Inc.                                                         54-1968996                      100.00%
      -----------------------------------------------------------------------------------------------------
      MONY Holdings, LLC                                                                    13-3976138                      100.00%
      -----------------------------------------------------------------------------------------------------
              MONY Life Insurance Company *                                                 13-1632487                      100.00%
              ---------------------------------------------------------------------------------------------
                   MONY International Holdings, LLC                                         13-3790446                      100.00%
                   ----------------------------------------------------------------------------------------
                           MONY International Life Insurance Co. Seguros de Vida S.A.       98-0157781                      100.00%
                           --------------------------------------------------------------------------------
                           MONY Financial Resources of the Americas Limited                                                  99.00%
                           --------------------------------------------------------------------------------
                           MONY Bank & Trust Company of the Americas, Ltd.                  98-0152047                      100.00%
                           --------------------------------------------------------------------------------
                               MONY Consultoria e Correctagem de Seguros Ltda.                                               99.00%
                               ----------------------------------------------------------------------------
                               MONY Life Insurance Company of the Americas, Ltd. *          98-0152046                      100.00%
                   ----------------------------------------------------------------------------------------
                   MONY Life Insurance Company of America *                                 86-0222062                      100.00%
                   ----------------------------------------------------------------------------------------
                       Enterprise Accumulation Trust                                        58-6303987                      100.00%
                       ------------------------------------------------------------------------------------
                       Mony Series Funds, Inc.                                              13-3388742                      100.00%
                   ----------------------------------------------------------------------------------------
                   Sagamore Financial, LLC                                                  31-1296919                      100.00%
                   ----------------------------------------------------------------------------------------
                       U.S. Financial Life Insurance Company *                              38-2046096                      100.00%
                   ----------------------------------------------------------------------------------------
                   MONY Financial Services, Inc.                                            11-3722370                      100.00%
                   ----------------------------------------------------------------------------------------
                       Financial Marketing Agency, Inc.                                     31-1465146                       99.00%
                       ------------------------------------------------------------------------------------
                       MONY Brokerage, Inc.                                                 22-3015130                      100.00%
                       ------------------------------------------------------------------------------------
                       1740 Ventures, Inc.                                                  13-2848244                      100.00%
                       ------------------------------------------------------------------------------------
                       Enterprise Capital Management, Inc.                                  58-1660289                      100.00%
                       ------------------------------------------------------------------------------------
                       MONY Assets Corp.                                                    13-2662263                      100.00%
                       ------------------------------------------------------------------------------------
                       1740 Advisers, Inc.                                                  13-2645490                      100.00%
                       ------------------------------------------------------------------------------------
                       MONY Securities Corporation                                          13-2645488                      100.00%
      -----------------------------------------------------------------------------------------------------
      AXA Financial Services, LLC   (Note 2)                                                52-2197822               -      100.00%
      -----------------------------------------------------------------------------------------------------
          AXA Distribution Holding Corporation  (Note 2)                                    13-4078005           1,000      100.00%
          -------------------------------------------------------------------------------------------------
              AXA Advisors, LLC     (Note 5)                                                13-4071393               -      100.00%
              ---------------------------------------------------------------------------------------------
              AXA Network, LLC     (Note 6)                                                 06-1555494               -      100.00%
              ---------------------------------------------------------------------------------------------
                   AXA Network of Alabama, LLC                                              06-1562392               -      100.00%
                   ----------------------------------------------------------------------------------------
                   AXA Network of Connecticut, Maine and New York, LLC                      13-4085852               -      100.00%
                   ----------------------------------------------------------------------------------------
                   AXA Network Insurance Agency of Massachusetts, LLC                       04-3491734               -      100.00%
                   ----------------------------------------------------------------------------------------
                   AXA Network of Nevada, Inc.                                              13-3389068                      100.00%
                   ----------------------------------------------------------------------------------------
                   AXA Network of Puerto Rico, Inc.                                         66-0577477                      100.00%
                   ----------------------------------------------------------------------------------------
                   AXA Network Insurance Agency of of Texas, Inc.                           75-2529724           1,050      100.00%
                   ----------------------------------------------------------------------------------------
          AXA Equitable Life Insurance Company (Note 2 & 9) *                               13-5570651       2,000,000      100.00%
          -------------------------------------------------------------------------------------------------
              AXA Life and Annuity Company * (Note 10)                                      13-3198083       1,000,000      100.00%
              ---------------------------------------------------------------------------------------------
              Equitable Deal Flow Fund, L.P.                                                13-3385076               -            -
              ---------------------------------------------------------------------------------------------
                   Equitable Managed Assets, L.P.                                           13-3385080               -            -
                   ----------------------------------------------------------------------------------------
              Real Estate Partnership Equities (various)                                        -                    -            -
              ---------------------------------------------------------------------------------------------
              Equitable Holdings, LLC  (Notes 3 & 4)                                        22-2766036               -      100.00%
              ---------------------------------------------------------------------------------------------
                   See Attached Listing A
              ---------------------------------------------------------------------------------------------
              ACMC, Inc.     (Note 4)                                                       13-2677213       5,000,000      100.00%
              ---------------------------------------------------------------------------------------------
              Wil-Gro, Inc                                                                  23-2702404           1,000      100.00%
              ---------------------------------------------------------------------------------------------
              STCS, Inc.                                                                    13-3761592           1,000      100.00%
              ---------------------------------------------------------------------------------------------
              EVSA, Inc.                                                                    23-2671508              50      100.00%
              ---------------------------------------------------------------------------------------------


                                                                                                 Comments
                                                                                         (e.g., Basis of Control)
                                                                                         ------------------------

AXA Financial, Inc.  (Notes 1 & 2)   **
-------------------------------------------------------------------------------------
      Frontier Trust Company, FSB  (Note 7)
      -------------------------------------------------------------------------------
      The Advest Group, Inc.
      -------------------------------------------------------------------------------
      MONY Agricultural Investment Advisers, Inc.
      -------------------------------------------------------------------------------
      MONY Capital Management, Inc.
      -------------------------------------------------------------------------------
      MONY Asset Management, Inc.
      -------------------------------------------------------------------------------
      Matrix Capital Markets Group, Inc.
      -------------------------------------------------------------------------------
      Matrix Private Equities, Inc.
      -------------------------------------------------------------------------------
      MONY Holdings, LLC
      -------------------------------------------------------------------------------
              MONY Life Insurance Company *
              -----------------------------------------------------------------------
                   MONY International Holdings, LLC
                   ------------------------------------------------------------------
                           MONY International Life Insurance Co. Seguros de Vida S.A.
                           ----------------------------------------------------------
                           MONY Financial Resources of the Americas Limited
                           ----------------------------------------------------------
                           MONY Bank & Trust Company of the Americas, Ltd.
                           ----------------------------------------------------------
                               MONY Consultoria e Correctagem de Seguros Ltda.
                               ------------------------------------------------------
                               MONY Life Insurance Company of the Americas, Ltd. *
                   ------------------------------------------------------------------
                   MONY Life Insurance Company of America *
                   ------------------------------------------------------------------
                       Enterprise Accumulation Trust
                       --------------------------------------------------------------
                       Mony Series Funds, Inc.
                   ------------------------------------------------------------------
                   Sagamore Financial, LLC
                   ------------------------------------------------------------------
                       U.S. Financial Life Insurance Company *
                   ------------------------------------------------------------------
                   MONY Financial Services, Inc.
                   ------------------------------------------------------------------
                       Financial Marketing Agency, Inc.
                       --------------------------------------------------------------
                       MONY Brokerage, Inc.
                       --------------------------------------------------------------
                       1740 Ventures, Inc.
                       --------------------------------------------------------------
                       Enterprise Capital Management, Inc.
                       --------------------------------------------------------------
                       MONY Assets Corp.
                       --------------------------------------------------------------
                       1740 Advisers, Inc.
                       --------------------------------------------------------------
                       MONY Securities Corporation
      -------------------------------------------------------------------------------
      AXA Financial Services, LLC   (Note 2)
      -------------------------------------------------------------------------------
          AXA Distribution Holding Corporation  (Note 2)
          ---------------------------------------------------------------------------
              AXA Advisors, LLC     (Note 5)
              -----------------------------------------------------------------------
              AXA Network, LLC     (Note 6)
              -----------------------------------------------------------------------
                   AXA Network of Alabama, LLC
                   ------------------------------------------------------------------
                   AXA Network of Connecticut, Maine and New York, LLC
                   ------------------------------------------------------------------
                   AXA Network Insurance Agency of Massachusetts, LLC
                   ------------------------------------------------------------------
                   AXA Network of Nevada, Inc.
                   ------------------------------------------------------------------
                   AXA Network of Puerto Rico, Inc.
                   ------------------------------------------------------------------
                   AXA Network Insurance Agency of of Texas, Inc.
                   ------------------------------------------------------------------
          AXA Equitable Life Insurance Company (Note 2 & 9) *                          NAIC # 62944
          ---------------------------------------------------------------------------
              AXA Life and Annuity Company * (Note 10)                                 NAIC # 62880
              -----------------------------------------------------------------------
              Equitable Deal Flow Fund, L.P.                                           G.P & L.P.
              -----------------------------------------------------------------------
                   Equitable Managed Assets, L.P.                                      G.P.
                   ------------------------------------------------------------------
              Real Estate Partnership Equities (various)                               **
              -----------------------------------------------------------------------
              Equitable Holdings, LLC  (Notes 3 & 4)
              -----------------------------------------------------------------------
                   See Attached Listing A
              -----------------------------------------------------------------------
              ACMC, Inc.     (Note 4)
              -----------------------------------------------------------------------
              Wil-Gro, Inc
              -----------------------------------------------------------------------
              STCS, Inc.
              -----------------------------------------------------------------------
              EVSA, Inc.
              -----------------------------------------------------------------------

AXA FINANCIAL, INC. - SUBSIDIARY ORGANIZATION CHART- 2005
---------------------------------------------------------

   *  Affiliated Insurer

   ** Information relating to Equitable's Real Estate Partnership Equities is disclosed in Schedule BA, Part 1 of Equitable Life's Annual Statement, which has been filed with the N.Y.S. Insurance Department.

   *** All subsidiaries are corporations, except as otherwise noted.

1. The Equitable Companies Incorporated changed its name to AXA Financial, Inc. on Sept. 3, 1999.

2. Effective Sept. 20, 1999, AXA Financial, Inc. transferred ownership of Equitable Life to AXA Client Solutions, LLC, which was formed on July 19, 1999.
   Effective January 1, 2002, AXA Client Solutions, LLC transferred ownership of Equitable Life and AXA Distribution Holding Corp. to AXA Financial, Inc.
   Effective May 1, 2002, AXA Client Solutions, LLC changed its name to AXA Financial Services, LLC.
   Effective June 1, 2002, AXA Financial, Inc. transferred ownership of Equitable Life and AXA Distribution Holding Corp. to AXA Financial Services, LLC.

3. Equitable Holding Corp. was merged into Equitable Holdings, LLC on Dec. 19, 1997.

4. In October 1999, Alliance Capital Management Holding L.P. ("Alliance Holding") reorganized by transferring its business and assets to Alliance Capital Management L.P., a newly formed private partnership ("Alliance Capital").

   As of December 21, 2004, AXF and its subsidiaries owned 61.33% of the issued and outstanding units of limited partnership interest in Alliance Capital (the "Alliance Capital Units"), as follows:
        AXF held directly 32,699,154 Alliance Capital Units (12.75%),
        AXA Equitable Life directly owned 7,765,204 Alliance Capital Units (3.03%),
        ACMC, Inc. owned 66,220,822 Alliance Capital Units (25.82%), and
        ECMC, LLC owned 40,880,637 Alliance Capital Units (15.94%).
   Alliance Capital Management Corporation also owns a 1% general partnership interest in Alliance Capital.

   In addition, ECMC, LLC and ACMC, Inc. each own 722,178 units (0.28% each), representing assignments of beneficial ownership of limited partnership interests in Alliance Holding (the "Alliance Holding Units"). Alliance Capital Management Corp. owns 100,000 units of general partnership interest (0.04%), in Alliance Holding. Alliance Holding Units are publicly traded on the New York Stock exchange.

   On December 21, 2004, AXF contributed 4,389,192 (1.71%)Alliance Capital Units to MONY Life and 1,225,000 (.48%)Alliance Capital Units to MLOA.

5. EQ Financial Consultants (formerly, Equico Securities, Inc.) was merged into AXA Advisors, LLC on Sept. 20, 1999. AXA Advisors, LLC was transferred from Equitable Holdings, LLC to AXA Distribution Holding Corporation on Sept. 21, 1999.

6. Effective March 15, 2000, Equisource of New York, Inc. and 14 of its subsidiaries were merged into AXA Network, LLC, which was then sold to AXA Distribution Holding Corp. EquiSource of Alabama, Inc. became AXA Network of Alabama, LLC. EquiSource Insurance Agency of Massachusetts, Inc. became AXA Network Insurance Agency of Massachusetts, LLC. Equisource of Nevada, Inc., of Puerto Rico, Inc., and of Texas, Inc., changed their names from "EquiSource" to become "AXA Network", respectively. Effective February 1, 2002, Equitable Distributors Insurance Agency of Texas, Inc. changed its name to AXA Distributors Insurance Agency of Texas, Inc. Effective February 13, 2002 Equitable Distributors Insurance Agency of Massachusetts, LLC changed its name to AXA Distributors Insurance Agency of Massachusetts, LLC.

7. Effective June 6, 2000, Frontier Trust Company was sold by ELAS to AXF and merged into Frontier Trust Company, FSB.

8. Effective June 1, 2001, Equitable Structured Settlement Corp was transferred from ELAS to Equitable Holdings, LLC.

9. Effective September 2004, The Equitable Life Assurance Society of the United States changed its name to AXA Equitable Life Insurance Company.

10. Effective September 2004, The Equitable of Colorado changed its name to AXA Life and Annuity Company.

11. Effective February 18, 2005, MONY Realty Capital, Inc. was sold to
    MMA.

AXA FINANCIAL, INC. - SUBSIDIARY ORGANIZATION CHART- 2005
---------------------------------------------------------

          Dissolved: - On November 3, 2000, Donaldson, Lufkin & Jenrette, Inc. was sold to Credit Suisse Group.
                     - 100 Federal Street Funding Corporation was dissolved August 31, 1998.
                     - 100 Federal Street Realty Corporation was dissolved December 20, 2001.
                     - CCMI Corp. was dissolved on October 7, 1999.
                     - ELAS Realty, Inc. was dissolved January 29, 2002.
                     - EML Associates, L.P. was dissolved March 27, 2001.
                     - EQ Services, Inc. was dissolved May 11, 2001.
                     - Equitable BJVS, Inc. was dissolved October 3, 1999.
                     - Equitable Capital Management Corp. became ECMC, LLC on November 30, 1999.
                     - Equitable JV Holding Corp. was dissolved on June 1, 2002.F142
                     - Equitable JVS II, Inc. was dissolved December 4, 1996
                     - Equitable Underwriting & Sales Agency (Bahamas) Ltd. was
                          dissolved on December 31, 2000.
                     - EREIM LP Associates (L.P.) was dissolved March 27, 2001.
                     - EREIM Managers Corporation was dissolved March 27, 2001.
                     - EVLICO East Ridge, Inc. was dissolved Jan. 13, 2001
                     - EVLICO, Inc. was dissolved in 1999.
                     - Franconom, Inc. was dissolved on December 4, 2000.
                     - GP/EQ Southwest, Inc. was dissolved October 21, 1997
                     - HVM Corp. was dissolved on Feb. 16, 1999.
                     - ML/EQ Real Estate Portfolio, L.P. was dissolved March 27, 2001.
                     - Prime Property Funding, Inc. was dissolved in Feb. 1999.
                     - Sarasota Prime Hotels, Inc. became Sarasota Prime Hotels, LLC.
                     - Six-Pac G.P., Inc. was dissolved July 12,1999
                     - Paramount Planners, LLC., a direct subsidiary of  AXA Distribution Holding Corporation, was dissolved on December 5, 2003
                     - Equitable Rowes Wharf, Inc. was dissolved October 12, 2004
                     - ECLL Inc. was dissolved July 15, 2003
                     - MONY Realty Partners, Inc. was dissolved February 2005

AXA FINANCIAL, INC. - SUBSIDIARY ORGANIZATION CHART- 2005
---------------------------------------------------------
LISTING A - EQUITABLE HOLDINGS, LLC
-----------------------------------


                                                                                                                      State of
                                                                                                         Type of     Incorp. or
                                                                                                        Subsidiary    Domicile
                                                                                                        ----------    --------

AXA Financial, Inc.
------------------------------------------------------------------------------------------------------
      AXA Financial Services, LLC   (Note 2)
      ------------------------------------------------------------------------------------------------
          AXA Equitable Life Insurance Company *
          --------------------------------------------------------------------------------------------
              Equitable Holdings, LLC
              ----------------------------------------------------------------------------------------------------------------------
                   ELAS Securities Acquisition Corporation                                              Operating        DE
                   -----------------------------------------------------------------------------------------------------------------
                   Equitable Casualty Insurance Company *                                               Operating        VT
                   -----------------------------------------------------------------------------------------------------------------
                   ECMC, LLC   (See Note 4 on Page 2)                                                   Operating        DE
                   -----------------------------------------------------------------------------------------------------------------
                       Equitable Capital Private Income & Equity
                         Partnership II, L.P.                                                           Investment       DE
                   -----------------------------------------------------------------------------------------------------------------
                   Alliance Capital Management Corporation (See Note 4 on Page 2)                       Operating        DE
                   -----------------------------------------------------------------------------------------------------------------
                       See Attached Listing B
                   -----------------------------------------------------------------------------------------------------------------
                   Equitable JVS, Inc.                                                                  Investment       DE
                   -----------------------------------------------------------------------------------------------------------------
                       Astor Times Square Corp.                                                         Investment       NY
                       -------------------------------------------------------------------------------------------------------------
                       Astor/Broadway Acquisition Corp.                                                 Investment       NY
                       -------------------------------------------------------------------------------------------------------------
                       PC Landmark, Inc.                                                                Investment       TX
                       -------------------------------------------------------------------------------------------------------------
                       EJSVS, Inc.                                                                      Investment       DE
                   -----------------------------------------------------------------------------------------------------------------
                   AXA Distributors, LLC                                                                Operating        DE
                   -----------------------------------------------------------------------------------------------------------------
                       AXA Distributors Insurance Agency of Alabama, LLC                                Operating        DE
                       -------------------------------------------------------------------------------------------------------------
                       AXA Distriburors Insurance Agency, LLC                                           Operating        DE
                       -------------------------------------------------------------------------------------------------------------
                       AXA Distributors Insurance Agency of Massachusetts, LLC                          Operating        MA
                       -------------------------------------------------------------------------------------------------------------
                       AXA Distributors Insurance Agency of Texas, Inc.                                 Operating        TX
                   -----------------------------------------------------------------------------------------------------------------
                   J.M.R. Realty Services, Inc.                                                         Operating        DE
                   -----------------------------------------------------------------------------------------------------------------
                   Equitable Structured Settlement Corp.  (See Note 8 on Page 2)                        Operating        DE
                   -----------------------------------------------------------------------------------------------------------------


                                                                                                          State of
                                                                                                         Principal    Federal
                                                                                                         Operation   Tax ID #
                                                                                                         ---------   ---------

AXA Financial, Inc.
------------------------------------------------------------------------------------------------------
      AXA Financial Services, LLC   (Note 2)
      ------------------------------------------------------------------------------------------------
          AXA Equitable Life Insurance Company *
          --------------------------------------------------------------------------------------------
              Equitable Holdings, LLC
              ----------------------------------------------------------------------------------------------------------------------
                   ELAS Securities Acquisition Corporation                                                   NY      13-3049038
                   -----------------------------------------------------------------------------------------------------------------
                   Equitable Casualty Insurance Company *                                                    VT      06-1166226
                   -----------------------------------------------------------------------------------------------------------------
                   ECMC, LLC   (See Note 4 on Page 2)                                                        NY      13-3266813
                   -----------------------------------------------------------------------------------------------------------------
                       Equitable Capital Private Income & Equity
                         Partnership II, L.P.                                                                NY      13-3544879
                   -----------------------------------------------------------------------------------------------------------------
                   Alliance Capital Management Corporation (See Note 4 on Page 2)                            NY      13-3633538
                   -----------------------------------------------------------------------------------------------------------------
                       See Attached Listing B
                   -----------------------------------------------------------------------------------------------------------------
                   Equitable JVS, Inc.                                                                       GA      58-1812697
                   -----------------------------------------------------------------------------------------------------------------
                       Astor Times Square Corp.                                                              NY      13-3593699
                       -------------------------------------------------------------------------------------------------------------
                       Astor/Broadway Acquisition Corp.                                                      NY      13-3593692
                       -------------------------------------------------------------------------------------------------------------
                       PC Landmark, Inc.                                                                     TX      75-2338215
                       -------------------------------------------------------------------------------------------------------------
                       EJSVS, Inc.                                                                           NJ      58-2169594
                   -----------------------------------------------------------------------------------------------------------------
                   AXA Distributors, LLC                                                                     NY      52-2233674
                   -----------------------------------------------------------------------------------------------------------------
                       AXA Distributors Insurance Agency of Alabama, LLC                                     AL      52-2255113
                       -------------------------------------------------------------------------------------------------------------
                       AXA Distriburors Insurance Agency, LLC                                            CT, ME,NY   06-1579051
                       -------------------------------------------------------------------------------------------------------------
                       AXA Distributors Insurance Agency of Massachusetts, LLC                               MA      04-3567096
                       -------------------------------------------------------------------------------------------------------------
                       AXA Distributors Insurance Agency of Texas, Inc.                                      TX      74-3006330
                   -----------------------------------------------------------------------------------------------------------------
                   J.M.R. Realty Services, Inc.                                                              NY      13-3813232
                   -----------------------------------------------------------------------------------------------------------------
                   Equitable Structured Settlement Corp.  (See Note 8 on Page 2)                             NJ      22-3492811
                   -----------------------------------------------------------------------------------------------------------------


                                                                                                   Parent's
                                                                                    Number of      Percent of         Comments
                                                                                     Shares        Ownership       (e.g., Basis
                                                                                      Owned        or Control       of Control)
                                                                                      -----        ----------   --------------------

AXA Financial, Inc.
-----------------------------------------------------------------------------------
      AXA Financial Services, LLC   (Note 2)
      -----------------------------------------------------------------------------
          AXA Equitable Life Insurance Company *
          -------------------------------------------------------------------------
              Equitable Holdings, LLC
              ---------------------------------------------------------------------
                   ELAS Securities Acquisition Corporation                                500      100.00%
                   ----------------------------------------------------------------
                   Equitable Casualty Insurance Company *                               1,000      100.00%
                   ----------------------------------------------------------------
                   ECMC, LLC   (See Note 4 on Page 2)                                       -      100.00%
                   ----------------------------------------------------------------
                       Equitable Capital Private Income & Equity                                            ECMC is G.P.
                         Partnership II, L.P.                                               -            -  ("Deal Flow Fund II")
                   ----------------------------------------------------------------
                   Alliance Capital Management Corporation (See Note 4 on Page 2)         100      100.00%
                   ----------------------------------------------------------------
                       See Attached Listing B
                   ----------------------------------------------------------------
                   Equitable JVS, Inc.                                                  1,000      100.00%
                   ----------------------------------------------------------------
                       Astor Times Square Corp.                                           100      100.00%
                       ------------------------------------------------------------
                       Astor/Broadway Acquisition Corp.                                   100      100.00% G.P. of Astor
                       ------------------------------------------------------------                          Acquisition. L.P.
                       PC Landmark, Inc.                                                1,000      100.00%
                       ------------------------------------------------------------
                       EJSVS, Inc.                                                      1,000      100.00%
                   ----------------------------------------------------------------
                   AXA Distributors, LLC                                                    -      100.00%
                   ----------------------------------------------------------------
                       AXA Distributors Insurance Agency of Alabama, LLC                    -      100.00%
                       ------------------------------------------------------------
                       AXA Distriburors Insurance Agency, LLC                               -      100.00%
                       ------------------------------------------------------------
                       AXA Distributors Insurance Agency of Massachusetts, LLC              -      100.00%
                       ------------------------------------------------------------
                       AXA Distributors Insurance Agency of Texas, Inc.                 1,000      100.00%
                   ----------------------------------------------------------------
                   J.M.R. Realty Services, Inc.                                         1,000      100.00%
                   ----------------------------------------------------------------
                   Equitable Structured Settlement Corp.  (See Note 8 on Page 2)          100      100.00%
                   ----------------------------------------------------------------

*  Affiliated Insurer

      Equitable Investment Corp merged into Equitable Holdings, LLC on November 30, 1999.
      Equitable Capital Management Corp. became ECMC, LLC on November 30, 1999. Effective March 15, 2000, Equisource of New York, Inc. and its
        subsidiaries were merged into AXA Network, LLC, which was then sold to AXA Distribution Holding Holding Corp.
      Efective January 1, 2002, Equitable Distributors, Inc. merged into AXA Distributors, LLC.

AXA FINANCIAL, INC. - SUBSIDIARY ORGANIZATION CHART- 2005
---------------------------------------------------------
LISTING B - ALLIANCE CAPITAL MANAGEMENT CORP.
---------------------------------------------

                                                                                                       State of    State of
                                                                                          Type of     Incorp. or  Principal
                                                                                         Subsidiary    Domicile   Operation
                                                                                         ----------    --------   ---------
AXA Financial, Inc.
----------------------------------------------------------------------------------------
      AXA Financial Services, LLC   (Note 2)
      ----------------------------------------------------------------------------------
          AXA Equitable Life Insurance Company
          ------------------------------------------------------------------------------
              Equitable Holdings, LLC
              --------------------------------------------------------------------------
                   Alliance Capital Management Corporation
                   -----------------------------------------------------------------------------------------------------------------
                       Alliance Capital Management Holding L.P. (See Note 4 on Page 2)   Operating        DE          NY
                       -------------------------------------------------------------------------------------------------------------
                       Alliance Capital Management L.P.  (See Note 4 on Page 2)          Operating        DE          NY
                       -------------------------------------------------------------------------------------------------------------
                           Albion Alliance LLC                                           Operating        DE          NY
                           ---------------------------------------------------------------------------------------------------------
                           Cursitor Alliance LLC                                            HCO           DE          MA
                           ---------------------------------------------------------------------------------------------------------
                           Alliance Capital Management LLC                                  HCO           DE          NY
                           ---------------------------------------------------------------------------------------------------------
                               Sanford C. Bernstein & Co., LLC                           Operating        DE          NY
                           ---------------------------------------------------------------------------------------------------------
                           Alliance Capital Management Corp. of Delaware                    HCO           DE          NY
                           ---------------------------------------------------------------------------------------------------------
                               ACAM Trust Company Private Ltd.                           Operating      India       India
                               -----------------------------------------------------------------------------------------------------
                               ACM Global Investor Services S.A.                         Operating       Lux.        Lux.
                               -----------------------------------------------------------------------------------------------------
                                    ACM New-Alliance (Luxembourg) S.A.                   Operating       Lux.        Lux.
                                    ------------------------------------------------------------------------------------------------
                                    ACM Fund Services (Espana) S.L.                      Operating      Spain       Spain
                               -----------------------------------------------------------------------------------------------------
                               ACM International (France) SAS                            Operating      France      France
                               -----------------------------------------------------------------------------------------------------
                               ACM Software Services Ltd.                                Operating        DE          NY
                               -----------------------------------------------------------------------------------------------------
                               Alliance Barra Research Institute, Inc.                   Operating        DE          NY
                               -----------------------------------------------------------------------------------------------------
                               Alliance Capital Asset Management (Japan) Ltd             Operating      Japan       Japan
                               -----------------------------------------------------------------------------------------------------
                               Alliance Capital Australia Limited                        Operating      Aust.       Aust.
                               -----------------------------------------------------------------------------------------------------
                                    Far Eastern Alliance Asset Management                Operating      Taiwan      Taiwan
                               -----------------------------------------------------------------------------------------------------
                               Alliance Capital Global Derivatives Corp.                 Operating        DE          NY
                               -----------------------------------------------------------------------------------------------------
                               Alliance Capital Latin America Ltd.                       Operating      Brazil      Brazil
                               -----------------------------------------------------------------------------------------------------
                               Alliance Capital Limited                                  Operating       U.K.        U.K.
                               -----------------------------------------------------------------------------------------------------
                                    Alliance Capital Services Ltd.                       Operating       U.K.        U.K.
                                    ------------------------------------------------------------------------------------------------
                                        Dimensional Trust Management Ltd.                Operating       U.K.        U.K.
                               -----------------------------------------------------------------------------------------------------
                               Alliance Capital (Luxembourg) S.A.                        Operating       Lux.        Lux.
                               -----------------------------------------------------------------------------------------------------
                               Alliance Capital Management (Asia) Ltd.                   Operating        DE      Singapore
                               -----------------------------------------------------------------------------------------------------
                               Alliance Capital Management Australia Limited             Operating      Aust.       Aust.
                               -----------------------------------------------------------------------------------------------------
                               Alliance Capital Management Canada, Inc.                  Operating        DE        Canada
                               -----------------------------------------------------------------------------------------------------
                               Alliance Capital Management New Zealand Limited           Operating       N.Z.        N.Z.
                               -----------------------------------------------------------------------------------------------------


                                                                                                               Number of
                                                                                            Federal             Shares
                                                                                           Tax ID #              Owned
                                                                                           ---------             -----

AXA Financial, Inc.
----------------------------------------------------------------------------------------
      AXA Financial Services, LLC   (Note 2)
      ----------------------------------------------------------------------------------
          AXA Equitable Life Insurance Company
          ------------------------------------------------------------------------------
              Equitable Holdings, LLC
              --------------------------------------------------------------------------
                   Alliance Capital Management Corporation
                   ---------------------------------------------------------------------------------------
                       Alliance Capital Management Holding L.P. (See Note 4 on Page 2)
                       -----------------------------------------------------------------------------------
                       Alliance Capital Management L.P.  (See Note 4 on Page 2)            13-3434400
                       -----------------------------------------------------------------------------------
                           Albion Alliance LLC                                             13-3903734
                           -------------------------------------------------------------------------------
                           Cursitor Alliance LLC                                           22-3424339
                           -------------------------------------------------------------------------------
                           Alliance Capital Management LLC
                           -------------------------------------------------------------------------------
                               Sanford C. Bernstein & Co., LLC
                           -------------------------------------------------------------------------------
                           Alliance Capital Management Corp. of Delaware                   13-2778645                  10
                           -------------------------------------------------------------------------------
                               ACAM Trust Company Private Ltd.                                 -
                               ---------------------------------------------------------------------------
                               ACM Global Investor Services S.A.                               -
                               ---------------------------------------------------------------------------
                                    ACM New-Alliance (Luxembourg) S.A.                         -
                                    ----------------------------------------------------------------------
                                    ACM Fund Services (Espana) S.L.                            -
                               ---------------------------------------------------------------------------
                               ACM International (France) SAS                                  -
                               ---------------------------------------------------------------------------
                               ACM Software Services Ltd.                                  13-3910857
                               ---------------------------------------------------------------------------
                               Alliance Barra Research Institute, Inc.                     13-3548918               1,000
                               ---------------------------------------------------------------------------
                               Alliance Capital Asset Management (Japan) Ltd                   -
                               ---------------------------------------------------------------------------
                               Alliance Capital Australia Limited                              -
                               ---------------------------------------------------------------------------
                                    Far Eastern Alliance Asset Management                      -
                               ---------------------------------------------------------------------------
                               Alliance Capital Global Derivatives Corp.                   13-3626546               1,000
                               ---------------------------------------------------------------------------
                               Alliance Capital Latin America Ltd.                             -
                               ---------------------------------------------------------------------------
                               Alliance Capital Limited                                        -                  250,000
                               ---------------------------------------------------------------------------
                                    Alliance Capital Services Ltd.                             -                    1,000
                                    ----------------------------------------------------------------------
                                        Dimensional Trust Management Ltd.                      -                   50,000
                               ---------------------------------------------------------------------------
                               Alliance Capital (Luxembourg) S.A.                              -                    3,999
                               ---------------------------------------------------------------------------
                               Alliance Capital Management (Asia) Ltd.                     13-3752293
                               ---------------------------------------------------------------------------
                               Alliance Capital Management Australia Limited                   -
                               ---------------------------------------------------------------------------
                               Alliance Capital Management Canada, Inc.                    13-3630460              18,750
                               ---------------------------------------------------------------------------
                               Alliance Capital Management New Zealand Limited                 -
                               ---------------------------------------------------------------------------


                                                                                          Parent's
                                                                                          Percent of
                                                                                          Ownership            Comments
                                                                                          or Control   (e.g., Basis of Control)
                                                                                          ----------   ------------------------

AXA Financial, Inc.
----------------------------------------------------------------------------------------
      AXA Financial Services, LLC   (Note 2)
      ----------------------------------------------------------------------------------
          AXA Equitable Life Insurance Company
          ------------------------------------------------------------------------------
              Equitable Holdings, LLC
              --------------------------------------------------------------------------
                   Alliance Capital Management Corporation                                             owns 1% GP interest in
                                                                                                       Alliance Capital Management
                                                                                                       L.P. and 100,000 GP units in
                                                                                                       Alliance Capital Management
                                                                                                       Holding L.P.
                   ----------------------------------------------------------------------
                       Alliance Capital Management Holding L.P. (See Note 4 on Page 2)               -
                       ------------------------------------------------------------------
                       Alliance Capital Management L.P.  (See Note 4 on Page 2)
                       ------------------------------------------------------------------
                           Albion Alliance LLC                                                  37.60% Equitable Life = 4.7%;
                                                                                                         3rd parties = 57.7%
                           --------------------------------------------------------------
                           Cursitor Alliance LLC                                               100.00%
                           --------------------------------------------------------------
                           Alliance Capital Management LLC                                     100.00%
                           --------------------------------------------------------------
                               Sanford C. Bernstein & Co., LLC                                 100.00%
                           --------------------------------------------------------------
                           Alliance Capital Management Corp. of Delaware                       100.00%
                           --------------------------------------------------------------
                               ACAM Trust Company Private Ltd.                                 100.00%
                               ----------------------------------------------------------
                               ACM Global Investor Services S.A.                                99.00% Alliance Capital Oceanic
                                                                                                         Corp. owns 1%
                               ----------------------------------------------------------
                                    ACM New-Alliance (Luxembourg) S.A.                           1.00% New Alliance Asset Mngmnt
                                                                                                         (Asia) Ltd owns 99%
                                    -----------------------------------------------------
                                    ACM Fund Services (Espana) S.L.                            100.00%
                               ----------------------------------------------------------
                               ACM International (France) SAS                                  100.00%
                               ----------------------------------------------------------
                               ACM Software Services Ltd.                                      100.00%
                               ----------------------------------------------------------
                               Alliance Barra Research Institute, Inc.                         100.00%
                               ----------------------------------------------------------
                               Alliance Capital Asset Management (Japan) Ltd                   100.00%
                               ----------------------------------------------------------
                               Alliance Capital Australia Limited                              100.00%
                               ----------------------------------------------------------
                                    Far Eastern Alliance Asset Management                       20.00% 3rd parties = 80%
                               ----------------------------------------------------------
                               Alliance Capital Global Derivatives Corp.                       100.00%
                               ----------------------------------------------------------
                               Alliance Capital Latin America Ltd.                              99.00% Alliance Capital Oceanic
                                                                                                         Corp. owns 1%
                               ----------------------------------------------------------
                               Alliance Capital Limited                                        100.00%
                               ----------------------------------------------------------
                                    Alliance Capital Services Ltd.                             100.00%
                                    -----------------------------------------------------
                                        Dimensional Trust Management Ltd.                      100.00%
                               ----------------------------------------------------------
                               Alliance Capital (Luxembourg) S.A.                               99.98% Alliance Cap. Oceanic Corp.
                                                                                                         owns 0.025%
                               ----------------------------------------------------------
                               Alliance Capital Management (Asia) Ltd.                         100.00%
                               ----------------------------------------------------------
                               Alliance Capital Management Australia Limited                    50.00% 3rd parties = 50%
                               ----------------------------------------------------------
                               Alliance Capital Management Canada, Inc.                        100.00%
                               ----------------------------------------------------------
                               Alliance Capital Management New Zealand Limited                  50.00% 3rd parties = 50%
                               ----------------------------------------------------------

AXA FINANCIAL, INC. - SUBSIDIARY ORGANIZATION CHART- 2005
---------------------------------------------------------
LISTING B - ALLIANCE CAPITAL MANAGEMENT CORP.
---------------------------------------------


                                                                                                         State of    State of
                                                                                             Type of    Incorp. or  Principal
                                                                                            Subsidiary   Domicile   Operation
                                                                                            ----------   --------   ---------

AXA Financial, Inc.
-------------------------------------------------------------------------------------------
      AXA Financial Services, LLC   (Note 2)
      -------------------------------------------------------------------------------------
          AXA Equitable Life Insurance Company
          ---------------------------------------------------------------------------------
              Equitable Holdings, LLC
              -----------------------------------------------------------------------------
                   Alliance Capital Management Corporation
                   ------------------------------------------------------------------------
                       Alliance Capital Management L.P.
                       --------------------------------------------------------------------
                           Alliance Capital Management Corp. of Delaware (Cont'd)
                           ---------------------------------------------------------------------------------------------------------
                               Alliance Capital Management (Proprietary) Ltd.               Operating   So Africa   So Africa
                               -----------------------------------------------------------------------------------------------------
                                    Alliance-Odyssey Capital Mgmt. (Nambia)
                                       (Proprietary) Ltd.                                   Operating     Nambia      Nambia
                               -----------------------------------------------------------------------------------------------------
                               Alliance Capital Management (Singapore) Ltd.                 Operating   Singapore   Singapore
                               -----------------------------------------------------------------------------------------------------
                               Alliance Capital (Mauritius) Private Ltd.                    Operating   Mauritius   Mauritius
                               -----------------------------------------------------------------------------------------------------
                                    Alliance Capital Asset Management (India) Private Ltd   Operating     India       India
                               -----------------------------------------------------------------------------------------------------
                               Alliance Capital Oceanic Corp.                               Operating       DE          NY
                               -----------------------------------------------------------------------------------------------------
                               Alliance Corporate Finance Group Inc.                        Operating       DE          NY
                               -----------------------------------------------------------------------------------------------------
                               Alliance Eastern Europe, Inc.                                Operating       DE          NY
                               -----------------------------------------------------------------------------------------------------
                               AllianceBernstein Investment Research and
                               Management, Inc., (Alliance Fund Distributors, Inc.)         Operating       DE          NY
                               -----------------------------------------------------------------------------------------------------
                               Alliance Global Investor Services, Inc.                      Operating       DE          NJ
                               -----------------------------------------------------------------------------------------------------
                               Alliance SBS-AGRO Capital Management Co.                     Operating     Russia      Russia
                               -----------------------------------------------------------------------------------------------------
                               Hanwha Investment Trust Mgmt. Co., Ltd                       Operating    So Korea    So Korea
                               -----------------------------------------------------------------------------------------------------
                               New Alliance Asset Management (Asia) Ltd                     Operating      H.K.        H.K.
                               -----------------------------------------------------------------------------------------------------
                                    Alliance Capital Taiwan Limited                         Operating     Taiwan      Taiwan
                                    ------------------------------------------------------------------------------------------------
                                    ACM New-Alliance (Luxembourg) S.A.                      Operating      Lux.        Lux.
                               -----------------------------------------------------------------------------------------------------
                               Meiji - Alliance Capital Corp.                               Operating       DE          NY
                               -----------------------------------------------------------------------------------------------------
                               Sanford C. Bernstein Ltd.                                    Operating      U.K.        U.K.
                               -----------------------------------------------------------------------------------------------------
                                    Sanford C. Bernstein (CREST Nominees) Ltd.              Operating      U.K.        U.K.
                               -----------------------------------------------------------------------------------------------------
                               Sanford C. Bernstein Proprietary Ltd.                        Operating     Aust.       Aust.
                               -----------------------------------------------------------------------------------------------------
                               Whittingdale Holdings Ltd.                                   Operating      U.K.        U.K.
                               -----------------------------------------------------------------------------------------------------
                                    ACM Investments Ltd.                                    Operating      U.K.        U.K.
                                    ------------------------------------------------------------------------------------------------
                                    Alliance Asset Allocation Ltd.                          Operating      U.K.        U.K.
                                    ------------------------------------------------------------------------------------------------
                                    Alliance Capital Whittingdale Ltd.                      Operating      U.K.        U.K.
                                    ------------------------------------------------------------------------------------------------
                                    Alliance Cecogest S.A.                                  Operating     France      France
                                    ------------------------------------------------------------------------------------------------
                                    Cursitor Alliance Services Ltd.                         Operating      U.K.        U.K.
                                    ------------------------------------------------------------------------------------------------
                                    Cursitor Holdings Ltd.                                  Operating      U.K.        U.K.
                                    ------------------------------------------------------------------------------------------------
                                    Whittingdale Nominees Ltd.                              Operating      U.K.        U.K.
                                    ------------------------------------------------------------------------------------------------



                                                                                                                  Number of
                                                                                                 Federal           Shares
                                                                                                Tax ID #            Owned
                                                                                                ---------           -----

AXA Financial, Inc.
-------------------------------------------------------------------------------------------
      AXA Financial Services, LLC   (Note 2)
      -------------------------------------------------------------------------------------
          AXA Equitable Life Insurance Company
          ---------------------------------------------------------------------------------
              Equitable Holdings, LLC
              -----------------------------------------------------------------------------
                   Alliance Capital Management Corporation
                   ------------------------------------------------------------------------
                       Alliance Capital Management L.P.
                       --------------------------------------------------------------------
                           Alliance Capital Management Corp. of Delaware (Cont'd)
                           ------------------------------------------------------------------------------------
                               Alliance Capital Management (Proprietary) Ltd.                       -
                               --------------------------------------------------------------------------------
                                    Alliance-Odyssey Capital Mgmt. (Nambia)
                                       (Proprietary) Ltd.                                           -
                               --------------------------------------------------------------------------------
                               Alliance Capital Management (Singapore) Ltd.                         -
                               --------------------------------------------------------------------------------
                               Alliance Capital (Mauritius) Private Ltd.                            -
                               --------------------------------------------------------------------------------
                                    Alliance Capital Asset Management (India) Private Ltd           -
                               --------------------------------------------------------------------------------
                               Alliance Capital Oceanic Corp.                                   13-3441277               1,000
                               --------------------------------------------------------------------------------
                               Alliance Corporate Finance Group Inc.                            52-1671668               1,000
                               --------------------------------------------------------------------------------
                               Alliance Eastern Europe, Inc.                                    13-3802178
                               --------------------------------------------------------------------------------
                               AllianceBernstein Investment Research and
                               Management, Inc., (Alliance Fund Distributors, Inc.)             13-3191825                 100
                               --------------------------------------------------------------------------------
                               Alliance Global Investor Services, Inc.                          13-3211780                 100
                               --------------------------------------------------------------------------------
                               Alliance SBS-AGRO Capital Management Co.                             -
                               --------------------------------------------------------------------------------
                               Hanwha Investment Trust Mgmt. Co., Ltd                               -
                               --------------------------------------------------------------------------------
                               New Alliance Asset Management (Asia) Ltd                             -
                               --------------------------------------------------------------------------------
                                    Alliance Capital Taiwan Limited                                 -
                                    ---------------------------------------------------------------------------
                                    ACM New-Alliance (Luxembourg) S.A.                              -
                               --------------------------------------------------------------------------------
                               Meiji - Alliance Capital Corp.                                   13-3613617              50,000
                               --------------------------------------------------------------------------------
                               Sanford C. Bernstein Ltd.                                            -
                               --------------------------------------------------------------------------------
                                    Sanford C. Bernstein (CREST Nominees) Ltd.                      -
                               --------------------------------------------------------------------------------
                               Sanford C. Bernstein Proprietary Ltd.                                -
                               --------------------------------------------------------------------------------
                               Whittingdale Holdings Ltd.                                           -
                               --------------------------------------------------------------------------------
                                    ACM Investments Ltd.                                            -
                                    ---------------------------------------------------------------------------
                                    Alliance Asset Allocation Ltd.                                  -
                                    ---------------------------------------------------------------------------
                                    Alliance Capital Whittingdale Ltd.                              -
                                    ---------------------------------------------------------------------------
                                    Alliance Cecogest S.A.                                          -
                                    ---------------------------------------------------------------------------
                                    Cursitor Alliance Services Ltd.                                 -
                                    ---------------------------------------------------------------------------
                                    Cursitor Holdings Ltd.                                          -
                                    ---------------------------------------------------------------------------
                                    Whittingdale Nominees Ltd.                                      -
                                    ---------------------------------------------------------------------------


                                                                                           Parent's
                                                                                           Percent of
                                                                                           Ownership            Comments
                                                                                           or Control   (e.g., Basis of Control)
                                                                                           ----------   ------------------------

AXA Financial, Inc.
-------------------------------------------------------------------------------------------
      AXA Financial Services, LLC   (Note 2)
      -------------------------------------------------------------------------------------
          AXA Equitable Life Insurance Company
          ---------------------------------------------------------------------------------
              Equitable Holdings, LLC
              -----------------------------------------------------------------------------
                   Alliance Capital Management Corporation
                   ------------------------------------------------------------------------
                       Alliance Capital Management L.P.
                       --------------------------------------------------------------------
                           Alliance Capital Management Corp. of Delaware (Cont'd)
                           ----------------------------------------------------------------
                               Alliance Capital Management (Proprietary) Ltd.                    80.00% 3rd parties = 20%
                               ------------------------------------------------------------
                                    Alliance-Odyssey Capital Mgmt. (Nambia)
                                       (Proprietary) Ltd.                                       100.00%
                               ------------------------------------------------------------
                               Alliance Capital Management (Singapore) Ltd.                     100.00%
                               ------------------------------------------------------------
                               Alliance Capital (Mauritius) Private Ltd.                        100.00%
                               ------------------------------------------------------------
                                    Alliance Capital Asset Management (India) Private Ltd        75.00% 3rd parties = 25%
                               ------------------------------------------------------------
                               Alliance Capital Oceanic Corp.                                   100.00% inactive
                               ------------------------------------------------------------
                               Alliance Corporate Finance Group Inc.                            100.00%
                               ------------------------------------------------------------
                               Alliance Eastern Europe, Inc.                                    100.00%
                               ------------------------------------------------------------
                               AllianceBernstein Investment Research and
                               Management, Inc., (Alliance Fund Distributors, Inc.)                   1
                               ------------------------------------------------------------
                               Alliance Global Investor Services, Inc.                          100.00%   formerly, Alliance Fund
                                                                                                            Services, Inc.
                               ------------------------------------------------------------
                               Alliance SBS-AGRO Capital Management Co.                          49.00% 3rd parties = 51%
                               ------------------------------------------------------------
                               Hanwha Investment Trust Mgmt. Co., Ltd                            20.00% 3rd parties = 80%
                               ------------------------------------------------------------
                               New Alliance Asset Management (Asia) Ltd                          50.00% 3rd parties = 50%
                               ------------------------------------------------------------
                                    Alliance Capital Taiwan Limited                              99.00% Others owns 1%
                                    -------------------------------------------------------
                                    ACM New-Alliance (Luxembourg) S.A.                           99.00% ACM Global Investor Svcs
                                                                                                          owns 1%
                               ------------------------------------------------------------
                               Meiji - Alliance Capital Corp.                                    50.00% Meiji Mutual Life owns 50%
                               ------------------------------------------------------------
                               Sanford C. Bernstein Ltd.                                        100.00%
                               ------------------------------------------------------------
                                    Sanford C. Bernstein (CREST Nominees) Ltd.                  100.00%
                               ------------------------------------------------------------
                               Sanford C. Bernstein Proprietary Ltd.                            100.00%
                               ------------------------------------------------------------
                               Whittingdale Holdings Ltd.                                       100.00%
                               ------------------------------------------------------------
                                    ACM Investments Ltd.                                        100.00%
                                    -------------------------------------------------------
                                    Alliance Asset Allocation Ltd.                              100.00%
                                    -------------------------------------------------------
                                    Alliance Capital Whittingdale Ltd.                          100.00%
                                    -------------------------------------------------------
                                    Alliance Cecogest S.A.                                      100.00%
                                    -------------------------------------------------------
                                    Cursitor Alliance Services Ltd.                             100.00%
                                    -------------------------------------------------------
                                    Cursitor Holdings Ltd.                                      100.00%
                                    -------------------------------------------------------
                                    Whittingdale Nominees Ltd.                                  100.00%
                                    -------------------------------------------------------

AXA FINANCIAL, INC. - SUBSIDIARY ORGANIZATION CHART- 2005
---------------------------------------------------------
LISTING C - MONY
----------------

                                                                                                     State of           State of
                                                                                   Type of          Incorp. or         Principal
                                                                                  Subsidiary         Domicile          Operation
                                                                                  ----------         --------          ---------
AXA Financial, Inc.
--------------------------------------------------------------------------------
      AXA Financial Services, LLC   (Note 2)
      --------------------------------------------------------------------------
          AXA Equitable Life Insurance Company *
      ------------------------------------------------------------------------------------------------------------------------------
      The Advest Group, Inc.                                                         HCO                DE                 CT
      ------------------------------------------------------------------------------------------------------------------------------
              Vercoe Insurance Agency, Inc.                                       Insurance             OH                 OH
              ----------------------------------------------------------------------------------------------------------------------
              Advest Capital, Inc.                                                Operating             CT                 CT
              ----------------------------------------------------------------------------------------------------------------------
              Billings and Company, Inc.                                          Operating             CT                 CT
              ----------------------------------------------------------------------------------------------------------------------
                   Billings Management Co.                                        Operating             CT                 CT
              ----------------------------------------------------------------------------------------------------------------------
              Boston Advisors, Inc.                                               Operating             MA                 MA
              ----------------------------------------------------------------------------------------------------------------------
              Advest Transfer Services, Inc.                                      Operating             DE                 CT
              ----------------------------------------------------------------------------------------------------------------------
              Advest, Inc.                                                        Operating             DE                 CT
              ----------------------------------------------------------------------------------------------------------------------
                   Balanced Capital Services, Inc.                                Insurance             CT                 CT
                   -----------------------------------------------------------------------------------------------------------------
                   Advest Insurance Agency, Inc.                                  Insurance             MA                 MA
              ----------------------------------------------------------------------------------------------------------------------
              Independent Portfolio Consultants, Inc.                             Operating             DE                 FL
              ----------------------------------------------------------------------------------------------------------------------
              A. B. Realty Corp.                                                  Operating             CT                 CT
              ----------------------------------------------------------------------------------------------------------------------
              Bank Street Management Company                                      Operating             CT                 CT
              ----------------------------------------------------------------------------------------------------------------------
              Advest Mortgages, Inc.                                              Operating             DE                 DE
      ------------------------------------------------------------------------------------------------------------------------------
      MONY Agricultural Investment Advisers, Inc.                                 Operating             DE                 CO
      ------------------------------------------------------------------------------------------------------------------------------
      MONY Capital Management, Inc.                                               Operating             DE                 NY
      ------------------------------------------------------------------------------------------------------------------------------
      MONY Asset Management, Inc.                                                 Operating             DE                 NY
      ------------------------------------------------------------------------------------------------------------------------------
      Matrix Capital Markets Group, Inc.                                          Operating             VA                 VA
      ------------------------------------------------------------------------------------------------------------------------------
      Matrix Private Equities, Inc.                                               Operating             VA                 VA
      ------------------------------------------------------------------------------------------------------------------------------
      MONY Holdings, LLC                                                             HCO                DE                 NY
      ------------------------------------------------------------------------------------------------------------------------------
          MONY Life Insurance Company *                                           Insurance             NY                 NY
          --------------------------------------------------------------------------------------------------------------------------
              MONY International Holdings, LLC                                       HCO                DE                 NY
              ----------------------------------------------------------------------------------------------------------------------
                   MONY International Life Insurance Co. Seguros de Vida S.A.     Insurance         Argentina          Argentina
                   -----------------------------------------------------------------------------------------------------------------
                   MONY Financial Resources of the Americas Limited                  HCO             Jamaica            Jamaica
                   -----------------------------------------------------------------------------------------------------------------
                   MONY Bank & Trust Company of the Americas, Ltd.                Operating       Cayman Islands     Cayman Islands
                   -----------------------------------------------------------------------------------------------------------------
                       MONY Consultoria e Corretagem de Seguros Ltda.             Operating           Brazil             Brazil
                       -------------------------------------------------------------------------------------------------------------
                       MONY Life Insurance Company of the Americas, Ltd.          Insurance       Cayman Islands     Cayman Islands
              ----------------------------------------------------------------------------------------------------------------------
              MONY Life Insurance Company of America                              Insurance             AZ                 NY
              ----------------------------------------------------------------------------------------------------------------------
                   Enterprise Accumulation Trust                                  Operating             MA                 GA
                   -----------------------------------------------------------------------------------------------------------------
                   Mony Series Funds, Inc.                                        Operating             MD                 NY
              ----------------------------------------------------------------------------------------------------------------------
              Sagamore Financial, LLC                                                HCO                OH                 OH
              ----------------------------------------------------------------------------------------------------------------------
                   U.S. Financial Life Insurance Company *                        Insurance             OH                 OH
              ----------------------------------------------------------------------------------------------------------------------
              MONY Financial Services, Inc.                                          HCO                DE                 NY
              ----------------------------------------------------------------------------------------------------------------------
                   Financial Marketing Agency, Inc.                               Operating             OH                 OH
                   -----------------------------------------------------------------------------------------------------------------
                   MONY Brokerage, Inc.                                           Operating             DE                 PA
                   -----------------------------------------------------------------------------------------------------------------
                       MBI Insurance Agency of Ohio, Inc.                         Operating             OH                 OH
                       -------------------------------------------------------------------------------------------------------------
                       MBI Insurance Agency of Alabama, Inc.                      Operating             AL                 AL
                       -------------------------------------------------------------------------------------------------------------
                       MBI Insurance Agency of Texas, Inc.                        Operating             TX                 TX
                       -------------------------------------------------------------------------------------------------------------
                       MBI Insurance Agency of Massachusetts, Inc.                Operating             MA                 MA
                       -------------------------------------------------------------------------------------------------------------
                       MBI Insurance Agency of Washington, Inc.                   Operating             WA                 WA
                       -------------------------------------------------------------------------------------------------------------
                       MBI Insurance Agency of New Mexico, Inc.                   Operating             NM                 NM
                   -----------------------------------------------------------------------------------------------------------------
                   1740 Ventures, Inc.                                            Operating             NY                 NY
                   -----------------------------------------------------------------------------------------------------------------
                   Enterprise Capital Management, Inc.                            Operating             GA                 GA
                   -----------------------------------------------------------------------------------------------------------------
                       Enterprise Fund Distributors, Inc.                         Operating             DE                 GA
                   -----------------------------------------------------------------------------------------------------------------
                   MONY Assets Corp.                                                 HCO                NY                 NY
                   -----------------------------------------------------------------------------------------------------------------
                       MONY Benefits Management Corp.                             Operating             DE                 NY
                       -------------------------------------------------------------------------------------------------------------
                       MONY Benefits Service Corp.                                Operating             DE                 NY
                   -----------------------------------------------------------------------------------------------------------------
                   1740 Advisers, Inc.                                            Operating             NY                 NY
                   -----------------------------------------------------------------------------------------------------------------
                   MONY Securities Corporation                                    Operating             NY                 NY
                   -----------------------------------------------------------------------------------------------------------------
                       Trusted Insurance Advisers General Agency Corp.            Operating             MN                 NY
                       -------------------------------------------------------------------------------------------------------------
                       Trusted Investment Advisers Corp.                          Operating             MN                 NY
      ------------------------------------------------------------------------------------------------------------------------------


                                                                                                              Parent's    Comments
                                                                                               Number of      Percent of    (e.g.,
                                                                                    Federal     Shares        Ownership    Basis of
                                                                                   Tax ID #      Owned        or Control    Control)
                                                                                   ---------     -----        ----------  ----------
AXA Financial, Inc.
--------------------------------------------------------------------------------
      AXA Financial Services, LLC   (Note 2)
      --------------------------------------------------------------------------
          AXA Equitable Life Insurance Company *
      ------------------------------------------------------------------------------------------
      The Advest Group, Inc.                                                       13-4139153
      ------------------------------------------------------------------------------------------
              Vercoe Insurance Agency, Inc.                                        31-0925501         2,997        100.00%
              ----------------------------------------------------------------------------------
              Advest Capital, Inc.                                                 06-1421694         1,000        100.00%
              ----------------------------------------------------------------------------------
              Billings and Company, Inc.                                           06-0968848                      100.00%
              ----------------------------------------------------------------------------------
                   Billings Management Co.                                         06-1053345           500        100.00%
              ----------------------------------------------------------------------------------
              Boston Advisors, Inc.                                                04-2805120           100        100.00%
              ----------------------------------------------------------------------------------
              Advest Transfer Services, Inc.                                       06-1583738           100        100.00%
              ----------------------------------------------------------------------------------
              Advest, Inc.                                                         06-0950348         1,000        100.00%
              ----------------------------------------------------------------------------------
                   Balanced Capital Services, Inc.                                 06-0878468         1,000        100.00%
                   -----------------------------------------------------------------------------
                   Advest Insurance Agency, Inc.                                   04-2590954            75        100.00%
              ----------------------------------------------------------------------------------
              Independent Portfolio Consultants, Inc.                              90-0001325                      100.00%
              ----------------------------------------------------------------------------------
              A. B. Realty Corp.                                                   06-1227868                      100.00%
              ----------------------------------------------------------------------------------
              Bank Street Management Company                                       06-1410955                      100.00%
              ----------------------------------------------------------------------------------
              Advest Mortgages, Inc.                                               06-1545819         1,000        100.00%
      ------------------------------------------------------------------------------------------
      MONY Agricultural Investment Advisers, Inc.                                  75-2961816                      100.00%
      ------------------------------------------------------------------------------------------
      MONY Capital Management, Inc.                                                13-4194065                      100.00%
      ------------------------------------------------------------------------------------------
      MONY Asset Management, Inc.                                                  13-4194080                      100.00%
      ------------------------------------------------------------------------------------------
      Matrix Capital Markets Group, Inc.                                           54-1533186                      100.00%
      ------------------------------------------------------------------------------------------
      Matrix Private Equities, Inc.                                                54-1968996                      100.00%
      ------------------------------------------------------------------------------------------
      MONY Holdings, LLC                                                           13-3976138                      100.00%
      ------------------------------------------------------------------------------------------
          MONY Life Insurance Company *                                            13-1632487                      100.00%
          --------------------------------------------------------------------------------------
              MONY International Holdings, LLC                                     13-3790446                      100.00%
              ----------------------------------------------------------------------------------
                   MONY International Life Insurance Co. Seguros de Vida S.A.      98-0157781                      100.00%
                   -----------------------------------------------------------------------------
                   MONY Financial Resources of the Americas Limited                                                 99.00%
                   -----------------------------------------------------------------------------
                   MONY Bank & Trust Company of the Americas, Ltd.                 98-0152047                      100.00%
                   -----------------------------------------------------------------------------
                       MONY Consultoria e Corretagem de Seguros Ltda.                                               99.00%
                       -------------------------------------------------------------------------
                       MONY Life Insurance Company of the Americas, Ltd.           98-0152046                      100.00%
              ----------------------------------------------------------------------------------
              MONY Life Insurance Company of America                               86-0222062                      100.00%
              ----------------------------------------------------------------------------------
                   Enterprise Accumulation Trust                                   58-6303987                      100.00%
                   -----------------------------------------------------------------------------
                   Mony Series Funds, Inc.                                         13-3388742                      100.00%
              ----------------------------------------------------------------------------------
              Sagamore Financial, LLC                                              31-1296919     1,993,940        100.00%
              ----------------------------------------------------------------------------------
                   U.S. Financial Life Insurance Company *                         38-2046096       405,000        100.00%
              ----------------------------------------------------------------------------------
              MONY Financial Services, Inc.                                        11-3722370         1,000        100.00%
              ----------------------------------------------------------------------------------
                   Financial Marketing Agency, Inc.                                31-1465146            99         99.00%
                   -----------------------------------------------------------------------------
                   MONY Brokerage, Inc.                                            22-3015130         1,500        100.00%
                   -----------------------------------------------------------------------------
                       MBI Insurance Agency of Ohio, Inc.                          31-1562855             5        100.00%
                       -------------------------------------------------------------------------
                       MBI Insurance Agency of Alabama, Inc.                       62-1699522             1        100.00%
                       -------------------------------------------------------------------------
                       MBI Insurance Agency of Texas, Inc.                         74-2861481            10        100.00%
                       -------------------------------------------------------------------------
                       MBI Insurance Agency of Massachusetts, Inc.                 06-1496443             5        100.00%
                       -------------------------------------------------------------------------
                       MBI Insurance Agency of Washington, Inc.                    91-1940542             1        100.00%
                       -------------------------------------------------------------------------
                       MBI Insurance Agency of New Mexico, Inc.                    62-1705422             1        100.00%
                   -----------------------------------------------------------------------------
                   1740 Ventures, Inc.                                             13-2848244         1,000        100.00%
                   -----------------------------------------------------------------------------
                   Enterprise Capital Management, Inc.                             58-1660289           500        100.00%
                   -----------------------------------------------------------------------------
                       Enterprise Fund Distributors, Inc.                          22-1990598         1,000        100.00%
                   -----------------------------------------------------------------------------
                   MONY Assets Corp.                                               13-2662263       200,000        100.00%
                   -----------------------------------------------------------------------------
                       MONY Benefits Management Corp.                              13-3363383         9,000         90.00%
                       -------------------------------------------------------------------------
                       MONY Benefits Service Corp.                                 13-4194349         2,500         90.00%
                   -----------------------------------------------------------------------------
                   1740 Advisers, Inc.                                             13-2645490        14,600        100.00%
                   -----------------------------------------------------------------------------
                   MONY Securities Corporation                                     13-2645488         7,550        100.00%
                   -----------------------------------------------------------------------------
                       Trusted Insurance Advisers General Agency Corp.             41-1941465         1,000        100.00%
                       -------------------------------------------------------------------------
                       Trusted Investment Advisers Corp.                           41-1941464             1        100.00%
      ------------------------------------------------------------------------------------------

   -  Advest Trust Company merged into Frontier Trust Company in 2004
   -  As of February 18, 2005, MONY Realty Capital, Inc. was sold to MMA.
   -  As of February 2005, MONY Realty Parnters, Inc. was dissolved
   - MONY Financial Resources of the Americas Limited, is 99% owned by MONY International Holdings, LLCand an individual holds one share of it stock for Jamaican regulatory reasons.
   - MONY Financial Resources of the Americas Limited, is 99% owned by MONY International Holdings, LLCand an individual holds one share of it stock for Brazilian regulatory reasons.

Item 27.  Number of Contractowners.




                  As of February 28, 2005 the number of participants in the American Dental Association Members Program offered by the Registrant was 24,986.





Item 28.  Indemnification


          (a)  Indemnification of Directors and Officers

               The by-laws of AXA Equitable Life Insurance Company ("AXA Equitable") provide, in Article VII, as follows:

          7.4 Indemnification of Directors, Officer and Employees. (a) To the extent permitted by law of the State of New York and subject to all applicable requirements thereof:

          (i) Any person made or threatened to be made a party to any action or proceeding, whether civil or criminal, by reason of the fact that he or she, or his or her testator or intestate is or was a director, officer or employee of the Company shall be indemnified by the Company;

          (ii) any person made or threatened to be made a party to any action or proceeding, whether civil or criminal, by reason of the fact that he or she, or his or her testator or intestate serves or served any other organization in any capacity at the request of the Company may be indemnified by the Company; and

         (iii) the related expenses of any such person in any of said categories may be advanced by the Company.

               (b) To the extent permitted by the law of the State or New York, the Company may provide for further indemnification or advancement of expenses by resolution of shareholders of the Company or Board of Directors, by amendment of these By-Laws, or by agreement. (Business Corporation Law ss.ss.721-726; Insurance Law ss.1216)

         The directors and officers of AXA Equitable are insured under policies issued by Lloyd's of London, X.L. Insurance Company, Arch Insurance Company and ACE Insurance Company. The annual limit of such policies is $150 million, and the policies insure the officers and directors against certain liabilities arising out of their conduct in such capacities.


          (b)  Indemnification of Principal Underwriter. Not Applicable

               Presently, there is no Principal Underwriter of the contracts. AXA Equitable provides marketing and sales services for distribution of the contracts. No commissions are paid; however, incentive compensation is paid to AXA Equitable employees who provide these services based upon first year plan contributions and number of plans sold.

          (c)  Undertaking

               Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29.  Principal Underwriters

          (a) Not applicable. Presently, there is no Principal Underwriter of the contracts. See Item 28(b).

          (b)  See Item 25 of this Part C.

          (c)  Not Applicable.

Item 30.  Location of Accounts and Records

                  AXA Equitable Life Insurance Company
                  135 West 50th Street
                  New York, NY 10020

                  1290 Avenue of the Americas
                  New York, NY 10104

                  200 Plaza Drive
                  Secaucus, NJ 07904


Item 31.  Management Services

                  Not applicable.


Item 32.  Undertakings

                  The Registrant hereby undertakes:

                  (a) to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted;

                  (b) to include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information;

                  (c) to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.

                                   SIGNATURES



     As required by the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf, in the City and State of New York, on this 28th day of April, 2005.





                                     AXA EQUITABLE LIFE INSURANCE COMPANY
                                     (Registrant)


                                     By: AXA Equitable Life Insurance Company


                                     By: /s/ Dodie Kent
                                         ------------------------------------
                                             Dodie Kent
                                             Vice President and Counsel

                                   SIGNATURES


         As required by the Securities Act of 1933, the depositor, has caused this Registration Statement to be signed on its behalf, in the City and State of New York, on this 28th day of April, 2005.




                                           AXA EQUITABLE LIFE INSURANCE COMPANY
                                                      (Depositor)


                                           By: /s/ Dodie Kent
                                              ---------------------------------
                                              Dodie Kent
                                              Vice President and Counsel
                                              AXA Equitable Life
                                              Insurance Company


         As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated:

PRINCIPAL EXECUTIVE OFFICERS:

*Christopher M. Condron                    Chairman of the Board, President,
                                           Chief Executive Officer and Director

PRINCIPAL FINANCIAL OFFICER:

*Stanley B. Tulin                          Vice Chairman of the Board
                                           Chief Financial Officer and Director

PRINCIPAL ACCOUNTING OFFICER:

*Alvin H. Fenichel                         Senior Vice President and Controller


*DIRECTORS:

Bruce W. Calvert            John C. Graves                Scott D. Miller
Christopher M. Condron      Mary R. (Nina) Henderson      Joseph H. Moglia
Henri de Castries           James F. Higgins              Peter J. Tobin
Claus-Michael Dill          W. Edwin Jarmain              Stanley B. Tulin
Denis Duverne               Christina Johnson



*By: /s/ Dodie Kent
     ------------------------
         Dodie Kent
         Attorney-in-Fact

April 28, 2005

                                 EXHIBIT INDEX

EXHIBIT NO.                                                     TAG VALUE
-----------                                                     ---------

   3(e)        Form of Fund Participation Agreement             EX-99.3e

   9(h)        Opinion and Consent of Counsel                   EX-99.9h

  10(h)        Consent of PricewaterhouseCoopers LLP.           EX-99.10h